Form 20-F
period 2010-12-31
China Nuokang Bio-Pharmaceutical Inc.
filed 2011-06-03
CIK 1474952

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Shenyang, Liaoning Province

People’s Republic of China 110171

Tel: +86-024-2469-6033

Fax: +86-024-2469-6133

E-mail: ir@nkbp.com

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

161,490,942 ordinary shares, par value $0.0005 per share, as of December 31, 2010.

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

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F:

•	“we,” “us,” “our company,” and “our” refer to China Nuokang Bio-Pharmaceutical Inc., its predecessor entities, subsidiaries and consolidated entities;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macao;

•	“ADSs” refers to American Depositary Shares, each representing eight of our ordinary shares;

•	“Renminbi” or “RMB” refers to the legal currency of China; and

•	“$” or “U.S. dollars” refers to the legal currency of the United States.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2008, 2009 and 2010.

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

A. Selected Financial Data

We have derived our consolidated statement of income data for the years ended December 31, 2008, 2009 and 2010 and our consolidated balance sheet data as of December 31, 2009 and 2010 from our audited consolidated financial statements included in this annual report. Our selected consolidated statement of income data for the years ended December 31, 2006 and 2007 and our consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements not included in this annual report. Our historical operating results presented below are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2011 or any other future fiscal period. Our financial statements have been prepared in accordance with the accounting principles generally accepted in the United States, or U.S. GAAP. You should read the selected consolidated financial data set forth below in conjunction with “Item 5. Operating and Financial Review and Prospects – A. Operating Results” and with our consolidated financial statements and related notes included in this annual report.

	Year Ended December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data and percentages)
Consolidated Statement of Income Data:
Net revenue	121,661	147,875	225,399	282,911	315,789	47,846
Cost of revenue	(44,083)	(34,745)	(30,963)	(35,625)	(37,304)	(5,652)

Gross profit	77,578	113,130	194,436	247,286	278,485	42,195
Operating expenses:
Research and development costs	(6,054)	(7,995)	(5,585)	(8,297)	(13,504)	(2,046)
Selling, marketing and distribution expenses	(23,173)	(52,443)	(92,404)	(110,513)	(145,549)	(22,053)
General and administrative expenses	(14,809)	(16,796)	(31,884)	(47,582)	(53,527)	(8,110)

Total operating expenses	(44,036)	(77,234)	(129,873)	(166,392)	(212,580)	(32,209)

Operating profit	33,542	35,896	64,563	80,894	65,905	9,986
Interest income	47	196	1,259	1,372	1,198	182
Interest expense	(1,672)	(5,190)	(1,309)	(3,327)	(7,147)	(1,083)
Foreign exchange gain (losses)	—	2,335	7,023	178	(5,825)	(883)
Other (loss) income, net	(344)	(144)	(679)	2,836	2,473	375

Income before income tax expense	31,573	33,093	70,866	81,953	56,604	8,576
Income tax expense	(6,181)	2,102	(7,246)	(16,858)	(10,606)	(1,607)

Net income	25,392	35,195	63,620	65,095	45,998	6,969
Non-controlling interest	912	—	—	—	64	10
Accretion of Series A convertible redeemable preference shares	—	(30,156)	(13,403)	(13,886)	—	—
Allocation to Series A convertible redeemable preference shares for participating rights to dividends	—	(326)	(9,458)	—	—	—

Net income attributed to ordinary shares	26,304	4,713	40,759	51,209	46,062	6,979

Net income per share
Basic	0.26	0.05	0.43	0.52	0.30	0.05
Diluted	0.26	0.05	0.43	0.51	0.30	0.04
Shares used in net income per share computation
Basic	100,000,000	99,850,334	95,447,648	98,885,045	158,466,428	158,466,428
Diluted	100,000,000	99,850,334	95,460,841	99,725,253	158,797,628	158,797,628

	Year Ended December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	2,395	112,589	81,837	351,258	191,822	29,064
Restricted cash	2,400	—	20,000	34,200	—	—
Accounts receivable	14,569	30,417	71,312	103,719	132,504	20,077
Inventories	21,585	7,034	10,610	14,765	16,789	2,544
Property, plant and equipment	53,614	119,029	149,679	160,125	155,786	23,604
Total assets	152,704	320,724	405,031	781,454	744,879	112,860
Short-term bank loans	18,380	50,380	72,430	125,618	47,000	7,121
Total current liabilities	78,210	95,293	119,760	167,246	72,107	10,925
China Nuokang Bio-Pharmaceutical Inc. shareholders’ equity	53,872	77,157	127,721	580,384	635,711	96,319
Total liabilities and equity	152,704	320,724	405,031	781,454	744,879	112,860

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB6.6000 to US$1.00, the noon buying rate in effect as of December 31, 2010 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On May 27, 2011, the noon buying rate was RMB6.4920 to US$1.00.

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

	Noon Buying Rate (RMB per US$1.00)
Period	Period End	Average(1)	Low	High
2006	7.8041	7.9579	8.0702	7.8041

2007	7.2946	7.5806	7.8127	7.2946

2008	6.8225	6.9193	7.2946	6.7800

2009	6.8259	6.8295	6.8470	6.8176

2010	6.6000	6.7603	6.8330	6.6000

November	6.6670	6.6538	6.6892	6.6330

December	6.6000	6.6497	6.6745	6.6000

2011

January	6.6017	6.5964	6.6364	6.5809

February	6.5713	6.5761	6.5965	6.5520

March	6.5483	6.5645	6.5743	6.5483

April	6.4900	6.5267	6.5477	6.4900

May (through 27, 2011)	6.4920	6.4965	6.5073	6.4913

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

You should consider carefully all of the information in this annual report, including the risks described below. If any risk disclosed below or elsewhere in this annual report actually occurs, our business, financial condition or results of operations could be harmed. In such an event, the trading price of our ADS could decline and you might lose all or part of your investment. Some information in this Item 3.D may be a summary of more detailed discussions contained elsewhere in this annual report.

The risks described below are not the only ones concerning us. Our business is also subject to the risks not specifically addressed below that affect many other companies, such as employment relations, general economic conditions, geopolitical events, etc. Further, additional risks not currently known to us or that we currently believe are immaterial also may impact our business, operations, financial condition and ADS price materially and adversely.

Risks Related to Our Business

We are dependent and expect to continue to be dependent on the revenue contribution from our flagship product, Baquting. A reduction in Baquting sales would cause our revenues to decline and materially harm our business.

We are largely dependent on sales of our hemocoagulase product, which we market under the name of Baquting. We launched Baquting in November 2001. In 2008, 2009 and 2010, we sold 9.7 million, 13.1 million and 14.8 million units of Baquting, respectively. Revenues from Baquting sales accounted for 90.1%, 93.5% and 94.2% of our total revenues in 2008, 2009 and 2010, respectively. We plan to dedicate additional resources toward maintaining and expanding Baquting’s market share, such as for improved quality control, production technology and formulation and dosage upgrades and modifications. Sales of Baquting will continue to comprise a substantial portion of our revenues in the future.

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

We may not be able to obtain manufacturing or marketing approvals for our products, including Aiduo and Aiwen, or pass on-site inspections of our production facilities. Failure to obtain approvals for our products or pass on-site inspections of our production facilities could materially harm our operations and business prospects.

All medicines must be approved by the PRC State Food and Drug Administration, or the SFDA, before they can be manufactured, marketed or sold in the PRC. The SFDA requires a pharmaceutical manufacturer to successfully complete clinical trials of a new medicine and demonstrate its manufacturing capability before granting manufacturing approval for the new medicine. Clinical trials are expensive and their results are uncertain. In addition, the SFDA and other regulatory authorities may apply new standards for safety, manufacturing, labeling, marketing and distribution of future products. Complying with these standards may be time-consuming and expensive. Furthermore, our future products may not be efficacious or may have undesirable or unintended side effects, toxicities or other characteristics that may preclude us from obtaining approval or may prevent or limit their commercial use. As a result, we may not be able to obtain SFDA or other governmental approvals for our future products on a timely basis or at all. For example, in June 2010, we entered into an exclusive distribution agreement with a Swiss company, HCB Lubricants GmbH, to register, market and distribute Dianatal® Obstetric Gel exclusively in Mainland China, Taiwan, Hong Kong and Macao. We have started marketing Dianatal® Obstetric Gel in Hong Kong. In March 2011, we submitted our application for the SFDA approval, which is necessary to sell this product in Mainland China. If the SFDA approval for Dianatal® Obstetric Gel is delayed or not granted at all, we will not be able to launch this product in the Chinese market. Even if we obtain these approvals, such approvals may be modified or revoked or subject to limitations on the indicated uses for which we may market the product, which may limit the size of its market. We will not be able to manufacture and market our new products or at all if we do not obtain required governmental approvals.

Furthermore, even after we obtain such approvals, we may not be able to pass the on-site inspections of our facilities required prior to the launch of our products. For example, in 2004, we entered into agreements for the acquisition of Aiduo, our cardiovascular stress imaging agent, and Aiwen, our anti-arrhythmic agent, from Shenyang Guangda Pharmaceutical Co., Ltd., or Shenyang Guangda, and Shenyang Wanjia Biotechnology Research Institute, or Shenyang Wanjia. We require approval from the SFDA for the transfer of the production permit for Aiduo and Aiwen from Shenyang Guangda to us and Good Manufacturing Practice, or GMP, certification for our Shenyang facility in order to complete the acquisition of Aiduo and Aiwen from Shenyang Guangda and to commence production of these products at our production facility. If we fail to pass the on-site inspection in connection with our production permit application, we will not be able to obtain the production permit and commence production. If we fail to pass the on-site inspection in connection with GMP certification, we will not be able to obtain a GMP certificate, which is required for pharmaceutical production and sale. GMP certificates are subject to review and renewal every five years. See “Item 4. Information on the Company – B. Business Overview — Certificates and Permit” for a description of our current licenses and permits. Failure to obtain or renew approvals for our existing or future products or pass on-site inspections of our facilities could materially harm our business and operations.

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

We operate in a highly competitive environment and our products compete with other products or treatments. Baquting competes with existing hemocoagulase products and potential new drug candidates. In China, our major competitors in the hemocoagulase market include Aohong Pharma’s Bangting, Solco Basel’s Reptilase and Lee’s Pharm’s Sulejuan, which in 2010 held approximately 29.0%, 21.7% and 13.0% market share, by volume, respectively. Our products may compete against products with lower prices, superior performance, greater ease of administration or other advantages compared to our products. We do not have patents of any commercial significance for many of our products and product candidates to protect these products and product candidates from direct competition. Our inability to compete effectively could reduce sales or margins, which could materially and adversely affect our results of operations.

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

The prices of pharmaceutical products listed in the PRC national medical insurance catalog and certain other medicines are subject to the regulation of the PRC National Development and Reform Commission, or the NDRC, and relevant authorized provincial or local price control authorities, in the form of fixed prices or price ceilings. From time to time, the NDRC publishes a list of medicines subject to price controls. Our principal products, Baquting and Kaitong, are subject to price ceilings set by the NDRC. The limitation on our ability to raise the wholesale prices of our products may prevent us from absorbing or offsetting any increase in the costs of producing our products, which would lower our margins. Additionally, we are required to file the prices of Aiduo, Aiwen and our other products with provincial price control authorities. In aggregate, 8 out of 15 of our products, sales of which accounted for 94.2%, 96.5% and 95.2% of our total sales in 2008, 2009 and 2010, respectively, are subject to price controls imposed by the NDRC and provincial price control authorities. Furthermore, the prices of our products may be adjusted downward by the relevant governmental authorities in the future. On March 28, 2011, the NDRC lowered the price ceilings of 162 medicines in China. As a result, the maximum retail price at which lipid emlusion alprostadil products such as Kaitong may be sold to patients was reduced from RMB145.0 per unit to RMB123.0 per unit, representing a decrease of 15.2%. If we are required to lower wholesale prices of our principal products in the future as a result of any government-mandated reduction in the price ceilings, our future results of operation and profitability would be adversely affected. In addition, in order to access certain local or provincial-level markets, we are required to enter into competitive bidding processes with a pre-defined price range for Baquting, Kaitong, Aiduo, Aiwen and our other products every one or two years. The competitive bidding effectively sets price ceilings for our products, thereby limiting our profitability. We may stop manufacturing of certain products of its price range designated by the local or provincial government falls below production costs.

Reimbursement may not be available for our products, which could diminish our sales or affect our ability to sell our products profitably.

Market acceptance and sales of our products depend to a large extent on the reimbursement policies of the PRC government. The PRC Ministry of Labor and Social Security or provincial or local labor and social security authorities, together with other government authorities, review the inclusion or removal of drugs from the national medical insurance catalog or provincial or local medical insurance catalogs for the National Medical Insurance Program every two years, and the tier under which a drug will be classified, both of which affect the amounts reimbursable to program participants for their purchases of those medicines. These determinations are made based on a number of factors, including price and efficacy of the drug. Depending on the tier under which a drug is classified in the provincial medicine catalog, a National Medical Insurance Program participant residing in that province can be reimbursed for the full cost of Tier 1 medicine and for 80% to 90% of the cost of Tier 2 medicine. Our principal products, Baquting and Kaitong, are currently included in the national medical insurance catalog as Tier 2 medicines. Aiduo and Aiwen are Tier 2 medicines in the medical insurance catalogs of Zhejiang, Hubei, Gansu, Hunan, Shaanxi, Jilin, Fujian and Ningxia. If our products are removed from medical insurance catalogs by relevant government authorities, sales of these products and our revenues in turn may be materially adversely affected. Furthermore, if our new products are not included in national, provincial or local medical insurance catalogs, sales of these products may be materially adversely affected.

The growth and success of our business depends on our ability to successfully market our principal products to hospitals and their selection in tender processes used by hospitals for medicine purchases.

Our future growth and success significantly depend on our ability to successfully market Baquting and Kaitong to hospitals as prescription medicines. In 2008, 2009 and 2010, substantially all of the end-customers of Baquting were hospitals. Hospitals may make bulk purchases of a medicine included in the national and provincial medicine catalogs only if that medicine is selected under a government-administered tender process. Every one or two years, bidding is organized on a provincial or municipal basis. A medicine manufacturer is invited to participate in the tender based on the level of interest that hospitals have in purchasing the medicine. A hospital’s interest in a medicine is evidenced by:

•	the inclusion of the medicine on the hospital’s formulary, which lists medicines its physicians may prescribe; and

•	the willingness of physicians at this hospital to prescribe this medicine to their patients.

We believe that effective marketing efforts are critical to maintaining hospital interest in Baquting and to developing the same in Kaitong. If our marketing efforts are ineffective, hospital administrators may not want to include Baquting or Kaitong in their formularies and physicians may not be interested in prescribing Baquting or Kaitong to their patients, which decreases our chances of being invited to and succeeding at tenders. As a result, we may find it difficult to maintain the existing level of sales of our products, and our revenues and profitability may decline.

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

The recent global economic and financial market crisis has caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, lower consumer and business spending, and lower consumer net worth, in the United States and other parts of the world. This global economic and financial market crisis may impair our ability to raise funds through capital market transactions or enter into other financial arrangements if and when additional funds become necessary for our operations. Any recurrence of the economic and financial market crisis may cause, among other things, lower customer spending across China. People may have diminished financial resources to purchase even critical medical care, which could lead to reduced demand for our products and reduced revenues. In addition, some of our distributors and their customers, primarily hospitals and other healthcare institutions, may be adversely affected by the economic crisis, resulting in delays in payment to us or defaults of payments by our distributor customers. The global economic and financial market crisis could have a material adverse effect on our business, financial condition, results of operations and cash flow.

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

We have in the past been, and may in the future be, subject to claims of intellectual property infringement by third parties, and any of the following may arise from such claims:

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

We source our primary raw material, Bothrops atrox venom, from a single third-party supplier.

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

We rely on a limited number of distributors for most of our net revenue. Our top five distributors in the aggregate accounted for 33.4%, 42.1% and 51.0% of our net revenue in 2008, 2009 and 2010, respectively. We expect that a relatively small number of our distributors will continue to account for a major portion of our net revenue in the near future. Our dependence on a few distributors could expose us to the risk of substantial losses if a single large distributor stops purchasing our products, purchases fewer of our products or goes out of business and we cannot find substitute distributors on equivalent terms. If any of our significant distributors reduces the quantity of the products they purchase from us or stops purchasing from us, our net revenue would be materially and adversely affected.

We do not have long-term distribution agreements with our distributors and we compete for desired distributors with other pharmaceutical manufacturers. Consequently, maintaining relationships with existing distributors and replacing distributors may be difficult and time consuming. Any disruption of our distribution network, including failure to renew existing distribution agreements with desired distributors, could negatively affect our ability to effectively sell our products and materially and adversely affect our business, financial condition and results of operations.

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

If we are unable to attract, train, retain and motivate our direct sales force, third-party marketing agents and contract sales partners, sales of our products may be materially and adversely affected.

We rely on our direct sales force, third-party marketing agents and contract sales partners who are dispersed across China, to market our products to hospitals and other healthcare institutions. We believe that Baquting’s current leading position in the market was the result, to a significant extent, of the dedication, efforts and performance of our direct sales force, third-party marketing agents and contract sales partners. We believe that our future success will continue to depend on these same factors. There are only limited numbers of competent and qualified marketing agents in the Chinese pharmaceutical industry. We do not provide compensation to, or contract directly with, our marketing agents. Our marketing agents are instead compensated for their marketing and promotional activities by distributors. We therefore are unable to directly incentivize the marketing agents for their abilities. Our competitors may provide commissions or other economic incentives to third-party marketing agents significantly above the market standard, which may cause such agents to cease marketing our products. If we are unable to attract, train, retain and motivate our direct sales force and marketing agents, sales of our products may be materially and adversely affected.

Anti-corruption measures taken by the government to correct corruptive practices in the pharmaceutical industry could adversely affect our sales and reputation.

The government has taken anti-corruption measures to correct corrupt practices. In the pharmaceutical industry, such practices include, among others, acceptance of kickbacks, bribery or other illegal gains or benefits by the hospitals and medical practitioners from pharmaceutical distributors in connection with the prescription of a certain drug. Substantially all of our sales are made to hospitals through third-party distributors. We have no control over our third-party marketing agents and distributors, who may engage in corrupt practices to promote our products. While we maintain strict anti-corruption policies applicable to our internal sales force and third-party marketing agents and distributors, these policies may not be completely effective. If our sales staff or any of our third-party marketing agents and distributors engage in such practices and the government takes enforcement action, our products may be seized and our own practices, and involvement in the distributors’ practices may be investigated. If this occurs, our sales and reputation may be materially and adversely affected.

In addition, government-sponsored anti-corruption campaigns from time to time could have an adverse effect on our efforts to reach new hospital customers. Our sales representatives primarily rely on hospital visits to better educate physicians on our products and promote our brand awareness. In the past, there were occasions on which our sales representatives were denied access to hospitals in order to avoid the perception of corruption. If this attitude becomes widespread among our potential customers, our ability to promote our products will be adversely affected.

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

If we are presented with appropriate opportunities, we may acquire or make investments in complementary companies, products or technologies. For example, in July 2009, we entered into a joint venture with QRxPharma Limited, a publicly listed biopharmaceutical company in Australia, to develop and commercialize two bleeding control product candidates in China. We invested $5.0 million in the joint venture for it to fund the clinical trials for the product candidates, regardless of whether we are able to obtain regulatory approvals for their production or successfully commercialize them. We may not realize the anticipated benefit of any acquisition or investment. If we acquire companies or technologies, we will face risks, uncertainties and disruptions associated with the integration process, including difficulties in the integration of the operations of an acquired company, integration of acquired technology with our products, diversion of our management’s attention from other business concerns, the potential loss of key employees or customers of the acquired business, the potential involvement into any litigation related to the acquired company, and impairment charges if future acquisitions are not as successful as we originally anticipate. In addition, our operating results may suffer because of acquisition-related costs or amortization expenses or charges relating to acquired intangible assets. Any failure to successfully integrate other companies, products or technologies that we may acquire may have a material adverse effect on our business and results of operations. Furthermore, we may have to incur debt or issue equity securities to pay for any additional future acquisitions or investments, the issuance of which could be dilutive to our existing shareholders.

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

Our business is subject to competition from other pharmaceutical manufacturers. Local and overseas pharmaceutical manufacturers engaged in the manufacture and sale of similar products to ours in China may have more capital resources, superior research and development capabilities and more experience in manufacturing and marketing their products. China joined the World Trade Organization, or WTO, in December 2001. Following its entry, China lowered tariffs on certain imported pharmaceutical products as part of its obligation under the WTO framework. The reduction or removal of tariffs on imported pharmaceutical products made such products more competitive with domestic pharmaceutical products. In addition, an increasing number of foreign-invested pharmaceutical manufacturers may establish operations to engage in the manufacture or distribution of pharmaceutical products in China, which would increase the number of suppliers of pharmaceutical products in the market and intensify the competition with domestic manufacturers. If the domestic pharmaceutical manufacturers are unable to distinguish their products from imported products or products produced domestically by foreign-invested pharmaceutical manufacturers, they may lose market share to imported products or products produced domestically by foreign-invested pharmaceutical manufacturers which may be of higher quality and are sold at competitive prices. Furthermore, due to the lack of capital for the research and development of new medicines, most of the domestic pharmaceuticals are imitations of foreign products. Following China’s entry to the WTO, many more companies in Europe and the U.S. have applied for patents in the PRC, thereby increasing the likelihood of litigation for Chinese domestic pharmaceutical companies whose products may be covered by PRC patents owned by foreign companies.

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

In addition, our production process requires a continuous supply of electricity. We encountered power shortages historically due to restricted power supply to industrial users during summers when the usage of electricity was high and supply was limited or as a result of damage to the electricity supply network. Because the duration of those power shortages was brief, they had no material impact on our operations. Interruptions of electricity supply could result in lengthy production shutdowns, increased costs associated with restarting production and the loss of production in progress. Any major suspension or termination of electricity or other unexpected business interruptions could have a material adverse impact on our business, financial condition and results of operations.

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

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under U.S. securities laws. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the Securities and Exchange Commission, every public company is required to include a management report on the company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. This requirement first applied to our annual report on Form 20-F for the fiscal year ended on December 31, 2010.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2010. See “Item 15. Controls and Procedures.” However, there is no assurance that we will be able to maintain effective internal controls over financial reporting in the future. If we fail to do so, we may not be able to produce reliable financial reports and prevent fraud. Moreover, if we were not able to conclude that we have effective internal controls over financial reporting, investors may lose confidence in the reliability of our financial statements, which would negatively impact the trading price of our ADSs. Our reporting obligations as a public company, including our efforts to comply with Section 404 of the Sarbanes-Oxley Act, will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2010. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

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

In October 2005, State Administration of Foreign Exchange, or SAFE, promulgated a regulation known as Circular No. 75 that states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies. They must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or guarantee. Under this regulation, failure to comply with the registration procedures set forth in such regulation may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity. Mr. Baizhong Xue, our chief executive officer and chairman of our board of directors, beneficially owned approximately 58.5% of our outstanding share capital as of March 31, 2011. Mr. Xue has registered with the SAFE under the relevant SAFE regulations and updated his registration upon the completion of our initial public offering in December 2009. While we believe our shareholders have complied with existing SAFE registration procedures, any future failure by any of our shareholders who is a PRC resident, or controlled by a PRC resident, to comply with relevant requirements under this regulation could subject our company to fines or sanctions imposed by the PRC government, including restrictions on our subsidiaries’ ability to pay dividends or make distributions to us and our ability to increase our investment in or to provide loans to our subsidiaries.

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

We are a holding company, and we rely on dividends paid by our wholly owned subsidiaries, Liaoning Nuokang, Shenyang Shouzheng and Penglai Nuokang, for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The payment of dividends by Nuokang Distribution, our variable interest enterprise, or VIE, is proposed by its sole shareholder, Mr. Baizhong Xue, our chairman and chief executive officer, subject to Penglai Nuokang’s approval. Repayment by Mr. Xue of these dividends to Penglai Nuokang under the contractual arrangements is subject to applicable PRC laws and regulations. Each of our subsidiaries is required to allocate at least 10% of its net profit after tax to its general reserve fund until the balance of such fund has reached 50% of its registered capital. These funds are not distributable in cash dividends. If our subsidiaries are unable to pay us sufficient dividends due to statutory or contractual restrictions on their ability to distribute dividends to us, we may not be able to pay dividends to our shareholders and our various other cash needs may not be met. In addition, our debt arrangements and those of our subsidiaries that we may enter into from time to time may impose operating and financial restrictions on us and our subsidiaries. These restrictions may limit our ability and the ability of our subsidiaries to pay dividends. In addition, if our subsidiaries incur debts or losses, such indebtedness or loss may impair their ability to pay dividends to us and limit our ability to pay dividends to our shareholders.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including the U.S. dollar, has historically been set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate in approximately more than 20% against the U.S. dollar over the following five years. It is difficult to predict how long the current situation may last and when and how it may change again. As we import our primary raw material from Brazil and may import certain production equipment in the future, fluctuations in the value of the Renminbi against the U.S. dollar and other currencies may affect our cost of production. In addition, as we rely entirely on dividends paid to us by our subsidiaries, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making dividend payments on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us.

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

Under the new EIT law and its implementation rules, enterprises that are “high and new technology enterprises strongly supported by the State” are entitled to a reduced EIT rate of 15%. Enterprises may choose to benefit from the two-year tax exemption and three-year tax reduction of 50% tax holidays or the reduced EIT rate of 15% during the transition period before the expiration of the tax holidays. In 2008, the relevant PRC authorities recognized Liaoning Nuokang and Penglai Nuokang as “high and new technology enterprises” through 2011, after which we plan to apply for the renewal of these qualifications. We will also apply for the “high and new technology enterprise” qualification for Shenyang Shouzheng, whose existing preferential tax treatment expires in 2012. Liaoning Nuokang, Penglai Nuokang and Shenyang Shouzheng have chosen to benefit from the tax holidays during the transition period. However, after the expiration of the tax holidays, Liaoning Nuokang, Penglai Nuokang or Shenyang Shouzheng may not be qualified as “high and new technology enterprises”. Any discontinuation of preferential tax treatments or any increase of the EIT rate applicable to our subsidiaries or Nuokang Distribution could increase our tax expense and materially adversely affect our financial condition and results of operations.

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

Except for the trademarks “ ” (Baquting) and “ ” (Danya) that are owned by Penglai Nuokang, the trademarks “ ” , “Nuokang”, “ ”, “ ” and “ ” that are owned by Liaoning Nuokang, all other trademarks we are currently using are owned by Nuokang Distribution. We received long term licenses from Nuokang Distribution to use these trademarks. We may need additional licenses from Nuokang Distribution in the future if we plan to use other trademarks it owns. As a result of the conflict of interest between Nuokang Distribution and us, the terms of such licenses may not be favorable to us.

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

Mr. Baizhong Xue, our chairman and chief executive officer, beneficially owned approximately 58.2% of our outstanding share capital as of March 31, 2011. Because of this high level of shareholding, Mr. Xue has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Xue may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

In order to facilitate foreign investment in our company, Surplus International was incorporated in Hong Kong in August 2005 as an offshore holding company, wholly owned by Ms. Yuhuan Zhu, the wife of Mr. Baizhong Xue, our chairman and chief executive officer. In September 2005 and July 2006, Surplus International acquired 100% of the equity interests in Liaoning Nuokang and Shenyang Shouzheng from Mr. Xue, including interests held by nominees on his behalf, for cash considerations of RMB11 million and RMB2 million, respectively. In August 2006, Surplus International acquired all of the equity interests in Penglai Nuokang from Mr. Xue for a cash consideration of RMB10 million. The Liaoning Nuokang acquisition was registered and approved by the relevant authority in December 2005. The Shenyang Shouzheng and Penglai Nuokang acquisitions were registered and approved by the relevant authorities in August 2006. This series of transactions from September 2005 to August 2006 was accounted for as a legal reorganization of entities under common control in a manner similar to a pooling of interests and the three PRC operating subsidiaries acquired by Surplus International were reorganized as wholly foreign-owned enterprises, or WFOEs. China Nuokang Bio-Pharmaceutical Inc. acquired all of the equity interests of Surplus International from Ms. Zhu in August 2006 for a cash consideration equal to its then issued capital of Surplus International of HK$10,000. In October 2009, we invested $5.0 million in Venomics Hong Kong Limited, a company incorporated in Hong Kong, for its 93% equity interest.

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

For information regarding our principal capital expenditures, see “— D. Property, Plant and Equipment.”

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is http://www.nkbp.com. The information contained on our website does not form part of this annual report. Our agent for service of process in the United States is Law Debenture Corporate Services Inc. of 400 Madison Avenue, 4th Floor, New York, New York 10017.

B. Business Overview

Overview

We are a fully integrated, China-based biopharmaceutical company focused on the research, development, manufacture, marketing and sales of hospital-based medical products. We currently sell a portfolio of 15 products, including four principal products: (i) Baquting , our flagship bleeding control product, (ii) Kaitong , our lipid emulsion alprostadil product for the treatment of peripheral vascular diseases, cardiocerebral microcirculation disorders and post-surgery thrombosis, (iii) Aiduo , our cardiovascular stress imaging agent and (iv) Aiwen , our anti-arrhythmic agent. We plan to launch dipyridamole aspirin sustained release capsules after we receive all necessary marketing approvals. Our product pipeline includes three product candidates under development to address growing market and medical needs for bleeding control and hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention.

Developed in-house and launched in 2001, Baquting is China’s leading hemocoagulase and is prescribed to hospital patients for the treatment and prevention of bleeding. A hemocoagulase is an enzyme obtained from the venom of the snake species Bothrops atrox that can be used as a plasma clotting agent for wound and tissue repair. Baquting commanded an approximately 33.5% market share by volume in 2010, according to an independent study conducted by China Pharmaceutical Association, a national organization of pharmacists and pharmaceutical scientists in China. Through March 31, 2011, we had sold an aggregate of approximately 60 million units of Baquting to our end-customer base of over 2,800 hospitals across China. Sales of Baquting accounted for 90.1%, 93.5% and 94.2% of our total net revenue in 2008, 2009 and 2010, respectively. Baquting’s brand is well-recognized by the medical community in China, where traditional medicine and culture emphasize the importance of blood and limiting its loss and where there are higher clinical risks related to blood transfusions than in some Western countries. Our patent in China for Baquting with enhanced quality will expire in 2025.

In December 2008, we entered into a ten-year exclusive distribution agreement with Jilin Yuhua, amended in June and December 2009, April 2010 and January 2011, to market and distribute Kaitong exclusively in China, Taiwan, Hong Kong and Macao. Kaitong is an intravenous injectable lipid emulsion of vasodilator alprostadil for the treatment of peripheral vascular diseases, cardiocerebral microcirculation disorders and post-surgery thrombosis. Jilin Yuhua received the production permit for Kaitong in December 2010 and commenced its production in January 2011. We commenced the sale of Kaitong in the first quarter of 2011.

Aiduo and Aiwen are the first adenosine products to be manufactured in China. Adenosine is a nucleoside that plays important biological roles, including dilating the coronary arteries and regulating the pacemaker activity of the heart. Aiduo is our diagnostic stress-test agent for coronary arterial diseases and Aiwen is used in the diagnosis and treatment of paroxysmal supraventricular tachycardia, or PSVT, an abnormal conduction of electrical signals that causes the heart to beat very rapidly. We entered into agreements to acquire Aiduo and Aiwen from two third parties, Shenyang Guangda and Shenyang Wanjia, in 2004. Aiduo and Aiwen are currently manufactured by Shenyang Guangda, and we have been the exclusive distributor and marketer of Aiduo and Aiwen in China since January 2005. In order to complete the acquisition and to commence production of Aiduo and Aiwen at our Shenyang facility, we require approval from the SFDA for the transfer of the production permit for these drugs from Shenyang Guangda to us and GMP certification for our Shenyang facility. We submitted our application for the SFDA approval in July 2008 and we are still waiting for the approval. If the SFDA approval and the GMP certification are delayed or not granted at all, we will continue to be the exclusive distributor and marketer of Aiduo and Aiwen but manufacturing will continue to be conducted by Shenyang Guangda.

In June 2010, we entered into an exclusive distribution agreement with a Swiss company, HCB Lubricants GmbH, to register, market and distribute Dianatal® Obstetric Gel exclusively in Mainland China, Taiwan, Hong Kong and Macao. We have started marketing Dianatal® Obstetric Gel in Hong Kong. We submitted our application for the SFDA approval in March 2011. We expect to launch this product at the end of 2011 or in early 2012 when we received the SFDA approval.

Our product pipeline consists of three product candidates at various stages of development:

•	hemocoagulase derived from the venom of the snake species Agkistrodon acutus for bleeding control;

•	adenosine for myocardial protection; and

•	lanthanum polystyrene sulfonate for the treatment of hyperphosphatemia, or high levels of blood phosphate typically found in chronic renal failure patients undergoing dialysis.

Substantially all of our sales are made to pharmaceutical distributors, which in turn sell our products primarily to hospitals and other healthcare institutions in China. Our end-customer base has expanded from approximately 100 hospitals in 2001 to over 2,900 hospitals in all 31 provinces and municipalities in China as of March 31, 2011. Our end-customer base includes approximately 80% of the Class 3A hospitals, considered the best and largest under the China Ministry of Health hospital classification system, in major Chinese cities. As of March 31, 2011, our sales force consisted of six direct sales offices with 128 sales personnel, complemented by 16 third-party marketing agents with over 200 sales personnel and nine contract sales partners with over 210 sales personnel. We believe the reputation of our Nuokang brand name and our well-known branded pharmaceutical, Baquting, enable our sales and marketing team to effectively promote our principal products and help to stimulate the sales of our other pharmaceuticals. We employ a physician-targeted marketing model that is focused on promoting our products by providing physicians and hospitals with information on the benefits and differentiating clinical aspects of our products. Our sales and marketing activities receive strong academic support from a specialist network comprising over 180 national and provincial key opinion leaders and physicians in various clinical areas, and over 200 peer-reviewed academic articles have been published in recognized academic magazines or periodicals regarding the use of our principal products. As of March 31, 2011, our distribution network included approximately 230 distributors.

We have built our market reputation through our strict adherence to high product safety standards and our quality control and monitoring system that spans the entire production and sales process, including inspection of raw and auxiliary materials, manufacturing, delivery of finished products, clinical testing at hospitals and ethical sales practices. Our 11,000-square-meter manufacturing facility in Penglai, China commenced operations in 2002. At this facility, we maintain six GMP-certified formulation production lines, including injectables, freeze-dried powder, aerosols, tablets, hard capsules and granules, and five GMP-certified active pharmaceutical ingredient production lines. In February 2008, we completed the construction of a 24,000-square-meter integrated facility in Shenyang, China. The Shenyang facility was designed to have the capacity for three additional production lines, including two formulation production lines for injectables and one active pharmaceutical ingredient production line, a new research and development center and a warehouse. Both research and development center and warehouse are operational. We have obtained the drug production permits for these three production lines while their GMP certification is currently pending. In July 2010, we obtained the land use right of a parcel of land in Penglai, where we plan to build another production facility. We commenced the construction of the new facility in 2011, and we expect the facility to receive GMP certification by the end of 2013 and become operational in 2014.

Our net revenue was RMB225.4 million, RMB282.9 million and RMB315.8 million ($47.8 million) in 2008, 2009 and 2010, respectively. Our net income was RMB63.6 million in 2008, RMB65.1 million in 2009 and RMB46.1 million ($7.0 million) in 2010.

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

The development of our principal products, product under exclusive distributorship and product candidates include three phases, which are comparable to the similar phases of clinical trials involved in obtaining marketing approval from the U.S. Food and Drug Administration. Under the Administrative Measures on the Registration of Pharmaceutical Products promulgated by the SFDA, the three phases refer to:

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

We developed Baquting in-house and were the first Chinese biopharmaceutical company to obtain regulatory approval for and introduce a form of injectable hemocoagulase into our domestic market. In August 2001, we received the Certificate of Chinese Chemical New Drug and the production permit for Baquting. In November 2001, we launched Baquting in the Chinese market. We originally sold Baquting in a 1 unit/vial formulation, and, in 2006, we launched two additional dosages, 0.5 unit/vial and 2 units/vial. We believe we are the first hemocoagulase manufacturer in the world to offer three distinct dosages, which provides physicians greater flexibility in prescribing the product to suit diverse patient profiles or clinical and surgical settings. We have filed a patent application in China relating to the composition of matter of Baquting. Baquting is also included as one of the hemocoagulases in the national medical insurance catalog in China, which we believe increases both its affordability for patients who have access to medical insurance and the likelihood of its prescription by physicians. In 2008, 2009 and 2010, we sold 9.7 million, 13.1 million and 14.8 million units of Baquting, respectively. According to the China Pharmaceutical Association, Baquting was the leading hemocoagulase in China with an approximately 37% market share in 2009 based on volume and 33.5% by volume in 2010.

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

In 2000, we completed a prospective, randomized, double-blind, controlled, parallel-group, multicenter Phase III clinical trial with Baquting in 217 patients undergoing surgery. This trial compared the safety and efficacy of our product to those of Reptilase, an approved batroxobin product manufactured by Solco Basel, and Mannitol, which served as the placebo. In this trial, 97 patients received Baquting, 60 patients received Reptilase and 60 patients received Mannitol. Patients were treated with Baquting, Reptilase or Mannitol twice, one time 16 to 18 hours before the surgery and another time thirty minutes before the surgery. The primary endpoints in the trial, including bleeding time, blood loss and blood loss per unit area, are illustrated in the following table:

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

We hold a patent for our lanthanum polystyrene sulfonate product candidate in China, as well as in the U.S. and Australia. We have completed preclinical toxicity research and pharmacodynamics studies that demonstrate the potential efficacy and safety of lanthanum polystyrene sulfonate and in March 2010, we applied to the SFDA for commencement of clinical trials of this product. We are continuing to conduct long-term toxicity research and other preclinical research of our lanthanum polystyrene sulfonate product candidate.

Our Cardiovascular Products and Product Candidates

Kaitong

Kaitong is an intravenous injectable lipid emulsion of alprostadil for treatment of peripheral vascular diseases, cardiocerebral microcirculation disorders and post-surgery thrombosis. Alprostadil has been shown to dilate blood vessels, inhibit platelet aggregation, increase pulmonary blood flow, promote vasodilation and stimulate intestinal and uterine smooth muscle contraction. Market size of alprostadil has been growing at 33% annually since 2006 and has reached approximately RMB1.5 billion in 2010, according to a report prepared by Healthoo.com. Kaitong’s lipid emulsion provides it with a series of advantageous characteristics, such as specificity for the narrow segments of blood vessels, lower effective dosage and decreased side effects. It has been approved in China for (i) limb ulceration caused by chronic artery occlusion such as thromboangiitis obliterans and arteriosclerosis obliterans, pain caused by microcirculation disorders, and other cardiocerebral microcirculation disorders, (ii) use as an anti-thrombotic agent after organ transplants, and (iii) ductal-dependent congenital heart disease in the newborns, to prevent premature closure of the ductus arteriosus until surgical correction is possible.

In December 2008, we entered into an exclusive distribution agreement with Jilin Yuhua, amended in June and December 2009, April 2010 and January 2011, under which we have the rights to exclusively market and distribute Kaitong in China, Taiwan, Hong Kong and Macao. Under this distribution agreement, Jilin Yuhua will sell Kaitong to us at a fixed wholesale price below the price at which we will sell Kaitong to our distributor customers. This fixed wholesale price was lowered in January 2011. We do not pay Jilin Yuhua any royalties for Kaitong and instead paid an RMB16 million upfront fee to Jilin Yuhua which was fully paid by August 31, 2009. This agreement became effective on January 1, 2011 and we have a priority right to renew this agreement upon the expiration of this agreement on December 31, 2020. Jilin Yuhua received the production permit for Kaitong in December 2010 and commenced its production in January 2011. We commeneced the sale of Kaitong in the first quarter of 2011.

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

When used in MPI stress tests, adenosine significantly increases the blood flow in the healthy coronary arteries while the blood flow within the narrow segments of the coronary arteries increases insignificantly or remains the same, which changes the patterns of myocardial blood flow. A radio labeled imaging agent co-injected during cardiac imaging can therefore more effectively demonstrate the locations, scopes and levels of stenosis areas and helps the diagnosis of coronary artery disease. Adenosine is one of the only two stress agents approved by the U.S. Food and Drug Administration and is also recommended in Guidelines for the Clinical Use of Cardiac Radionuclide Imaging released by the committee comprising the American College of Cardiology, the American Heart Association and the American Society of Nuclear Cardiology (the ACC/AHA/ASNC committee) in 2003. Since 2004, the use of adenosine in myocardial perfusion imaging, or MPI, stress tests has gained increasing acceptance in the global medical community. The Guidelines for Chronic Stable Angina Diagnosis and Treatment provided by the China Medical Association, which set forth protocol procedures to physicians, described the use of adenosine in MPI stress tests as useful and effective.

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

Dipyridamole Aspirin Sustained Release Capsules

We have developed dipyridamole aspirin capsules in a sustained release formulation for the prevention of strokes in patients who have previously suffered a stroke. Dipyridamole and aspirin are two different antiplatelet agents that, when used together, have been clinically demonstrated to be more effective than either agent alone in the secondary prevention of strokes.

Aspirin is an antiplatelet agent that inhibits platelet aggregation and controls active substance release in blood vessels. Dipyridamole inhibits platelet aggregation, dilates coronary vessels, significantly increases coronary blood flow and increases myocardial oxygen supply. Both drugs can inhibit platelet function and blood clot formation at different stages and can achieve better results in the secondary prevention of stroke when used together. The clinical efficacy of this product was demonstrated by the data from European Stroke Prevention Study 2, or ESPS 2, the largest stroke prevention trial to date. This clinical study was conducted with Aggrenox, an over-the-counter dipyridamole aspirin drug that is manufactured and sold in Europe by Boehringer-Ingelheim, a German pharmaceutical company. The ESPS 2 data demonstrated that a low dose aspirin combined with an extended release dipyridamole prevented twice as many strokes as aspirin alone and also reduced the risk of stroke in patients with high blood pressure and heart disease.

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

We submitted our bioequivalence clinical trial data to the SFDA in December 2007 and received an SFDA request in June 2009 for supplementary research data. In March 2010, the SFDA advised us that it has completed all technical reviews of our dipyridamole aspirin sustained release capsules and recommended minor label modifications. The SFDA completed the on-site inspection of our facilities and quality verification of this product in the third quarter of 2010, the final steps for it to issue a manufacturing license. We received the manufacturing license for dipyridamole aspirin sustained release capsules in December 2010 and the GMP certification in February 2011. We plan to launch this product in the third quarter of 2011.

Our Other Products

In addition to Baquting, Kaitong, Aiduo and Aiwen, we also manufacture and sell the following 11 medicines:

Medicine	Indication

Salbutamol Aerosol	Asthma and chronic obstructive pulmonary disease

Erythromycin Ethylsuccinate Tablets	Infections caused by gram-positive bacteria

Metformin Hydrochloride Tablets	Type 2 diabetes

Ribavirin Spray	Influenza

“Kanglai Baby” Pediatric Paracetamol, Artificial Cow-bezoar and Chlorphenamine Maleate Granules	Cold symptoms of children and infants, such as fever, headache and nasal congestion

Isoprenaline Hydrochloride Aerosol	Asthma and complications

Asarone for Injection	Asthma

Clemastine Fumarate Tablets	Allergic rhinitis and urticaria

Gavlacon Tablets	Pain and heartburn caused by acid reflex and chronic gastric disease

Lidocaine and Chlorhexine Acetate Aerosol	Cuts, abrasions, soft tissue injuries, mosquito or insect bites, miliaria, pruritus, burns and sunburns

Dipyridamole Aspirin Sustained Release Capsules	Secondary strokes

Three of these products, salbutamol aerosol, erythromycin ethylsuccinate tablets and metformin hydrochloride tablets, have been included in the PRC National Essential Drugs List published in November 2009. Baquting, Kaitong and six of these products, including salbutamol aerosol, erythromycin ethylsuccinate tablets, metformin hydrochloride tablets, Ribavirin spray, isoprenaline hydrochloride aerosol and asarone for injection, are subject to price controls imposed by the NDRC and provincial price control authorities.

International Collaboration

In August 2010, we entered into a framework agreement to exclusively market an imported cardiovascular product in China. This product is currently undergoing clinical trials and we expect to launch this product in early 2012 after it receives the import license from the SFDA.

In June 2010, we entered into an exclusive distribution agreement with a Swiss company, HCB Lubricant GmbH, to register, market and distribute Dianatal® Obstetric Gel exclusively in Mainland China, Taiwan, Hong Kong and Macao. We have started marketing Dianatal® Obstetric Gel in Hong Kong. We submitted our application for the SFDA approval in March 2011. We expect to launch this product at the end of 2011 or in early 2012 when we received the SFDA approval.

In July 2009, we entered into a joint venture with QrxPharma Limited, a publicly listed biopharmaceutical company in Australia. QrxPharma has spun off its snake venom-related products to a new subsidiary, Venomics Pty Ltd., or VPL. We have invested $500,000 for a 10% interest in VPL through our subsidiary, Surplus International. VPL in turn formed a joint venture company, Venomics Hong Kong Limited, or VHK, in Hong Kong with our VIE, Nuokang Distribution, to develop and commercialize QrxPharma’s two bleeding control product candidates in China. Under the terms of the VHK share subscription agreement, we invested $5.0 million in October 2009 for a 93% interest in VHK. In exchange for a 7% interest, VPL granted VHK a royalty-free exclusive license to commercialize in China Textilinin, an antifibrinolytic agent, and Haempatch, a potent pro-coagulant.

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

Sales and Marketing

We maintain our sales and marketing force in all of the 31 provinces and municipalities in China. As of March 31, 2011, our sales force included six direct sales offices with 128 sales personnel, complemented by 16 marketing agents with over 200 sales personnel and nine contract sales partners with 200 sales personnel. We entered into contracts with these contract sales partners, who undertake to market our Baquting and other products according to marketing plans and in geographical areas designated by us within a one-year period. We compensate these contract sales partners with selling and marketing expenses. Our marketing agents are instead compensated for their marketing and promotional activities by distributors.

We allocate our direct sales offices, marketing agents and contract sales partners according to geographic areas.

Direct sales teams, marketing agents and contract sales partners market our principal products to physicians and hospital administrators using a physician-targeted marketing model, focusing on promoting the differentiating clinical aspects of our products. The key management members of our current sales team have an average of over eight years of sales experience in the pharmaceutical industry. We provide in-house education and training to our sales force to improve their sales skills and efficiency and to ensure they provide our current and prospective clients with comprehensive information about our products. We employ centralized information technology to integrate market information from various sources into a unified system to increase the efficiency and effectiveness of our market data collection and analysis. Our performance-linked compensation structure and career-oriented training are key drivers that motivate our sales employees.

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

We have established strong relationships with physicians, hospital administrators and leading experts in the hematological and cardiovascular fields. We maintain a specialist network of above 180 national key opinion leaders and physicians associated with national academic institutions or organizations such as the China Medical Association, China Physician Association and China Pharmaceutical Association, and provincial-level expert physicians and pharmacists in the surgery, anesthesiology, urology, neurosurgery and gastroenterology fields. Over 200 peer-reviewed academic articles have been published by recognized academic magazines or periodicals regarding the usage of our principal products. We believe our relationships with these physicians, hospital administrators and experts raise our profile, enhances awareness of our products among patients and in the medical community, provide us with valuable clinical data to improve our products and keep us abreast of industry trends and developments, all of which in turn helps us market and sell our products.

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

Distribution and Customers

Substantially all of our sales are made to pharmaceutical distributors, which in turn sell our products primarily to hospitals and other healthcare institutions in China. Currently our distribution network includes approximately 230 distributors. Our hospital coverage in China has increased from 100 hospitals in 2001 to over 2,900 hospitals as of March 31, 2011, including 80% of the Class 3A hospitals in major cities.

The table below sets forth the aggregate sales to our top five distributors, expressed in RMB and as a percentage of our total sales, for the period indicated.

	Year Ended December 31, 2010
	Sales revenue	Sales revenue
	(RMB in thousands)	(% of total sales)
Liaoning Pacific Medicine Co., Ltd.	81,766	26%
Liaoning Meiluo Medicine Supply Co., Ltd.	29,636	9%
Beijing Xidan Medicine Co., Ltd.	27,411	9%
Tianjin Shiji Binhai Bio-Chemical Co., Ltd.	12,354	4%
Zhongjian Zhikang Supply Chain Services Co., Ltd.	8,894	3%
Total	168,333	51%

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

Intellectual Property

We rely primarily on a combination of patent, trademark and trade secret protections, as well as employee and third-party confidentiality agreements to protect our intellectual property rights. As of March 31, 2011, we had twelve invention patents and one design patent registered in the PRC, and had fifteen pending patent applications in the PRC and three internationally, including Japan, Europe and Canada. In China, patents relating to pharmaceutical inventions are effective for 20 years from the initial filing date of the patent application. Our design patent relates to the packaging box design of Baquting and will expire in July 2016. We own one registered patent in the U.S. and one in Australia.

The following chart lists the invention patents that we own, the product or product candidate the patents relate to and their respective expiration dates as of March 31, 2011:

Name of Patents	Products or Product Candidates	Jurisdiction	Expiration Dates

Hemocoagulase of Agkistrodon Acutus and its preparative methods	Agkistrodon Acutus hemocoagulase	PRC	April 2021

A type of hemocoagulase of Agkistrodon Acutus and its preparative methods	Agkistrodon Acutus hemocoagulase	PRC	April 2021

A type of haemostatic compound prepared from snake venom	Baquting	PRC	September 2025

A type of medication for the treatment of hyperphosphatemia and its preparative method	Lanthanum polystyrene sulfonate	PRC	March 2026

Genetic engineering batroxobin with targeted mutation and its use	Baquting	PRC	September 2025

Compound drugs for treating various disease related to the heart blood	Aiduo	PRC	September 2025

Name of Patents	Products or Product Candidates	Jurisdiction	Expiration Dates

A type of bleeding control compound	Hemocoagulase	PRC	September 2026

The preparative method for thymopolypeptides of sheep	Thymopolypeptides	PRC	April 2026

A type of polymerase chain reaction DNA engineered-batroxobin and its use	Baquting	PRC	June 2027

A type of emulsifier containing prostaglandin E1 for vein infusion and its preparative method	Kaitong	PRC	June 2027

A drug for hyperphosphatemia and its preparative method	Lanthanum polystyrene sulfonate	U.S.	February 2020

The medicament for treating hyperphospheremia and preparation thereof	Lanthanum polystyrene sulfonate	Australia	September 2020

In addition, we own 36 registered trademarks in China (including Hong Kong, Macao and Taiwan), such as (Baquting), (Aiduo) (Aiwen) and (Shunxin) in connection with our marketed products with expiration dates ranging from 2012 to 2021. We also own four international trademarks registered under the jurisdiction of Japan, the European Union, Australia and Spain. As of March 31, 2011, we had thirteen pending trademark applications in China.

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

Manufacturing

Our Penglai-based manufacturing operations consist of bulk manufacturing, and formulation, fill, and finish activities that produce products and product candidates for both clinical and commercial purposes. All of the eleven production lines at our 11,000-square-meter Penglai facility are certified in accordance with current GMP, and we hold a valid GMP certificate. Five of these eleven production lines are active pharmaceutical ingredient production lines while the other six are finished product/formulation production lines. We expanded the production capacity of our freeze-dried powder production line at our Penglai facility in by installing additional equipment and ancillary facilities. The expanded production line was GMP-certified in November 2009. As part of our overall strategy to increase our manufacturing capacity, in February 2008, we completed the construction of a 24,000-square-meter integrated facility in Shenyang, China with three additional production lines, including two formulation production lines for injectables and one active pharmaceutical ingredient production line, a new research and development center and a warehouse. Both research and development center and warehouse are operational. We have obtained the drug production permits for these three production lines while their GMP certification is currently pending. In July 2010, we obtained the land use right of a parcel of land in Penglai, where we plan to build another production facility. We commenced the construction of this new facility in 2011, and we expect the facility to receive GMP certification by the end of 2013 and become operational in 2014.

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

Certificates and Permits

Our Penglai facility received the pharmaceutical manufacturing permit from the local SFDA in June 2002, which was renewed in January 2011 and will expire in December 2015.

Our Shenyang facility is currently pending GMP certification. The two formulation production lines for injectables in our Shenyang facility are still pending drug production permit from the SFDA.

Nuokang Distribution’s pharmaceutical distribution permit was issued by local SFDA in 1999, renewed in December 2009 and will expire in November 2019. Nuokang Distribution’s GSP certificate was issued in September 2003, renewed in September 2008 and will expire in September 2013.

The GMP certificate for our injectable production line was issued in 2005, which was renewed in November 2009 and will expire in November 2014.

The GMP certificate for our three active pharmaceutical ingredient production lines was renewed in April 2009 and will expire in April 2014.

The GMP certificate for Baquting was issued by the SFDA in 2004 and expired in November 2009. The new GMP certificate for our expanded Baquting production capacity was issued in November 2009 and will expire in November 2014.

The GMP certificate in relation to Aiduo and Aiwen was issued by the SFDA to a third party in 2003, which was renewed in January 2011 and will expire in December 2015. We are in the process of obtaining GMP certification for our own Aiduo and Aiwen production facility.

The GMP certificate in relation to dipyridamole aspirin sustained release capsules was issued by the SFDA to us in February 2011 and will expire in February 2016.

Competition

The market for hematological and cardiovascular products is competitive and rapidly evolving on a global basis. Increased competition has resulted in industry-wide price reductions or reduced margins. In particular, we face competition from domestic and foreign pharmaceutical companies in each of our potential product areas. Certain of these companies have substantially greater capital resources, research and development personnel, facilities and experience at conducting clinical trials and obtaining regulatory approvals, and greater experience and expertise in developing and commercializing products. In China, our flagship product Baquting competes primarily with Solco Basle’s Reptilase, Aohong Pharma’s Bangting, Lee’s Pharm’s Sulejuan and Konruns Pharmaceutaical’s Suling. Kaitong will primarily compete with Beijing Tide Pharma’s Kaishi, Hayao Bio’s Manxintuo, Zhuhai Schwarz Pharma’s Baodaxin and Sihuan Pharma’s Beichang.

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

Healthcare System Reform

The PRC government recently promulgated several healthcare reform policies and regulations to reform the healthcare system. On March 17, 2009, the Central Committee of the PRC Communist Party and the State Council jointly issued the Guidelines on Strengthening the Reform of Healthcare System. On March 18, 2009, the State Council issued the Implementation Plan for the Recent Priorities of the Healthcare System Reform (2009-2011). On July 22, 2009, the General Office of the State Council issued the Five Main Tasks of Healthcare System Reform in 2009. On February 13, 2011, the General Office of the State Council issued the Five Main Tasks of Healthcare System Reform.

Highlights of these healthcare reform policies and regulations include the following:

•

The overall objective of the reform is to establish a basic healthcare system to cover both urban and rural residents and provide the Chinese people with safe, effective, convenient and affordable healthcare services. The PRC government aims to extend basic medical insurance coverage to at least 90% of the country’s population by 2011 and increase the amount of subsidies on basic medical insurance for urban residents and rural cooperative medical insurance to RMB200 per person per year by 2011. By 2020, a basic healthcare system covering both urban and rural residents should be established.

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

•	after completion of the relevant clinical research, the applicant shall submit its clinical research report together with the relevant supporting documents to the drug regulatory;

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

The Guidelines on Good Manufacturing Practices, as amended in 1998, or the Guidelines, took effect on August 1, 1999 and set the basic standards for the manufacture of pharmaceuticals. These Guidelines cover issues such as the production facilities, the qualification of the personnel at the management level, production plant and facilities, documentation, material packaging and labeling, inspection, production management, sales and return of products and customers’ complaints. On October 23, 2003, the SFDA issued the Notice on the Overall Implementation and Supervision of Accreditation of Good Manufacturing Practice Certificates for Pharmaceuticals, which required all pharmaceutical manufacturers to apply for the GMP certificates by June 30, 2004. Those enterprises that failed to obtain the GMP certificates by December 31, 2004 would have their Pharmaceutical Manufacturing Permit revoked by the drug administrative authorities at the provincial level. On October 24, 2007, the SFDA issued a revised Guidelines on Good Manufacturing Practices which became effective on January 1, 2008. On January 17, 2011, the MOH issued a revised Guidelines on Good Manufacturing Practices which became effective on March 1, 2011. The GMP certificate is valid for a term of five years and application for renewal must be submitted six months prior to its expiration date.

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

Product Liability

In addition to the strict new drug approval process, certain PRC laws have been promulgated to protect the rights of consumers and to strengthen the control of medical products in the PRC. Under current PRC law, manufacturers and vendors of defective products in the PRC may incur liability for loss and injury caused by such products. Pursuant to the General Principles of the Civil Law of the PRC, or the PRC Civil Law, promulgated on April 12, 1986, and the Tort Law of the PRC, or the PRC Tort Law, promulgated on December 26, 2009, a defective product which causes property damage or physical injury to any person may subject the manufacturer or vendor of such product to civil liability for such damage or injury.

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

Health Insurance System

According to the State Council Decision on the Establishment of the Basic Medical Insurance System of Staff in Cities and Town promulgated by the State Council in December 1998, the Ministry of Labor and Social Security assumed the responsibilities for the reform of the social medical insurance system. As part of the reform of the state basic medical insurance system for employees in the urban areas, the Ministry of Labor and Social Security, the MOH, the SFDA and various other governmental departments jointly issued the State Basic Medical Insurance Drug Catalogue with a view to enhancing the management of the use of drugs under the medical insurance system. The drugs listed in the catalogue are covered by the medical insurance system. The labor and social security authorities at the provincial level may, subject to ratification by the Ministry of Labor and Social Security, make amendments to the list of Tier 2 drugs in the catalog to a small extent to suit local needs.

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

Patent Prosecution

The Chinese patent prosecution system is different from the U.S. system in a number of ways. The Chinese patent system, like most countries other than the United States, adopts the principle of “first to file.” This means that, where more than one person files a patent application for the same invention, a patent will be granted to the person who first filed the application. The United States uses a principle of “first to discover” to determine the granting of patents. In addition, the PRC requires absolute novelty in order for an invention to be patentable. If a technology that is the subject of an invention patent application has been known to the public prior to the filling of the application, then such technology is not qualified to be patented as an invention. Conversely, inventors in the United States have a one-year grace period after publication of the invention in which they may file a patent. Patents issued in the PRC are not enforceable in Hong Kong, Taiwan or Macao, which each have independent patent systems. Patents are filed at the State Intellectual Property Office, or SIPO, in Beijing.

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

Contractual Arrangements with Nuokang Distribution and Its Sole Shareholder

PRC laws and regulations currently impose different levels of restrictions or prohibitions on investment of foreign capital in the pharmaceutical distribution industry. See “—B. Business Overview—Regulations—Distribution of pharmaceutical products.” Our WFOE subsidiaries in China may only sell the pharmaceutical products that we manufacture to certain distributors and may not sell products that others manufacture. Accordingly, we conduct our distribution activities through Nuokang Distribution, a company whose sole registered shareholder is Mr. Xue, and through other third-party distributors. Through contractual arrangements with Mr. Xue and Nuokang Distribution, Penglai Nuokang bears the economic risks, and derives the economic benefits, of Nuokang Distribution. Nuokang Distribution is the VIE of Penglai Nuokang and Penglai Nuokang is its primary beneficiary. The financial results of Nuokang Distribution are consolidated into our financial statements despite the lack of our majority equity interest in Nuokang Distribution. We believe the consolidation is necessary to fairly present the financial position and results of operations of our company, because of the existence of a parent-subsidiary relationship by means of contractual arrangements.

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

D. Property, Plant and Equipment

Our manufacturing facilities of 11,000 square meters are located in Penglai, Shandong Province, China. Our facilities in Penglai consist of office, research and development and manufacturing facilities. We lease the land and buildings where our Penglai manufacturing facilities are located from a third party, Shandong Penglai Pharmaceutical Plant. We intend to extend such lease when it expires in December 2014. In February 2008, we completed the construction of a 24,000-square-meter integrated facility in Shenyang, China with three additional production lines, a new research and development center and a warehouse. Both research and development center and warehouse are operational. We have obtained the drug production permits for these three production lines while their GMP certification is currently pending. In July 2010, we obtained the land use right of a parcel of land in Penglai, where we plan to build another production facility. We commenced the construction of the new facility in 2011, and we expect the facility to received GMP certification by the end of 2013 and become operational in 2014. We believe that our existing facilities, as well as the planned facility, are dequate for our current and foreseeable production requirements of our principal products.

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

A. Operating Results

Overview

We are a fully integrated, China-based biopharmaceutical company focused on the research, development, manufacture, marketing and sales of hospital-based products. We currently sell a portfolio of 15 products, including four principal products Baquting , Kaitong , Aiduo and Aiwen . Our product pipeline includes three product candidates under development that seek to better address the growing market and medical needs for bleeding control and hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention.

We generate our revenues primarily from the sale of our flagship product Baquting, China’s leading hemocoagulase prescribed for treating or preventing bleeding in the hospital, and beginning in the first quarter of 2011, Kaitong, a lipid emulsion alprostadil product treating peripheral vascular diseases, cardiocerebral microcirculation disorders and post-surgery thrombosis. In 2008, 2009 and 2010, Baquting accounted for 90.1%, 93.5% and 94.2% of our total net revenue, respectively, while our other marketed products collectively accounted for 9.9%, 6.5% and 5.6% of our total net revenue in the same periods. We have received the manufacturing license for these capsules in December 2010 and the GMP certification in February 2011. We plan to launch dipyridamole aspirin sustained release capsules in the third quarter of 2011.

We have grown significantly since our inception in 1997. We have established an integrated research and development, production, and sales and marketing infrastructure. Our end-customer base expanded from approximately 100 hospitals in 22 provinces in 2001 to over 2,900 hospitals in all 31 provinces in China as of March 31, 2011, including approximately 80% of the Class 3A hospitals in major Chinese cities. As of March 31, 2011, our sales force included six direct sales offices with 128 sales personnel, complemented by 16 third-party marketing agents with over 200 sales personnel. Our sales force also included nine contract sales partners, which were converted from our direct sales offices as a result of our ongoing sales force restructuring process beginning in January 2011. Substantially all of our sales are made to pharmaceutical distributors, which in turn sell our products primarily to hospitals and other healthcare institutions in China. We sold 9.7 million, 13.1 million and 14.8 million units of Baquting in 2008, 2009 and 2010. Our pharmaceutical products are distributed through Penglai Nuokang and Nuokang Distribution, our consolidated variable interest entity.

Our net revenue was RMB225.4 million, RMB282.9 million and RMB315.8 million ($47.8 million) in 2008, 2009 and 2010, respectively. Our net income was RMB63.6 million in 2008, RMB65.1 million in 2009 and RMB46.0 million ($7.0 million) in 2010.

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

Sales of Baquting, Aiduo and Aiwen accounted for substantially all of our net revenue in 2008, 2009 and 2010. The following table sets forth our net revenue by product, both in absolute amounts and as percentages of total net revenue, for the periods indicated.

	Year Ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	$	%
	(in thousands, except percentages)
Baquting	203,164	90.1	264,533	93.5	297,402	45,061	94.2
Aiduo/Aiwen	6,318	2.8	5,598	2.0	4,442	673	1.4
Others marketed products	15,917	7.1	12,780	4.5	13,945	2,113	4.4

Total	225,399	100.0	282,911	100.0	315,789	47,847	100.0

Substantially all of our sales are made to pharmaceutical distributors, which in turn sell our products primarily to hospitals and other healthcare institutions in China. We typically enter into a distribution agreement with each distributor for a one-year term that is generally renewed. As is typical in China, our distributors do not sell our products on an exclusive basis. In each of 2008, 2009 and 2010, Liaoning Pacific Medicine Co., Ltd., or Liaoning Pacific, contributed 10% or more of our total net revenue. Sales to Liaoning Pacific accounted for 26% of our total net revenue in the year ended December 31, 2010. Our one-year framework distribution agreement with Liaoning Pacific, similar to our agreements with other distributors, includes general terms for the distribution arrangements, such as an annual sales target, stipulated wholesale sales prices, place and method of delivery, payment terms and geographical allocation. Each purchase is governed by purchase orders that Liaoning Pacific and we enter into from time to time. Our top five distributors in the aggregate accounted for 33.4%, 42.1% and 51.0% of our net revenue in 2008, 2009 and 2010, respectively. We expect that a relatively small number of our distributors will continue to account for a major portion of our net revenue in the near future.

Our marketing efforts are delineated into geographical regions, each covered exclusively by either our direct sales offices, third-party marketing agents or beginning in January 2011, contract sales partners. In 2008, 2009 and 2010, net revenue from Baquting sales made through our direct sales offices accounted for 70.1%, 67.7% and 65.3%, respectively, of our total Baquting sales revenue, and net revenue from Baquting sales made through third-party marketing agents accounted for the balance of 29.9%, 32.3% and 34.7%, respectively.

Factors Impacting Our Revenues

Sales Volume

The primary factor impacting our revenues is the sales volume of our principal products, which is driven in part by market demand for our products. Market demand in turn depends on the perception and acceptance of our products by physicians and patients. We sold 9.7 million, 13.1 million and 14.8 million units of Baquting in 2008, 2009 and 2010, respectively, representing a CAGR of 15.1% from 2008 to 2010. We believe market demand for Baquting has been increasing over the years due to higher healthcare quality requirements, increasing healthcare spending of patients, increasing attention to risks associated with transfusion and blood supply shortage, and the inclusion of hemocoagulase in the national medical insurance catalog.

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

Product Mix

In 2008, 2009 and 2010, approximately 90.1%, 93.5% and 94.2% of the total net revenue was generated by sales of Baquting, respectively. Our other marketed products accounted for approximately 7.1%, 4.5% and 5.6% of our total net revenue in 2008, 2009 and 2010, respectively. Baquting is available in three differently-priced dosages, 0.5 unit/vial, 1 unit/vial and 2 units/vial. We launched the 1 unit/vial dosage in 2001 and the 0.5 unit/vial and 2 units/vial dosages in 2006. The three distinct dosages offer physicians the flexibility in prescribing the drug to suit different patient profiles or medical situations, which we believe provides us an advantage in the tender process. On a per-unit basis, the selling price of the 0.5 unit/vial dosage tends to be slightly higher than that of the 1 unit/vial dosage, and the selling price of the 2 units/vial tends to be lower than that of the 1 unit/vial dosage. From 2008 to 2010, sales of the 0.5 unit/vial and 2 units/vial dosages increased both in absolute amounts and as percentages of total Baquting sales.

The following table sets forth our Baquting sales revenue by dosage, both in absolute amounts and as percentages of our total Baquting sales revenue, for the periods indicated:

	Year Ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	$	%
	(in thousands, except percentages)
0.5 unit/vial	8,778	4.3	17,184	6.5	20,948	3,174	7.0
1 unit/vial	181,106	89.2	219,863	83.1	250,717	37,987	84.3
2 units/vial	13,280	6.5	27,486	10.4	25,738	3,900	8.7

Total	203,164	100.0	264,533	100.0	297,402	45,061	100.0

We expect our product mix to diversify as we launch new products to market. We launched Kaitong in the first quarter of 2011 after Jilin Yuhua, the manufacturer of Kaitong, received the production permit from SFDA in December 2010 and commenced production in January 2011. We have received the manufacturing license for these capsules in December 2010 and the GMP certification in February 2011. We plan to launch dipyridamole aspirin sustained release capsules in the third quarter of 2011.

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

Baquting is included as one of the hemocoagulases in the national medical insurance catalog and is subject to retail price controls at the national level. Government-controlled hemocoagulase prices remained relatively stable from 2005 through 2008 in China. In 2007, the NDRC set RMB51.6 per unit as the maximum retail price at which hemocoagulase products may be sold to patients. This price ceiling continues to remain in effect. Aiduo is included in the provincial medical insurance catalog in eight provinces and in the municipal medical insurance catalog in Changchun, China and is subject to price controls within the respective provinces and Changchun. We price Aiduo in these four provinces and Changchun by reference to government controlled prices. We price Aiduo in other provinces and we price other marketed products that are not subject to price controls based on the prices of competing pharmaceuticals, if any, in the market. The maximum retail price at which lipid emlusion alprostadil products such as Kaitong may be sold to patients was reduced from RMB145 per unit to RMB123 per unit, as a result of the price control order issued by the NRDC on March 28, 2011, which lowered the price ceilings of 162 medicines in China.

Tender Process. The end-customers of our products, hospitals and healthcare institutions, purchase Baquting, Kaitong and Aiduo through a government-sponsored tender process every one or two years, under which we and our competitors submit pricing and other product information to local and provincial pricing control bureaus and other related authorities. Factors considered in assessing bids include, among other things, the quality and price of the medicine and the service and reputation of the manufacturers. The collective tender process for pharmaceuticals with the same chemical composition generally will be conducted at least annually. We did not conduct sales and marketing activities for our other 12 products by ourselves and are not directly involved in the tender process for these products.

Patent. Patent-protected drugs are placed in a separate category from GMP drugs and we believe, as a result, patent-protected drugs typically enjoy higher success rates in the tender process and are generally priced at a higher level. We were granted a patent in China for our Baquting with enhanced quality, which enabled us to be even more competitive in the tender processes since 2008. This patent will expire in 2025.

Cost of Revenue and Operating Expenses

The following table sets forth our cost of revenue and operating expenses, both in absolute amounts and as percentages of total net revenues for the periods indicated.

	Year Ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	$	%
	(in thousands, except percentages)
Net revenue	225,399	100.0	282,911	100.0	315,789	47,846	100.0
Cost of revenue	30,963	13.7	35,625	12.6	37,304	5,652	11.8
Research and development costs	5,585	2.5	8,297	2.9	13,504	2,046	4.3
Selling, marketing and distribution expenses	92,404	41.0	110,513	39.1	145,549	22,053	46.1
General and administrative expenses	31,884	14.1	47,582	16.8	53,527	8,110	17.0

Total operating expenses	129,873	57.6	166,392	58.8	212,580	32,209	67.3

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

Our cost of revenues is affected by our ability to control raw material costs, achieve economies of scale in our operations and improve our manufacturing productivity and efficiency. Our cost of revenue declined as a percentage of our net revenue from 2008 to 2010 primarily due to improved economies of scale and efficiencies in manufacturing processes. We expect production costs will increase as a result of the compliance with new GMP requirements in our Penglai production facility.

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

We expect to incur higher research and development costs as we enhance our research and development efforts and capabilities. We have also received government grants for certain of our projects, which will be recorded as reductions in our research and development costs after certain conditions or performance obligations attached to these grants have been satisfied. RMB0.8 million, RMB1.6 million and RMB3.0 million ($0.5 million) of government grants we received in 2008, 2009 and 2010, respectively, which were required to be used in research and development activities.

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

We expect general and administrative expenses to increase as we recruit additional professionals and incur additional costs related to the growth of our business.

Non-controlling Interest

In July 2009, we entered into a cooperative arrangement with QrxPharma Limited, which has spun off its snake venom-related products to a new subsidiary, VPL. We have invested $500,000 for a 10% interest in VPL through our subsidiary, Surplus International. VPL in turn formed a joint venture company, VHK, in Hong Kong with our VIE, Nuokang Distribution, to develop and commercialize QrxPharma’s two bleeding control product candidates in China. Under the terms of the VHK share subscription agreement, we invested $5.0 million in October 2009 for acquisition of a 93% interest in VHK. VHK has not commenced operations.

Taxation

The Cayman Islands and Hong Kong

We are an exempt company incorporated in the Cayman Islands. Surplus International, our wholly owned subsidiary incorporated in Hong Kong, is subject to Hong Kong corporate income tax of 17.5% on the estimated assessable profits arising in Hong Kong. We did not record any income tax expenses for Surplus International as it had no taxable income during the years ended December 31, 2008, 2009 and 2010. Dividend payments are not subject to withholding tax in the Cayman Islands. The new PRC enterprise income tax law effective on January 1, 2008 provides that an income tax rate of 5% will normally be applicable to dividends from domestic PRC companies to Hong Kong incorporated companies.

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

Revenue Recognition

We record revenue when the criteria of Staff Accounting Bulletin No. 104 “Revenue Recognition” (codified in FASB Accounting Standards Codification, or ASC, Topic 605, “Revenue Recognition”) are met. We recognize revenue from the sale of pharmaceutical products when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the sales price is fixed or determinable; and (4) collectibility is reasonably assured. More specifically, our sales arrangements are evidenced by individual sales agreements or purchase orders based on master sales agreements. The customer takes title and assumes the risks and rewards of ownership of the products upon delivery of the products, which generally occurs at destination point. The product sales price stated in the sales contract or purchase order is final and not subject to adjustment. There are no general rights of return on delivered products and no price protection is granted to customers.

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

Allowance for doubtful accounts amounted to RMB448,103, RMB393,860 and RMB393,860 ($59,676) as of December 31, 2008, 2009 and 2010, respectively, representing 1%, 0.4% and 0.3% of our accounts receivable as of those dates. This allowance reflected a reduction in accounts receivable that was charged to the bad debt provision under operating expenses.

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

Effective January 1, 2007, we adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109”, or FIN 48 (codified in ASC Topic 740, “Income Taxes”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. We record the cumulative effects of applying FIN 48, if any, as an adjustment to retained earnings as of the beginning of the period of adoption. The adoption of FIN 48 did not result in any adjustment to the opening balance of retained earnings as of January 1, 2007.

We have elected to classify interest and penalties related to an uncertain position, if and when required, as part of “interest expenses” and “other expenses”, respectively, in the consolidated statements of income. No such amounts have been incurred or accrued through December 31, 2010.

Share-based Compensation

In December 2007, we adopted a share option scheme, under which we made option grants on December 19, 2007 and October 11, 2008. As of December 31, 2010, 6,290,000 options granted to the employees (including directors) were outstanding.

In October 2008, we adopted another share option scheme. As of December 31, 2010, no options had been granted under this share option scheme. In June 2010, we granted a total of 681,000 restricted shares to all our executive officers and certain directors under our 2008 Share Incentive Plan.

We accounted for share options granted to employees and non-employees under SFAS No. 123(R), “Share-Based Payment”, or SFAS 123(R) (codified in ASC Topic 718, “Compensation—Stock Compensation”) and EITF Issue No. 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, or EITF No. 96-18 (codified in ASC Topic 505-50, “Equity-Based Payments to Non-Employees”).

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

We engaged Jones Lang LaSalle Sallmanns, or Sallmanns, an independent appraiser, to determine the fair value of options granted to our employees and non-employees, although our management is ultimately responsible for the determination of all amounts related to share-based compensation recorded in our financial statements. The binomial option pricing model was applied in determining the fair value of the options granted to employees and Black-Scholes pricing model in determining the fair value of the options granted to non-employees. These models require the input of highly subjective assumptions including the expected stock price volatility, the expected price multiple at which employees are likely to exercise share options. For expected volatilities, reference was made to historical volatilities of several comparable companies. The risk-free rate for periods within the contractual life of the option was based on the yield of U.S. Treasury Bills with similar terms in effect at the time of grant.

The income approach was used to assess our equity value at the grant date and each reporting date prior to our initial public offering in December 2009. Under this method, indications of value have been developed by discounting projected future net cash flows to their present worth at discount rates which we believe are appropriate for the risks of the business. The discount rate used is the weighted average cost of capital, or WACC, to reflect the risks of the cash flows. As we were a privately held company at the grant date and each reporting date and the discount rate used was based on WACC for publicly traded comparable companies, a further discount was applied for lack of marketability to derive our equity value. Based on this approach, our equity value was determined to be $84.0 million as of December 31, 2007 and $100.6 million as of December 31, 2008. The discount for lack of marketability applied was 20% for the December 31, 2007 valuation date and 26% for the December 31, 2008 valuation date.

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

As of December 31, 2010, there was RMB6.8 million ($1.0 million) of unrecognized share-based compensation cost related to share options issued to employees. Deferred costs of RMB5.3 million ($0.8 million) and RMB1.5 million ($0.2 million) are expected to be recognized over a period of 0.97 years and 1.98 years, respectively, using the straight-line method. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from our expectations.

Share options issued to non-employees

We record compensation expenses equal to the fair value of the share options at the measurement date. The measurement date is set upon a qualified initial public offering. Upon the completion of our initial public offering in December 2009, we incurred RMB4.3 million of share-based compensation expenses relating to the 960,000 options granted to non-employees. The compensation expense was determined using the Black-Scholes option pricing model which takes into account a number of variables including the fair value of our ordinary shares at the measurement date.

Restricted Share Units

Pursuant to the restricted share grant agreement, one third of total restricted shares will become vested at each anniversary of the three years from the grant date, and all unvested restricted shares continue to vest even though employment or service is terminated due to retirement, voluntary resignation or layoff due to our strategic restructuring. As the service condition is not considered substantive, we fully recognized the entire compensation cost relating to the restricted shares on the grant date of July 1, 2010.

We record compensation expenses in the amount of RMB 2.69 million relating to 681,000 restricted shares granted on July 1, 2010.

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

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	$
	(in thousands)
Consolidated statement of income data
Net revenue	225,399	282,911	315,789	47,846
Cost of revenue	(30,963)	(35,625)	(37,304)	(5,652)
Gross profit	194,436	247,286	278,485	42,194
Operating expenses
Research and development costs	(5,585)	(8,297)	(13,504)	(2,046)
Selling, marketing and distribution expenses	(92,404)	(110,513)	(145,549)	(22,053)
General and administrative expenses	(31,884)	(47,582)	(53,527)	(8,110)
Total operating expenses	(129,873)	(166,392)	(212,580)	(32,209)
Operating profit	64,563	80,894	65,905	9,985
Interest income	1,259	1,372	1,198	182
Interest expense	(1,309)	(3,327)	(7,147)	(1,083)
Foreign exchange gain (losses)	7,032	178	(5,825)	(883)
Other (losses) income, net	(679)	2,836	2,473	375
Income before income tax expense and non-controlling interest	70,866	81,953	56,604	8,576
Income tax benefit (expense)	(7,246)	(16,858)	(10,606)	(1,607)
Net income	63,620	65,095	45,998	6,969

Net loss attributable to non-controlling interest	—	—	64	10

Net loss attributable to shareholders	63,620	65,095	64,062	6,979

The following table sets forth our results of operations as a percentage of total net revenue for the periods indicated.

	Year Ended December 31,
	2008	2009	2010
Net revenue	100.0	100.0	100.0
Cost of revenue	(13.7)	(12.6)	(11.8)
Gross profit	86.3	87.4	88.2
Operating expenses
Research and development costs	(2.5)	(2.9)	(4.3)
Selling, marketing and distribution expenses	(41.0)	(39.1)	(46.1)
General and administrative expenses	(14.1)	(16.8)	(17.0)
Total operating expenses	(57.6)	(58.8)	(67.3)
Operating profit	28.6	28.6	20.9
Interest income	0.6	0.5	0.4
Interest expense	(0.6)	(1.2)	(2.3)
Foreign exchange gain (losses)	3.1	0.1	(1.8)
Other (losses) income, net	(0.3)	1.0	0.8
Income before income tax expense and non-controlling interest	31.4	29.0	17.9
Income tax benefit (expense)	(3.2)	(6.0)	(3.4)
Non-controlling interest	—	—	—
Net income	28.2	23.0	14.6

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net revenue. Our net revenue increased by RMB32.9 million, or 11.6%, from RMB282.9 million for the year ended December 31, 2009 to RMB315.8 million ($47.8 million) for the year ended December 31, 2010. This increase was due to an increase of RMB32.9 million, or 12.4%, in sales of Baquting.

The increase in Baquting sales was primarily due to an increase in the sale volume of Baquting from 13.1 million units in the year ended December 31, 2009 to 14.8 million units in the year ended December 31, 2010. This increase was attributable to increased sales through both our direct sales offices and third-party marketing agents as a result of increased market demand. The average selling prices of Baquting remained stable. Sales of our other products experienced modest growth.

Cost of revenue. Our cost of revenue increased by RMB1.7 million, or 4.7%, from RMB35.6 million for the year ended December 31, 2009 to RMB37.3 million ($5.7 million) for the year ended December 31, 2010. Cost of revenue as a percentage of our net revenue decreased to 11.8% in the year ended December 31, 2010 from 12.6% in the year ended December 31, 2009. The decrease in our cost of revenue as a percentage of our net revenue is primarily due to increased sales of higher margin products such as Baquting and improved economies of scale and efficiencies in manufacturing processes.

Operating expenses. Our operating expenses increased by RMB46.2 million, or 27.8%, from RMB166.4 million for the year ended December 31, 2009 to RMB212.6 million ($32.2 million) for the year ended December 31, 2010. Operating expenses as a percentage of our net revenue increased from 58.8% in 2009 to 67.3% in 2010.

•

Research and Development Costs. Our research and development costs increased by 62.8% from RMB8.3 million for the year ended December 31, 2009 to RMB13.5 million ($2.0 million) for the year ended December 31, 2010. This increase was primarily attributable to an increase in expenses associated with the development of our pipeline products, including Agkistrodon Acutus hemocoagulase, as well as our general hemocoagulase research activities.

•

Selling, Marketing and Distribution Expenses. Our selling, marketing and distribution expenses increased by 31.7% from RMB110.5 million for the year ended December 31, 2009 to RMB145.5 million ($22.1 million) for the year ended December 31, 2010. The increase was primarily due to the preparation costs for the launch of our new products, Kaitong and dipyridamole aspirin, as well as the increase in the sales and marketing expenses for Baquting in response to the increasingly intense competition.

•

General and Administrative Expenses. Our general and administrative expenses increased by 12.5% from RMB47.6 million for the year ended December 31, 2009 to RMB53.5 million ($8.1 million) for the year ended December 31, 2010, primarily due to the increase in our professional service fees as a U.S. listed public company.

Interest Income. Our interest income decreased by 12.7% from RMB1.4 million for the year ended December 31, 2009 to RMB1.2 million ($0.2 million) for the year ended December 31, 2010. This decrease was primarily due to a decrease in the average balance of interest-bearing savings accounts.

Interest expense. Our interest expense increased by RMB3.8 million, or 114.8%, from RMB3.3 million for the year ended December 31, 2009 to RMB7.1 million ($1.1 million) for the year ended December 31, 2010. This increase was primarily due to a decrease in interest expense reimbursements from the amortization of deferred government grants.

Other Income. Our other income decreased by RMB0.5 million from RMB2.8 million for the year ended December 31, 2009 to RMB2.5 million ($0.4 million) for the year ended December 31, 2010.

Income tax expense. Our income tax expense decreased from RMB16.9 million for the year ended December 31, 2009 to RMB10.6 million ($1.6 million) for the year ended December 31, 2010. This decrease was primarily due to a decrease in our taxable income.

Net Income. As a result of the foregoing, we had net income of RMB46.0 million ($7.0 million) for the year ended December 31, 2010, compared to a net income of RMB65.1 million for the year ended December 31, 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net revenue. Our net revenue increased by RMB57.5 million, or 25.5%, from RMB225.4 million for the year ended December 31, 2008 to RMB282.9 million for the year ended December 31, 2009. This increase was primarily due to an increase of RMB61 million, or 30%, in sales of Baquting, partially offset by a decrease of RMB0.72 million and RMB3.3 million in sales of Aiduo and other products, respectively.

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

Cost of revenue. Our cost of revenue increased by RMB4.7 million, or 15.1%, from RMB31.0 million for the year ended December 31, 2008 to RMB35.6 million for the year ended December 31, 2009. However, cost of revenue as a percentage of our net revenue decreased to 12.6% in the year ended December 31, 2009 from 13.7% in the year ended December 31, 2008. The decrease in our cost of revenue as a percentage of our net revenue is primarily due to increased sales of higher margin products such as Baquting and improved economies of scale and efficiencies in manufacturing processes.

Operating expenses. Our operating expenses increased by RMB36.5 million, or 28.1%, from RMB129.9 million for the year ended December 31, 2008 to RMB166.4 million for the year ended December 31, 2009. Operating expenses as a percentage of our net revenue increased slightly from 57.6% to 58.8%.

•

Research and Development Costs. Our research and development costs increased by 48.6% from RMB5.6 million for the year ended December 31, 2008 to RMB8.3 million for the year ended December 31, 2009. This increase was primarily attributable to an increase of RMB2.6 million in expenses associated with the development of new indications for adenosine.

•

Selling, Marketing and Distribution Expenses. Our selling, marketing and distribution expenses increased by 19.6% from RMB92.4 million for the year ended December 31, 2008 to RMB110.5 million for the year ended December 31, 2009. The increase was primarily due to an increase of RMB8.8 million in expenses for academic seminars and conferences and an increase of RMB6.1 million in salaries and other personnel-related expenses.

•

General and Administrative Expenses. Our general and administrative expenses increased by 49.2% from RMB31.9 million for the year ended December 31, 2008 to RMB47.6 million for the year ended December 31, 2009, primarily due to an increase of RMB8.1 million in share-based compensation expenses, an increase of RMB1.6 million in depreciation expenses, an increase of RMB3.3 million in salary and an increase of RMB2.7 million in other general and administrative expenses.

Interest Income. Our interest income increased by 9.0% from RMB1.3 million for the year ended December 31, 2008 to RMB1.4 million for the year ended December 31, 2009. This increase was primarily due to an increase in the average balance of interest-bearing savings accounts.

Interest expense. Our interest expense increased by RMB2.0 million, or 154.2%, from RMB1.3 million for the year ended December 31, 2008 to RMB3.3 million for the year ended December 31, 2009. This increase was primarily due to a decrease of RMB1.6 million in interest expense reimbursements from the amortization of deferred government grants and a decrease of RMB0.4 million in capitalization of interest expense from the year ended December 31, 2008.

Other Income. Our other income decreased by RMB3.3 million from RMB6.3 million for the year ended December 31, 2008 to RMB3.0 million for the year ended December 31, 2009. Our other income decreased primarily because the foreign exchange gain from the devaluation of our U.S. dollar-denominated preference shares issued in December 2007 as a result of the depreciation of the U.S. dollar against the Renminbi in the year ended December 31, 2008, which did not recur in the year ended December 31, 2009.

Income tax expense. Our income tax expense increased from RMB7.2 million for the year ended December 31, 2008 to RMB16.9 million for the year ended December 31, 2009. This increase was primarily due to an increase in our taxable income and an increase of non-deductible expenses, together with an increase in the tax rate of Shenyang Shouzheng in the year ended December 31, 2009.

Net Income. As a result of the foregoing, we had net income of RMB65.1 million for the year ended December 31, 2009, compared to net income of RMB63.6 million for the year ended December 31, 2008.

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

As of December 31, 2008, 2009 and 2010, we had RMB81.8 million, RMB351.2 million and RMB191.8 million ($29.1 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions.

As of December 31, 2008, 2009 and 2010, we had RMB72.4 million, RMB125.6 million and RMB47.0 million ($7.1 million) in outstanding short-term bank loans and borrowings, respectively. Our outstanding short-term bank loans and borrowings as of December 31, 2010 bore weighted-average interest rates of 6.424% per annum. These short-term bank loans and borrowings have terms ranging from three to twelve months, and expire at various times throughout the year. These facilities contain no specific renewal terms but we have historically been able to obtain extensions of certain of the facilities shortly before they mature. These loans are secured by certain of our property, plant and equipment and land use rights and guaranteed by Mr. Baizhong Xue, our chairman and chief executive officer, and other third parties whose owners are business associates of Mr. Xue.

Cash Flows and Working Capital

The following table shows our cash flow with respect to operating activities, investing activities and financial activities for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	$
	(in thousands)
Net cash provided by (used in) operating activities	25,310	9,109	(21,168)	(3,208)
Net cash provided by (used in) investing activities	(56,763)	(33,241)	(79,556)	(12,053)
Net cash provided by (used in) financing activities	701	293,553	(52,167)	(7,904)
Net increase (decrease) in cash and cash equivalents	(30,752)	269,421	(159,436)	(24,157)
Cash and cash equivalents at beginning of the period	112,589	81,837	351,258	53,221
Cash and cash equivalents at end of the period	81,837	351,258	191,822	29,064

Operating Activities

Net cash used in operating activities was RMB21.2 million ($3.2 million) in 2010, as opposed to a net cash provided by operating activities of RMB9.1 million in 2009. Although our growing business generated an RMB32.9 million increase in our net revenue from 2009 to 2010, we experienced a cash outflow because changes in our accounts and bills receivables increased by RMB22.5 million for 2010 compared to 2009, as our account receivable turnover days increased from 111 days to 135 days as a result of our market promotion efforts. Our cost of revenue and operating expenses, after deducting non-cash items, increased by RMB47.9 million from 2009 to 2010.

Net cash provided by operating activities decreased to RMB9.1 million in 2009 from RMB25.3 million in 2008. Although our growing business generated an RMB57.5 million increase in our net revenue from 2008 to 2009, we did not generate a corresponding increase in cash inflow because changes in our accounts and bills receivables increased by RMB10.1 million for 2009 compared to 2008, as our receivable turnover days increased from 89 days to 112 days as a result of our market promotion efforts and the adverse economic environment. Our cost of revenue and operating expenses, after deducting non-cash items increased by RMB60.2 million from 2008 to 2009. In addition, our income tax paid increased by RMB3.4 million from 2008 to 2009.

Investing Activities

Net cash used in investing activities amounted to RMB79.6 million ($12.1 million) in the year ended December 31, 2010, mainly as a result of (1) the upgrade and construction of our facilities in Penglai for RMB32.7 million, (2) purchases of or investments in certificates of deposit of RMB29.9 million, (3) purchase of land use right for the construction of our new facility in Penglai for RMB10.2 million, and (4) prepayment of RMB10.0 million for exclusive distribution rights in connection with an in-licensed cardiovascular products.

Net cash used in investing activities amounted to RMB33.2 million in the year ended December 31, 2009, mainly as a result of (1) our purchases of manufacturing and research and development equipment and construction of the new production facility in Shenyang for RMB26.8 million, (2) prepayment of RMB6.0 million for exclusive distribution rights, (3) payment of RMB3.4 million for our investment in a joint venture, (4) payment of RMB2.0 million for our investment in an investment fund offset by proceeds from the disposal of plant, property and equipment of RMB1.2 million and loan repayment from a related party of RMB3.8 million.

Net cash used in investing activities amounted to RMB56.8 million in 2008, mainly as a result of (1) our purchases of manufacturing and research and development equipment and construction of the new production facility in Shenyang for RMB51.1 million, and (2) the prepayment of RMB10.0 million made for exclusive distribution rights.

Financing Activities

Net cash used in financing activities amounted to RMB52.1 million ($7.9 million) in the year ended December 31, 2010, mainly as a result of repayment of RMB166.8 million of short-term bank loans and payment of RMB8.3 million of IPO expenses, which was partially offset by the receipt of RMB88.5 million of short-term bank loans and the release of restricted cash of RMB34.2 million.

Net cash provided by financing activities amounted to RMB293.6 million in the year ended December 31, 2009, mainly as a result of proceeds from our initial public offering of RMB257.3 million, proceeds of RMB128.4 million from renewal of short-term bank loans, primarily offset by the repayment of RMB75.2 million of short-term bank loans, the pledge of cash amounts of RMB14.2 million for guarantees related to our operations and the repayment of RMB5.8 million to a related party.

Net cash provided by financing activities amounted to RMB0.7 million in 2008, mainly as a result of repayment of our pre-existing short-term bank loans, which was offset by proceeds of new short-term bank loans.

Capital Expenditures

We had capital expenditures of RMB51.1 million, RMB26.9 million and RMB42.7 million ($6.5 million) for the years ended December 31, 2008, 2009 and 2010, respectively. Our capital expenditures were made primarily for the construction of our production facilities, obtaining land use rights and the purchases of property, plant and equipment. Our capital expenditures have been primarily funded by net cash generated from our operating activities and cash provided by financing activities. For the rest of 2011, we expect to incur capital expenditures of approximately RMB45.0 million ($6.8 million). We expect our capital expenditures in 2011 to primarily consist of the purchases of property, plant and equipment. We expect to fund these capital expenditures by cash generated from operating and financing activities as well as net proceeds from our initial public offering.

Recent Accounting Pronouncements

In October 2009, the FASB issued ASU 2009-13 “Multiple–Deliverable Revenue Arrangements,” which amends ASC 605-25 regarding revenue arrangements with multiple deliverables. ASU 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. This ASU is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company does not expect the adoption of ASU 2009-13 will have a material impact on the Company’s consolidated financial statements.

C. Research and Development

As of March 31, 2011, our research and development team consisted of 52 research personnel and medical professionals. Our research and development personnel comprises medical and biopharmaceutical professionals, many of whom have experience in healthcare and biotechnological research, including experience working in research institutions and hospitals and in proceeding through the SFDA drug approval process. Our research and development management committee oversees our research and development activities and consists of senior management members, company scientists and senior scientific advisors with extensive academic and industry experiences in the healthcare and biotechnology research fields.

Currently, we conduct our research and development activities in our facilities in Shenyang and Penglai, where we have the full spectrum of in-house research and development capabilities, from drug discovery to regulatory approval. Our research and development facility in Shenyang has five laboratories, including a protein extraction and analysis lab, a compound process lab, a biological engineering lab, an analysis lab, a polypeptide pharmaceutical lab and a clinical research lab. Our research and development facility in Penglai has two laboratories, including a pharmaceutical formulation lab and a pilot-scale lab. Our research and development facilities are equipped with modern branded equipment.

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

Our research and development team also maintains cooperative relationship and collaborates closely with domestic and international research institutions, laboratories and universities on new drug development. We believe by complementing our internal research and development efforts with a disciplined strategy of entering into collaborative relationships, we can further build a pipeline of diversified pharmaceuticals to drive sustainable revenue growth. We are in the process of collaborating with certain leading research laboratories in building an international, advanced research center to achieve technology breakthroughs. We are carrying out several major research projects in hematological and cardiovascular areas that were sponsored by provincial and municipal health departments and we also serve as a post-doctoral scientific research station designated by relevant local authorities in Shenyang, China. Our research and development expenses were RMB5.6 million, RMB8.3 million and RMB13.5 million ($2.0 million) in 2008, 2009 and 2010, respectively, representing 2.5%, 2.9% and 4.3% of our net revenue in those respective periods.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2010:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB in thousands)
Use right obligations(1)	6,400	1,600	3,200	1,600	—
Operating lease obligations	992	916	76	—	—
Purchase obligations(2)	33,361	11,797	14,376	7,188	—
Unrecognized tax benefit	809	—	—	—	—
Total	41,562	14,313	17,652	8,788	—

(1)	In connection with the acquisition of a non-controlling interest in Penglai Nuokang, we have a total contractual obligation of RMB6.4 million ($0.97 million) as of December 31, 2010 to Shandong Penglai Pharmaceutical Plant, of which RMB1.6 million ($0.24 million) will be paid annually until December 31, 2014.
(2)	Purchase obligations were incurred in connection with construction-in-progress, purchase of office equipment, purchase of snake venom and purchase of a product under our distributorship.

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

Name	Age	Position/Title
Baizhong Xue	46	Chairman and Chief Executive Officer
Qiang Liu	45	Director and Vice President of Business Development
Neil Nanpeng Shen	44	Director
Sean Shao	54	Independent director
William Keller	63	Independent director
Mingde Yu	65	Independent director
Huining Cao	45	Independent director
Tianruo Pu	43	Chief Financial Officer
Hongying Wang	38	Executive Vice President
Kevin Kaijun Li	41	Chief Scientific Officer
Lixin Niu	39	Vice President of Finance
Yong Xu	46	Vice President of Human Resources
Tao Zhu	42	Vice President of Sales & Marketing
Yan Xue	34	Director of Research and Development
Jiuxiang Li	40	Director of Marketing
Shizheng Duan	43	Director of Investor Relations and Board Secretary

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

Neil Nanpeng Shen has been our company’s director since December 2007. Mr. Shen is the founding managing partner of Sequoia Capital China. Mr. Shen co-founded Ctrip.com International Ltd., the largest travel consolidator in China, and served as its chief financial officer from 2000 to October 2005 and as its president from August 2003 to October 2005. He also co-founded Home Inns and Hotels Management, a leading economy hotel chain in China. Prior to founding Ctrip and Home Inns, Mr. Shen had worked for over eight years in the investment banking industry in New York and Hong Kong. Currently, Mr. Shen is a co-chairman of Home Inns, a director of Ctrip, a director of E-House (China) Holdings Limited, a NYSE-listed real estate service company in China, a director of China Real Estate Information Corporation, a NASDAQ-listed real estate information service company in China, a director of American Dairy Inc., a NYSE-listed dairy products company in China and a director of Peak Sport Products, a Hong Kong Stock Exchange listed sports apparel company in China, a director of Qihoo 360 Techonology Co. Ltd., a NYSE-listed Internet security products company in China, a director of Le GaGa Holdings Limited, a NASDAQ-listed farmland and greenhouse vegetable producer in China, a director of Mecox Lane Limtied, a NASDAQ-listed online apparel platform provider in China. He is also an independent director of Focus Media Holding Limited, a NASDAQ-listed media advertising company based in China and a director of a number of privately owned companies based in China. Mr. Shen received a bachelor’s degree from Shanghai Jiao Tong University, China in 1988 and a master’s degree from the School of Management at Yale University in 1992.

Sean Shao has been our company’s independent director since August 2008. Mr. Shao served as the chief financial officer of Trina Solar Limited, a Chinese vertically integrated solar company, from August 2006 to June 2008. Mr. Shao was the chief financial officer of ChinaEdu Corporation, a Chinese educational service provider, from September 2005 to August 2006. Mr. Shao was the chief financial officer of Watchdata Technologies Ltd., a Chinese security software company, from August 2004 to September 2005. He was previously a senior manager at Deloitte Touche Tohmatsu Beijing from October 1998 to July 2004 and at Deloitte & Touche Toronto from December 1994 to November 1997. Mr. Shao currently serves as the chairman of the audit committee of Xueda Education Group, a NYSE-listed Chinese personalized tutoring services company, American Dairy, Inc., a NYSE-listed Chinese dairy products company, China Biologic Products, Inc., a NASDAQ-listed biopharmaceutical company and Yongye International, Inc., a NASDAQ-listed Chinese agricultural company. Mr. Shao also serves as the chairman of the nominating committee of Agria Corporation, a NYSE-listed Chinese agricultural company, and as an independent director of AsiaInfo-Linkage, Inc., a NASDAQ-listed Chinese telecom software solutions provider and China Medicine Corporation, a distributor and developer of medicines listed on bulletin board. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

William Keller has been our company’s independent director since August 2008. Mr. Keller has over 30 years of international business and management experience in the pharmaceutical industry. Mr. Keller has been a director of Alexion since December 2009. Mr. Keller is the founder of Keller Pharma Consultancy, a pharmaceutical consulting firm in China. He is also a senior consultant to the Shanghai Foreign Investment Development Board and the deputy general manager of Zhangjiang Biotech & Pharmaceutical Base Development Co., Ltd. From 2007 to September 2009, Mr. Keller was the chairman of HBM Biomed China Partners, a specialized venture capital organization dedicated exclusively to life sciences in China. Before joining HBM Biomed China Partners, Mr. Keller served in various positions at Roche Group. He was the general manager of Roche China Ltd. and Shanghai Roche Pharmaceutical Ltd. from 1994 to 2002, where he formulated and developed the overall Roche strategy for China. Mr. Keller is the honorary president of the R&D-based Pharmaceutical Association, the vice chairman of the Shanghai Association of Foreign Investment Enterprises, and holds directorships in various other pharmaceutical companies, such as Cathay Industrial Biotech Ltd., Fosun Pharma Co. Ltd. and TaiGen Biopharmaceuticals Holdings Limited. Mr. Keller graduated from the School of Economics and Business Administration (Zurich) and has taken several management and leadership courses at the International Institute of Management Development in Switzerland and the London Business School.

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

Huining Cao has been our company’s independent director since August 2010. Mr. Cao is currently a professor of finance and serves as academic director for the Finance MBA program at the Cheung Kong Graduate School of Business. Before joining the Cheung Kong Graduate School of Business, Mr. Cao held various faculty positions at the University of California, Berkeley, the University of California, San Diego, Ohio State University, Carnegie Mellon University and the University of North Carolina at Chapel Hill. Mr. Cao’s research has been published in various journals, including the Journal of Finance, Review of Financial Studies and the Journal of Financial Economics. Mr. Cao is an independent director of Shenzhen Focus Technology Co., Ltd., a company listed on the Shenzhen Stock Exchange, the editor of International Financial Review and sitting on the editorial board of the Annals of Economics and Finance and China Financial Review. Mr. Cao holds a Ph.D. in finance from the University of California, Los Angeles and a Ph.D. in pathology from Yale University.

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

Tao Zhu has been our executive president of sales and marketing since March 2011. Mr. Zhu served as the head of our department of marketing agents management since July 2009. Before joining us, Mr. Zhu was a northern Chine regional manager at Bayer HealthCare AG, as well as Topsun Pharmaceutical Co. , accumulating 15 years of sales and marketing experience in the pharmaceutical industry. Mr. Zhu received an EMBA degree from Renmin University, China and a bachelor’s degree from Dalian Medical University, China.

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

In 2010, the aggregate cash compensation we paid to our directors and executive officers named in this annual report was approximately $1.0 million, excluding any pension or retirement plan payments.

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

The following table summarizes, as of March 31, 2011, outstanding options that we granted to several of our directors and executive officers and to other individuals as a group under our share incentive plans:

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price ($ per share)	Grant Date
Baizhong Xue	—	—	—
Neil Nanpeng Shen	—	—	—
Sean Shao	*	0.7250	October 11, 2008
Mingde Yu	*	0.7250	October 11, 2008
Huining Cao	—	—	—
William Keller	*	0.7250	October 11, 2008
Tianruo Pu	*	0.7250	October 11, 2008
Hongying Wang	*	0.4613	December 19, 2007
Kevin Kaijun Li	—	—	—
Qiang Liu	*	0.4613	December 19, 2007
Lixin Niu	*	0.4613	December 19, 2007
Yong Xu	*	0.4613	December 19, 2007
Tao Zhu	*	0.4613	December 19, 2007
Yan Xue	*	0.4613	December 19, 2007
Jiuxiang Li	*	0.4613	December 19, 2007
Shizheng Duan	*	0.4613	December 19, 2007
Directors and executive officers listed above as a group	2,610,000	0.4613	December 19, 2007
	820,000	0.7250	October 11, 2008
All other employees as a group	2,530,000	0.4613	December 19, 2007
	220,000	0.7250	October 11, 2008

*	Upon the exercise of all share options, would beneficially own 1% or less of our ordinary shares.

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

In addition, in June 2010, we granted a total of 681,000 restricted shares to all our executive officers and certain directors under our 2008 Share Incentive Plan.

C. Board Practices

Board of Directors

Our board of directors currently consists of seven directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested as long as he or she has made a declaration of the nature of such interest. Our board of directors may exercise all the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

Our board of directors established an audit committee and a compensation committee in February 2009 and a corporate governance and nominating committee in October 2009.

Audit Committee

Our audit committee consists of Messrs. Sean Shao, Huining Cao and William Keller, and is chaired by Mr. Sean Shao. Messrs. Shao, Cao and Keller satisfy the independence requirements of Rule 5605 of NASDAQ Stock Market, Marketplace Rules. Messrs. Shao, Cao and Keller also satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934. Our audit committee will consist solely of independent directors that satisfy NASDAQ and SEC requirements within one year of the completion of our initial public offering in December 2009. Our board also has determined that Mr. Sean Shao qualifies as an audit committee financial expert within the meaning of the SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In 2010, our audit committee held four meetings and passed two resolutions by unanimous written consent.

Compensation Committee

Our compensation committee consists of Messrs. Huining Cao, Sean Shao and Mingde Yu and is chaired by Mr. Sean Shao. Messrs. Cao, Shao and Yu satisfy the independence requirements of Rule 5605 of NASDAQ Stock Market, Marketplace Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

In 2010, our compensation committee did not hold any meetings and passed two resolutions by unanimous written consent.

Corporate Governance and Nominating Committee.

Our corporate governance and nominating committee consists of Messrs. William Keller, Sean Shao and Mingde Yu and is chaired by Mr. Mingde Yu. Messrs. William Keller, Mingde Yu and Sean Shao satisfy the independence requirements of Rule 5605 of the NASDAQ Stock Market, Marketplace Rules. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

In 2010, our corporate governance and nominating committee did not hold any meetings and passed two resolutions by unanimous written consent.

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

D. Employees

We had 634, 642 and 698 employees as of December 31, 2008, 2009 and 2010, respectively. The following table sets forth the number of our employees by function as of March 31, 2011

Number of Employees
Manufacturing and services	196
Research and development	52
General and administration	85
Sales and marketing personnel	128
Other	39

Total	500

We have a workers’ union that protects our employees’ rights and benefits, and assists in mediating any disputes that may arise between us and our employees. We have not had any strikes or other labor disturbances that have interfered with our operations, and we believe that we have a good working relationship with our employees.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2011 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

	Ordinary Shares Beneficially Owned	%
Directors and Executive Officers:
Baizhong Xue(1)	94,508,704	58.2
Qiang Liu	*	*
Neil Nanpeng Shen(2)	20,106,222	12.5
Sean Shao	*	*
William Keller	*	*
Mingde Yu	*	*
Huining Cao	*	*
Tianruo Pu	*	*
Hongying Wang	*	*
Kevin Kaijun Li	*	*
Lixin Niu	*	*
Yong Xu	*	*
Tao Zhu	*	*
Yan Xue	*	*
Jiuxiang Li	*	*
Shizheng Duan	*	*
All directors and executive officers as a group	117,576,426	72.8
Principal Shareholders:
Anglo China Bio-technology Investment Holdings Limited(3)	85,447,648	52.9
Sequoia Capital China Growth Fund I., L.P. and its affiliates(4)	20,106,222	12.5
Britain Ukan Technology Investment Holdings (Group) Limited(5)	9,061,056	5.6

*	The person beneficially owns less than 1% of our outstanding ordinary shares.

(1)	Includes 9,061,056 shares held by Britain Ukan Technology Investment Holdings (Group) Limited, a British Virgin Islands company wholly owned by Yuhuan Zhu, Mr. Xue’s wife and a Canadian citizen, and 85,447,648 shares held by Anglo China Bio-technology Investment Holdings Limited, a British Virgin Islands company 49% owned by Mr. Xue and 51% ultimately owned by an irrevocable trust constituted under the laws of Singapore with Mrs. Yuhuan Zhu as the settler and certain family members of Mr. Xue as the beneficiaries. Mr. Xue is the sole director of Britain Ukan Technology Investment Holdings (Group) Limited and Anglo China Bio-technology Investment Holdings Limited and is deemed to be the beneficial owner, under SEC rules, of all the shares held by Britain Ukan Technology Investment Holdings (Group) Limited and Anglo China Bio-technology Investment Holdings Limited. Mr. Xue disclaims the beneficial ownership in the shares held by these companies except to the extent of his economic interest in those shares.
(2)	Includes 17,540,668 ordinary shares held by Sequoia Capital China Growth Fund I, L.P., 414,188 ordinary shares held by Sequoia Capital China Growth Partners Fund I, L.P. and 2,151,366 ordinary shares held by Sequoia Capital China GF Principals Fund I, L.P. (together with Sequoia Capital China Growth Fund I, L.P. and Sequoia Capital China GF Principals Fund I, L.P., the “Sequoia Funds”). The Sequoia Funds are managed by Sequoia Capital China Advisors Limited, a company incorporated in the Cayman Islands. The Sequoia Funds’ general partner is Sequoia Capital China Growth Fund Management I, L.P., whose general partner is SC China Holding Limited which is a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprises Limited, a company wholly owned by Neil Nanpeng Shen. The registered address of Sequoia Capital China Growth Fund I., L.P. is Cricket Square, Hutchins Dr., P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Mr. Shen disclaims any beneficial ownership in the shares owned by the Sequoia Funds except to the extent of his pecuniary interest therein.
(3)	Anglo China Bio-technology Investment Holdings Limited, a British Virgin Islands company, is 49% owned by Mr. Baizhong Xue and 51% ultimately owned by an irrevocable trust constituted under the laws of Singapore with Mrs. Yuhuan Zhu as the settler and certain family members of Mr. Xue as the beneficiaries. Mr. Xue is the sole director of Anglo China Bio-technology Investment Holdings Limited and is deemed to be the beneficial owner, under SEC rules, of all the shares held by Anglo China Bio-technology Investment Holdings Limited. Mr. Xue disclaims the beneficial ownership in the shares held by this company except to the extent of his economic interest in those shares. The registered address of Anglo China Bio-technology Investment Holdings Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.
(4)	Includes 17,540,668 ordinary shares held by Sequoia Capital China Growth Fund I, L.P., 414,188 ordinary shares held by Sequoia Capital China Growth Partners Fund I, L.P. and 2,151,366 ordinary shares held by Sequoia Capital China GF Principals Fund I, L.P as reported by Sequoia Capital China Growth Fund I, L.P. and its affiliates on the Schedule 13G/A filed with the Securities and Exchange Commission, or SEC, on February 10, 2011. The Sequoia Funds are managed by Sequoia Capital China Advisors Limited, a company incorporated in the Cayman Islands. Sequoia Capital China Growth Fund I, L.P.’s general partner is Sequoia Capital China Growth Fund Management I, L.P., whose general partner is SC China Holding Limited which is a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprises Limited, a company wholly owned by Neil Nanpeng Shen. The registered address of Sequoia Capital China Growth Fund I., L.P. is Cricket Square, Hutchins Dr., P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.
(5)	Britain Ukan Technology Investment Holdings (Group) Limited, a British Virgin Islands company, is wholly owned by Yuhuan Zhu, Mr. Baizhong Xue’s wife. Mr. Xue is the sole director of Britain Ukan Technology Investment Holdings (Group) Limited and is deemed to be the beneficial owner, under SEC rules, of all the shares held by Britain Ukan Technology Investment Holdings (Group) Limited. Mr. Xue disclaims the beneficial ownership in the shares held by this company except to the extent of his economic interest in those shares. The registered address of Britain Ukan Technology Investment Holdings (Group) Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

As of March 31, 2011, 161,490,942 of our ordinary shares were issued and outstanding. Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that, 44,030,800 ordinary shares, or approximately 27.3% of our issued and outstanding shares, were held by the record shareholders in the United States, represented by 5,503,850 ADSs held of record by JPMorgan Chase Bank, N.A., the depositary of our ADS program.

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

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Transactions with Certain Directors, Shareholders and Affiliates

Transactions with Mr. Baizhong Xue

We paid consideration to Mr. Baizhong Xue, our chairman and chief executive officer, in the form of capital distribution in connection with our restructuring. See “Item 4. Information on the Company—C. Organizational Structure.” This shareholder distribution was paid by us to Mr. Xue in installments from 2005 to 2009. Mr. Xue from time to time extended loans to us and also paid business-related expenses on our behalf. We from time to time make advances in respect of business-related expenses incurred by Mr. Xue on our behalf. As of December 31, 2008, 2009 and 2010, amounts due to Mr. Xue were RMB2.0 million, nil and nil, respectively.

Loans and Guarantees

In August 2007 and 2008, Industrial Bank Co., Ltd. extended to us short-term loans of RMB25.0 million and RMB50.0 million at interest rates of 8.4240% and 8.9640%, respectively. These loans were fully repaid in August 2008 and 2009, respectively. In March 2008, Penglai Dengzhou Rural Credit Cooperatives Union extended to us a short-term loan of RMB2.0 million at the interest rate of 10.83%. This loan was fully repaid in March 2009. In March 2009, Dengzhou Credit Union extended to us a short-term loan of RMB3.0 million at the interest rate of 7.7%. In September 2009, Industrial Bank Co., Ltd. and China Merchants Bank extended to us short-term loans of RMB60.0 million and RMB15.0 million, respectively, each at an interest rate of 6.372%. While these loans were secured by certain of our property, plant and equipment or land use rights, Mr. Baizhong Xue, our chairman and chief executive officer, also provided guarantees for all these loans. As of December 31, 2010, RMB40.0 million ($6.1 million) of these loans remained outstanding.

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

	Sales Price (US$1.00)
	High	Low
Annual High and Low
2009 (from December 9, 2009)	9.30	7.01
2010	9.24	3.25

Quarterly High and Low
Fourth Quarter 2009 (from December 9, 2009)	9.30	7.01
First Quarter 2010	9.24	6.20
Second Quarter 2010	6.85	4.50
Third Quarter 2010	6.49	4.40
Fourth Quarter 2010	5.00	3.25
First Quarter 2011	4.74	3.52

Monthly High and Low
November 2010	4.89	3.78
December 2010	4.14	3.25
January 2011	4.30	3.52
February 2011	4.35	3.72
March 2011	4.74	3.65
April 2011	4.65	3.86
May 2011	4.50	3.80

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

B. Memorandum and Articles of Association

The following are summaries of material provisions of our amended and restated memorandum and articles of association, as well as the as provided by Section 27(2) of The Companies Law (2010 Revision), as the same may be amended from time to time, of the Cayman Islands, which is referred to as the “Companies Law” below, insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read our memorandum and articles of association.

Registered Office and Objects

The Registered Office of our company is at the offices of Maples Corporate Services Limited, P.O. Box 309, Uglond House, Grand Cayman, KY1-1104, Cayman Islands or at such other place as our directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2010 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.

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

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

U.S. Federal Income Taxation

The following discussion describes certain U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in our ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to mark to market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	partnerships or pass-through entities, or persons holding ADSs or ordinary shares through such entities.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are the beneficial owner of our ADSs or ordinary shares and you are, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership that holds common shares, your tax treatment will depend on your status and the activities of the partnership. If you are a partner in such a partnership, you should consult your tax advisor.

The discussion below assumes the representations contained in the deposit agreement are true and the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you own ADSs, you should be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the creditability of any PRC taxes and the availability of the reduced tax rate for any dividends received by certain non-corporate U.S. Holders, including individuals U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to our ADSs or ordinary shares generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or ordinary shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, any dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided (1) either (a) the ADSs are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Market, as are our ADSs. However, based on existing guidance, it is not entirely clear whether dividends you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. If we are treated as a “resident enterprise” for PRC tax purposes under the new EIT law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to the ADSs or ordinary shares.

Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” If PRC withholding taxes apply to any dividends paid to you with respect to our ADSs or ordinary shares, the amount of the dividend would include withheld PRC taxes and, subject to certain conditions and limitations, such PRC withholding taxes generally will be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADS or ordinary share for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize on a disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2010. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•	at least 75% of its gross income for such year is passive income, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. In applying this rule, while it is not clear, we believe the contractual arrangements between us and our affiliated entities should be treated as ownership of stock.

A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares. If such election is made, you will be deemed to have sold ADSs or ordinary shares you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described in the following two paragraphs. After the deemed sale election, your ADSs or ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of our ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs and ordinary shares, and you may be subject to the adverse tax consequences described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for our ADSs or ordinary shares, you will include in income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or other disposition of the ADSs or ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares,” except the lower rate applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the NASDAQ Global Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the NASDAQ Global Market and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

Unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You are strongly urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Any dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisor regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.

Additional Reporting Requirements

Certain U.S. Holders who are individuals are required to report information relating to an interest in our ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of the ADSs and ordinary shares.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 5.9%, -0.7% and 3.3% in 2008, 2009 and 2010, respectively. Although we have not in the past been materially affected by any such inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, real estate leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. Historically, the conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately more than 20% appreciation of the RMB against the U.S. dollar over the following five years. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars we received from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

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

•

a fee of up to $0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. The amount of reimbursement available to us is not based upon the amounts of fees the depositary collects from investors. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid. In the year ended December 31, 2010, we received $334,301.8 in reimbursements from the depositary.

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

We received net proceeds of approximately $35.1 million from our initial public offering. From December 9, 2009, the effective date of our registration statement on Form F-1 for the offering, to December 31, 2010, we did not use any of the net proceeds from our initial public offering. We intend to use our net proceeds as follows:

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2010, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

This annual report does not include an attestation report of the Company’s registered public accounting firm on internal control over financial reporting because the Company is an non-accelerated filer permanently exempted from section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Controls over Financial Reporting

During the preparation of our consolidated financial statements as of and for the year ended December 31, 2009, our management identified two material weaknesses in our internal controls over financial reporting. These material weaknesses consisted of:

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

In 2010, our internal audit function was enhanced so that it has been fully executed. In addition, we provided our existing personnel with trainings and education through internal and external training programs relating to U.S. GAAP and we hired additional personnel with sufficient understanding of U.S. GAAP and SEC reporting requirements and established adequate policies and procedures to prepare financial information in accordance with U.S. GAAP and SEC regulations. As a result, our management determined that the material weaknesses in our internal control over financial reporting no longer existed. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, other than the remediation of the material weaknesses described above.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Sean Shao qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Shao satisfies the independence requirements of Rule 5605 of NASDAQ Stock Market, Marketplace Rules and Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees. We have filed our code of business conduct and ethics as an exhibit to Exhibit 99.1 of our registration statement on Form F-1 (file No. 333-163250) filed with the SEC on November 20, 2009 and posted a copy of our code of business conduct and ethics on our investor relations website at http://ir.nkbp.com. We hereby undertake to provide to any person without charge, upon a written request, a copy of our code of business conduct and ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming, our principal external auditors, for the periods indicated.

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	$
	(in thousands)
Audit fees(1)	5,030	4,315	5,300	803
Audit-related fees(2)	1,194	1,114	—	—
Tax fees(3)	735	—	180	27

(1)	“Audit fees” means the aggregate fees billed for professional services rendered in connection with the audit or review of our financial statements.
(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered incrementally and directly in connection with our initial public offering in 2009.
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered in connection with tax compliance, tax advice and tax planning.

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

In March 2011, our board of directors and shareholders approved a share repurchase program, which provided authorization to purchase up to US$5 million worth of our outstanding ADSs. The following table sets forth the number of ADSs we purchased, as well as the aggregate consideration for the purchase (including transaction fees), through open-market transactions since the inception of the program.

Issuer Purchases of Equity Securities

Period	Total Number of ADSs Purchased	Average Price Paid per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
March 29, 2011 to May 27, 2011	351,254	$4.220	351,254	$3,517,708

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

2.3	Form of Deposit Agreement among the Registrant, the depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.1	2007 Share Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.2	2008 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.3	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.5	Preference A Shares Purchase Agreement dated December 20, 2007 among the Registrant, the Management Shareholder and the Purchasers, each as defined therein (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

Exhibit Number	Description of Document

4.6	Investors’ Rights Agreement dated December 20, 2007 among the Registrant, Anglo China Bio-Technology Investment Holdings Limited and Britain Ukan Technology Investment Holdings (Group) Limited, the Management Shareholders and the Preference A Holders, each as defined therein (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.7	Side Letter dated June 2, 2008 to Preference A Shares Purchase Agreement dated December 20, 2007 among the Registrant, the Management Shareholder and the Purchasers, each as defined therein (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.8	Voting Agreement dated December 20, 2007 among the Registrant, Anglo China Bio-Technology Investment Holdings Limited and Britain Ukan Technology Investment Holdings (Group) Limited, the Management Shareholders and the Preference A Holders, each as defined therein (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.9	Right of First Refusal and Co-Sale Agreement dated December 20, 2007 among the Registrant, Anglo China Bio-Technology Investment Holdings Limited and Britain Ukan Technology Investment Holdings (Group) Limited, the Management Shareholders and the Preference A Holders, each as defined therein (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.10	Repurchase Agreement dated December 20, 2007 between the Registrant and Anglo China Bio-Technology Investment Holdings Limited (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.11	English translation of Equity Pledge Agreement dated December 14, 2007 among Penglai Nuokang Pharmaceutical Co., Ltd., Liaoning Nuokang Medicines Co., Ltd. and the shareholder of Liaoning Nuokang Medicines Co., Ltd. (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.12	English translation of Exclusive Call Option Agreement dated December 14, 2007 among Penglai Nuokang Pharmaceutical Co., Ltd., Liaoning Nuokang Medicines Co., Ltd. and the shareholder of Liaoning Nuokang Medicines Co., Ltd. (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.13	English translation of Business Operation Agreement dated December 14, 2007 among Penglai Nuokang Pharmaceutical Co., Ltd., Liaoning Nuokang Medicines Co., Ltd. and the shareholder of Liaoning Nuokang Medicines Co., Ltd. (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.14	English translation of Power of Attorney dated December 14, 2007 from the shareholder of Liaoning Nuokang Medicines Co., Ltd. (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

Exhibit Number	Description of Document

4.15	English translation of Exclusive Technology Support and Management Consulting Service Agreement dated December 14, 2007 among Penglai Nuokang Pharmaceutical Co., Ltd. and Liaoning Nuokang Medicines Co., Ltd. (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.16	English translation of Real Estate Lease Contract dated August 22, 2006 between Penglai Nuokang Pharmaceutical Co., Ltd. and Shandong Penglai Pharmaceutical Plant (incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.17	English translation of Land Use Right Grant Contract dated September 7, 2005 between the Hunnan New District branch bureau of Shenyang City Planning and National Land Resources Bureau and Liaoning Nuokang Bio-pharmaceutical Co., Ltd. (incorporated by reference to Exhibit 10.17 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.18*	English translation of Investment Agreement dated May 19, 2010 between Shandong Penglai Economic Development Zone Management Committee and Penglai Nuokang Pharmaceutical Co., Ltd.

4.19**	Contract dated August 1, 2008 among Shenyang Nanhu Import and Export Co., Ltd., Liaoning Nuokang Bio-pharmaceutical Co., Ltd., Procamp Coml Import Export Ltda. and Ceta-Centro de Extraçåo de Toxinas Animais Ltda. (incorporated by reference to Exhibit 10.18 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.20**	English translation of Exclusive Regional Distribution Agreement dated December 28, 2008 between Liaoning Nuokang Medicines Co., Ltd. and Jilin Yuhua Pharmaceutical Co., Ltd., and its Supplemental Agreement dated June 28, 2009 (incorporated by reference to Exhibit 10.19 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.21	Subscription Agreement dated July 10, 2009 between Venomics Hong Kong Limited, Liaoning Nuokang Medicines Co., Ltd., Venomics Pty Limited and QRxPharma Limited (incorporated by reference to Exhibit 10.20 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.22	English translation of Second Supplemental Agreement dated December 28, 2009 to Exclusive Regional Distribution Agreement dated December 28, 2008 between Liaoning Nuokang Medicines Co., Ltd. and Jilin Yuhua Pharmaceutical Co., Ltd. (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 2, 2010)

4.23	English translation of Third Supplemental Agreement dated April 30, 2010 to Exclusive Regional Distribution Agreement dated December 28, 2008 between Liaoning Nuokang Medicines Co., Ltd. and Jilin Yuhua Pharmaceutical Co., Ltd. (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 2, 2010)

4.24*	English translation of Fourth Supplemental Agreement dated April 30, 2010 to Exclusive Regional Distribution Agreement dated December 28, 2008 between Liaoning Nuokang Medicines Co., Ltd. and Jilin Yuhua Pharmaceutical Co., Ltd.

8.1*	Subsidiaries of the Registrant

Exhibit Number	Description of Document

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Ernst & Young Hua Ming, Independent Registered Public Accounting Firm

*	Filed with this annual report on Form 20-F.
**	Confidential treatment has been granted with respect to the redacted portions of this exhibit.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Nuokang Bio-Pharmaceutical Inc.

By:	/s/ Baizhong Xue
Name:	Baizhong Xue
Title:	Chairman and Chief Executive Officer

Date: June 3, 2011

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

China Nuokang Bio-Pharmaceutical Inc.

We have audited the accompanying consolidated balance sheets of China Nuokang Bio-Pharmaceutical Inc. (the “Company”) as of December 31, 2009 and 2010, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Nuokang Bio-Pharmaceutical Inc. at December 31, 2009 and 2010 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming

Shanghai, the People’s Republic of China

June 3, 2011

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2009 and 2010

		December 31,
	Note	2009	2010
		(RMB’000)	(RMB’000)	(US$’000)

ASSETS
Current assets:
Cash and cash equivalents		351,258	191,822	29,064
Restricted cash	5	34,200	—	—
Short-term investments	13	—	29,868	4,525
Accounts receivable (net of allowance for doubtful accounts of RMB393,860 and RMB393,860 (US$59,676) as of December 31, 2009 and 2010, respectively)	6	103,719	132,504	20,077
Bills receivable	7	34,346	86,587	13,119
Other investments, current	13	2,000	—	—
Inventories	8	14,765	16,789	2,544
Prepayments and other receivables	9	26,976	20,116	3,048
Prepaid income tax		6,397	5,117	775
Deferred tax assets	20	1,171	1,518	230

Total current assets		574,832	484,321	73,382

Non-current assets:
Property, plant and equipment, net	10	163,915	155,786	23,604
Land use rights, net	11	26,212	35,800	5,424
Intangible assets, net	12	8,369	23,587	3,574
Other investments, non current	13	3,414	3,414	517
Prepayments	14	—	37,713	5,715
Deferred tax assets	20	4,712	4,258	644

Total non-current assets		206,622	260,558	39,478

TOTAL ASSETS		781,454	744,879	112,860

The accompanying notes are an integral part of the consolidated financial statements.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

CONSOLIDATED BALANCE SHEETS (CONT’D)

AS OF DECEMBER 31, 2009 and 2010

			December 31,
	Note		2009	2010
			(RMB’000)	(RMB’000)	(US$’000)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	15		125,618	47,000	7,121
Accounts payable			1,924	1,764	267
Accrued expenses and other payables	16		29,994	22,281	3,376
Income tax payable			8,885	253	38
Unrecognized tax benefits	20		809	809	123
Deferred tax liability	20		16	—	—

Total current liabilities			167,246	72,107	10,925

Non-current liabilities:
Deferred tax liabilities	20		1,858	2,054	311
Deferred government grants	17		19,258	21,621	3,277
Long-term payable	4		10,557	11,299	1,712

Total non-current liabilities			31,673	34,974	5,300

TOTAL LIABILITIES			198,919	107,081	16,225

Commitments and contingencies	26		—	—	—

EQUITY
China Nuokang Bio-Pharmaceutical Inc. shareholders’ equity:
Ordinary shares (par value US$0.0005 per share, 474,200,000 shares authorized; 158,420,142 shares and 158,490,942 shares issued and outstanding as of December 31, 2009 and 2010, respectively)			597	597	90
Additional paid-in capital			451,716	460,981	69,846
Retained earnings	19	(b)	128,071	174,133	26,383

China Nuokang Bio-Pharmaceutical Inc. total shareholders’ equity			580,384	635,711	96,319

Non-controlling interest			2,151	2,087	316

TOTAL EQUITY			582,535	637,798	96,635

TOTAL LIABILITIES AND EQUITY			781,454	744,879	112,860

The accompanying notes are an integral part of the consolidated financial statements.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Note	2008	2009	2010
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Net revenue		225,399	282,911	315,789	47,846
Cost of revenue		(30,963)	(35,625)	(37,304)	(5,652)

Gross profit		194,436	247,286	278,485	42,194

Operating expenses
Research and development costs		(5,585)	(8,297)	(13,504)	(2,046)
Selling, marketing and distribution expenses		(92,404)	(110,513)	(145,549)	(22,053)
General and administrative expenses		(31,884)	(47,582)	(53,527)	(8,110)

Total operating expenses		(129,873)	(166,392)	(212,580)	(32,209)

Operating profit		64,563	80,894	65,905	9,985
Interest income		1,259	1,372	1,198	182
Interest expense		(1,309)	(3,327)	(7,147)	(1,083)
Foreign exchange gain (losses)		7,032	178	(5,825)	(883)
Other (losses) income, net		(679)	2,836	2,473	375

Income before income tax expense	20	70,866	81,953	56,604	8,576
Income tax expense	20	(7,246)	(16,858)	(10,606)	(1,607)

Net Income		63,620	65,095	45,998	6,969

Net loss attributable to non-controlling interest		—	—	64	10

Net income attributable to shareholders		63,620	65,095	46,062	6,979

Accretion of Series A convertible redeemable preference shares	21	(13,403)	(13,886)	—	—
Allocation to Series A convertible redeemable preference shares for participating rights to dividends	21	(9,458)	—	—	—

Net income attributable to ordinary shareholders	21	40,759	51,209	46,062	6,979

Net income per share
Basic	21	RMB 0.43	RMB 0.52	RMB 0.30	USD 0.05
Diluted	21	RMB 0.43	RMB 0.51	RMB 0.30	USD 0.04

Weighted average ordinary shares used in net income per share computation
Basic	21	95,447,648	98,885,045	158,466,428	158,466,428
Diluted	21	95,460,841	99,725,253	158,797,628	158,797,628

The accompanying notes are an integral part of the consolidated financial statements.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

		China Nuokang Bio-Pharmaceutical Inc.
	Note	Number of ordinary shares	Amount	Additional paid-in capital	Retained earnings	Non -controlling Interest	Total equity
			(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)

Balance as of January 1, 2008		95,447,648	382	50,130	26,645	—	77,157

Shareholder’s injection of capital		—	—	347	—	—	347

Accretion of Series A convertible redeemable preference shares	18	—	—	—	(13,403)	—	(13,403)

Net income for the year		—	—	—	63,620	—	63,620

Balance as of December 31, 2008		95,447,648	382	50,477	76,862	—	127,721

Proceeds from issuance of ordinary shares upon initial public offering	19	36,215,832	124	239,506	—	—	239,630

Conversion of preference shares	18	25,796,662	88	140,907	—	—	140,995

Exercise of share options	22	960,000	3	3,020	—	—	3,023

Capital contributed by non-controlling interest		—	—	—	—	2,151	2,151

Share-based compensation expense reclassification of liability awards to equity	22	—	—	13,096	—	—	13,096

Share-based compensation expenses of equity awards	22	—	—	4,710	—	—	4,710

Accretion of Series A convertible redeemable preference shares	18	—	—	—	(13,886)	—	(13,886)

Net income for the year		—	—	—	65,095	—	65,095

Balance as of December 31, 2009		158,420,142	597	451,716	128,071	2,151	582,535

Exercise of share options	22	70,800	—	259	—	—	259

Share-based compensation expenses of equity awards	22	—	—	9,006	—		9,006

Net income for the year		—	—	—	46,062	(64)	45,998

Balance as of December 31, 2010		158,490,942	597	460,981	174,133	2,087	637,798

Balance as of December 31, 2010 (US$’000)		158,490,942	90	69,846	26,383	316	96,635

The accompanying notes are an integral part of the consolidated financial statements.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	For the Year Ended December 31,
	2008	2009	2010
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Cash flow from operating activities
Net income	63,620	65,095	45,998	6,969
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	3,979	13,722	9,006	1,365
Reversal of allowance for doubtful accounts	(132)	(54)	—	—
Write-down of inventories	—	51	14	2
Depreciation of property, plant and equipment	6,956	10,662	12,159	1,842
Loss (gain) on disposal of property, plant and equipment	(6)	(23)	13	2
Amortization of land use rights	457	457	567	86
Amortization of intangible assets	540	540	782	118
Investment income	(13)	—	—	—
Accretion of interest for long-term payable (Note 4)	742	742	742	112
Deferred tax benefit	(479)	(1,371)	287	43
Foreign currency exchange (gains) loss	(8,494)	(176)	6,242	946

Changes in operating assets and liabilities:
Accounts and bills receivables	(48,397)	(58,565)	(81,026)	(12,277)
Inventories	(3,576)	(4,206)	(2,038)	(309)
Prepayments and other receivables	(185)	(3,138)	(9,819)	(1,488)
Prepaid income tax	(3,869)	(2,528)	1,280	194
Income tax payable	(299)	4,658	(8,632)	(1,308)
Unrecognized tax benefits	—	809	—	—
Accounts and bills payables	16,931	(23,111)	(160)	(24)
Accrued expenses and other payables	(5,329)	5,671	1,054	161
Deferred government grants	2,864	(126)	2,363	358

Net cash provided by (used in ) operating activities	25,310	9,109	(21,168)	(3,208)

The accompanying notes are an integral part of the consolidated financial statements.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	For the Year Ended December 31,
	2008	2009	2010
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Cash flow from investing activities
Payment of other investments	—	(5,414)	(29,868)	(4,525)
Proceeds from sales of short-term investments	—	—	2,000	303
Purchase of property, plant and equipment	(51,083)	(26,853)	(32,745)	(4,961)
Prepayment for exclusive distribution right	(10,000)	(6,000)	(10,000)	(1,515)
Purchase of land use right	—	—	(10,155)	(1,539)
Proceeds from disposal of property, plant and equipment	16	1,203	1,212	184
Proceeds from investments in equity securities	313	—	—	—
Repayment from related parties	791	3,823	—	—
Repayment from third parties	3,200	—	—	—

Net cash used in investing activities	(56,763)	(33,241)	(79,556)	(12,053)

Cash flow from financing activities
(Pledge) release of restricted cash	(20,000)	(14,200)	34,200	5,182
Repayment of short-term bank loans	(50,380)	(75,229)	(166,795)	(25,272)
Proceeds from short-term bank loans	72,430	128,417	88,480	13,406
Repayment to a related party	(1,696)	(5,809)	—	—
Capital contribution from a shareholder	347	—	—	—
Proceeds from exercise of share options	—	3,023	259	39
Proceeds from issuance of common stocks upon initial public offering, net of payment for offering cost	—	257,351	(8,311)	(1,259)

Net cash generated from (used in ) financing activities	701	293,553	(52,167)	(7,904)

Effect of foreign exchange rate changes on cash	—	—	(6,545)	(992)

Net (decrease) increase in cash and cash equivalents	(30,752)	269,421	(159,436)	(24,157)
Cash and cash equivalents at the beginning of year	112,589	81,837	351,258	53,221

Cash and cash equivalents at the end of year	81,837	351,258	191,822	29,064

Supplemental disclosures of cash flow information:
Interest expense paid	(4,986)	(4,563)	(6,987)	(1,059)
Income tax paid	(11,893)	(15,292)	(17,671)	(2,677)
Supplemental disclosures of non-cash activities:
Acquisition of property, plant and equipment included in accrued expenses and other payables	674	343	443	67
Accretion of Series A convertible redeemable preference shares	13,403	13,886	—	—
Accretion of interest for long-term payable	742	742	742	112
Initial public offering costs included in accrued expenses and other payables	—	8,311	—	—

The accompanying notes are an integral part of the consolidated financial statements.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

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

On December 9, 2009, the Company completed its initial public offering of 4,526,979 American Depositary Shares (“ADS”) at US$9.0 per ADS. Each ADS comprises eight ordinary shares. The net proceeds to the Company from the offering amounted to RMB239,629,419 (US$36,307,488), net of issuance costs paid and payable.

The Company, its subsidiaries and variable interest entity (“VIE”) (collectively, the “Group”) are principally engaged in research, development, manufacture and distribution of pharmaceutical products in the People’s Republic of China (the “PRC”).

As of December 31, 2009 and 2010, the consolidated financial statements of the Company include the following subsidiaries and variable interest entity:

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

1. BASIS OF PRESENTATION (CONT’D)

Name	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of shareholding/ownership			Principal activities
			December 31 2009 and 2010
			Direct	Indirect
Subsidiaries:

Surplus International Investments Limited (“Surplus International”)	August 26, 2005	Hong Kong	100%	—		Investment holding

Liaoning Nuokang Bio-Pharmaceutical Co., Ltd. (“Liaoning Nuokang”)	November 7, 1997	The PRC	—	100%		Sourcing and processing of raw materials for Penglai Nuokang

Shenyang Shouzheng Bio-Technology Co., Ltd. (“Shenyang Shouzheng”)	October 22, 2001	The PRC	—	100%		Performing research and development activities and manufacturing of certain auxiliary raw materials for Penglai Nuokang

Penglai Nuokang Pharmaceutical Co., Ltd. (“Penglai Nuokang”)	June 7, 2002	The PRC	—	100%		Manufacturing of pharmaceutical products

VIE:

Liaoning Nuokang Medicines Co., Ltd. (“Nuokang Distribution”)	December 3, 1999	The PRC	—	VIE	(f)	Distribution of pharmaceutical products

Subsidiary of VIE:

Venomics Hong Kong Limited (“VHK”) (Note 25)	April 28, 2009	Hong Kong	—	93.7	%(*)	Investment holding

*	The Group owns a total of 93.7% equity interest, directly and indirectly, in VHK (93% direct ownership through VIE Nuokang Distribution and 0.7% through a 10% equity interest in VHK’s parent Venomics Pty limited (“VPL”).

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

1. BASIS OF PRESENTATION (CONT’D)

The above organization structure reflects the following transactions which were undertaken by the Company and Mr. Xue to restructure the Company for its initial public offering (“IPO”):

(a)	Upon establishment, Liaoning Nuokang was controlled by Mr. Xue through his 50% direct equity interest and 20% equity interest held by a nominee owner on behalf of Mr. Xue. The remaining 30% equity interest was held by third party investors. Pursuant to a nominee ownership agreement, the nominee owner will exercise his voting rights in Liaoning Nuokang based on instructions from Mr. Xue. All dividends and distributions received by the nominee owner shall be paid to Mr. Xue. The nominee owner cannot sell or pledge his equity interest in Liaoning Nuokang without the approval of Mr. Xue. In March 2003, Mr. Xue acquired the remaining 30% equity interest in Liaoning Nuokang held by third party investors for cash consideration of Renminbi (“RMB”) 150,000 and accounted for the transaction using the purchase method.

(b)	Upon establishment, Shenyang Shouzheng was controlled by Mr. Xue through his 75% direct equity interest and 25% equity interest held by two nominee owners on behalf of Mr. Xue. Pursuant to nominee ownership agreements, the nominee owners will exercise their voting rights in Shenyang Shouzheng based on instructions from Mr. Xue. All dividends and distributions received by the nominee owners shall be paid to Mr. Xue. The nominee owners cannot sell or pledge their equity ownership in Shenyang Shouzheng without the approval of Mr. Xue.

(c)	Upon establishment, Penglai Nuokang was controlled by Mr. Xue through his 60% equity interest. The remaining 40% equity interest was held by a third party investor. On August 22, 2006, Mr. Xue acquired the remaining 40% equity interest in Penglai Nuokang held by the third party investor for consideration of RMB8,209,000 and accounted for the transaction using the purchase method (Note 4).

(d)	Surplus International was incorporated by Ms. Zhu Yu Huan, wife of Mr. Xue, on August 26, 2005. On September 20, 2005 and July 20, 2006, Surplus International acquired 100% of the equity interests in Liaoning Nuokang and Shenyang Shouzheng from Mr. Xue in exchange for cash consideration of RMB11,000,000 and RMB2,000,000, respectively. On August 17, 2006, the Company acquired 100% of the equity interest in Surplus International at purchase consideration in cash equal to the then issued capital of Surplus International of HK$10,000.

(e)	On August 23, 2006, Surplus International acquired all the equity interest in Penglai Nuokang from Mr. Xue in exchange for cash consideration of RMB10,000,000.

The series of transactions noted in (d) and (e) above (together, the “Restructuring”) have been accounted for as a legal reorganization of entities under common control in a manner similar to a pooling of interest using historical cost as the entities are either controlled by Mr. Xue directly (or through respective nominee ownership agreements) or by his wife, who qualifies as an immediate family member pursuant to Accounting Standards Codification (“ASC”) topic (“ASC 805”), “Business Combination”. Cash consideration for the Restructuring has been accounted for as distributions to the shareholder. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

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

The following is a summary of the various VIE agreements dated December 14, 2007:

Power of attorney agreement

Mr. Xue and Penglai Nuokang entered into the power of attorney agreement whereby Mr. Xue granted an irrevocable proxy of his rights underlying his equity interests in Nuokang Distribution to a PRC natural person designated by Penglai Nuokang, which includes, but are not limited to, all the shareholder’s rights and voting rights empowered to Mr. Xue by the company law in PRC and the Company’s Article of Association.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

1. BASIS OF PRESENTATION (CONT’D)

Exclusive technical support and management consultancy agreement

Pursuant to the exclusive technical support and management consultancy agreement between Penglai Nuokang and Nuokang Distribution, Penglai Nuokang is to a) provide exclusive technical support and management consultancy services in respect of technology support service, market development, customer maintenance and financing to Nuokang Distribution; and b) provide unlimited financial support to Nuokang Distribution for its operations and agree to forego the right to seek repayment in the event Nuokang Distribution fails to repay such funding. In return, Penglai Nuokang is to receive technical support and management consulting fees of 80% of Nuokang Distribution’s profit before tax, which is adjustable at the sole discretion of Penglai Nuokang. Technical support and management consulting fees associated with this agreement amounted to RMB9,342,876, RMB12,860,249 and RMB5,455,540 (US$826,597) for the years ended December 31, 2008, 2009 and 2010, respectively.

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

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

1. BASIS OF PRESENTATION (CONT’D)

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

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between Penglai Nuokang and Nuokang Distribution through the irrevocable power of attorney agreement, whereby Mr. Xue effectively assigned all of his voting rights underlying his equity interest in Nuokang Distribution to Penglai Nuokang. In addition, through the other aforementioned agreements, Penglai Nuokang demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the expected losses and majority of the profits of Nuokang Distribution. Thus, Penglai Nuokang is also considered the primary beneficiary of Nuokang Distribution. As a result of the above, Nuokang Distribution is consolidated in the Company’s financial statements as required by ASC Subtopic 810-10 (“ASC 810-10”) “Consolidation: Overall”.

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

The carrying amounts of the total assets and total liabilities of the VIE as of December 31, 2010 were RMB 227,651,131 (US$34,492,596) and RMB 218,769,327 (US$33,146,868), respectively. There was no pledge or collateralization of the VIE’s assets. Creditors of the VIE have no recourse to the general credit of Penglai Nuokang, which is the primary beneficiary of the VIE. The amounts of the net assets of VIE as of December 31, 2010 were RMB 8,881,804 (US$1,345,728). In addition, the Group has not provided any financial support that was not previously contractually required to provide during the years presented.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

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

(c) Foreign Currency

The functional currency of the Group is the Renminbi (“RMB”) as determined based on the criteria of ASC Topic 830 “Foreign Currency”. The reporting currency of the Group is also the RMB. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of income.

Amounts in United States dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.600 on December 31, 2010 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (CONT’D)

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

(g) Financial Instruments

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

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (CONT’D)

(h) Property, Plant and Equipment

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings	8 - 20 years
Plant and machinery	5 - 10 years
Motor vehicles	4 - 5 years
Furniture, fixtures and office equipment	3 - 10 years

Repair and maintenance costs are charged to expense when incurred, whereas the costs of renewals and betterment that extend the useful life of property, plant and equipment are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and related accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of income.

Property, plant and equipment that are purchased or constructed which require a period of time before the assets are ready for their intended use are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including installation costs and interest costs. The capitalization of interest costs commences when expenditures for the asset have been made, activities that are necessary to get the asset ready for its intended use are in progress and interest cost is being incurred. The capitalization period ends when the asset is substantially complete and ready for its intended use. The Group capitalized RMB480,997 interest expense for the year ended December 31, 2008 and nil and nil of interest expense for the years ended December 31, 2009 and 2010, respectively.

Certain buildings form part of the purchase consideration payable pursuant to an equity purchase agreement and are expected to be transferred to a third party eight years after the acquisition date at their then fair value. Such buildings are therefore depreciated over eight years with a residual value of RMB4,515,000 (US$684,091) which is the estimated fair value of such buildings eight years from the acquisition date (Note 4).

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

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

One of the Group’s land use right form part of the purchase consideration payable pursuant to an equity purchase agreement and is expected to be transferred to a third party eight years after the acquisition date at its then fair value. Such land use right is therefore amortized over eight years with a residual value of RMB5,821,000 (US$881,970) which is the estimated fair value of such land use right eight years from the acquisition date (Note 4).

Intangible assets represent purchased technical know-how and certain exclusive distribution rights and are stated at the acquisition cost less accumulated amortization. Amortization expense is recognized using the straight-line method over the estimated useful life and is included as a cost of revenue.

Technical know-how include (i) intangible assets acquired from the acquisition of non-controlling interest in Penglai Nuokang (Note 4) for one of the Group’s major products, (ii) Technical know-how acquired from the acquisition of VHK, and (iii) developed new drug technologies purchased from third parties. Developed new drug technologies are recorded as intangible assets only if regulatory approval from the State Food and Drug Administration of China (“SFDA”) has been obtained or when the re-registration of the developed new drug technology with the SFDA by the Group in its name is determined to be reasonably assured or perfunctory. The amortization of such intangible assets will not commence until the technology has been re-registered with the SFDA and hence ready for its intended use. Refundable deposits paid for new drug technologies for which recoverability is reasonably assured are classified as prepayments and other receivables.

Exclusive distribution rights are purchased from third parties.

The estimated useful economic lives of the identifiable long-lived assets acquired are as follows:

Land use rights	8 - 50 years
Technical know-how	9 - 14 years
Exclusive distribution rights	10 years

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (CONT’D)

(j) Investment

In accordance with ASC subtopic 325-20 (“ASC 325-20”), “Investments-Other: Cost Method Investments”, for investments in an investee over which the Group does not have significant influence, the Group carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidences of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in the consolidated statements of income equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. Short-term investments include time deposits with financial institutions which have maturities of more than three months but less than one year from the date of deposit. The Group’s short-term investments are classified as held-to-maturity based on positive intent and ability to hold the investments to maturity and stated at amortized cost.

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

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (CONT’D)

(l) Fair Value of Financial Instruments

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, short-term investments, bills receivable, other receivables, bank loans, accounts payable, bills payable, income tax payable, balances with related parties and other payables, approximate their fair values because of the short maturity of these instruments. Long-term payable is recorded at its fair value which is determined based on the discounted cash flow model using the discount curve of market interest rates. The share-based compensation liability is initially recognized at fair value on the date of grant and is subsequently remeasured at the end of each reporting period until the initial public offering, which results in the share-based payments being classified as equity awards. The preference shares are initially recognized at fair value upon issuance and subsequently accreted to the redemption value using the effective interest rate method. When a beneficial conversion feature exists as of the commitment date, its intrinsic value is allocated from the carrying value of the preference shares as a contribution to additional paid-in capital. The discount resulting from the beneficial conversion feature is amortized from the date of issuance to the earliest conversion date. The preference shares are then accreted to their respective redemption values using the effective interest method. The Group determined the fair value of the preference shares and share-based payments, with the assistance of Jones Lang LaSalle Sallmanns Limited (“Sallmanns”), an independent third party valuation firm.

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

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (CONT’D)

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

(p) Advertising Expenditures

Advertising expenditures are expensed as incurred. Advertising expenditures, included in sales, marketing and distribution expenses, amounted to RMB8,694,673, RMB5,913,578 and RMB11,213,865 (US$1,699,070) for the years ended December 31, 2008, 2009 and 2010, respectively.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

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

The Group has elected to classify interest and penalties related to an uncertain position, if and when required, as part of “interest expenses” and “other expenses”, respectively, in the consolidated statements of income. No such amounts have been incurred or accrued through December 31, 2010 by the Group.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

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

The Group records share-based compensation expense for awards granted to non-employees in exchange for services at fair value in accordance with the provisions of ASC subtopic 505-50, “Equity-Based Payments to Non-employees”. For the awards granted to non-employees, the Group has recorded expenses equal to the fair value of the share options at the initial public offering date as the measurement date was determined to be the initial public offering date.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

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

(v) Net Income per Share

In accordance with FASB ASC 260 “Earnings Per Share”, basic income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s Series A convertible redeemable preference shares (Note 18) are participating securities. Diluted income per ordinary share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the Company’s convertible redeemable preference shares, using the if-converted method, and ordinary shares issuable upon the assumed exercise of the share options or vesting of restricted stock units (Note 22), using the treasury stock method. In the event the “if-converted” method is anti-dilutive, the two-class method should be used to compute diluted income per ordinary share, including the effect of potential ordinary shares using the treasury method. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (CONT’D)

(w) Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Group did not have any other component of comprehensive income except for net income for the years ended December 31, 2008, 2009 and 2010.

(x) Segment Reporting

The Group follows FASB ASC 280 “Segment Reporting” for its segment reporting.

The Group operates and manages its business as a single segment as the Group’s chief operating officer relies upon consolidated results of operations when making decisions about allocating resources and assessing performance of the Company. As the Group’s long-lived assets are all located in the PRC and revenues are all derived from the PRC, no geographical segments are presented.

(y) Employee Benefit

The full-time employees of the Company’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits. These entities are required to accrue for these benefits based on certain percentages of the employees’ salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make contributions to the state-sponsored plans out of the amounts accrued. The total amounts for such employee benefits, which were expensed as incurred, were RMB3,832,319, RMB4,450,133 and RMB4,637,581 (US$702,664) for the years ended December 31, 2008, 2009 and 2010, respectively.

(z) Recent Accounting Pronouncements

In October 2009, the FASB issued ASU 2009-13, which amends ASC 605-25 regarding revenue arrangements with multiple deliverables. ASU 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. This ASU is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company does not expect the adoption of ASU 2009-13 will have a material impact on the Company’s consolidated financial statements.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

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

(b) Concentration of customers

The Group sells its products to pharmaceutical distributors in the PRC and sales to distributors account for substantially all of the Group’s revenues. The Group does not have long-term distribution agreements and competes for desired distributors with other pharmaceutical manufacturers. Consequently, maintaining relationships with existing distributors and replacing distributors may be difficult and time-consuming. Any disruption of the Group’s distribution network, including its failure to renew existing distribution agreements with desired distributors, could negatively affect its ability to effectively sell its products and could materially and adversely affect its business, financial condition and results of operations. For the years ended December 31, 2008, 2009 and 2010, one single customer contributed 13%, 27% and 26% of the Group’s total revenues, respectively.

The Group derives substantially all of its revenue from the sales of one product, namely Hemocoagulase Atrox for Injection. Sales of the product accounted for 90%, 94% and 94% of the Group’s revenues for the years ended December 31, 2008, 2009 and 2010, respectively. As the Group expects the sales of the product to continue to comprise a substantial portion of revenues in the future, any factors adversely affecting the sales of the product will have a material adverse effect on the Group’s business, financial condition and results of operations.

(c) Concentration of suppliers

A significant portion of the Group’s raw materials are sourced from its five largest suppliers who collectively accounted for 69%, 40% and 54% of the total raw material purchases for the years ended December 31, 2008, 2009 and 2010, respectively. For the years ended December 31, 2008, 2009 and 2010, two single suppliers contributed, on an individual basis, 33% and 17%, 15% and 10%, 24% and 12% of the Group’s total purchase, respectively.

Failure to develop or maintain the relationships with these suppliers may cause the Group to be unable to manufacture its products. Any disruption in the supply of raw materials to the Group may adversely affect the Group’s business, financial condition and results of operations.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

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

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

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

On August 23, 2006, Mr. Xue transferred his 100% equity interests in Penglai Nuokang to the Group for RMB10,000,000 (Note 1(e)), which was accounted for as a legal reorganization of entities under common control in a manner similar to a pooling of interest using historical cost. The carrying values of the assets and liabilities of Penglai Nuokang transferred to the Group were comprised of (i) historical carrying values of the assets and liabilities underlying the original 60% equity interest held by Mr. Xue in Penglai Nuokang, and (ii) fair values of the assets and liabilities underlying the remaining 40% equity interest acquired from Ronghai Group on August 22, 2006 using the purchase method, pursuant to ASC Subtopic 805, “Business Combinations”. The Group consolidated the financial position and results of operations of Penglai Nuokang from the inception of Penglai Nuokang, the date when common control was established in accordance with ASC Subtopic 805.

The Agreement called for (a) land use right and certain property, plant and equipment (collectively the “Manufacturing Assets”) held by Penglai Nuokang to be transferred to Shandong Penglai Pharmaceutical Plant (“SDPP”), a wholly-owned subsidiary of Ronghai Group, in exchange for RMB13,900,000 (the “Manufacturing Assets Payment”); and (b) a right for Penglai Nuokang to continue to use those Manufacturing Assets for an initial period of eight years in exchange for total consideration of RMB14,100,000 (the “Manufacturing Assets Use Right Payment”).

According to the Agreement, the Equity Purchase Consideration and the Manufacturing Assets Payment shall be settled on a net basis, with the net balance of RMB9,900,000 (“Net Manufacturing Assets Payment”) payable at anytime within ten years from the date of the Agreement at the discretion of SDPP. The Net Manufacturing Assets Payment and Manufacturing Assets Use Right Payment will also be settled on a net basis. As a result, although the Group had contractual future payments of RMB1,600,000 per annum for four years starting from 2011 (Note 26), there has been no exchange of cash consideration as of December 31, 2010 between the Group and SDPP relating to the above-mentioned transactions.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

4. ACQUISITION OF NON-CONTROLING INTEREST (CONT’D)

The Manufacturing Assets are currently pledged as security for certain bank loans of Penglai Nuokang (Note 15), and therefore, the Agreement restricts Ronghai Group from selling or otherwise disposing of the Manufacturing Assets without the consent of Penglai Nuokang within the contractual period. Penglai Nuokang also has the option to extend the period over which it can use the Manufacturing Assets for a fee to be negotiated at the time of extension. If Penglai Nuokang does not exercise the option to extend, in addition to the Manufacturing Assets, certain intellectual properties owned by Penglai Nuokang shall be transferred to SDPP for no consideration. Both Penglai Nuokang and SDPP can early terminate the right to use the Manufacturing Assets during the eight year period, though the terminating party will be obligated to pay the other party at the time of termination a penalty of RMB1,000,000 for each year of the remaining eight years. At the end of the initial eight years or, if extended, at the end of the extended period, the title and ownership of the Manufacturing Assets and certain intellectual properties will automatically be transferred to the SDPP. Since Penglai Nuokang has continuing involvement in the Manufacturing Assets, the transaction does not qualify for sales-leaseback accounting pursuant to FASB ASC 840 “Lease”.

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

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

5. RESTRICTED CASH

As of December 31, 2009, restricted cash of RMB34,200,000 represents time deposits held by a bank as security for the Group’s short-term bank loans (Note 15). Restricted cash is not available for the Group’s use. Such restricted cash has been released upon the repayment of the relevant short-term bank loans in 2010.

6. ACCOUNTS RECEIVABLE, NET

	2009	2010
	(RMB’000)	(RMB’000)	(US$’000)

Accounts receivable	104,113	132,898	20,137
Less: Allowance for doubtful accounts	(394)	(394)	(60)

	103,719	132,504	20,077

As of December 31, 2009 and 2010, all accounts receivable were due from third party customers.

An analysis of the allowance for doubtful accounts is as follows:

	2009	2010
	(RMB’000)	(RMB’000)	(US$’000)

Balance, beginning of year	(448)	(394)	(60)
Additions for the current year	(135)	—	—
Deductions for the current year-Reversals	189	—	—

Balance, end of year	(394)	(394)	(60)

The additions (deductions) of allowance for doubtful accounts were charged to (reversed against) general and administration expenses for the years ended December 31, 2009 and 2010.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

7. BILLS RECEIVABLE

To reduce the Group’s credit risk, the Group has required certain customers to pay for the purchase of the Group’s products using bills receivable. Bills receivable represent short-term notes receivable endorsed by financial institutions that entitle the Group to receive the full face amount from the financial institutions at maturity, which generally ranges from three to six months from the date of issuance. Historically, the Group has experienced no losses on bills receivable.

For the years ended December 31, 2008, 2009 and 2010, the Group entered into arrangements with unrelated commercial banks on certain of its bills receivable in return for cash at a discount of their carrying value. These transactions are recorded as a reduction to bills receivable with the difference between cash received and the carrying value of the bills receivable recorded as interest expense in the consolidated statement of income. For the years ended December 31, 2008, 2009 and 2010, interest expense related to these transactions amounted to RMB220,288, RMB633,341 and RMB578,021 (US$87,579), respectively. As of December 31, 2009 and 2010, bills receivables discounted but not yet matured amounted to RMB4,358,940 and RMB4,032,157 (US$610,933), respectively.

8. INVENTORIES

Inventories consist of the following:

	2009	2010
	(RMB’000)	(RMB’000)	(US$’000)

Raw materials	911	1,440	218
Work-in-progress	9,426	9,997	1,515
Finished goods	2,456	3,537	536
Consumables and packaging materials	1,972	1,815	275

	14,765	16,789	2,544

The amounts of write-down of inventories recognized as an expense in cost of revenue for the years ended December 31, 2008, 2009 and 2010 were nil, RMB51,491, and RMB13,891 (US$2,105), respectively.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

9. PREPAYMENTS AND OTHER RECEIVABLES

Prepayments and other receivables consist of the following:

	2009	2010
	(RMB’000)	(RMB’000)	(US$’000)

Prepayment for raw materials (i)	4,300	9,135	1,384
Staff advances	3,490	1,906	289
Prepayment for an exclusive distribution right (ii)	16,000	—	—
Receivable for disposal of property, plant and equipment	677	—	—
Prepaid advertising expenses	—	4,517	684
Prepaid research and development costs	—	2,210	335
Deposits	560	242	37
Other receivables	1,949	2,106	319

	26,976	20,116	3,048

(i)	Prepayments for raw materials represent non-interest-bearing cash deposits paid to suppliers for future purchases of raw materials. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and monitored for recoverability on a regular basis by the Group. A charge to cost of revenue will be recognized in the period in which the advances are determined to be unrecoverable. To date, the Group has not experienced any loss on prepayment for raw materials.
(ii)	The Group entered into an exclusive distribution agreement with a third party vendor to market and distribute new drug product. In accordance with the agreement, a refundable deposit of RMB10,000,000 and RMB6,000,000 was prepaid by the Group for the exclusive distribution right, representing the total contractual amount of RMB16,000,000 (US$2,424,242) in November 2008 and March 2009, respectively. This exclusive distribution right is valid for a period of 10 years commencing from the effective date being the earlier of six months from the contract signing date or the date of first product shipment received. Prior to the effective date, the contractual arrangement is cancellable at the right of the Group and the prepayment is fully refundable. On June 28, 2009, a supplementary agreement was agreed between the Group and the third party vendor to extend the effective date as the earlier of December 28, 2009 or the date of first product shipment received. On December 28, 2009, an additional supplementary agreement was agreed between the Group and the third party vendor to extend the effective date as the earlier of April 30, 2010 or the date of first product shipment received. On April 30, 2010, a third supplementary agreement was agreed between the Group and the third party vendor to extend the effective date as the earlier of December 31, 2010 or the date of first product shipment received.

On November 18, 2010, the vendor obtained approval from the SFDA and the Group received first product shipment in January 2011. As of December 31, 2010, the contract has been effective and the prepayment has been transferred to intangible assets.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

10. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	2009	2010
	(RMB’000)	(RMB’000)	(US$’000)

Buildings	134,574	141,959	21,509
Plant and machinery	35,552	38,436	5,824
Motor vehicles	5,159	7,935	1,202
Furniture, fixtures and office equipment	4,869	5,084	770

	180,154	193,414	29,305
Less: Accumulated depreciation	(26,003)	(37,884)	(5,740)

	154,151	155,530	23,565
Construction in progress	9,764	256	39

	163,915	155,786	23,604

Depreciation expenses were RMB6,956,192, RMB10,661,737 and RMB12,158,581 (US$1,842,209) for the years ended December 31, 2008, 2009 and 2010, respectively, and were included in the following captions:

	2008	2009	2010
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Cost of revenue	3,960	5,634	6,302	954
Research and development costs	625	952	1,840	279
Selling, marketing and distribution expenses	217	211	163	25
General and administrative expenses	2,154	3,865	3,854	584

	6,956	10,662	12,159	1,842

As of December 31, 2009 and 2010, certain buildings with carrying value of RMB112,445,800 and RMB107,171,219 (US$16,238,063), respectively, were pledged as securities for the Group’s short-term bank loans (Note 15).

As of December 31, 2009 and 2010, certain machinery with carrying value of RMB7,813,035 and nil, respectively, were pledged as securities for the Group’s short-term bank loans (Note 15).

As of December 31, 2009 and 2010, certain buildings with carrying value of RMB5,622,462 and RMB5,385,196 (US$815,939), respectively, formed part of the purchase consideration payable pursuant to an equity purchase agreement and were expected to be transferred to SDPP, a wholly-owned subsidiary of the former non-controlling owner of Penglai Nuokang, in year 2014 (Note 4).

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

11. LAND USE RIGHTS, NET

	2009	2010
	(RMB’000)	(RMB’000)	(US$’000)

Cost
Beginning of year	28,237	28,237	4,278
Additions	—	10,155	1,539

End of year	28,237	38,392	5,817

Accumulated amortization
Beginning of year	(1,568)	(2,025)	(307)
Charge for the year	(457)	(567)	(86)

End of year	(2,025)	(2,592)	(393)

Net book value, end of year	26,212	35,800	5,424

As of December 31, 2009 and 2010, land use right with carrying value of RMB21,166,816 and RMB20,720,033 (US$3,139,399), respectively, was pledged as securities for the Group’s short-term bank loans (Note 15).

As of December 31, 2009 and 2010, certain land use right with carrying value of RMB5,880,189 and RMB5,867,564 (US$889,024), respectively, formed part of the purchase consideration payable pursuant to an equity purchase agreement and was expected to be transferred to SDPP, a wholly-owned subsidiary of the former non-controlling owner of Penglai Nuokang, in year 2014 (Note 4).

For each of the next five years starting from January 1, 2011, annual amortization expenses of the land use rights is expected to be RMB677,552 (US$102,659).

12. INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	2009	2010
	(RMB’000)	(RMB’000)	(US$’000)

Technical know-how	10,745	10,745	1,629
Exclusive distribution rights	—	16,000	2,424
Less: Accumulated amortization	(2,376)	(3,158)	(479)

	8,369	23,587	3,574

As of December 31, 2009 and 2010, technical know-how with a carrying amount of RMB2,180,000 (US$330,303) is not subject to amortization as such technical know-how has not been re-registered with SFDA and has not been put into use. (Note 2(i)).

For each of the next five years starting from January 1, 2011, annual amortization expenses of the intangible assets is expected to be RMB2,140,000 (US$324,242).

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

13. SHORT TERM INVESTMENTS AND OTHER INVESTMENTS

Short-term investments

The Company did not carry any short-term investments in scope of ASC 320, Investments—Debt and Equity Securities, during the years ended December 31, 2008 and 2009. During the year ended December 31, 2010, the Company made fixed-rate investments of USD3 million (RMB$19,800,000) and RMB10 million (US$1,515,151) respectively (i.e. time deposits in commercial banks and financial institutions with original maturity of less than one year). As of December 31, 2010, the amortized cost and the fair value of such time deposits are 29,868,100 (US$4,525,470) and RMB29,941,573 (US$4,536,602) respectively, with gross unrealized holding gain of RMB 73,473 (US$11,132).

Other investments

Other investments at each year end comprised of:

			2009	2010
			(RMB’000)	(RMB’000)	(US$’000)
Current:
Investment fund, at cost	(i	)	2,000	—	—

Non-current:
Investment in unlisted equity, at cost	(ii	)	3,414	3,414	517

			5,414	3,414	517

(i)	This represents an investment with an amount of RMB2,000,000 to an investment fund which was set up on July 20, 2009. The investment is not freely tradable during the first six month commencing July 20, 2009 and its fair value is not readily determinable. The Group has redeemed the fund based on the published price with cash consideration of RMB2,120,000 on January 25, 2010, with net gain of RMB120,000.
(ii)	The Group subscribed 125,000 shares of VPL, representing 10% of authorized capital of VPL, on September 23, 2009 for cash consideration of US$500,000. The Group does not have the ability to exercise significant influence over VPL and the investment was accounted for under cost method.

To date, the Group has not recognized any impairment losses on its investments.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

14. PREPAYMENTS

		2009	2010
		(RMB’000)	(RMB’000)	(US$’000)

Prepayment for the exclusive distribution right	(1)	—	10,000	1,515
Prepayments for equipment and construction cost	(2)	—	27,713	4,200

		—	37,713	5,715

(1)	The Group entered into an exclusive distribution agreement with a third party vendor to market and distribute new drug product. In accordance with the agreement dated August 10, 2010, a deposit of RMB10,000,000 (US$1,515,151) was prepaid by the Group for the exclusive distribution right. The contract shall remain in force for five years from the first product shipment received. Agreement may be extended thereafter for successive periods of two years. If the contract has not taken effect within five years from the contract signing date, the Group is entitled to receive a refund of RMB5 million. As of December 31, 2010, the contract had not yet become effective since the vendor has not yet delivered first shipment.
(2)	This represents the prepayments for purchase of equipment and construction materials.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

15. SHORT-TERM BANK LOANS

	2009	2010
	(RMB’000)	(RMB’000)	(US$’000)

Bank loans	125,618	47,000	7,121

Bank loans were secured/guaranteed by the following:

2009	2010		Secured/guaranteed by
(RMB’000)	(RMB’000)	(US$’000)

78,000	40,000	6,061	Secured by certain of the Group’s property, plant and equipment (Note 10), a land use right (Note 11) and guaranteed by Mr. Xue (Note 23)

6,480	—	—	Guaranteed by other third parties whose owners are business associates of Mr. Xue (i)

7,000	7,000	1,060	Secured by certain of the Group’s property, plant and equipment (Note 10) and a land use right (Note 11)

34,138	—	—	Secured by time deposits (Note 5)

125,618	47,000	7,121

(i)	The Group paid no service fee for the provision of guarantees provided by the third parties.

The short-term bank loans denominated in RMB carry a balance of RMB91,480,000 (US$13,860,606) and RMB47,000,000 (US$7,121,212) as of December 31, 2009 and 2010, respectively. The short-term bank loans denominated in USD carry a balance of RMB34,137,500 (US$5,172,348) and nil as of December 31, 2009 and 2010, respectively. All short-term loans were from third party commercial banks, which bore interest at fixed interest rates between 2.747% and 7.699%. The weighted average interest rates of the Group’s short-term bank loans outstanding as of December 31, 2009 and 2010 were 5.437% and 6.424% per annum, respectively. These short-term bank loans had terms of one year and expired at various times throughout the year. These short-term bank loans contain no specific renewal terms and the extension is dependent on the negotiation between the Group and the banks.

The short-term bank loan agreements do not require the Group to comply with financial covenants.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

16. ACCRUED EXPENSES AND OTHER PAYABLES

	2009	2010
	(RMB’000)	(RMB’000)	(US$’000)

Payable for purchase of property, plant and equipment	951	496	75
Accrued professional service fees	8,311	331	50
Value-added tax payable	4,311	3,843	582
Accrued advertising and consulting expenses	470	3,376	512
Accrued salaries, bonus and welfare expenses	8,268	6,574	995
Advance from customers (i)	1,750	4,003	607
Other tax payables	1,641	1,445	219
Others	4,292	2,213	336

	29,994	22,281	3,376

(i)	Advance from customers represents the prepayment from customers for finished goods and is non-interest-bearing.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

17. DEFERRED GOVERNMENT GRANTS

During the years ended December 31, 2008, 2009 and 2010, the Group received RMB8,134,000, RMB4,462,793, and RMB3,570,000 (US$540,909), respectively, in government grants from the relevant PRC government authorities.

Of the grants received in years ended December 31, 2009 and 2010, amounts of RMB1,000,000 and RMB720,000 (US$109,091), respectively, are required to be used towards the construction of the Group’s new manufacturing facilities located in Shenyang City of the PRC. Other than the restriction on use, these grants are not otherwise subject to adjustment or refund. The amortization of such government grants related to the Group’s new manufacturing facilities under construction has commenced as the related assets have been ready for use and commenced depreciation.

Of the grants received in years ended December 31, 2008, 2009 and 2010, amounts of RMB800,000, RMB1,600,000 and nil, respectively, are required to be used to reimburse the interest expense incurred by Liaoning Nuokang on bank loans borrowed to finance one of its research and development projects. The right to recognize the grants is conditional upon the approval by the relevant government authority of the interest expenses incurred. To the extent the Group capitalizes interest expenses related to the construction of production facilities, the related grants are regarded as a reduction of capitalized interests, and will be amortized to reduce depreciation expense over the estimated useful lives of the related assets. The remaining non-capitalized grants will be recognized as a reduction of interest expenses in the same period that the approval is obtained. For the year ended December 31, 2009, RMB241,939 (US$36,657) grants received in 2007 had been approved by the relevant government authority. For the year ended December 31, 2009, amounts of RMB800,000 (US$121,212) and RMB1,600,000 (US$242,424) received in 2008 and 2009, respectively, had been approved by the relevant government authority, respectively. All these amounts were recorded as reduction of interest expenses, out of which nil were related to the capitalized interests and nil are to be amortized to reduce the depreciation expense over the life of the related production facilities. None of such government grants has been approved by the relevant government authority in 2010.

The remaining portion of the government grants received in the years ended December 31, 2008, 2009 and 2010 is required to be used in research and development projects as authorized by the relevant PRC government authorities. The Group is required to provide the results of the underlying research and development projects upon completion, regardless of the result, for formal approval by the relevant government authority. As such, these grants are recognized when the formal approvals are obtained.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

17. DEFERRED GOVERNMENT GRANTS (CONT’D)

Movements in deferred government grants are as follows:

	2009	2010
	(RMB’000)	(RMB’000)	(US$’000)

Balance at beginning of year	19,384	19,258	2,918
Additions	4,463	3,570	541
Amortization as a reduction of research and development expense	(1,120)	—	—
Amortization as a reduction of interest expense	(2,642)	—	—
Amortization as a reduction of depreciation of manufacturing facilities	(827)	(1,207)	(182)

Balance at end of year	19,258	21,621	3,277

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

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

18. SERIES A CONVERTIBLE REDEEMABLE PREFERENCE SHARES (CONT’D)

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

The conversion price shall be adjusted under the following two scenarios:

(i)	if there was a share split or reverse share split, the conversion price should be adjusted proportionally; and

(ii)	if shares (either ordinary or preference shares) were subsequently issued at a lower price than the original conversion price (US$0.6590) of the Preference Shares, the conversion price shall be adjusted to the price of the newly issued shares.

Upon the completion of the IPO on December 9, 2009, all of the Preference Share had been converted into ordinary shares with the conversion price equaled to the original purchase price of US$0.659 per share (i.e, 1:1 conversion).

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

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

The Company evaluated the Preference Shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there was any beneficial conversion feature. The Company determined that the conversion option of the Preference Shares did not qualify for the scope exception of ASC 815-10-15, because the conversion price may be adjusted if the Company’s ordinary or preference shares are subsequently issued at a lower price than the original conversion price. However, the embedded conversion option did not qualify for derivative accounting because the Preference Shares are not readily convertible into cash as there is not a market mechanism in place for trading the underlying ordinary shares. The conversion price adjustments were no longer applicable upon the successful completion of the qualified offering, at which time the Preference Shares automatically convert into ordinary shares of the Company pursuant to the Purchase Agreement. The redemption options of the Preference Shares do not qualify for derivative accounting because the options do not require or permit net settlement.

Beneficial conversion feature exists when the effective conversion price of the Preference Shares is lower than the fair value of the ordinary shares on the commitment date. The intrinsic value of the beneficial conversion feature is allocated from the carrying value of the Preference Shares as a contribution to additional paid-in capital. Since the conversion price of the Preference Shares is subject to adjustment arising from the PLVA, the effective conversion price used to calculate the beneficial conversion feature is determined at the commitment date as the most favorable conversion price that would be in effect at the conversion date, assuming there are no changes to the current circumstances except for the passage of time. The discount resulting from the beneficial conversion feature to the Preference Shares is then accreted to the earliest conversion date.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

18. SERIES A CONVERTIBLE REDEEMABLE PREFERENCE SHARES (CONT’D)

The Group’s management, with the assistance of Sallmanns, an independent third party valuation firm, determined the fair value of the ordinary shares as of December 20, 2007. As of the commitment date, the most favorable conversion price used to calculate the amount of the beneficial conversion feature was RMB3.8371 (US$0.5814), which reflects the most dilutive adjustment resulting from the PLVA. A beneficial conversion feature of RMB29,876,209 (US$4,526,698) was recognized through a credit to additional paid-in capital because the fair value per ordinary share at the commitment date was RMB4.7641 (US$0.7218), which was more than the most favorable conversion price. The discount from recording such beneficial conversion feature was accreted from the date of issuance to the earliest conversion date which was also the issuance date, and was treated as deemed dividends to the convertible redeemable preference shareholders.

The Company incurred issuance costs of RMB2,548,000 (US$386,061) directly attributable to the Preference Shares offering. Such costs were charged against the gross proceeds of the offering. These costs were not included in the calculation of the beneficial conversion feature, except for a reimbursement of RMB798,744 (US$121,022) to the investors for their offering expenses.

Upon the completion of the IPO on December 9, 2009, all of the Preference Share had been converted into 25,796,662 ordinary shares. Accordingly, the carrying value of the Preference Shares of the date of conversion was reclassified to equity, which resulted in an increase of ordinary shares by RMB88,066 (US$13,343) and additional paid-in capital by RMB140,906,981 (US$21,349,543).

Net accretion charges of RMB13,402,897 and RMB13,886,046 (US$2,103,946) were recorded as a reduction of net income available to ordinary shareholders for the years ended December 31, 2008 and 2009, respectively.

19. SHAREHOLDERS’ EQUITY

(a) Issuance of new ordinary Shares from IPO

On December 9, 2009, the Company completed its initial public offering of 36,215,832 new ordinary shares, which resulted in an increase of common stocks by RMB123,635 (US$18,733) and additional paid-in capital by RMB239,505,784 (US$36,288,755). All of the Preference Shares had been converted into ordinary shares, which resulted in an increase of common stocks by RMB88,066 (US$12,902) and additional paid in capital by RMB140,906,981 (US$21,349,543) (Note 18). All the non-employee stock options had been converted into ordinary shares, which resulted in an increase of common stocks by RMB3,277 (US$480) and additional paid-in capital by RMB3,020,356 (US$457,630) (Note 22).

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

19. SHAREHOLDERS’ EQUITY (CONT’D)

(b) Statutory Reserves

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

As a result, for the years ended December 31, 2008, 2009 and 2010, RMB8,508,296, RMB10,207,946 and RMB5,496,875 (US$832,860), respectively, have been appropriated to the statutory reserves (included in the Group’s retained earnings) by the Group’s PRC subsidiaries. As of December 31, 2009 and 2010, an analysis of the Group’s retained earnings is as follows:

	2009	2010
	(RMB’000)	(RMB’000)	(US$’000)

Retained earnings
Restricted – statutory reserves	31,062	36,559	5,539
Unrestricted	97,009	137,574	20,844

	128,071	174,133	26,383

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

20. INCOME TAXES

The Cayman Islands and Hong Kong

The Company is a tax exempt company incorporated in the Cayman Islands and conducts substantially all of its business through its subsidiaries and VIE located in the PRC.

Surplus International, the Group’s wholly owned subsidiary incorporated in Hong Kong, was subject to Hong Kong corporate income tax rate of 17.5% before 2008 and is thereafter subject to 16.5% on the estimated assessable profits arising in Hong Kong. Since Surplus International is an investment holding company, no provision for income tax has been made as it had no assessable profits during the years ended December 31, 2008, 2009 and 2010.

VHK, the subsidiary of VIE in Hong Kong, is subject to Hong Kong corporate income tax of 16.5% on the estimated assessable profits arising in Hong Kong. No provision for income tax has been made as it had no assessable profits during the years ended December 31, 2008 to 2010.

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

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

20. INCOME TAXES (CONT’D)

Income before income taxes consists of:

	2008	2009	2010
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Cayman Islands	425	(2,850)	(6,815)	(1,033)
Hong Kong	4,593	(732)	(1,417)	(214)
The PRC	65,848	85,535	64,836	9,823

	70,866	81,953	56,604	8,576

The income tax expense comprises the following:

	2008	2009	2010
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Current	(7,725)	(18,231)	(10,319)	(1,564)
Deferred	479	1,373	(287)	(43)

	(7,246)	(16,858)	(10,606)	(1,607)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2008, 2009 and 2010 applicable to the PRC operations to income tax (benefit) expense is as follows:

	2008	2009	2010
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Income before income tax expense	70,866	81,953	56,604	8,576

Income tax computed at PRC statutory tax rate of 25%	17,717	20,488	14,151	2,144
Non-deductible staff costs	58	146	—	—
Non-deductible entertainment expenses	680	846	1,160	176
Non-deductible share based compensation expense	—	3,431	2,251	341
Other non-deductible expenses	1,789	5,098	2,993	454
Deferred tax expense	506	—	—	—
Income not subject to tax	(3,156)	(690)	—	—
Tax Holiday	(9,797)	(12,169)	(9,556)	(1,448)
Changes in tax rates	(551)	(292)	(393)	(60)

	7,246	16,858	10,606	1,607

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

20. INCOME TAXES (CONT’D)

The benefit of the tax holiday per basic and diluted earnings per share is as follows:

	2008	2009	2010

Basic	RMB 0.103	RMB 0.123	RMB 0.060	US$	0.009

Diluted	RMB 0.103	RMB 0.122	RMB 0.060	US$	0.009

The components of deferred tax assets and liabilities are as follows:

	2009	2010
	(RMB’000)	(RMB’000)	(US$’000)

Deferred tax assets:

Current:
Bad debt provision	63	98	15
Write-down of inventories	6	16	2
Accrual of payroll	1,102	1,404	213

	1,171	1,518	230

Non-current:
Property, plant and equipment	542	454	69
Deferred government grants	4,170	3,804	575

	4,712	4,258	644

Total deferred tax assets	5,883	5,776	874

	2009	2010
	(RMB’000)	(RMB’000)	(US$’000)

Deferred tax liabilities:

Current:
Fair value gains on derivative instruments	16	—	—

	16	—	—

Non-current:
Property, plant and equipment – capitalized interest	278	258	39
Intangible assets	1,580	1,796	272

	1,858	2,054	311

Total deferred tax liabilities	1,874	2,054	311

In assessing the realizability of deferred tax assets, the Group has considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. As of December 31, 2009 and 2010, the Group recorded no valuation allowance as management believes is more-likely-than-not that the Group’s deferred tax assets are realizable based on the weight of all available evidence.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

20. INCOME TAXES (CONT’D)

The New CIT Law also imposes a 10% withholding income tax, subject to reduction based on tax treaty where applicable, for dividends distributed by a foreign invested enterprise to its immediate holding company outside China. Such dividends were exempted from PRC tax under the previous income tax law and regulations. The foreign invested enterprise will be subject to the withholding tax starting from January 1, 2008.

As of December 31, 2010, the Group intended to reinvest permanently the retained earnings of its PRC subsidiaries. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

As of December 31, 2010, the Group reported pre-paid income tax of RMB5,116,997 (US$775,303), related to tax due on inter-company sales between Group companies.

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

The Group’s adoption of FASB ASC 740 did not result in any adjustment to the opening balance of the Group’s retained earnings as of January 1, 2007. For the year ended December 31, 2010, the Group recorded a liability of RMB808,765 (US$122,540) for unrecognized tax benefits related to certain intercompany consulting income. It is possible that the amount of unrecognized tax benefits will change in the next 12 months. However, an estimate of the range of the possible change cannot be made at this time. The Group has elected to classify interest and penalties related to an uncertain position, if and when required, as part of interest expenses and other expenses, respectively, in the consolidated statements of income. No such amounts have been accrued through December 31, 2010 by the Group. The total unrecognized tax benefits as of December 31, 2010, if recognized, would affect the Group’s effective income tax rate. For the PRC subsidiaries, the tax years ended December 31, 2006 to 2010 remain open to examination by the tax authorities. For the HK subsidiaries, the tax years ended December 31, 2005 to 2010 remain open to examination. The following table summarizes the activity related to the Group’s unrecognized tax benefits from January 1, 2010 to December 31, 2010:

RMB’000

Balance as of January 1, 2010	809
Increases related to current year tax positions	—

Balance as of December 31, 2010	809

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

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

20. INCOME TAXES (CONT’D)

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

21. NET INCOME PER SHARE

Basic and diluted net income per share for each of the period presented are calculated as follows:

	2008		2009		2010
	(RMB’000)		(RMB’000)		(RMB’000)		(US$’000)

Numerator:
Net income to shareholders		63,620		65,095		46,062		6,979
Accretion of Preference Shares		(13,403)		(13,886)		—		—
Allocation to Preference Shares for participating rights to dividends		(9,458)		—		—		—

Income attributable to ordinary shareholders		40,759		51,209		46,062		6,979

Denominator:
Number of shares outstanding, opening		95,447,648		95,447,648		158,420,142		158,420,142
New ordinary shares issued from IPO (36,215,832 shares issued on December 9, 2009)		—		1,984,429		—		—
Conversion of Preference Share (25,796,662 shares converted on December 9, 2009)		—		1,413,516		—		—
Effect of stock options (960,000 and 70,800 share options exercised in 2009 and 2010)		—		39,452		46,286		46,286

Weighted average number of shares outstanding – basic		95,447,648		98,885,045		158,466,428		158,466,428

Dilutive effect of convertible securities:
- Share options		13,193		840,208		331,200		331,200

Weighted average number of shares outstanding – diluted		95,460,841		99,725,253		158,797,628		158,797,628

Basic net income per share	RMB	0.43	RMB	0.52	RMB	0.30	US$	0.05

Diluted net income per share	RMB	0.43	RMB	0.51	RMB	0.30	US$	0.04

The effects of share options granted on December 19, 2007 have been excluded from the computation of dilutive earnings per share for the year ended December 31, 2010, as they were anti-dilutive.

The effects of share options granted on October 11, 2008 have been excluded from the computation of dilutive earnings per share for the years ended December 31, 2009 and 2010, as they were anti-dilutive.

Preference Shares have been excluded from the computation of dilutive earnings per share for all the periods presented, as they were anti-dilutive.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

22. SHARE OPTION PLAN

On December 19, 2007, the Company adopted a share option scheme (the “2007 Option Plan”) which allows the Company’s board of directors, at its discretion, to offer options to officers (including directors), employees and consultants of the Group to purchase up to 7,738,998 ordinary shares of the Company. As of December 31, 2007, 5,500,000 and 960,000 options were granted to the employees and non-employees (consultants and former employees), respectively, at an exercise price of US$0.4613 (RMB3.1528) per share. On October 11, 2008, another 1,200,000 options were granted to the employees and directors at an exercise price of US$0.7250 (RMB4.9551) per share. All options granted to employees vest over the related requisite service period of four years using a graded vesting schedule of 25% of the options vesting on each of the first, second, third and fourth anniversaries of the grant date. For consultants, a performance condition exists as the services are directly related to, and the options are vested upon, a qualified IPO. The former employee options vest upon the date when a qualified IPO is completed. All options granted to employees expire four years after their respective vest dates and options granted to non-employees expire after 7 days from the date of a qualified IPO.

On October 6, 2008, the Company adopted a share option scheme (the “2008 Option Plan”) which allows the Company’s board of directors, at its discretion, to offer options to officers (including directors), employees and consultants of the Group to purchase up to 1,800,000 ordinary shares of the Company.

By a resolution of the Board of Directors on July 1, 2010, 657,000 Restricted Stock Units (the “RSU”) under 2008 Option Plan were granted to the Company’s management staff and directors. Pursuant to the agreement of RSU, one third of total RSUs will become vested at each anniversary of the following three years from the grant date, and all unvested restricted shares units continue to vest even though employment or service is terminated due to retirement, voluntary resignation, layoff due to the Company’s strategic restructuring, etc. As the service condition is not considered substantive, the Company fully recognized the entire compensation cost relating to the RSUs on the grant date of July 1, 2010.

The binomial option pricing model was applied in determining the fair value of the options granted to employees and Black-Scholes pricing model in determining the fair value of the options granted to non-employees. These models require the input of highly subjective assumptions, including the expected stock price volatility and the expected price multiple at which employees are likely to exercise share options. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury Bills yield in effect at the time of grant. The fair value of the ordinary shares, at the option grant dates, was determined by management, with the assistance of Sallmanns. The Group’s management is ultimately responsible for the determination of the fair value of the ordinary shares.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

22. SHARE OPTION PLAN (CONT’D)

(a) Options Granted to Employees

The following table summarized the Company’s employee share option activity under the 2007 Option Plan:

	Number of options	Weighted average grant date fair value per share	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		(US$)	(US$)	(Years)	(US$’000)

Outstanding, January 1, 2008	5,500,000	0.3483	0.4613	6.47	1,038

Granted	1,200,000		0.7250
Exercised	—		—
Forfeited	220,000		0.5812

Outstanding, December 31, 2008	6,480,000	0.3483	0.5061	5.61	1,896

Granted	—		—
Exercised	—		—
Forfeited	190,000		0.4613

Outstanding, December 31, 2009	6,290,000	0.3483	0.5074	4.61	3,853

Granted	—		—
Exercised	70,800		0.5358
Forfeited	157,504		0.5618

Outstanding, December 31, 2010	6,061,696	0.3483	0.5057	3.61	3,724

Vested and expected to vest at December 31, 2010	5,520,848	0.3483	0.5057	3.61	3,392

Exercisable at December 31, 2010	4,246,656	0.3483	0.5057	3.61	2,609

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date, for those awards that have an exercise price currently below the fair value of the Company’s shares. As of December 31, 2010, the Company has options outstanding of 6,061,696 shares with an exercise price below the fair value of the Company’s shares, resulting in an aggregate intrinsic value of RMB 24,577,510 (US$3,723,865).

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

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

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

22. SHARE OPTION PLAN (CONT’D)

(a) Options Granted to Employees (Cont’d)

Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. The estimation of the forfeiture rate was based primarily upon historical experience of employee turnover. To the extent the Company revises this estimate in the future, the share-based payments could be materially impacted in the year of revision, as well as in following years. During the years ended December 31, 2009 and 2010, the Company increased the forfeiture rate for both the management group and the non-management group primarily due to changes in historical employee turnover rates.

Total compensation expenses relating to employee share options recognized for the years ended December 31, 2007, 2008 and 2009, respectively, and were included in the following captions:

	2008	2009	2010
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Cost of revenue	99	222	149	23
Research and development costs	142	317	212	32
Selling, marketing and distribution expenses	1,215	2,556	1,663	252
General and administrative expenses	2,523	6,300	4,292	650

	3,979	9,395	6,316	957

As of December 31, 2010, there was RMB6,767,577 (US$1,025,391) of unrecognized share-based compensation cost related to share options issued to employees. RMB5,246,568 (US$794,935) and RMB1,521,009 (US$230,456) are expected to be recognized following the straight-line method over a period of 0.97 years and 1.78 years, respectively.

(b) RSU

The following table summarized the Company’s RSU activity under 2008 Option Plan:

	Number of RSUs	Weighted- average grant date fair value per share
		(US$)
Unvested, January 1, 2010	—	—
Granted	681,000	0.601
Vested	—	—
Forfeited	—	—

Unvested, December 31, 2010	681,000	0.601

The fair value has been fully recognized as compensation expenses, with a corresponding credit to additional paid-in capital, during the year ended December 31, 2010.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

22. SHARE OPTION PLAN (CONT’D)

(b) RSU (Cont’d)

Total compensation expenses relating to RSU were included in the following captions:

	2010
	(RMB’000)	(US$’000)

Research and development costs	123	20
Selling, marketing and distribution expenses	135	21
General and administrative expenses	2,432	368

	2,690	409

(c) Share options issued to non-employees

The following table summarized the Company’s non-employee share option activities under the 2007 Option Plan:

	Number of options	Weighted- average grant date fair value per share	Weighted average exercise price	Aggregate intrinsic value
		(US$)	(US$)	(US$’000)

Outstanding, January 1, 2009	960,000	0.659	0.4613	181
Granted	—		—
Exercised	960,000	0.659	0.4613
Forfeited/Cancelled	—		—

Outstanding, December 31, 2009	—		—

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date, for those awards that have an exercise price currently below the fair value of the Company’s shares.

The Group recorded compensation expenses as equal to the fair value of the share options at the measurement date. The measurement date was set upon a qualified IPO, which occurred on December 9, 2009. All non-employee options were exercised shortly after the IPO, resulting in RMB4,317,525 (US$654,170) of compensation expenses recorded in general and administrative expenses, with a corresponding credit to additional paid-in capital during the year ended December 31, 2009.

The Company calculated the estimated fair value of the options on the measurement date using the Black-Scholes pricing model with the following assumptions:

December 9, 2009

Expected term	1.5 years
Risk-free interest rate	0.03%
Expected volatility	78.15%
Expected dividend yield	0%

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

23. RELATED PARTY TRANSACTIONS

Name of related party	Relationship with the Group

Mr. Xue	Ultimate shareholder of the Company

The movements of the related party balances are as follows:

Mr. Xue
(RMB’000)

Balance as of January 1, 2008	(3,302)
US$ loan from shareholder	(1,470)
Repayment of loan by the Group	3,166
Foreign currency translation gain for the US$ loan from shareholder	371
Expenses paid by related party on behalf of the Group	(13,700)
Expenses paid by the Group on behalf of related party	12,909

Balance as of December 31, 2008	(2,026)

Foreign currency translation gain for the US$ loan from shareholder	40
Repayment of loan by the Group	5,809
Expenses paid by related party on behalf of the Group	(4,575)
Expenses paid by the Group on behalf of related party	752

Balance as of December 31, 2009	—

Loan to shareholder	15,147
Repayment of loan by shareholder	(15,147)
Expenses paid by related party on behalf of the Group	(159)
Expenses paid by the Group on behalf of related party	159

Balance as of December 31, 2010	—

Balance as of December 31, 2010 (US$’000)	—

As of December 31, 2009 and 2010, bank loans of the Group totaling RMB78,000,000 and RMB40,000,000 (US$6,060,606), respectively, were secured by certain of the Group’s property, plant and equipment, land use rights and guaranteed by Mr. Xue (Note 15).

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

24. EMPLOYEE DEFINED CONTRIBUTION PLAN

Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee at a rate of 13% to 20% on a standard salary as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC. The total amounts of contributions of RMB2,124,157, RMB2,506,043 and RMB2,875,198 (US$435,636) for the years ended December 31, 2008, 2009 and 2010, respectively, were charged to expenses in the consolidated statements of income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

25. SUBSCRIPTION OF EQUITY SHARES OF VHK

On October 19, 2009, Nuokang Distribution paid US$5,000,000 (RMB34,137,500) in subscription of 133,333 ordinary shares of VHK, which represents a 93% ownership interest in VHK. On the acquisition date, there were no other assets and liabilities carried by VHK other than intellectual property rights. The cost of the intellectual property rights was RMB2,571,000 (US$376,653), which approximated the fair value. The intellectual property rights were recorded as technical know-how in the intangible assets (Note 12) and will be amortized under straight line method over their useful lives of 9 to 13 years.

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

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

26. COMMITMENTS AND CONTINGENCIES (CONT’D)

(b) Purchase Commitments

As of December 31, 2010, the Group had outstanding purchase commitments in relation to construction-in-progress and office equipment of RMB3,031,563 (US$459,328), respectively.

On August 1, 2008, Liaoning Nuokang entered into a supply contract of snake venom, the primary raw material of the Group’s final product, with a foreign supplier. The unit prices are specified in the contract for snake venom purchase during the period from January 1, 2009 to August 1, 2011, but subject to mutual written confirmation between the supplier and the Company on an annual basis for adjustments taking into consideration currency rate fluctuations, changes in production costs, changes in environmental law, changes in government taxes and availability of the product. Minimum annual purchase volumes are also specified in the contract, totaling US$940,000 over the contract term. This amount is subject to change depending on annual adjustments to the unit price. Penalty of failure to meet the minimum quantity by either party will be 50% of the total missing deliveries, determined using the average unit price of the 12 latest invoices. As of December 31, 2010, the Group was not expected to incur any penalties in relation to failure of meeting minimum quantity for the year ended December 31, 2010. The term of this supply contract is three years and subject to automatic renewal. As of December 31, 2010, the aggregate amount of required minimum payment is RMB1,577,600 (US$236,000), which is due during the year ended December 31, 2011.

On October 30, 2008, Liaoning Nuokang entered into a product distribution agreement with a third party effective until December 31, 2014, which allows the Group to expand into other product sales. Under this agreement, the Group has minimum inventory purchase commitments of RMB7,188,000 (US$1,089,091) for each year thereafter until December 31, 2014. Penalty of failure to meet the minimum quantity by either party will be RMB500,000. As of December 31, 2010, the Group was not expected to incur any penalties in relation to failure of meeting minimum quantity for the year ended December 31, 2010.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

26. COMMITMENTS AND CONTINGENCIES (CONT’D)

(c) Operating Leases

As of December 31, 2010, the Group had minimum lease payments under non-cancellable operating leases in relation to office premises as follows:

	December 31, 2010
	(RMB’000)	(US$’000)

2011	916	139
2012	63	10
2013	13	2

	992	151

The table above excludes the payment for the right to use the Manufacturing Assets (Note 25 (e)).

Total rental expenses for the operating lease were RMB1,473,376, RMB1,625,361, RMB1,830,576 (US$277,360) for the years ended December 31, 2008, 2009 and 2010, respectively. The terms of the leases do not contain rent escalation or contingent rents.

(d) Manufacturing Assets Use Right Payment

As of December 31, 2010, the Group had contractual future payments of RMB6,400,000 (US$969,697) to SDPP for which RMB1,600,000 (US$242,424) per annum will be made until December 31, 2014 (Note 4) in connection with the acquisition of non-controlling interest in Penglai Nuokang.

(e) Income Tax

Effective from January 1, 2007, the Group adopted FASB ASC 740 to account for uncertainties in income taxes, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Group has determined that there was no financial impact of adoption of FASB ASC 740 by the end of 2008. Accordingly, the Company has not recorded any liabilities for adoption of FASB ASC 740 for any of the periods presented. As of December 31, 2009 and 2010, the Group recorded a liability of RMB808,765 (US$122,540) for unrecognized tax benefits, all of which related to an intercompany consulting income.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

27. FAIR VALUE MEASUREMENT

ASC subtopic 820-10 (“ASC 820-10”), Fair Value Measurements and Disclosures: Overall, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace

Level 3 — Unobservable inputs which are supported by little or no market activity

ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

(a) Assets and liabilities measured at fair value on a recurring basis

In accordance with ASC 820-10, the Company measures long-term payables and held-to-maturity short term investments, i.e. time deposits, at fair value, which are determined based on the discounted cash flow model using the discount curve of market interest rates.

Assets/liabilities measured at fair value on a recurring basis are summarized below:

	Fair value Measurement at December 31, 2009
	Quoted price in active Markets for identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value at December 31, 2009
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Long-term payables	—	10,557	—	10,557	1,599

	Fair value Measurement at December 31, 2010
	Quoted price in active Markets for identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value at December 31, 2010
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Held-to-maturity short-term investments
Time deposits	—	29,942	—	29,942	4,537
Long-term payables	—	11,299	—	11,299	1,712

	—	41,241	—	41,241	6,249

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

27. FAIR VALUE MEASUREMENT (CONT’D)

(b) Assets and liabilities measured at fair value on a nonrecurring basis

The Company measures certain financial assets, including cost method investments, at fair value on a nonrecurring basis only if an impairment charge were to be recognized. The Company’s non-financial assets, such as fixed assets and intangible assets, would be measured at fair value only if they were determined to be other-than-temporarily impaired. For the years ended December 31, 2009 and 2010, there was no impairment loss recognized.

28. SUBSEQUENT EVENTS

On March 25, 2011, the Company announced that its Board of Directors has authorized a Rule 10b5–1 share repurchase program, which will allow the Company to repurchase up to US$5 million worth of its ADS. As of May 25, 2011, the most practicable date prior to the date of the consolidated financial statements, the Company has used RMB 9,521,734 (US$1,442,687) to repurchase 341,085 ADS or 2,728,680 shares.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

29. CONDENSED FINANCIAL INFORMATION OF THE COMPANY

Under PRC laws and regulations, the Company’s PRC subsidiaries and VIE are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans, or advances. The amount restricted include share capital and statutory reserve of PRC subsidiaries and net assets of VIE, as determined pursuant to PRC generally accepted accounting principles, totaling RMB386,026,234 (US$58,488,823) as of December 31, 2010.

Balance sheets

	2009	2010
	(RMB’000)	(RMB’000)	(US$’000)

ASSETS
Current assets:
Cash and cash equivalents	256,639	37,314	5,654
Other receivables due from a subsidiary	91,740	—	—

Total current assets	348,379	37,314	5,654

Non-current assets:
Investment in subsidiaries	246,026	598,728	90,716

TOTAL ASSETS	594,405	636,042	96,370

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	14,021	331	50

Total current liabilities	14,021	331	50

Shareholders’ equity:
Ordinary shares (par value US$0.0005 per share, 474,200,000 shares authorized and 158,420,142 share issued and outstanding as of December 31, 2009; 474,200,000 shares authorized and 158,490,942 share issued and outstanding as of December 31, 2010)	597	597	90
Additional paid-in capital	451,716	460,981	69,846
Retained earnings	128,071	174,133	26,384

Total shareholders’ equity	580,384	635,711	96,320

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	594,405	636,042	96,370

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

29. CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

Statements of income

	2009	2010
	(RMB’000)	(RMB’000)	(US$’000)

General and administrative expenses	(2,940)	(4,488)	(680)
Other income (expense), net	90	(2,327)	(353)
Equity in profit of subsidiaries	67,945	52,877	8,012

Income before tax	65,095	46,062	6,979

Income tax	—	—	—

Net income	65,095	46,062	6,979

Statements of cash flows

	2009	2010
	(RMB’000)	(RMB’000)	(US$’000)

Net cash used in operating activities	(1,079)	(15,796)	(2,393)

Net cash used in investing activities	—	(203,788)	(30,877)

Net cash generated from financing activities	256,647	259	39

Cash at the beginning of year	1,071	256,639	38,885

Cash at the end of year	256,639	37,314	5,654

(a) Basis of presentation

In the parent-only financial statements, the Company’s investment in subsidiaries and the VIE is stated at cost plus equity in undistributed earnings of subsidiaries and the VIE since inception. The parent-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

The Company records its investment in its subsidiaries and the VIE under the equity method of accounting as prescribed in FASB ASC 323, “Investment-Equity Method and Joint Venture”. Such investment is presented on the balance sheet as “Investments in subsidiaries” and share of the subsidiaries’ profit or loss as “Equity in profit of subsidiaries” on the statements of income.

The subsidiaries and the VIE did not pay any dividend to the Company for the periods presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted by reference to the consolidated financial statements.

(b) Commitments

The Company did not have any significant commitments or long-term obligations as of December 31, 2009 and 2010.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

2.3	Form of Deposit Agreement among the Registrant, the depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.1	2007 Share Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.2	2008 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.3	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.5	Preference A Shares Purchase Agreement dated December 20, 2007 among the Registrant, the Management Shareholder and the Purchasers, each as defined therein (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

Exhibit Number	Description of Document

4.6	Investors’ Rights Agreement dated December 20, 2007 among the Registrant, Anglo China Bio-Technology Investment Holdings Limited and Britain Ukan Technology Investment Holdings (Group) Limited, the Management Shareholders and the Preference A Holders, each as defined therein (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.7	Side Letter dated June 2, 2008 to Preference A Shares Purchase Agreement dated December 20, 2007 among the Registrant, the Management Shareholder and the Purchasers, each as defined therein (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.8	Voting Agreement dated December 20, 2007 among the Registrant, Anglo China Bio-Technology Investment Holdings Limited and Britain Ukan Technology Investment Holdings (Group) Limited, the Management Shareholders and the Preference A Holders, each as defined therein (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.9	Right of First Refusal and Co-Sale Agreement dated December 20, 2007 among the Registrant, Anglo China Bio-Technology Investment Holdings Limited and Britain Ukan Technology Investment Holdings (Group) Limited, the Management Shareholders and the Preference A Holders, each as defined therein (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.10	Repurchase Agreement dated December 20, 2007 between the Registrant and Anglo China Bio-Technology Investment Holdings Limited (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.11	English translation of Equity Pledge Agreement dated December 14, 2007 among Penglai Nuokang Pharmaceutical Co., Ltd., Liaoning Nuokang Medicines Co., Ltd. and the shareholder of Liaoning Nuokang Medicines Co., Ltd. (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.12	English translation of Exclusive Call Option Agreement dated December 14, 2007 among Penglai Nuokang Pharmaceutical Co., Ltd., Liaoning Nuokang Medicines Co., Ltd. and the shareholder of Liaoning Nuokang Medicines Co., Ltd. (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.13	English translation of Business Operation Agreement dated December 14, 2007 among Penglai Nuokang Pharmaceutical Co., Ltd., Liaoning Nuokang Medicines Co., Ltd. and the shareholder of Liaoning Nuokang Medicines Co., Ltd. (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

Exhibit Number	Description of Document

4.14	English translation of Power of Attorney dated December 14, 2007 from the shareholder of Liaoning Nuokang Medicines Co., Ltd. (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.15	English translation of Exclusive Technology Support and Management Consulting Service Agreement dated December 14, 2007 among Penglai Nuokang Pharmaceutical Co., Ltd. and Liaoning Nuokang Medicines Co., Ltd. (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.16	English translation of Real Estate Lease Contract dated August 22, 2006 between Penglai Nuokang Pharmaceutical Co., Ltd. and Shandong Penglai Pharmaceutical Plant (incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.17	English translation of Land Use Right Grant Contract dated September 7, 2005 between the Hunnan New District branch bureau of Shenyang City Planning and National Land Resources Bureau and Liaoning Nuokang Bio-pharmaceutical Co., Ltd. (incorporated by reference to Exhibit 10.17 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.18*	English translation of Investment Agreement dated May 19, 2010 between Shandong Penglai Economic Development Zone Management Committee and Penglai Nuokang Pharmaceutical Co., Ltd.

4.19**	Contract dated August 1, 2008 among Shenyang Nanhu Import and Export Co., Ltd., Liaoning Nuokang Bio-pharmaceutical Co., Ltd., Procamp Coml Import Export Ltda. and Ceta-Centro de Extraçåo de Toxinas Animais Ltda. (incorporated by reference to Exhibit 10.18 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.20**	English translation of Exclusive Regional Distribution Agreement dated December 28, 2008 between Liaoning Nuokang Medicines Co., Ltd. and Jilin Yuhua Pharmaceutical Co., Ltd., and its Supplemental Agreement dated June 28, 2009 (incorporated by reference to Exhibit 10.19 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.21	Subscription Agreement dated July 10, 2009 between Venomics Hong Kong Limited, Liaoning Nuokang Medicines Co., Ltd., Venomics Pty Limited and QRxPharma Limited (incorporated by reference to Exhibit 10.20 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

Exhibit Number	Description of Document

4.22	English translation of Second Supplemental Agreement dated December 28, 2009 to Exclusive Regional Distribution Agreement dated December 28, 2008 between Liaoning Nuokang Medicines Co., Ltd. and Jilin Yuhua Pharmaceutical Co., Ltd. (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 2, 2010)

4.23	English translation of Third Supplemental Agreement dated April 30, 2010 to Exclusive Regional Distribution Agreement dated December 28, 2008 between Liaoning Nuokang Medicines Co., Ltd. and Jilin Yuhua Pharmaceutical Co., Ltd. (incorporated by reference to Exhibit 4.22 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 2, 2010)

4.24*	English translation of Fourth Supplemental Agreement dated April 30, 2010 to Exclusive Regional Distribution Agreement dated December 28, 2008 between Liaoning Nuokang Medicines Co., Ltd. and Jilin Yuhua Pharmaceutical Co., Ltd.

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Ernst & Young Hua Ming, Independent Registered Public Accounting Firm

*	Filed with this annual report on Form 20-F.
**	Confidential treatment has been granted with respect to the redacted portions of this exhibit.