Form 20-F
period 2011-12-31
China Nuokang Bio-Pharmaceutical Inc.
filed 2012-04-24
CIK 1474952

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

158,294,358 ordinary shares, par value $0.0005 per share, as of December 31, 2011.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2009, 2010 and 2011.

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

The words “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” and other similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements about:

•	competition from other domestic and foreign pharmaceutical companies;

•	our ability to enhance existing products and develop, obtain government approvals for, and market future generations of our existing products and other new products;

•	the expected market growth for pharmaceutical products in China;

•	market acceptance of our products;

•	our expectations regarding hospital or patient demand for our products;

•	our ability to expand our production, sales and distribution network and other aspects of our operations;

•	our ability to diversify our product offerings;

•	our ability to effectively protect our intellectual property;

•	our ability to identify and acquire new medical technologies, pharmaceutical products and product candidates;

•	changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government and changes in the healthcare insurance sector in the PRC; and

•	fluctuations in general economic and business conditions in China.

You should thoroughly read this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3.D. Key Information—Risk Factors” of this annual report. Those risks are not exhaustive. We operate in an emerging and evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, and we cannot assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to materially differ from results contained in any forward-looking statement.

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

A. Selected Financial Data

We have derived our consolidated statement of income data for the years ended December 31, 2009, 2010 and 2011 and our consolidated balance sheet data as of December 31, 2010 and 2011 from our audited consolidated financial statements included in this annual report. Our selected consolidated statement of income data for the years ended December 31, 2007 and 2008 and our consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements not included in this annual report. Our historical operating results presented below are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2012 or any other future fiscal period. Our financial statements have been prepared in accordance with the accounting principles generally accepted in the United States, or U.S. GAAP. You should read the selected consolidated financial data set forth below in conjunction with “Item 5. Operating and Financial Review and Prospects—A. Operating Results” and with our consolidated financial statements and related notes included in this annual report.

	Year Ended December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data and percentages)
Consolidated Statement of Income Data:
Net revenue	147,875	225,399	282,911	315,789	288,269	45,801
Cost of revenue	(34,745)	(30,963)	(35,625)	(37,304)	(38,458)	(6,110)

Gross profit	113,130	194,436	247,286	278,485	249,811	39,691
Operating expenses:
Research and development costs	(7,995)	(5,585)	(8,297)	(13,504)	(15,737)	(2,500)
Selling, marketing and distribution expenses	(52,443)	(92,404)	(110,513)	(145,549)	(144,228)	(22,916)
General and administrative expenses	(16,796)	(31,884)	(47,582)	(53,527)	(71,188)	(11,311)

Total operating expenses	(77,234)	(129,873)	(166,392)	(212,580)	(231,153)	(36,727)

Operating profit	35,896	64,563	80,894	65,905	18,658	2,964
Interest income	196	1,259	1,372	1,198	1,508	240
Interest expense	(5,190)	(1,309)	(3,327)	(7,147)	(3,096)	(492)
Foreign exchange gain (losses)	2,335	7,023	178	(5,825	(5,142)	(817)
Other (loss) income, net	(144)	(679)	2,836	2,473	(13,400)	(2,129)

Income (loss) before income tax expense	33,093	70,866	81,953	56,604	(1,472)	(234)
Income tax benefit (expense)	2,102	(7,246)	(16,858)	(10,606)	(12,662)	(2,012)

Net income (loss)	35,195	63,620	65,095	45,998	(14,134)	(2,246)
Net loss attributable to non-controlling interest	—	—	—	(64)	(128)	(20)
Accretion of Series A convertible redeemable preference shares	(30,156)	(13,403)	(13,886)	—	—	—
Allocation to Series A convertible redeemable preference shares for participating rights to dividends	(326)	(9,458)	—	—	—	—

Net income (loss) attributed to ordinary shares	4,713	40,759	51,209	46,062	(14,006)	(2,226)

Net income (loss) per share
Basic	0.05	0.43	0.52	0.30	(0.09)	(0.01)
Diluted	0.05	0.43	0.51	0.30	(0.09)	(0.01)
Shares used in net income (loss) per share computation
Basic	99,850,334	95,447,648	98,885,045	158,466,428	155,872,950	155,872,950
Diluted	99,850,334	95,460,841	99,725,253	158,797,628	155,872,950	155,872,950

	As of December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	112,589	81,837	351,258	191,822	179,385	28,501
Restricted cash	—	20,000	34,200	—	5,410	860
Accounts receivable	30,417	71,312	103,719	132,504	60,767	9,655
Inventories	7,034	10,610	14,765	16,789	15,846	2,518
Property, plant and equipment	119,029	149,679	160,125	155,786	214,171	34,028
Total assets	320,724	405,031	781,454	744,879	702,314	111,586
Short-term bank loans	50,380	72,430	125,618	47,000	7,000	1,112
Total current liabilities	95,293	119,760	167,246	72,107	49,332	7,837
China Nuokang Bio-Pharmaceutical Inc. shareholders’ equity	77,157	127,721	580,384	635,711	612,868	97,375
Total liabilities and equity	320,724	405,031	781,454	744,879	702,314	111,586

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB6.2939 to US$1.00, the noon buying rate in effect as of December 30, 2011 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 20, 2012, the noon buying rate was RMB6.3080 to US$1.00.

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

	Noon Buying Rate (RMB per US$1.00)
Period	Period End	Average(1)	Low	High

2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April (through April 20, 2012)	6.3080	6.3052	6.3150	6.2975

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

We are largely dependent on sales of our hemocoagulase product, which we market under the name of Baquting. We launched Baquting in November 2001. In 2009, 2010 and 2011, we sold 13.1 million, 14.8 million and 15.2 million units of Baquting, respectively. Revenues from Baquting sales accounted for 93.5%, 94.2% and 94.7% of our total revenues in 2009, 2010 and 2011, respectively. We plan to dedicate additional resources toward maintaining and expanding Baquting’s market share, such as for improved quality control, production technology and formulation and dosage upgrades and modifications. Sales of Baquting will continue to comprise a substantial portion of our revenues in the future.

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

All medicines must be approved by the PRC State Food and Drug Administration, or the SFDA, before they can be manufactured, marketed or sold in the PRC. The SFDA requires a pharmaceutical manufacturer to successfully complete clinical trials of a new medicine and demonstrate its manufacturing capability before granting manufacturing approval for the new medicine. Clinical trials are expensive and their results are uncertain. In addition, the SFDA and other regulatory authorities may apply new standards for safety, manufacturing, labeling, marketing and distribution of future products. Complying with these standards may be time-consuming and expensive. Furthermore, our future products may not be efficacious or may have undesirable or unintended side effects, toxicities or other characteristics that may preclude us from obtaining approval or may prevent or limit their commercial use. As a result, we may not be able to obtain SFDA or other governmental approvals for our future products on a timely basis or at all. For example, in June 2010, we entered into an exclusive distribution agreement with a Swiss company, HCB Lubricants GmbH, to register, market and distribute Dianatal ® Obstetric Gel exclusively in Mainland China, Taiwan, Hong Kong and Macao. We have started marketing Dianatal ® Obstetric Gel in Hong Kong. In March 2011, we submitted our application for the SFDA approval, which is necessary to sell this product in Mainland China. This product is currently in the last stage of the SFDA approval process, and we aim to receive approval and launch this product by 2013. If the SFDA approval for Dianatal ® Obstetric Gel is delayed or not granted at all, we will not be able to launch this product in the Chinese market. Even if we obtain these approvals, such approvals may be modified or revoked or subject to limitations on the indicated uses for which we may market the product, which may limit the size of its market. We will not be able to manufacture and market our new products if we do not obtain required governmental approvals.

Furthermore, even after we obtain such approvals, we may not be able to pass the on-site inspections of our facilities required prior to the launch of our products. For example, in 2004, we entered into agreements for the acquisition of Aiduo, our cardiovascular stress imaging agent, and Aiwen, our anti-arrhythmic agent, from Shenyang Guangda Pharmaceutical Co., Ltd., or Shenyang Guangda, and Shenyang Wanjia Biotechnology Research Institute, or Shenyang Wanjia. We need approval from the SFDA for the transfer of the production permit for Aiduo and Aiwen from Shenyang Guangda to us. Additionally, we need Good Manufacturing Practice, or GMP, certification for our Shenyang facility to commence production of these products and their active pharmaceutical ingredient, adenosine, at our production facility. In March 2012, we passed the on-site inspection in connection with GMP certification for production of adenosine. We will commence production of adenosine once we receive the GMP certificate from the SFDA. However, if we fail to pass the on-site inspections in connection with our application to transfer the production permits of Aiduo and Aiwen or in connection with production permits or GMP certification for other products in development, we will not be able to commence production and sale of these products and our business may be materially and adversely affected. See “Item 4. Information on the Company—B. Business Overview—Certificates and Permits” for a description of our current licenses and permits. Failure to obtain or renew approvals for our existing or future products or pass on-site inspections of our facilities could materially harm our business and operations.

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

We operate in a highly competitive environment and our products compete with other products or treatments. Baquting competes with existing hemocoagulase products and potential new drug candidates. In China, our major competitors in the hemocoagulase market include Aohong Pharma’s Bangting, Lee’s Pharm’s Sulejuan and Beijing Kangchen’s Suling, which in 2011 held approximately 31.1%, 16.9% and 10.9% market share, by volume, respectively. Our products may compete against products with lower prices, superior performance, greater ease of administration or other advantages compared to our products. We do not have patents of any commercial significance for many of our products and product candidates to protect these products and product candidates from direct competition. Our inability to compete effectively could reduce sales or margins, which could materially and adversely affect our results of operations.

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

We believe that market awareness of our Nuokang and Baquting brands has contributed significantly to our success, and that maintaining and enhancing these brands is critical to maintaining our competitive advantage. We may not be successful in promoting our brands. If we are unable to enhance our brand recognition and increase awareness of our products, or if we incur excessive expenses to maintain our brand awareness, our business and results of operations may be materially and adversely affected. Furthermore, our sales and results of operations could be adversely affected if our brands or reputation are impaired by actions taken by our distributors, competitors, third-party marketing firms or regulatory authorities.

Pricing of our principal products is subject to government approval. Changes in government control on prices of our products may limit our profitability or cause us to stop manufacturing certain products.

The prices of pharmaceutical products listed in the PRC national medical insurance catalog and certain other medicines are subject to the regulation of the PRC National Development and Reform Commission, or the NDRC, and authorized provincial or local price control authorities, in the form of fixed prices or price ceilings. From time to time, the NDRC publishes a list of medicines subject to price controls. Our principal products, Baquting and Kaitong, are subject to price ceilings set by the NDRC. The limitation on our ability to raise the wholesale prices of our products may prevent us from absorbing or offsetting any increase in the costs of producing our products, which would lower our margins. In aggregate, eight out of our sixteen products, sales of which accounted for 96.5%, 95.2% and 95.6% of our total sales in 2009, 2010 and 2011, respectively, are subject to price controls imposed by the NDRC and provincial price control authorities. Furthermore, the prices of our products may be adjusted downward by the relevant governmental authorities in the future. On March 28, 2011, the NDRC lowered the price ceilings of 162 medicines in China. As a result, the maximum retail price at which lipid emulsion alprostadil products such as Kaitong may be sold to patients was reduced from RMB145.0 per unit to RMB123.0 per unit, representing a decrease of 15.2%. If we are required to lower wholesale prices of our principal products in the future as a result of any government-mandated reduction in the price ceilings, our future results of operation and profitability would be adversely affected. In addition, in order to access certain local or provincial-level markets, we are required to enter into competitive bidding processes with a pre-defined price range for Baquting, Kaitong, Aiduo, Aiwen and our other products every one or two years. The competitive bidding effectively sets price ceilings for our products, thereby limiting our profitability. We may stop manufacturing certain products if their price range designated by the local or provincial government falls below production costs.

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

Our future growth and success significantly depend on our ability to successfully market Baquting and Kaitong to hospitals as prescription medicines. In 2009, 2010 and 2011, substantially all of the end-customers of Baquting were hospitals. Hospitals may make bulk purchases of a medicine included in the national and provincial medicine catalogs only if that medicine is selected under a government-administered tender process. Every one or two years, bidding is organized on a provincial or municipal basis. A medicine manufacturer is invited to participate in the tender based on the level of interest that hospitals have in purchasing the medicine. A hospital’s interest in a medicine is evidenced by:

•	the inclusion of the medicine on the hospital’s formulary, which lists medicines its physicians may prescribe; and

•	the willingness of physicians at this hospital to prescribe this medicine to their patients.

We believe that effective marketing efforts are critical to maintaining hospital interest in Baquting and to developing the same in Kaitong. If our marketing efforts are ineffective, hospital administrators may not want to include Baquting or Kaitong in their formularies and physicians may not be interested in prescribing Baquting or Kaitong to their patients, which would decrease our chances of being invited to and succeeding at tenders. As a result, we may find it difficult to maintain the existing level of sales of our products, and our revenues and profitability may decline.

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

The global economic and financial market crisis has caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, lower consumer and business spending, and lower consumer net worth, in the United States and other parts of the world. This global economic and financial market crisis may impair our ability to raise funds through capital market transactions or enter into other financial arrangements if and when additional funds become necessary for our operations. Any recurrence of the economic and financial market crisis may cause, among other things, lower customer spending across China. People may have diminished financial resources to purchase even critical medical care, which could lead to reduced demand for our products and reduced revenues. In addition, some of our distributors and their customers, primarily hospitals and other healthcare institutions, may be adversely affected by the economic crisis, resulting in delays in payment to us or defaults of payments by our distributor customers. The global economic and financial market crisis could have a material adverse effect on our business, financial condition, results of operations and cash flow.

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

Our success depends, in part, on our ability to protect our products from competition by establishing, maintaining and enforcing intellectual property rights. We seek to protect the products and technology that we consider important to our business by filing PRC and international patent applications, relying on trade secrets or pharmaceutical regulatory protection or employing a combination of these methods. We have patents and patent applications relating to Baquting upgrades, adenosine for myocardial protection, Kaitong, Agkistrodon acutus hemocoagulase and lanthanum polystyrene. For more details, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” However, the filing of a patent application does not mean that we will be issued a patent, or that any patent eventually issued will be as broad as requested in the patent application or sufficient to protect our technology. There are a number of factors that could cause our patents, if granted, to become invalid or unenforceable or that could cause our patent applications to not be granted, including known or unknown prior art, deficiencies in the patent application or the lack of originality of the technology. In addition, the PRC adopts the first-to-file system under which whoever first files a patent application will be awarded the patent. By contrast, U.S. patent law endorses the first-to-invent system under which whoever makes the first actual discovery will be awarded the patent. Under the first-to-file system, a third party may be granted a patent relating to a technology which we invented. For more details on the process for applying for and obtaining intellectual property protection in the PRC, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation of patent and trademark protection.” Furthermore, the terms of our patents are limited. The patents we hold and patents to be issued from our currently pending patent applications have a twenty-year protection period starting from the date of application.

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

We source our primary raw material, Bothrops atrox venom, from two third-party suppliers.

We source our primary raw material, Bothrops atrox venom, for the production of Baquting, from Centro De Extracão De Toxinas Animais, an unaffiliated third-party supplier in Brazil, and Amazon’s Life S.A.C., an unaffiliated third-party supplier in Peru. Export of Bothrops atrox venom is subject to the laws and administrative rules and regulations related to export control in Brazil and Peru, and its import to China is also required to comply with laws, regulations and restrictions imposed by the relevant national and local authorities in China. We must receive governmental approval from PRC authorities for each shipment of Bothrops atrox venom. We may not be able to obtain such approval in time to meet our production requirements or at all. The Brazilian and Peruvian governments may impose more stringent control over exports, and the PRC government may impose stricter restrictions on imports, which, in either case, may impair our ability to import, or prevent us from importing, Bothrops atrox venom from Brazil and Peru to China.

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

The SFDA and foreign regulators require manufacturers to register manufacturing facilities. The SFDA and foreign regulators also inspect these facilities to confirm compliance with GMP or similar requirements that the SFDA or foreign regulators establish. We or our contract manufacturers may face manufacturing or quality control problems causing product production and shipment delays or a situation where we or contract manufacturers may not be able to maintain compliance with the SFDA’s GMP requirements, or those of foreign regulators, necessary to continue manufacturing our drug candidates. A new inspection rule for GMP certification became effective on January 1, 2008 that implemented more stringent GMP standards. Any failure to comply with GMP requirements or other SFDA or foreign regulatory requirements could adversely affect our ability to manufacture, market and sell our products.

We rely on a limited number of distributors for sales of our products.

We rely on a limited number of distributors for most of our net revenue. Our top five distributors in the aggregate accounted for 42.1%, 51.0% and 43.4% of our net revenue in 2009, 2010 and 2011, respectively. We expect that a relatively small number of our distributors will continue to account for a major portion of our net revenue in the near future. Our dependence on a few distributors could expose us to the risk of substantial losses if a single large distributor stops purchasing our products, purchases fewer of our products or goes out of business and we cannot find substitute distributors on equivalent terms. If any of our significant distributors reduces the quantity of the products they purchase from us or stops purchasing from us, our net revenue would be materially and adversely affected.

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

In addition, government-sponsored anti-corruption campaigns from time to time could have an adverse effect on our efforts to reach new hospital customers. Our sales representatives primarily rely on hospital visits to better educate physicians about our products and promote awareness of our brand. In the past, there were occasions on which our sales representatives were denied access to hospitals in order to avoid the perception of corruption. If this attitude becomes widespread among our potential customers, our ability to promote our products will be adversely affected.

If we are unable to successfully manage our growth, there could be a material adverse impact on our business, results of operations and financial condition.

We have grown in past years and expect to continue to grow. We expect to incur more expenses, particularly in the areas of research and development, regulatory affairs and sales and marketing, and enhance our facilities and corporate infrastructure, further increasing the size of our organization. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Because of our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability on the part of our management to manage growth could delay the execution of our business plans or disrupt our operations. In 2011, we explored certain strategic alternatives to increase shareholder value, which subsequently negatively impacted our short-term results in the fourth quarter of 2011 and the first quarter of 2012. If we are unable to manage our growth effectively, we may be unable to use our resources in an efficient manner, which may negatively impact our business, results of operations and financial condition.

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

If we are presented with appropriate opportunities, we may acquire or make investments in complementary companies, products or technologies. For example, in July 2009, we entered into a joint venture with QRxPharma Limited, a publicly listed biopharmaceutical company in Australia, to develop and commercialize two bleeding control product candidates in China. We invested $5.0 million in the joint venture to fund the clinical trials for the product candidates, regardless of whether we are able to obtain regulatory approvals for their production or successfully commercialize them. We may not realize the anticipated benefit of any acquisition or investment. If we acquire companies or technologies, we will face risks, uncertainties and disruptions associated with the integration process, including difficulties in the integration of the operations of an acquired company, integration of acquired technology with our products, diversion of our management’s attention from other business concerns, the potential loss of key employees or customers of the acquired business, potential litigation related to the acquired company and impairment charges if future acquisitions are not as successful as we originally anticipate. In addition, our operating results may suffer because of acquisition-related costs or amortization expenses or charges relating to acquired intangible assets. Any failure to successfully integrate other companies, products or technologies that we may acquire may have a material adverse effect on our business and results of operations. Furthermore, we may have to incur debt or issue equity securities to pay for any additional future acquisitions or investments, the issuance of which could be dilutive to our existing shareholders.

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

The regulatory framework regarding the pharmaceutical industry in China is subject to change and amendment from time to time. Any such change or amendment may have an adverse effect on our business. Changes to the regulatory framework could materially and adversely impact our business, financial condition and results of operations. The PRC government has released a number of announcements since April 2009 that collectively outline a comprehensive plan to reform the healthcare system in China within the next few years, with an overall objective to expand the basic medical insurance coverage and improve the quality and reliability of healthcare services. The details of the reform have yet to be announced and the specific regulatory changes under the reform still remain uncertain. The implementing measures to be issued may not be sufficiently effective to achieve the stated goals, and as a result, we may not be able to benefit from such reform to the level we expect, if at all. Moreover, the reform could give rise to regulatory developments, such as tighter control over product pricing or more burdensome administrative procedures, which may have an adverse effect on our business and prospects.

For further information regarding government regulation in China, see “Item 4. Information on the Company—B. Business Overview—Regulations.”

The pharmaceutical industry is extremely competitive and China’s entry into the WTO may intensify this competition in China.

Our business is subject to competition from other pharmaceutical manufacturers. Local and overseas pharmaceutical manufacturers engaged in the manufacture and sale of similar products to ours in China may have more capital resources, superior research and development capabilities and more experience in manufacturing and marketing their products. China joined the World Trade Organization, or WTO, in December 2001. Following its entry, China lowered tariffs on certain imported pharmaceutical products as part of its obligation under the WTO framework. The reduction or removal of tariffs on imported pharmaceutical products made such products more competitive with domestic pharmaceutical products. In addition, an increasing number of foreign-invested pharmaceutical manufacturers may establish operations to engage in the manufacture or distribution of pharmaceutical products in China, which would increase the number of suppliers of pharmaceutical products in the market and intensify the competition with domestic manufacturers. If the domestic pharmaceutical manufacturers are unable to distinguish their products from imported products or products produced domestically by foreign-invested pharmaceutical manufacturers, they may lose market share to imported products or products produced domestically by foreign-invested pharmaceutical manufacturers which may be of higher quality and sold at competitive prices. Furthermore, due to the lack of capital for the research and development of new medicines, most of the domestic pharmaceuticals are imitations of foreign products. Following China’s entry into the WTO, many more companies in Europe and the U.S. have applied for patents in the PRC, thereby increasing the likelihood of litigation for Chinese domestic pharmaceutical companies whose products may be covered by PRC patents owned by foreign companies.

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

We are subject to PRC rules and regulations concerning the discharge of waste water, gaseous waste and solid waste during our manufacturing processes. We are required to establish and maintain facilities to dispose of waste and report the volume of waste to the government authorities, which conduct scheduled or unscheduled inspections of our facilities and our treatment of such discharge. We may not at all times comply fully with environmental regulations. Any violation of these regulations may result in substantial fines, criminal sanctions, revocations of operating permits, shutdown of our facilities and obligations to take corrective measures. Our cost of complying with current and future environmental protection laws and regulations and our liabilities which may potentially arise from the discharge of effluent water and solid waste may materially adversely affect our business, financial condition and results of operations.

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

The development and commercialization of pharmaceutical products entails an inherent risk of harm to the patient and, therefore, product liability. Even though there are no punitive damages under PRC law, if a product liability claim is brought against us, it may, regardless of merit or eventual outcome, result in damage to our reputation, breach of contract with our customers, decreased demand for our products, costly litigation, product recalls, loss of revenue, and the inability to commercialize some products. We currently are not aware of any existing or anticipated product liability claims with respect to our products.

Existing PRC rules and regulations do not require us to nor do we maintain liability insurance to cover product liability claims. The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. As a result, we do not have business liability, or in particular, product liability, or disruption insurance coverage for our operations. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources. When and if we attempt to obtain product liability insurance for clinical trials, this insurance may be prohibitively expensive, or may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products that we or our collaborators develop.

Power shortages, natural disasters, terrorist acts or other calamities could disrupt our production and have a material adverse effect on our business, financial position and results of operations.

Baquting and our other products are produced at our manufacturing facility in Penglai, Shandong Province, China. A significant disruption at that facility, even on a short-term basis, could impair our ability to timely produce and ship products, which could have a material adverse effect on our business, financial position and results of operations.

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

Certain production facilities of Penglai Nuokang Pharmaceutical Co., Ltd., or Penglai Nuokang, are located on land leased from a third party, Shandong Penglai Pharmaceutical Plant. The lease will expire on December 31, 2014, and Penglai Nuokang and Shangdong Penglai Pharmaceutical Plant have entered into a supplemental agreement for continued cooperation until December 31, 2021. Shandong Penglai Pharmaceutical Plant may immediately terminate the lease if Penglai Nuokang subleases or lends the land use right or buildings to any third parties without its consent or if Penglai Nuokang violates the intended use of the land or uses the land to engage in any illegal activities. Under the lease agreement, any party that unilaterally terminates the lease without cause will pay to the other party damages equal to RMB1.0 million for each year remaining under the lease agreement and RMB1.5 million for each year remaining under the supplemental agreement. In addition, Shandong Penglai Pharmaceutical Plant has not obtained the building ownership certificates for our solid formulation plant. We cannot guarantee that it will ever be able to obtain the necessary building ownership certificates or that PRC government authorities or third parties will not challenge or invalidate its ownership. If Shandong Penglai Pharmaceutical Plant’s ownership of these buildings were challenged or invalidated, we may need to vacate our existing facilities in Penglai and move these manufacturing operations to our facilities in Shenyang or find alternative facilities. Any termination, non-renewal or suspension of the lease or our eviction from the leased premises could disrupt our operations. We might suffer losses as a result of business interruptions and our operations and financial results may be materially and adversely affected.

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

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud, and investor confidence in and the market price of our ADSs may be adversely impacted.

We are subject to reporting obligations under U.S. securities laws. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the Securities and Exchange Commission, every public company is required to include a management report on the company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. This requirement was first applied to our annual report on Form 20-F for the fiscal year ended December 31, 2010. Our independent registered public accounting firm is not required to conduct an audit of our internal controls over financial reporting.

In connection with the preparation and audit of our consolidated financial statements as of and for the fiscal year ended December 31, 2011, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified primarily related to inadequate control procedures for contract review. We have taken measures and plan to continue to take measures to remedy the identified material weakness. See “Item 15. Controls and Procedures.” However, the implementation of these measures may not fully address this material weakness in our internal control over financial reporting, and we may not conclude that it has been fully remedied. Our failure to address this material weakness or our failure to discover and address other control deficiencies could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2011. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States), the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

As foreign invested enterprises, our wholly-owned subsidiaries including Liaoning Nuokang Bio-pharmaceutical Co., Ltd., or Liaoning Nuokang, Shenyang Shouzheng Bio-technology Co., Ltd., or Shenyang Shouzheng, and Penglai Nuokang are subject to restrictions on foreign investment imposed by PRC laws from time to time. For instance, under the Foreign Investment Industrial Guidance Catalogue, some industries are categorized as sectors which are encouraged, restricted or prohibited for foreign investment.

According to the latest version of this Catalogue, which became effective on January 30, 2012, our business, other than the distribution of pharmaceutical products, does not belong to the prohibited or the restricted category. As this Catalogue is updated every few years, there can be no assurance that the PRC government will not change its policies in a manner that would cause part or all of our businesses to fall within the restricted or prohibited categories. If any of our businesses becomes prohibited or if we cannot obtain approval from relevant approval authorities to engage in businesses which become restricted for foreign investors, we may be forced to sell or restructure our businesses which have become restricted or prohibited for foreign investment. If we are forced to adjust our corporate structure or business line as a result of changes in government policy on foreign investment, our business, financial condition and results of operations may be materially and adversely affected.

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business, financial condition and results of operations.

In October 2005, State Administration of Foreign Exchange, or SAFE, promulgated a regulation known as Circular No. 75 that states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies. They must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or guarantees. Under this regulation, failure to comply with the registration procedures set forth in such regulation may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity. Mr. Baizhong Xue, our chief executive officer and chairman of our board of directors, beneficially owned approximately 59.7% of our outstanding share capital as of December 31, 2011. Mr. Xue has registered with the SAFE under the relevant SAFE regulations and updated his registration upon the completion of our initial public offering in December 2009. While we believe our shareholders have complied with existing SAFE registration procedures, any future failure by any of our shareholders who is a PRC resident, or controlled by a PRC resident, to comply with relevant requirements under this regulation could subject our company to fines or sanctions imposed by the PRC government, including restrictions on our subsidiaries’ ability to pay dividends or make distributions to us and our ability to increase our investment in or to provide loans to our subsidiaries.

On December 25, 2006, the People’s Bank of China promulgated the Measures for Administration of Individual Foreign Exchange, on January 5, 2007, the SAFE promulgated Implementation Rules for those measures and on February 15, 2012, the SAFE further promulgated the Notice on Certain Matters on Administration of Foreign Exchange regarding PRC Individuals’ Participation in Stock Incentive Plans of Overseas Listed Companies. According to these new foreign exchange regulations, PRC citizens who are granted shares or share options by a company listed on an overseas stock market under its employee share option or share incentive plan are required to register with the SAFE or its local counterparts by following certain procedures. We and our employees who are PRC citizens and individual beneficiary owners who have been granted restricted shares or share options may be subject to these rules. The failure of our PRC individual beneficiary owners and holders of restricted shares or share options to complete their SAFE registrations according to the requirements of local counterparts of the SAFE or the new foreign exchange rules may subject these PRC citizens to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise materially and adversely affect our business.

Uncertainties with respect to the PRC legal system could materially and adversely affect us.

We conduct our business primarily through our subsidiaries and affiliated entities in China. PRC rules and regulations govern our operations in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China, regardless of outcome, may be protracted and result in substantial costs and diversion of resources and management attention.

We may not be able to pay dividends to our shareholders.

We are a holding company, and we rely on dividends paid by our wholly-owned subsidiaries, Liaoning Nuokang, Shenyang Shouzheng and Penglai Nuokang, for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our subsidiaries is required to allocate at least 10% of its net profit after tax to its general reserve fund until the balance of such fund has reached 50% of its registered capital. These funds are not distributable in cash dividends. If our subsidiaries are unable to pay us sufficient dividends due to statutory or contractual restrictions on their ability to distribute dividends to us, we may not be able to pay dividends to our shareholders and our various other cash needs may not be met. In addition, our debt arrangements and those of our subsidiaries that we may enter into from time to time may impose operating and financial restrictions on us and our subsidiaries. These restrictions may limit our ability and the ability of our subsidiaries to pay dividends. In addition, if our subsidiaries incur debts or losses, such indebtedness or loss may impair their ability to pay dividends to us and limit our ability to pay dividends to our shareholders.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including the U.S. dollar, has historically been set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate by more than 20% against the U.S. dollar over the subsequent five years. It is difficult to predict how long the current situation may last and when and how it may change again. As we import our primary raw material from Brazil and Peru and may import certain production equipment in the future, fluctuations in the value of the Renminbi against the U.S. dollar and other currencies may affect our cost of production. In addition, as we rely entirely on dividends paid to us by our subsidiaries, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making dividend payments on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us.

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

Liaoning Nuokang, Shenyang Shouzheng and Penglai Nuokang are foreign-invested companies established in 2005, 2006 and 2006, respectively, which were subject to the two-year tax exemption and three-year tax reduction of 50%. They continue to enjoy the preferential tax treatment until the expiration of such term. Our former variable interest entity and current wholly-owned subsidiary, Liaoning Nuokang Medicines Co., Ltd., or Nuokang Distribution, currently does not enjoy any preferential tax treatment.

Under the new EIT law and its implementation rules, enterprises that are “high and new technology enterprises strongly supported by the State” are entitled to a reduced EIT rate of 15%. Enterprises may choose to benefit from the two-year tax exemption and three-year tax reduction of 50% tax holidays or the reduced EIT rate of 15% during the transition period before the expiration of the tax holidays. In 2008, the relevant PRC authorities recognized Liaoning Nuokang and Penglai Nuokang as “high and new technology enterprises.” This status was renewed for the three years ending December 31, 2013. We will also apply for the “high and new technology enterprise” qualification for Shenyang Shouzheng, whose existing preferential tax treatment expires in 2012. Liaoning Nuokang, Penglai Nuokang and Shenyang Shouzheng have chosen to benefit from the tax holidays during the transition period. However, after the expiration of the tax holidays, Liaoning Nuokang, Penglai Nuokang or Shenyang Shouzheng may not continue to be qualified as “high and new technology enterprises.”

The tables below set forth the applicable income tax rates of our subsidiaries for the periods indicated.

Subsidiary	2007	2008	2009	2010	2011

Liaoning Nuokang	0%	12.5%	12.5%	12.5%	15.0%

Shenyang Shouzheng	0%	0%	12.5%	12.5%	12.5%

Penglai Nuokang	0%	12.5%	12.5%	12.5%	15.0%

Nuokang Distribution	33%	25.0%	25.0%	25.0%	25.0%

Any discontinuation of preferential tax treatments or any increase of the EIT rate applicable to our subsidiaries could increase our tax expense and materially adversely affect our financial condition and results of operations.

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

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM and the China Securities Regulatory Commission, or the CSRC, jointly promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006. This regulation, among other things, requires offshore special purpose vehicles, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. Our PRC counsel, Tian Yuan Law Firm, has advised us that this regulation does not apply to us and that CSRC approval is not required because we obtained approvals from the local branches of MOFCOM for the acquisition of Liaoning Nuokang, Shenyang Shouzheng and Penglai Nuokang, our wholly-owned subsidiaries in the PRC, before September 8, 2006, the effective date of this new regulation. Based on the advice we have received from our PRC counsel, we did not seek the CSRC approval in connection with our initial public offering in December 2009.

Although this regulation was adopted over five years ago, there remains uncertainty as to how this regulation will be interpreted or implemented. If the CSRC or other PRC regulatory authorities subsequently determine that the CSRC’s approval was required for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In that case, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, restrict or prohibit payment or remittance of dividends by our PRC subsidiaries, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

Our business could be adversely affected by the effects of avian flu, SARS or other epidemics or outbreaks. In recent years, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Recently, concerns have been raised with respect to the spread of avian influenza in various regions of China. Any prolonged recurrence of avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. These could include temporary closure of our manufacturing facilities, as well as certain sectors of the hospital industry. Such closures or impact over business of hospitals would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

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

Our principal shareholder has substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.

Mr. Baizhong Xue, our chairman and chief executive officer, beneficially owned approximately 59.7% of our outstanding share capital as of December 31, 2011. Because of this high level of shareholding, Mr. Xue has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Xue may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

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

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

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

A. History and Development of the Company

Our legal and commercial name is China Nuokang Bio-Pharmaceutical Inc. China Nuokang Bio-Pharmaceutical Inc. was incorporated in the Cayman Islands as an exempted limited liability company in June 2006. We conduct our business operations in China through wholly-owned subsidiaries and, prior to June 2011, with respect to the distribution aspects of our business, through an affiliated entity. Our business, founded in 1997, was originally conducted through Shenyang Sainuo Technology Development Co., Ltd., a PRC limited liability company, the predecessor company of Liaoning Nuokang, one of our wholly-owned subsidiaries in the PRC. To conduct our research and development and manufacturing operation, two affiliated companies were formed, Shenyang Shouzheng in 2001 and Penglai Nuokang in 2002. Liaoning Nuokang, Shenyang Shouzheng and Penglai Nuokang were wholly-owned by Mr. Baizhong Xue, our chairman and chief executive officer, or nominee owners on his behalf before they were acquired by Surplus International.

In order to facilitate foreign investment in our company, Surplus International was incorporated in Hong Kong in August 2005 as an offshore holding company, wholly-owned by Ms. Yuhuan Zhu, the wife of Mr. Baizhong Xue, our chairman and chief executive officer. In September 2005 and July 2006, Surplus International acquired 100% of the equity interests in Liaoning Nuokang and Shenyang Shouzheng from Mr. Xue, including interests held by nominees on his behalf, for cash considerations of RMB11 million and RMB2 million, respectively. In August 2006, Surplus International acquired all of the equity interests in Penglai Nuokang from Mr. Xue for a cash consideration of RMB10 million. The Liaoning Nuokang acquisition was registered and approved by the relevant authority in December 2005. The Shenyang Shouzheng and Penglai Nuokang acquisitions were registered and approved by the relevant authorities in August 2006. This series of transactions from September 2005 to August 2006 was accounted for as a legal reorganization of entities under common control in a manner similar to a pooling of interests and the three PRC operating subsidiaries acquired by Surplus International were reorganized as wholly foreign-owned enterprises, or WFOEs. China Nuokang Bio-Pharmaceutical Inc. acquired all of the equity interests of Surplus International from Ms. Zhu in August 2006 for a cash consideration equal to its then issued capital of Surplus International of HK$10,000. In October 2009, we invested $5.0 million in Venomics Hong Kong Limited, a company incorporated in Hong Kong, for its 93% equity interest.

In December 2009, we completed our initial public offering of 5,000,000 ADSs and listed our ADSs on the NASDAQ Global Market.

Prior to June 2011, due to restrictions placed by PRC rules and regulations on the ability of wholly-foreign owned enterprises to distribute pharmaceutical products manufactured by third parties, we conducted certain of our pharmaceutical distribution activities via Nuokang Distribution through a series of contractual arrangements with Nuokang Distribution and its former shareholder and our chairman and chief executive officer, Mr. Baizhong Xue. In June 2011, we terminated these contractual arrangements due to new developments in PRC rules and regulations which removed some of the aforementioned restrictions, and our wholly-owned subsidiary, Liaoning Nuokang, purchased all of the equity interests of Nuokang Distribution from Mr. Xue for RMB11.7 million ($1.9 million), which was repatriated to Penglai Nuokang, the primary beneficiary of Nuokang Distribution.

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

B. Business Overview

Overview

We are a fully integrated, China-based biopharmaceutical company focused on the research, development, manufacture, marketing and sales of hospital-based medical products. We currently sell a portfolio of sixteen products, including three principal products: (i) Baquting , our flagship bleeding control product, (ii) Kaitong , our lipid emulsion alprostadil product for the treatment of peripheral vascular diseases, cardiocerebral microcirculation disorders and post-surgery thrombosis, and (iii) alpha lipoic acid capsules, or ALA, an antioxidant product that addresses diabetic neuropathy. We plan to launch dipyridamole aspirin sustained release capsules in the third quarter of 2012. Our product pipeline includes two product candidates under development to address growing market and medical needs for bleeding control and hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention.

Developed in-house and launched in 2001, Baquting is China’s leading hemocoagulase and is prescribed to hospital patients for the treatment and prevention of bleeding. A hemocoagulase is an enzyme obtained from the venom of the snake species Bothrops atrox that can be used as a plasma clotting agent for wound and tissue repair. Baquting commanded an approximately 36.9% market share by volume in 2011, according to an independent study conducted by the China Pharmaceutical Association, a national organization of pharmacists and pharmaceutical scientists in China. Through March 31, 2012, we had sold an aggregate of approximately 75 million units of Baquting to our end-customer base of approximately 4,000 hospitals across China. Sales of Baquting accounted for 93.5%, 94.2% and 94.7% of our total net revenue in 2009, 2010 and 2011, respectively. Baquting’s brand is well-recognized by the medical community in China, where traditional medicine and culture emphasize the importance of blood and limiting its loss and where there are higher clinical risks related to blood transfusions than in some Western countries. Our patent in China for Baquting with enhanced quality will expire in 2025.

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

In June 2010, we entered into an exclusive distribution agreement with a Swiss company, HCB Lubricants GmbH, to register, market and distribute Dianatal ® Obstetric Gel exclusively in Mainland China, Taiwan, Hong Kong and Macao. We have started marketing Dianatal ® Obstetric Gel in Hong Kong. We submitted our application for the SFDA approval in March 2011. We expect to launch this product in early 2013 when we receive the SFDA approval.

In December 2011, we entered into an agreement to acquire the manufacturing license and marketing rights for ALA from Shandong Qidu Pharmaceutical Co., Ltd., or Qidu Pharma, for RMB16 million ($2.5 million) in cash. Upon the completion of the transfer of the manufacturing license from Qidu Pharma, we will be one of the two pharmaceutical companies in China licensed to manufacture ALA. ALA will be in its new drug monitoring period through October 2014, during which there will be no additional market entrants due to current PRC regulations.

We expect to begin manufacturing ALA in our production facilities in Penglai, Shandong province, in 2014 upon the expected completion of the transfer of the ALA manufacturing license. Until that time, Qidu Pharma has agreed to fulfill our full production needs for ALA on a contractual basis at a pre-determined, fixed price. We have started to actively participate in provincial tendering processes for ALA and expect to begin recognizing revenues from it in the second half of 2012.

Our product pipeline consists of two product candidates at different stages of development:

•	hemocoagulase derived from the venom of the snake species Agkistrodon acutus for bleeding control; and

•	lanthanum polystyrene sulfonate for the treatment of hyperphosphatemia, or high levels of blood phosphate typically found in chronic renal failure patients undergoing dialysis.

Substantially all of our sales are made to pharmaceutical distributors, which in turn sell our products primarily to hospitals and other healthcare institutions in China. Our end-customer base has expanded from approximately 100 hospitals in 2001 to over 4,200 hospitals in all 31 provinces and municipalities in China as of March 31, 2012. Our end customer base includes approximately 80% of the Class 3A hospitals, considered the best and largest under the China Ministry of Health hospital classification system, in major Chinese cities. Prior to 2011, our sales force consisted of direct sales offices and third-party marketing agents. In 2011, we converted a number of our direct sales offices to independent contract sales partners who provide marketing and promotional services to us on a contractual basis. As of March 31, 2012, our sales force consisted of six direct sales offices with 140 sales personnel, complemented by sixteen third-party marketing agents with over 200 sales personnel and nine contract sales partners with over 210 sales personnel. We believe the reputation of our Nuokang brand name and our well-known branded pharmaceutical, Baquting, enable our sales and marketing team to effectively promote our principal products and help to stimulate the sales of our other pharmaceuticals. We employ a physician-targeted marketing model that is focused on promoting our products by providing physicians and hospitals with information on the benefits of our products and the clinical differences between our products. Our sales and marketing activities receive strong academic support from a specialist network comprising over 200 national and provincial key opinion leaders and physicians in various clinical areas, and over 200 peer-reviewed academic articles have been published in recognized academic magazines or periodicals regarding the use of our principal products. As of March 31, 2012, our distribution network included approximately 230 distributors.

We have built our market reputation through our strict adherence to high product safety standards and our quality control and monitoring system that spans the entire production and sales process, including inspection of raw and auxiliary materials, manufacturing, delivery of finished products, clinical testing at hospitals and ethical sales practices. Our 11,000-square-meter manufacturing facility in Penglai, Shandong Province, China commenced operations in 2002. At this facility, we maintain six GMP-certified formulation production lines, including injectables, freeze-dried powders, aerosols, tablets, hard capsules and granules, and five GMP-certified active pharmaceutical ingredient production lines. In February 2008, we completed the construction of a 24,000-square-meter integrated facility in Shenyang, Liaoning Province, China. The Shenyang facility was designed to have the capacity for three additional production lines, including two formulation production lines for injectables and one active pharmaceutical ingredient, or API, production line, a new research and development center and a warehouse. Both research and development center and warehouse are operational. We have obtained the rights to the drug production permits for these three production lines and passed the GMP certification on-site inspection for the API, while their GMP certifications are currently pending. In July 2010, we obtained the land use right of a parcel of land in Penglai, where we plan to build another production facility. We commenced the construction of the new facility in 2011, and we expect the facility to receive GMP certification by the end of 2013 and become operational in 2014.

Our net revenue was RMB282.9 million, RMB315.8 million and RMB288.3 million ($45.8 million) in 2009, 2010 and 2011, respectively. Our net income was RMB65.1 million in 2009, RMB46.1 million in 2010 and our net loss was RMB14.0 million ($2.2 million) in 2011.

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

Our Hematological Products and Product Candidates

Baquting

Baquting is our flagship hemocoagulase product. Baquting contains the proteolytic enzyme batroxobin, which is derived from the venom of the pit viper Bothrops atrox. Batroxobin’s main function is to cleave and activate a protein called fibrinogen, and is similar in structure and function to thrombin, an endogenous human enzyme that plays a key role in the blood coagulation pathway. Baquting also contains trace amounts of a blood clotting activating factor FXA, a metalloprotease that promotes the conversion of factor X to factor Xa, which is another essential step in the coagulation pathway. We receive the venom from our South American supplier in the form of a freeze-dried powder that contains a cocktail of over twenty different active proteins and peptides, which we then purify to extract batroxobin and FXA. Batroxobin and FXA promote the blood coagulation process, and a drug containing both is more effective than either agent acting alone to reduce and stop bleeding.

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

Baquting is clinically proven to reduce and stop bleeding in various medical settings, including, but not limited to, bleeding control and bleeding disorders. It is widely used in China during surgeries, internal medicine, gynecology and obstetrics, ophthalmology, otorhinolaryngology and stomatology. In surgery, it is also often administered as a pre-operative prophylactic to prevent or reduce bleeding during or after an operation.

In 2009, 2010 and 2011, we sold 13.1 million, 14.8 million and 15.2 million units of Baquting, respectively. According to the China Pharmaceutical Association, Baquting was the leading hemocoagulase in China with an approximately a 33.5% market share in 2010 and a 36.9% market share in 2011 based on volume.

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

We co-developed the Agkistrodon acutus hemocoagulase with the Chinese Science Academy Kunming Animal Research Institute. We completed a randomized and open-label Phase I clinical trial to test the safety of this new product in 78 healthy males. Twenty-eight subjects were administered a single-dose of Agkistrodon acutus hemocoagulase, twenty subjects were administered multiple doses and thirty subjects were involved in pharmacokinetic trials. The primary endpoints were the sustainability and safety and the rate of absorption, distribution, metabolism and excretion of this new product. These results, combined with the data from our preclinical studies, have demonstrated that this hemocoagulase was well tolerated and highlight its potential as a next generation hemocoagulase. We hold two PRC patents relating to the process technology for Agkistrodon acutus hemocoagulase that will expire in 2021. We have received SFDA approval for Phase II and Phase III clinical trials, and completed Phase IIa clinical trials in 2011. We will commence Phase IIb clinical trials in the second half of 2012. We intend to leverage our current sales and marketing network for Baquting in promoting this new product if approved.

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

Our Cardiovascular Products and Product Candidates

Kaitong

Kaitong is an intravenous injectable lipid emulsion of alprostadil for treatment of peripheral vascular diseases, cardiocerebral microcirculation disorders and post-surgery thrombosis. Alprostadil has been shown to dilate blood vessels, inhibit platelet aggregation, increase pulmonary blood flow, promote vasodilation and stimulate intestinal and uterine smooth muscle contraction. Kaitong’s lipid emulsion provides it with a series of advantageous characteristics, such as specificity for the narrow segments of blood vessels, lower effective dosage and decreased side effects. It has been approved in China for (i) limb ulceration caused by chronic artery occlusion such as thromboangiitis obliterans and arteriosclerosis obliterans, (ii) pain caused by microcirculation disorders, and other cardiocerebral microcirculation disorders, (iii) use as an anti-thrombotic agent after organ transplants, and (iv) ductal-dependent congenital heart disease in newborns, to prevent premature closure of the ductus arteriosus until surgical correction is possible.

In December 2008, we entered into an exclusive distribution agreement with Jilin Yuhua, amended in June and December 2009, April 2010 and January 2011, under which we have the rights to exclusively market and distribute Kaitong in China, Taiwan, Hong Kong and Macao. Under this distribution agreement, Jilin Yuhua will sell Kaitong to us at a fixed wholesale price below the price at which we will sell Kaitong to our distributor customers. This fixed wholesale price was lowered in January 2011 as part of our agreement with Jilin Yuhua in exchange for prepayments made by us. We do not pay Jilin Yuhua any royalties for Kaitong and instead paid a RMB16 million upfront fee to Jilin Yuhua which was fully paid by August 31, 2009. This agreement became effective on January 1, 2011 and we have a priority right to renew this agreement upon the expiration of this agreement on December 31, 2020. Jilin Yuhua received the production permit for Kaitong in December 2010 and commenced its production in January 2011. We commenced the sale of Kaitong in the first quarter of 2011.

Alpha Lipoic Acid Capsule

In December 2011, we entered into an agreement to acquire the manufacturing license and marketing rights for ALA from Qidu Pharma for RMB16 million ($2.5 million) in cash. Upon the completion of the transfer of the manufacturing license from Qidu Pharma, we will be one of the two pharmaceutical companies in China licensed to manufacture ALA. ALA will be in its new drug monitoring period through October 2014, during which there will be no additional market entrants due to current PRC regulations.

We expect to begin manufacturing ALA in our production facilities in Penglai, Shandong province, in 2014 upon the expected completion of the transfer of the ALA manufacturing license. Until that time, Qidu Pharma has agreed to fulfill our full production needs for ALA on a contractual basis at a pre-determined, fixed price. We have started to actively participate in provincial tendering processes for ALA and expect to begin recognizing revenues from it in the second half of 2012.

We believe that the evolving lifestyles and food consumption habits of the PRC population and the more than 90 million diabetic patients in China serves as a growing market for diabetes-related medical products in China. ALA has been clinically proven to be able to lower or maintain blood glucose levels and help manage diabetic peripheral neuropathy by killing free radicals. ALA has been used for years as a prescription drug to treat peripheral neuropathy in several European and South American countries, including Germany, Russia and Argentina. It has also been widely used as a nutraceutical product in the United States.

Adenosine

Aiduo and Aiwen are the first adenosine products manufactured in China. Aiduo and Aiwen consist of the same compound, but are administered at different dosages. Aiduo , our cardiovascular stress imaging agent, is administered at 30ml/90mg per dose, and Aiwen , our product used in the diagnosis and treatment of PSVT, is administered at 2ml/6mg per dose.

We entered into agreements to acquire the rights of manufacturing Aiduo and Aiwen from two third parties, Shenyang Guangda and Shenyang Wanjia, in 2004. The rights acquired from Shenyang Wanjia were transferred to us in 2004. Aiduo and Aiwen are currently manufactured by Shenyang Guangda, and we have been the exclusive distributor and marketer of Aiduo and Aiwen in China since 2005. In order to commence production of Aiduo and Aiwen at our Shenyang facility, we need approval from the SFDA for the transfer of the production permit for these drugs from Shenyang Guangda to us and GMP certification for our Shenyang facility. We submitted our application for the SFDA approval in July 2008. We were granted the production license and passed the on-site GMP inspection for production of adenosine in May 2011 and March 2012, respectively. We will commence production adenosine once we receive the GMP certificate from the SFDA. However, if the SFDA approval for the transfer of the Aiduo and Aiwen production permits and the GMP certification for the production of these products are delayed or not granted at all, we will only be able to continue serving as the distributor and marketer of Aiduo and Aiwen manufactured by Shenyang Guangda.

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

We submitted our bioequivalence clinical trial data to the SFDA in December 2007 and received an SFDA request in June 2009 for supplementary research data. In March 2010, the SFDA advised us that it has completed all technical reviews of our dipyridamole aspirin sustained release capsules and recommended minor label modifications. The SFDA completed the on-site inspection of our facilities and quality verification of this product in the third quarter of 2010, the final steps for it to issue a manufacturing license. We received the manufacturing license for dipyridamole aspirin sustained release capsules in December 2010 and the GMP certification in February 2011. We plan to launch this product in the third quarter of 2012.

Our Other Products

In addition to Baquting, Kaitong, ALA, Aiduo and Aiwen, we also manufacture and sell the following eleven medicines:

Medicine	Indication

Salbutamol Aerosol	Asthma and chronic obstructive pulmonary disease

Erythromycin Ethylsuccinate Tablets	Infections caused by gram-positive bacteria

Metformin Hydrochloride Tablets	Type 2 diabetes

Ribavirin Spray	Influenza

“Kanglai Baby” Pediatric Paracetamol, Artificial Cow-bezoar and Chlorphenamine Maleate Granules	Cold symptoms of children and infants, such as fever, headache and nasal congestion

Asarone for Injection	Asthma

Clemastine Fumarate Tablets	Allergic rhinitis and urticaria

Gavlacon Tablets	Pain and heartburn caused by acid reflex and chronic gastric disease

Lidocaine and Chlorhexine Acetate Aerosol	Cuts, abrasions, soft tissue injuries, mosquito or insect bites, miliaria, pruritus, burns and sunburns

Dipyridamole Aspirin Sustained Release Capsules	Secondary strokes

Cilostazol Tablets	Strokes caused by blood clots or blood ischemia

Three of these products, salbutamol aerosol, erythromycin ethylsuccinate tablets and metformin hydrochloride tablets, have been included in the PRC National Essential Drugs List published in November 2009. Baquting, Kaitong and six of these products, including salbutamol aerosol, erythromycin ethylsuccinate tablets, metformin hydrochloride tablets, ribavirin spray and asarone for injection, are subject to price controls imposed by the NDRC and provincial price control authorities.

International Collaboration

In August 2010, we entered into a framework agreement to exclusively market an imported cardiovascular product in China. This product is currently undergoing clinical trials and we expect to launch this product in early 2013 after it receives the import license from the SFDA.

In June 2010, we entered into an exclusive distribution agreement with a Swiss company, HCB Lubricant GmbH, to register, market and distribute Dianatal ® Obstetric Gel exclusively in Mainland China, Taiwan, Hong Kong and Macao. We have started marketing Dianatal ® Obstetric Gel in Hong Kong. We submitted our application for the SFDA approval in March 2011. We expect to launch this product in early 2013 when we receive the SFDA approval.

In July 2009, we entered into a joint venture with QrxPharma Limited, a publicly listed biopharmaceutical company in Australia. QrxPharma has spun off its snake venom-related products to a new subsidiary, Venomics Pty Ltd., or VPL. We have invested $500,000 for a 10% interest in VPL through our subsidiary, Surplus International. VPL in turn formed a joint venture company, Venomics Hong Kong Limited, or VHK, in Hong Kong with our subsidiary, Nuokang Distribution, to develop and commercialize QrxPharma’s two bleeding control product candidates in China. Under the terms of the VHK share subscription agreement, we invested $5.0 million in October 2009 for a 93% interest in VHK. In exchange for a 7% interest, VPL granted VHK a royalty-free exclusive license to commercialize in China Textilinin, an antifibrinolytic agent, and Haempatch, a potent pro-coagulant. VHK currently performs research and development activities.

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

Sales and Marketing

We maintain our sales and marketing force in all of the 31 provinces and municipalities in China. Prior to 2011, our sales force consisted of direct sales offices and third-party marketing agents. In 2011, we converted a number of our direct sales offices to independent contract sales partners who provide marketing and promotional services to us on a contractual basis. As of March 31, 2012, our sales force included six direct sales offices with 140 sales personnel, complemented by 16 marketing agents with over 200 sales personnel and nine contract sales partners with over 210 sales personnel. We entered into contracts with these contract sales partners, who undertake to market our Baquting and other products according to marketing plans and in geographical areas designated by us within a one-year period. We compensate these contract sales partners with selling and marketing expenses. Our marketing agents are instead compensated for their marketing and promotional activities by distributors.

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

We have established strong relationships with physicians, hospital administrators and leading experts in the hematological and cardiovascular fields. We maintain a specialist network of above 200 national key opinion leaders and physicians associated with national academic institutions or organizations such as the China Medical Association, China Physician Association and China Pharmaceutical Association, and provincial-level expert physicians and pharmacists in the surgery, anesthesiology, urology, neurosurgery and gastroenterology fields. Over 200 peer-reviewed academic articles have been published by recognized academic magazines or periodicals regarding the usage of our principal products. We believe our relationships with these physicians, hospital administrators and experts raise our profile, enhances awareness of our products among patients and in the medical community, provide us with valuable clinical data to improve our products and keep us abreast of industry trends and developments, all of which in turn helps us market and sell our products.

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

Distribution and Customers

Substantially all of our sales are made to pharmaceutical distributors, which in turn sell our products primarily to hospitals and other healthcare institutions in China. Currently our distribution network includes approximately 230 distributors. Our hospital coverage in China has increased from 100 hospitals in 2001 to over 4,200 hospitals as of March 31, 2012, including 80% of the Class 3A hospitals in major cities.

The table below sets forth the aggregate sales to our top five distributors, expressed in RMB and as a percentage of our total sales, for the period indicated.

	Year Ended December 31, 2011
	Sales revenue	Sales revenue
	(RMB in thousands)	(% of total sales)
China National Medicines Corporation Ltd.	57,050	19.8
Beijing Shangyao Aixin Weiye Medicine Co., Ltd.	32,431	11.3
Liaoning Pacific Medicine Co., Ltd.	15,856	5.5
Zhongjian Zhikang Supply Chain Services Co., Ltd.	11,077	3.8
Hebei Dongming Medicines Co., Ltd.	8,792	3.1
Total	125,206	43.5

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

Intellectual Property

We rely primarily on a combination of patent, trademark and trade secret protections, as well as employee and third-party confidentiality agreements to protect our intellectual property rights. As of March 31, 2012, we had twelve invention patents and one design patent registered in the PRC, and had twenty pending patent applications in the PRC and three internationally, including Japan, Europe and Canada. In China, patents relating to pharmaceutical inventions are effective for 20 years from the initial filing date of the patent application. Our design patent relates to the packaging box design of Baquting and will expire in July 2016. We own one registered patent in the U.S. and one in Australia.

The following chart lists the invention patents that we own, the product or product candidate the patents relate to and their respective expiration dates as of March 31, 2012:

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

In addition, we own 48 registered trademarks in China (including Hong Kong, Macao and Taiwan), such as (Baquting), (Aiduo) (Aiwen) and (Shunxin) in connection with our marketed products with expiration dates ranging from 2012 to 2021. We also own four international trademarks registered under the jurisdiction of Japan, the European Union, Australia and Spain.

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

Manufacturing

Our Penglai-based manufacturing operations consist of bulk manufacturing, formulation, fill and finish activities that produce products and product candidates for both clinical and commercial purposes. All of the eleven production lines at our 11,000-square-meter Penglai facility are certified in accordance with current GMP, and we hold a valid GMP certificate. Five of these eleven production lines are active pharmaceutical ingredient production lines while the other six are finished product/formulation production lines. We expanded the production capacity of our freeze-dried powder production line at our Penglai facility in by installing additional equipment and ancillary facilities. The expanded production line was GMP-certified in November 2009. As part of our overall strategy to increase our manufacturing capacity, in February 2008, we completed the construction of a 24,000-square-meter integrated facility in Shenyang, China with three additional production lines, including two formulation production lines for injectables and one active pharmaceutical ingredient production line, a new research and development center and a warehouse. Both research and development center and warehouse are operational. We obtained the drug production permit and passed on-site GMP inspection for production of adenosine in May 2011 and March 2012, respectively. We will commence production adenosine once we receive the GMP certificate from the SFDA. In July 2010, we obtained the land use right of a parcel of land in Penglai, where we plan to build another production facility. We commenced the construction of this new facility in 2011, and we expect the facility to receive GMP certification by the end of 2013 and become operational in 2014.

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

Quality Control and Assurance

We have our own independent quality control system and devote significant attention to quality control for the designing, manufacturing and testing of our products. We have established a strict quality control system in accordance with SFDA regulations. Our laboratories fully comply with the Chinese GMP guidelines and are staffed with highly educated and skilled technicians to ensure the quality of all batches of product released. We monitor in real time our operations throughout the entire production process, from inspection of raw and auxiliary materials, manufacture, delivery of finished products, clinical testing at hospitals, to ethical sales tactics. Our quality assurance team is also responsible for ensuring that we are in compliance with all applicable regulations, standards and internal policies. Our senior management team is actively involved in setting quality policies and managing internal and external quality performance.

Raw Materials

Raw materials for the manufacturing of Baquting primarily comprise the venom of Bothrops atrox snakes. We implemented manufacturing technology upgrades for Baquting in August 2006. The technology upgrades enabled us to purify and extract batroxobin from the venom of Bothrops atrox snakes in-house and purchase the venom from suppliers in Brazil and Peru instead of purchasing the partially purified venom from third-party suppliers in China, which significantly lowered our costs of raw materials. We currently purchase a majority of our Bothrops atrox venom requirements from Centro De Extracão De Toxinas Animais, or Centro, a producer located in Brazil. We have entered into a supply agreement with Centro with basic supply terms such as volumes and prices, shipment schedules, quality guarantees and defaults and claims. Unit prices are fixed, subject to annual adjustments caused by currency rate fluctuations, changes in production costs, environmental law changes and changes in government taxes and availability of the product. We are required to purchase $119,000, $204,000 and $85,000 worth of Bothrops atrox venom from Centro in 2012, 2013 and 2014.

Failure by either party to meet the minimum quantity required under our agreement with Centro would result in a penalty of 50% of the total shortfall, calculated from an average unit price based off our previous invoices. We have agreed to make full payments in advance under the contract. In August 2011, we extended the term of this agreement to August 1, 2014, subject to renewal upon further negotiation. This fixed venom supply arrangement guarantees the consistent quality of venom we use. Our unique extraction and purification technology and large-scale production allow us to extract batroxobin of reliable quality from the venom. We have also entered into a two year agreement to purchase a portion of our Bothrops atrox venom from Amazon’s Life S.A.C., a supplier based in Peru.

Other raw materials that we use in production such as vessels, bottles, caps and other packing materials are readily available in China at reasonable costs.

Certificates and Permits

Our Penglai facility received its pharmaceutical manufacturing permit from the local SFDA in June 2002, which was renewed in January 2011 and will expire in December 2015.

Our Shenyang facility passed the on-site GMP inspection for production of adenosine and its formal GMP certification by the SFDA is currently pending. The two formulation production lines for injectables in our Shenyang facility are still pending drug production permit from the SFDA.

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

The GMP certificate in relation to Aiduo and Aiwen was issued by the SFDA to a third party in 2003, which was renewed in January 2011 and will expire in December 2015. We are in the process of obtaining GMP certification for our own Aiduo, Aiwen and adenosine production facility.

The GMP certificate in relation to dipyridamole aspirin sustained release capsules was issued by the SFDA to us in February 2011 and will expire in February 2016.

We expect to renew these permits and certifications upon their expiration.

Competition

The market for hematological and cardiovascular products is competitive and rapidly evolving on a global basis. Increased competition has resulted in industry-wide price reductions or reduced margins. In particular, we face competition from domestic and foreign pharmaceutical companies in each of our potential product areas. Certain of these companies have substantially greater capital resources, research and development personnel, facilities and experience at conducting clinical trials and obtaining regulatory approvals, and greater experience and expertise in developing and commercializing products. In China, our flagship product Baquting competes primarily with, Aohong Pharma’s Bangting, Lee’s Pharm’s Sulejuan and Beijing Kangchen Pharmaceutical’s Suling.Kaitong primarily competes with Beijing Tide Pharma’s Kaishi, Hayao Bio’s Manxintuo, Sihuan Pharma’s Beichang, Hainan Bikai Pharma’s Bikaiqing, Xi’an Libang Pharma’s Libang, and YaoPharma’s Youdier. Our ALA competes with Jiangsu Tohope Pharma’s alpha lipoic acid product.

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

Healthcare System Reform

The PRC government recently promulgated several healthcare reform policies and regulations to reform the healthcare system. On March 17, 2009, the Central Committee of the PRC Communist Party and the State Council jointly issued the Guidelines on Strengthening the Reform of Healthcare System. On March 18, 2009, the State Council issued the Implementation Plan for the Recent Priorities of the Healthcare System Reform (2009-2011). On July 22, 2009, the General Office of the State Council issued the Five Main Tasks of Healthcare System Reform in 2009. On February 13, 2011, the General Office of the State Council issued the Five Main Tasks of Healthcare System Reform. On February 14, 2012, the General Office of the State Council issued the Main Tasks of Strengthening the Healthcare System Reform.

Highlights of these healthcare reform policies and regulations include the following:

•

The overall objective of the reform is to establish a basic healthcare system to cover both urban and rural residents and provide the Chinese people with safe, effective, convenient and affordable healthcare services. The PRC government aims to extend basic medical insurance coverage to at least 95% of the country’s population by 2012 and increase the amount of subsidies on basic medical insurance for urban residents and rural cooperative medical insurance to RMB240 per person per year by 2012. By 2020, a basic healthcare system covering both urban and rural residents should be established.

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

•

The main tasks of the reform in 2012 are as follows: (1) to accelerate the formation of a medical insurance system that covers the whole population, (2) to improve the national essential drug system and the new operational mechanism of the community-level medical and health care institutions, (3) to promote the reform of public hospitals, and (4) to promote the reform of the relevant supporting systems, such as the public healthcare services and the distribution of drugs.

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

The Guidelines on Good Manufacturing Practices, as amended in 1998, or the Guidelines, took effect on August 1, 1999 and set the basic standards for the manufacture of pharmaceuticals. These Guidelines cover issues such as the production facilities, the qualification of the personnel at the management level, production plant and facilities, documentation, material packaging and labeling, inspection, production management, sales and return of products and customers’ complaints. On October 23, 2003, the SFDA issued the Notice on the Overall Implementation and Supervision of Accreditation of Good Manufacturing Practice Certificates for Pharmaceuticals, which required all pharmaceutical manufacturers to apply for the GMP certificates by June 30, 2004. Those enterprises that failed to obtain the GMP certificates by December 31, 2004 would have their Pharmaceutical Manufacturing Permit revoked by the drug administrative authorities at the provincial level. On October 24, 2007, the SFDA issued revised Guidelines on Good Manufacturing Practices which became effective on January 1, 2008. On January 17, 2011, the MOH issued a revised Guidelines on Good Manufacturing Practices which became effective on March 1, 2011. The GMP certificate is valid for a term of five years and application for renewal must be submitted six months prior to its expiration date.

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

Under SAFE Circular No. 75, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business, financial condition and results of operations.”

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

Our PRC counsel, Tian Yuan Law Firm, has advised us that, based on its understanding of the current PRC laws, regulations and rules, it was not necessary for us to obtain the CSRC’s approval for our initial public offering because we obtained approvals from local branches of MOFCOM for the acquisition of Liaoning Nuokang, Shenyang Shouzheng and Penglai Nuokang, three of our wholly-owned subsidiaries in the PRC, before September 8, 2006, the effective date of the new regulation.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If the approval of the China Securities Regulatory Commission was required in connection with our initial public offering in December 2009, we could be subject to sanctions, fines and other penalties. The regulation also establishes more complex procedures for acquisitions by foreign investors, which could make it more difficult to pursue growth through acquisitions.”

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report.

China Nuokang Bio-Pharmaceutical Inc.
(Cayman Islands)
100%
Surplus International Investments Limited
(Hong Kong)
Venomics Hong Kong Limited
(Hong Kong)
Outside China
Inside China
100%
100%
100%
93%
Liaoning Nuokang Bio-Pharmaceutical Co., Ltd.
(WFOE)
Shenyang Shouzheng Bio-Technology Co., Ltd.
(WFOE)
Penglai Nuokang Pharmaceutical Co., Ltd.
(WFOE)
100%
Liaoning Nuokang Medicines Co., Ltd.
(WFOE)

D. Property, Plant and Equipment

Our manufacturing facilities of 11,000 square meters are located in Penglai, Shandong Province, China. Our facilities in Penglai consist of office, research and development and manufacturing facilities. We lease the land and buildings on which our Penglai manufacturing facilities are located from a third party, Shandong Penglai Pharmaceutical Plant. Our current lease agreement expires December 31, 2014, and in November 2011, we entered into an agreement with Shandong Penglai Pharmaceutical Plant to lease this land and building from 2015 to 2021. In February 2008, we completed the construction of a 24,000-square-meter integrated facility in Shenyang, Liaoning Province, China with three additional production lines, a new research and development center and a warehouse. Both research and development center and warehouse are operational. We have obtained the drug production permits for these three production lines while their GMP certification is currently pending. In July 2010, we obtained the land use right of a parcel of land in Penglai, where we plan to build another production facility. We commenced the construction of the new facility in 2011, and we expect the facility to received GMP certification by the end of 2013 and become operational in 2014. We believe that our existing facilities, as well as the planned facility, are adequate for our current and foreseeable production requirements of our principal products.

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

A. Operating Results

Overview

We are a fully integrated, China-based biopharmaceutical company focused on the research, development, manufacture, marketing and sales of hospital-based products. We currently sell a portfolio of 16 products, including our three principal products of Baquting , Kaitong and ALA. Our product pipeline includes two product candidates under development that seek to better address the growing market and medical needs for bleeding control and hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention.

We generate our revenues primarily from the sale of our flagship product Baquting, China’s leading hemocoagulase prescribed for treating or preventing bleeding in the hospital, and beginning in the first quarter of 2011, Kaitong, a lipid emulsion alprostadil product treating peripheral vascular diseases, cardiocerebral microcirculation disorders and post-surgery thrombosis. In 2009, 2010 and 2011, Baquting accounted for 93.5%, 94.2% and 94.7% of our total net revenue, respectively, while our other marketed products collectively accounted for 6.5%, 5.8% and 5.3% of our total net revenue in the same periods. In January 2012, we acquired the manufacturing license and marketing rights for ALA from Qidu Pharma. We have begun to actively participate in the provincial tendering process for ALA and expect to begin recognizing revenues from this product in the second half of 2012.

We have grown significantly since our inception in 1997. We have established an integrated research and development, production, and sales and marketing infrastructure. Our end-customer base expanded from approximately 100 hospitals in 22 provinces in 2001 to over 4,200 hospitals in all 31 provinces in China as of March 31, 2012, including approximately 80% of the Class 3A hospitals in major Chinese cities. As of March 31, 2012, our sales force included six direct sales offices with 140 sales personnel, complemented by 16 third-party marketing agents with over 200 sales personnel. Our sales force also included nine contract sales partners with over 210 sales personnel, which were converted from our direct sales offices as a result of our ongoing sales force restructuring process beginning in January 2011. Substantially all of our sales are made to pharmaceutical distributors, which in turn sell our products primarily to hospitals and other healthcare institutions in China. We sold 13.1 million, 14.8 million and 15.2 million units of Baquting in 2009, 2010 and 2011. Our pharmaceutical products are distributed through Penglai Nuokang and Nuokang Distribution.

Our net revenue was RMB282.9 million, RMB315.8 million and RMB288.3 million ($45.8 million) in 2009, 2010 and 2011, respectively. Our net income was RMB65.1 million in 2009, RMB46.1 million in 2010 and our net loss was RMB14.0 million ($2.2 million) in 2011.

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

Sales of Baquting accounted for substantially all of our net revenue in 2009, 2010 and 2011. The following table sets forth our net revenue by product, both in absolute amounts and as percentages of total net revenue, for the periods indicated.

	Year Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	$	%
	(in thousands, except percentages)
Baquting	264,533	93.5	297,402	94.2	272,940	43,365	94.7
Others marketed products	18,378	6.5	18,387	5.8	15,329	2,436	5.3

Total	282,911	100.0	315,789	100.0	288,269	45,801	100.0

Substantially all of our sales are made to pharmaceutical distributors, which in turn sell our products primarily to hospitals and other healthcare institutions in China. We typically enter into a distribution agreement with each distributor for a one-year term that is generally renewed. As is typical in China, our distributors do not sell our products on an exclusive basis. In each of 2009 and 2010, Liaoning Pacific Medicine Co., Ltd., or Liaoning Pacific, contributed 10% or more of our total net revenue. Sales to Liaoning Pacific accounted for 5.5% of our total net revenue in the year ended December 31, 2011. Two customers, namely China National Medicines Corporation Ltd. and Beijing Shangyao Aixin Weiye Medicine Co., Ltd., each accounted for more than 10% of total net revenue in the year ended December 31, 2011. Our top five distributors in the aggregate accounted for 42.1%, 51.0% and 43.5% of our net revenue in 2009, 2010 and 2011, respectively. We expect that a relatively small number of our distributors will continue to account for a major portion of our net revenue in the near future.

Our marketing efforts are delineated into geographical regions, each covered exclusively by either our direct sales offices, third-party marketing agents or beginning in January 2011, contract sales partners. In 2009, 2010 and 2011, net revenue from Baquting sales made through our direct sales offices accounted for 67.7%, 65.3% and 54.5%, respectively, of our total Baquting sales revenue, and net revenue from Baquting sales made through third-party marketing agents accounted for the balance of 32.3%, 34.7% and 45.5%, respectively.

Factors Impacting Our Revenues

Sales Volume

The primary factor impacting our revenues is the sales volume of our principal products, which is driven in part by market demand for our products. Market demand in turn depends on the perception and acceptance of our products by physicians and patients. We sold 13.1 million, 14.8 million and 15.2 million units of Baquting in 2009, 2010 and 2011, respectively. We believe market demand for Baquting has been increasing over the years due to higher healthcare quality requirements, increasing healthcare spending of patients, increasing attention to risks associated with transfusion and blood supply shortage, and the inclusion of hemocoagulase in the national medical insurance catalog.

Our marketed products and product candidates target attractive commercial opportunities in the Chinese hospital market, focusing on the hematological market and cardiovascular markets. We believe there are growth opportunities in these markets. Factors driving the growth of our product revenue include increasing healthcare spending, including among rural households with greater healthcare awareness, expanded health insurance coverage, government support of the pharmaceutical industry, higher incidence of lifestyle diseases, an aging population, and a higher prevalence of blood disorders among people over 35 years of age.

Product Mix

In 2009, 2010 and 2011, approximately 93.5%, 94.2% and 94.7% of the total net revenue was generated by sales of Baquting, respectively. Our other marketed products accounted for approximately 4.5%, 5.8% and 5.3% of our total net revenue in 2009, 2010 and 2011, respectively. Baquting is available in three differently-priced dosages, 0.5 unit/vial, 1 unit/vial and 2 units/vial. We launched the 1 unit/vial dosage in 2001 and the 0.5 unit/vial and 2 units/vial dosages in 2006. The three distinct dosages offer physicians the flexibility in prescribing the drug to suit different patient profiles or medical situations, which we believe provides us an advantage in the tender process. On a per-unit basis, the selling price of the 0.5 unit/vial dosage tends to be slightly higher than that of the 1 unit/vial dosage, and the selling price of the 2 units/vial tends to be lower than that of the 1 unit/vial dosage. From 2009 to 2011, sales of the 0.5 unit/vial and 2 units/vial dosages increased both in absolute amounts and as percentages of total Baquting sales.

The following table sets forth our Baquting sales revenue by dosage, both in absolute amounts and as percentages of our total Baquting sales revenue, for the periods indicated:

	Year Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	$	%
	(in thousands, except percentages)
0.5 unit/vial	17,184	6.5	20,948	7.0	21,490	3,414	7.9
1 unit/vial	219,863	83.1	250,717	84.3	205,364	32,629	75.2
2 units/vial	27,486	10.4	25,738	8.7	46,086	7,322	16.9

Total	264,533	100.0	297,402	100.0	272,940	43,365	100.0

We expect our product mix to diversify as we launch new products to market. We launched Kaitong in the first quarter of 2011 after Jilin Yuhua, the manufacturer of Kaitong, received the production permit from the SFDA in December 2010 and commenced production in January 2011. In December 2011, we entered into an agreement to acquire the manufacturing license and marketing rights for ALA from Qidu Pharma, and expect to begin recognizing revenues from ALA in the second half of 2012. We received the manufacturing license for dipyridamole aspirin sustained release capsules in December 2010 and the corresponding GMP certification in February 2011, and we plan to launch this product in the third quarter of 2012.

Market demand for bleeding control drugs has been increasing over the years due to higher healthcare quality requirements, increasing healthcare spending by patients and increasing attention to risks associated with transfusion and blood supply shortage. Due to their proven safety and efficacy, hemocoagulase products have been increasingly accepted and recognized by the Chinese medical community, have had broader clinical applications and have increased their market shares by replacing traditional bleeding control products. We believe physicians’ and patients’ knowledge and acceptance of our principal products will be further enhanced by our established physician-targeted marketing model, which focuses on detailing and promoting our products by providing physicians and hospitals with information on the benefits of our products and the clinical differences between our products.

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

Tender Process. The end-customers of our products, hospitals and healthcare institutions, purchase Baquting, Kaitong ALA, Aiduo and Aiwen through a government-sponsored tender process every one or two years, under which we and our competitors submit pricing and other product information to local and provincial pricing control bureaus and other related authorities. Factors considered in assessing bids include, among other things, the quality and price of the medicine and the service and reputation of the manufacturers. The collective tender process for pharmaceuticals with the same chemical composition generally will be conducted at least annually. We did not conduct sales and marketing activities for our other 11 products by ourselves and are not directly involved in the tender process for these products.

Patent. Patent-protected drugs are placed in a separate category from GMP drugs and we believe, as a result, patent-protected drugs typically enjoy higher success rates in the tender process and are generally priced at a higher level. We were granted a patent in China for our Baquting with enhanced quality, which enables us to be even more competitive in the tender processes. This patent will expire in 2025.

Cost of Revenue and Operating Expenses

The following table sets forth our cost of revenue and operating expenses, both in absolute amounts and as percentages of total net revenues for the periods indicated.

	Year Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	$	%
	(in thousands, except percentages)
Net revenue	282,911	100.0	315,789	100.0	288,269	45,801	100.0
Cost of revenue	35,625	12.6	37,304	11.8	38,458	6,110	13.3
Research and development costs	8,297	2.9	13,504	4.3	15,737	2,500	5.5
Selling, marketing and distribution expenses	110,513	39.1	145,549	46.1	144,228	22,916	50.0
General and administrative expenses	47,582	16.8	53,527	17.0	71,188	11,311	24.7

Total operating expenses	166,392	58.8	212,580	67.3	231,153	36,727	80.2

Cost of Revenue

Our cost of revenue includes costs of raw materials, packaging, labor costs and manufacturing overhead. Raw material costs include the cost of acquiring Bothrops atrox venom and other raw materials. Packaging costs primarily consists of costs of packaging materials for our products. Labor costs are primarily related to salaries and benefits for our personnel involved in the production of our products. Manufacturing overhead primarily comprises allocated utilities and depreciation of our production facilities.

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

We expect to incur higher research and development costs as we enhance our research and development efforts and capabilities. We have also received government grants for certain of our projects, which we record as reductions in our research and development costs after certain conditions or performance obligations attached to these grants have been satisfied. In 2009, 2010 and 2011, we received RMB1.6 million, RMB3.0 million and RMB0.2 million ($31,777) in government grants, respectively, which were required to be used in research and development activities.

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

Taxation

The Cayman Islands and Hong Kong

We are an exempt company incorporated in the Cayman Islands. Surplus International, our wholly-owned subsidiary incorporated in Hong Kong, is subject to Hong Kong corporate income tax of 16.5% on the estimated assessable profits arising in Hong Kong. We did not record any income tax expenses for Surplus International as it had no taxable income during the years ended December 31, 2009, 2010 and 2011. Dividend payments are not subject to withholding tax in the Cayman Islands. The new PRC enterprise income tax law effective on January 1, 2008 provides that an income tax rate of 5% will normally be applicable to dividends from domestic PRC companies to Hong Kong incorporated companies.

Enterprise Income Tax

Our four wholly-owned subsidiaries, Liaoning Nuokang, Shenyang Shouzheng, Penglai Nuokang and Nuokang Distribution, are incorporated in the PRC and therefore are subject to EIT on their taxable income as reported in their PRC statutory accounts adjusted in accordance with relevant PRC income tax laws. Prior to the effectiveness of the new EIT law on January 1, 2008, domestic companies were generally subject to the EIT at a statutory rate of 33%. Liaoning Nuokang, Shenyang Shouzheng and Penglai Nuokang satisfied certain condition and were granted preferential tax treatments under the tax law in effect before January 1, 2008.

The new EIT law imposes a uniform EIT rate of 25% on all domestic enterprises and foreign invested enterprises unless they qualify under certain exceptions.

Liaoning Nuokang and Shenyang Shouzheng were recognized by the relevant PRC authorities in December 2002 and December 2004, respectively, as “high and new technology enterprises” located in the Shenyang Economic and Technology Development Zone in Liaoning Province of the PRC and were entitled to a preferential EIT rate of 15%. Furthermore, Liaoning Nuokang and Shenyang Shouzheng were also recognized as “Foreign Investment Manufacturing Enterprises” in December 2005 and October 2006 and were entitled to full exemption of EIT for the first two years and a 50% reduction in EIT for the following three years, commencing from January 2006 and January 2007, respectively.

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

Under the new EIT law and the rules related to implementation of the new EIT law, enterprises that are “high and new technology enterprises” strongly supported by the state are entitled to a reduced EIT rate of 15%. Enterprises may choose to benefit from the two-year tax exemption and three-year tax reduction of 50% tax holidays or the reduced EIT rate of 15% during the transition period before the expiration of the tax holidays. In 2008, relevant PRC authorities recognized Liaoning Nuokang and Penglai Nuokang as “high and new technology enterprises.” This status was renewed for the three years ending December 31, 2013. Shenyang Shouzheng received its “high and new technology enterprise” qualification commencing 2010, and we will apply for an extension of this qualification when it expires in December 31, 2012. Liaoning Nuokang, Penglai Nuokang and Shenyang Shouzheng have chosen to benefit from the tax holidays during the transition period. However, after the expiration of the tax holidays, Liaoning Nuokang, Penglai Nuokang and Shenyang Shouzheng may not continue to be qualified as “high and new technology enterprises.” See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our business benefits from certain government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results by significantly increasing our tax expenses.”

The tables below set forth the applicable income tax rates of our subsidiaries for the periods indicated.

Subsidiary	2007	2008	2009	2010	2011

Liaoning Nuokang	0%	12.5%	12.5%	12.5%	15.0%

Shenyang Shouzheng	0%	0%	12.5%	12.5%	12.5%

Penglai Nuokang	0%	12.5%	12.5%	12.5%	15.0%

Nuokang Distribution	33%	25.0%	25.0%	25.0%	25.0%

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

Revenue Recognition

We record revenue when the criteria of FASB Accounting Standards Codification, or ASC, Topic 605, “Revenue Recognition” are met. We recognize revenue from the sale of pharmaceutical products when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the sales price is fixed or determinable; and (4) collectability is reasonably assured. More specifically, our sales arrangements are evidenced by individual sales agreements or purchase orders based on master sales agreements. The customer takes title and assumes the risks and rewards of ownership of the products upon delivery of the products, which generally occurs at destination point. The product sales price stated in the sales contract or purchase order is final and not subject to adjustment. There are no general rights of return on delivered products and no price protection is granted to customers.

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

Research and Development Costs

Research and development costs consist of personnel-related expenses for internal research and development activities or costs incurred for research and development activities performed by third party service providers. Research and development costs are expensed as incurred.

Allowance for Doubtful Accounts

Our accounts receivable balance on our balance sheet is affected by our allowance for doubtful accounts, which reflects our estimate of the expected amount of the receivables that we will not be able to collect. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Our allowance for doubtful accounts is based on our assessment of the collectability of specific customer accounts, the aging of accounts receivable, our history of bad debts, and the general condition of the industry. If a major customer’s credit worthiness deteriorates, or our customers’ actual defaults exceed our historical experience, our estimates could change and impact our reported results.

Allowance for doubtful accounts amounted to RMB393,860, RMB393,860 and RMB393,860 ($62,578) as of December 31, 2009, 2010 and 2011, respectively, representing 0.4%, 0.3% and 0.6% of our accounts receivable as of those dates. This allowance reflected a reduction in accounts receivable that was charged to the bad debt provision under operating expenses.

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

Impairment of Long-Lived Assets

We evaluate our long-lived assets or asset group for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, we evaluate the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets or asset group and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets or asset group, we would recognize an impairment loss based on the excess of the carrying amount of the assets or asset group over its fair value. We generally determine fair value by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. We did not recognize any impairment of long-lived assets for any of the periods presented.

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

Effective January 1, 2007, we adopted ASC Topic 740, or ASC 740, “Income Taxes.” ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. We have elected to classify interest and penalties related to an uncertain position, if and when required, as part of “interest expenses” and “other expenses”, respectively, in the consolidated statements of income. No such amounts have been incurred or accrued through December 31, 2011.

Share-based Compensation

In December 2007, we adopted a share option scheme, under which we made option grants on December 19, 2007 and October 11, 2008. In October 2008, we adopted another share option scheme. We cancelled all of our outstanding share options in December 2011.

We granted a total of 681,000 and 591,000 restricted share units our executive officers and certain directors in July 2010 and June 2011, respectively, under our 2008 share option scheme.

We accounted for share options or restricted share units granted to employees and non-employees under ASC Topic 718, “Compensation—Stock Compensation” and ASC Topic 505-50, “Equity-Based Payments to Non-Employees.”

We determine whether a share option should be classified and accounted for as a liability award or an equity award in accordance with ASC Topic 718. All grants of share options to employees classified as equity awards are recognized in the financial statements based on their grant date fair values. We have elected to recognize compensation expense using the straight-line method share options granted with service conditions that have a graded vesting schedule.

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

Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award. Cancellation of an award not accompanied by the concurrent grant of or an offer to grant a replacement award is accounted for as a repurchase for no consideration. Accordingly, there is no reversal of previously recognized compensation cost, and any previously measured but unrecognized cost is accelerated at the cancellation date.

Options granted to employees

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

We calculated the estimated fair value of the options on the date of our initial public offering using the binomial option pricing model with the following assumptions:

December 9, 2009
Suboptimal exercise factor	1.5
Risk-free interest rates	1.28%-2.67%
Expected volatility	63.10%-78.10%
Expected dividend yield	0%

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

Restricted Share Units

Pursuant to the restricted share grant agreement, one third of total restricted share units will become vested at each anniversary of the three years from the grant date, and all unvested restricted shares continue to vest even though employment or service is terminated due to retirement, voluntary resignation or layoff due to our strategic restructuring. As the service condition is not considered substantive, we fully recognized the entire compensation cost relating to the restricted share units on their respective grant dates.

We recorded compensation expenses of RMB2.7 million relating to 681,000 restricted share units granted on July 1, 2010 and RMB2.3 million ($0.4 million) relating to 591,000 restricted share units granted on June 1, 2011.

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

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	$
	(in thousands)
Consolidated statement of income data
Net revenue	282,911	315,789	288,269	45,801
Cost of revenue	(35,625)	(37,304)	(38,458)	(6,110)

Gross profit	247,286	278,485	249,811	39,691
Operating expenses
Research and development costs	(8,297)	(13,504)	(15,737)	(2,500)
Selling, marketing and distribution expenses	(110,513)	(145,549)	(144,228)	(22,916)
General and administrative expenses	(47,582)	(53,527)	(71,188)	(11,311)

Operating profit	80,894	65,905	18,658	2,964
Interest income	1,372	1,198	1,508	240
Interest expense	(3,327)	(7,147)	(3,096)	(492)
Foreign exchange gain (losses)	178	(5,825)	(5,142)	(817)
Other (losses) income, net	2,836	2,473	(13,400)	(2,129)

Income (loss) before income tax expense and non-controlling interest	81,953	56,604	(1,472)	(234)
Income tax benefit (expense)	(16,858)	(10,606)	(12,662)	(2,012)
Net income (loss)	65,095	45,998	(14,134)	(2,246)
Net loss attributable to non-controlling interest	—	(64)	(128)	(20)
Net income (loss) attributable to shareholders	65,095	46,062	(14,006)	(2,226)

The following table sets forth our results of operations as a percentage of total net revenue for the periods indicated.

	Year Ended December 31,
	2009	2010	2011
Net revenue	100.0	100.0	100.0
Cost of revenue	(12.6)	(11.8)	(13.3)
Gross profit	87.4	88.2	86.7
Operating expenses
Research and development costs	(2.9)	(4.3)	(5.5)
Selling, marketing and distribution expenses	(39.1)	(46.1)	(50.0)
General and administrative expenses	(16.8)	(17.0)	(24.7)
Total operating expenses	(58.8)	(67.3)	(80.2)
Operating profit	28.6	20.9	6.5
Interest income	0.5	0.4	0.5
Interest expense	(1.2)	(2.3)	(1.1)
Foreign exchange gain (losses)	0.1	(1.8)	(1.8)
Other (losses) income, net	1.0	0.8	(4.6)
Income (loss) before income tax expense and non-controlling interest	29.0	17.9	(0.5)
Income tax benefit (expense)	(6.0)	(3.4)	(4.4)
Non-controlling interest	—	—
Net income/(loss)	23.0	14.6	(4.9)

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net revenue. Our net revenue decreased by RMB27.5 million, or 8.7%, from RMB315.8 million for the year ended December 31, 2010 to RMB288.3 million ($45.8 million) for the year ended December 31, 2011. Although sales volume for Baquting, our primary product, increased slightly from 14.8 million units in 2010 to 15.2 million units in 2011, our net revenue decreased due to a greater percentage of revenues from lower-priced marketing agent sales of Baquting as a result of our restructuring efforts.

Cost of revenue. Our cost of revenue increased by RMB1.2 million, or 3.2%, from RMB37.3 million for the year ended December 31, 2010 to RMB38.5 million ($6.1 million) for the year ended December 31, 2011. Cost of revenue as a percentage of our net revenue increased to 13.3% in the year ended December 31, 2011 from 11.8% in the year ended December 31, 2010. The increase in our cost of revenue as a percentage of our net revenue is primarily due to cost of revenue remaining stable while net revenue decreased due to the aforementioned increase in percentage of revenues from lower-margin marketing agent sales.

Operating expenses. Our operating expenses increased by RMB18.6 million, or 8.7%, from RMB212.6 million for the year ended December 31, 2010 to RMB231.2 million ($36.7 million) for the year ended December 31, 2011. Operating expenses as a percentage of our net revenue increased from 67.3% in 2010 to 80.2% in 2011.

•

Research and development costs. Our research and development costs increased by 16.3% from RMB13.5 million for the year ended December 31, 2010 to RMB15.7 million ($2.5 million) for the year ended December 31, 2011. This increase was primarily attributable to increased research and development costs for our new and pipeline products.

•

Selling, marketing and distribution expenses. Our selling, marketing and distribution expenses remained stable at RMB145.5 million for the year ended December 31, 2010, compared to RMB144.2 million ($22.9 million) for the year ended December 31, 2011.

•

General and administrative expenses. Our general and administrative expenses increased by 33.1% from RMB53.5 million for the year ended December 31, 2010 to RMB71.2 million ($11.3 million) for the year ended December 31, 2011, primarily due to the incurrence of significant one-time charges, such as costs associated with our exploration of strategic alternatives of approximately RMB11.6 million ($1.8 million), and an increase in allowance for non-trade receivables of RMB8.6 million ($1.4 million).

Interest income. Our interest income increased by 25.0% from RMB1.2 million for the year ended December 31, 2010 to RMB1.5 million ($0.2 million) for the year ended December 31, 2011. This increase was primarily due to increased interest-bearing fixed cash deposits from the fourth quarter of year 2010, which contributed more interest income in year 2011.

Interest expense. Our interest expense decreased by RMB4.0 million, or 56.3%, from RMB7.1 million for the year ended December 31, 2010 to RMB3.1 million ($0.5 million) for the year ended December 31, 2011. This decrease was primarily due to the repayment of short-term bank loans of approximately RMB40.0 million ($6.4 million).

Other income/(loss). Our other loss for the year ended December 31, 2011 was RMB13.4 million ($2.1 million), compared to other income of RMB2.5 million for the year ended December 31, 2010. Our other loss in 2011 was primarily due to one-time settlement costs for certain lease obligations. We also had a one-time government grant in 2010 which contributed to other income in 2010.

Income tax expense. Our income tax expense increased from RMB10.6 million for the year ended December 31, 2010 to RMB12.7 million ($2.0 million) for the year ended December 31, 2011. This increase was primarily due to the increase from valuation allowance of Nuokang Distribution and tax donation income received by Penglai Nuokang from Mr. Xue upon termination of the VIE Agreements in June 2011.

Net income/(loss). As a result of the foregoing, we had net loss of RMB14.0 million ($2.2 million) for the year ended December 31, 2011, compared to a net income of RMB46.0 million for the year ended December 31, 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net revenue. Our net revenue increased by RMB32.9 million, or 11.6%, from RMB282.9 million for the year ended December 31, 2009 to RMB315.8 million for the year ended December 31, 2010. This increase was due to an increase of RMB32.9 million, or 12.4%, in sales of Baquting.

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

Cost of revenue. Our cost of revenue increased by RMB1.7 million, or 4.7%, from RMB35.6 million for the year ended December 31, 2009 to RMB37.3 million for the year ended December 31, 2010. Cost of revenue as a percentage of our net revenue decreased to 11.8% in the year ended December 31, 2010 from 12.6% in the year ended December 31, 2009. The decrease in our cost of revenue as a percentage of our net revenue is primarily due to increased sales of higher margin products such as Baquting and improved economies of scale and efficiencies in manufacturing processes.

Operating expenses. Our operating expenses increased by RMB46.2 million, or 27.8%, from RMB166.4 million for the year ended December 31, 2009 to RMB212.6 million for the year ended December 31, 2010. Operating expenses as a percentage of our net revenue increased from 58.8% in 2009 to 67.3% in 2010.

•

Research and development costs. Our research and development costs increased by 62.8% from RMB8.3 million for the year ended December 31, 2009 to RMB13.5 million for the year ended December 31, 2010. This increase was primarily attributable to an increase in expenses associated with the development of our pipeline products, including Agkistrodon Acutus hemocoagulase, as well as our general hemocoagulase research activities.

•

Selling, marketing and distribution expenses. Our selling, marketing and distribution expenses increased by 31.7% from RMB110.5 million for the year ended December 31, 2009 to RMB145.5 million for the year ended December 31, 2010. The increase was primarily due to the preparation costs for the launch of our new products, Kaitong and dipyridamole aspirin, as well as the increase in the sales and marketing expenses for Baquting in response to the increasingly intense competition.

•

General and administrative expenses. Our general and administrative expenses increased by 12.5% from RMB47.6 million for the year ended December 31, 2009 to RMB53.5 million for the year ended December 31, 2010, primarily due to the increase in our professional service fees as a U.S. listed public company.

Interest income. Our interest income decreased by 12.7% from RMB1.4 million for the year ended December 31, 2009 to RMB1.2 million for the year ended December 31, 2010. This decrease was primarily due to a decrease in the average balance of interest-bearing savings accounts.

Interest expense. Our interest expense increased by RMB3.8 million, or 114.8%, from RMB3.3 million for the year ended December 31, 2009 to RMB7.1 million for the year ended December 31, 2010. This increase was primarily due to a decrease in interest expense reimbursements from the amortization of deferred government grants.

Other income. Our other income decreased by RMB0.5 million from RMB2.8 million for the year ended December 31, 2009 to RMB2.5 million for the year ended December 31, 2010.

Income tax expense. Our income tax expense decreased from RMB16.9 million for the year ended December 31, 2009 to RMB10.6 million for the year ended December 31, 2010. This decrease was primarily due to a decrease in our taxable income.

Net income. As a result of the foregoing, we had net income of RMB46.0 million for the year ended December 31, 2010, compared to a net income of RMB65.1 million for the year ended December 31, 2009.

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

As of December 31, 2009, 2010 and 2011, we had RMB351.2 million, RMB191.8 million and RMB179.4 million ($28.5 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions.

As of December 31, 2009, 2010 and 2011, we had RMB125.6 million, RMB47.0 million and RMB7.0 million ($1.1 million) in outstanding short-term bank loans and borrowings, respectively. Our outstanding short-term bank loans and borrowings as of December 31, 2011 bore a weighted average interest rate of 7.216% per annum. These short-term bank loans and borrowings have terms one year and expire at various times throughout the year. These facilities contain no specific renewal terms but we have historically been able to obtain extensions of certain of the facilities shortly before they mature. These loans are secured by certain of our property, plant and equipment and land use rights.

Cash Flows and Working Capital

The following table shows our cash flow with respect to operating activities, investing activities and financial activities for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	$
	(in thousands)
Net cash provided by (used in) operating activities	9,109	(21,168)	82,054	13,037
Net cash used in investing activities	(33,241)	(79,556)	(27,435)	(4,359)
Net cash provided by (used in) financing activities	293,553	(52,167)	(62,191)	(9,881)
Net increase (decrease) in cash and cash equivalents	269,421	(159,436)	(12,437)	(1,976)
Cash and cash equivalents at beginning of the period	81,837	351,258	191,822	30,477
Cash and cash equivalents at end of the period	351,258	191,822	179,385	28,501

Operating Activities

Net cash provided by operating activities was RMB82.1 million ($13.0 million) in 2011, compared to net cash used in operating activities of RMB21.2 million in 2010, primarily due to RMB49.1 million of cash inflow from a decrease in accounts receivable and bills receivable resulting from decrease in sales in 2011, especially in the fourth quarter, compared to 2010, RMB13.2 million in cash inflow from decreases in accrued expenses and other payables and increases in non-cash costs such as share-based compensation, depreciation and amortization and one-time allowance for other receivables.

Net cash used in operating activities was RMB21.2 million in 2010, as opposed to net cash provided by operating activities of RMB9.1 million in 2009. Although our growing business generated an RMB32.9 million increase in our net revenue from 2009 to 2010, we experienced a cash outflow because our accounts and bills receivables increased by RMB22.5 million for 2010 compared to 2009, as our account receivable turnover days increased from 111 days to 135 days as a result of our market promotion efforts.

Investing Activities

Net cash used in investing activities amounted to RMB27.4 million ($4.4 million) in the year ended December 31, 2011, mainly as a result of purchase of property, plant and equipment of RMB57.1 million ($9.1 million) primarily related to the construction of our new facility in Penglai, partially offset by proceeds from sales of short-term investments of RMB30.1 million ($4.8 million).

Net cash used in investing activities amounted to RMB79.6 million in the year ended December 31, 2010, mainly as a result of (1) the upgrade and construction of our facilities in Penglai for RMB32.7 million, (2) purchases of or investments in certificates of deposit of RMB29.9 million, (3) purchase of land use right for the construction of our new facility in Penglai for RMB10.2 million, and (4) prepayment of RMB10.0 million for exclusive distribution rights in connection with an in-licensed cardiovascular products.

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

Financing Activities

Net cash used in financing activities amounted to RMB62.2 million ($9.9 million) in the year ended December 31, 2011, mainly as a result of repayment of short-term bank loans of RMB40.0 million ($6.4 million) and our repurchase of our ordinary shares for RMB22.4 million ($3.6 million).

Net cash used in financing activities amounted to RMB52.1 million in the year ended December 31, 2010, mainly as a result of repayment of RMB166.8 million of short-term bank loans and payment of RMB8.3 million of IPO expenses, which was partially offset by the receipt of RMB88.5 million of short-term bank loans and the release of restricted cash of RMB34.2 million.

Net cash provided by financing activities amounted to RMB293.6 million in the year ended December 31, 2009, mainly as a result of proceeds from our initial public offering of RMB257.3 million, proceeds of RMB128.4 million from short-term borrowings, partially offset by the repayment of RMB75.2 million of short-term bank loans, the pledge of cash amounts of RMB14.2 million for guarantees related to our operations and the repayment of RMB5.8 million to a related party.

Capital Expenditures

We had capital expenditures of RMB26.9 million, RMB32.7 million and RMB57.1 million ($9.1 million) for the years ended December 31, 2009, 2010 and 2011, respectively. Our capital expenditures were made primarily for the construction of our production facilities, obtaining land use rights and the purchases of property, plant and equipment. Our capital expenditures have been primarily funded by net cash generated from our operating activities and cash provided by financing activities. For the remainder of 2012, we expect to incur capital expenditures of approximately RMB61.5 million ($9.8 million). We expect our capital expenditures in 2012 to primarily consist of the purchases of property, plant and equipment. We expect to fund these capital expenditures by cash generated from operating and financing activities as well as net proceeds from our initial public offering.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, or ASU 2011-04, “Fair Value Measurement”, or ASC 820, which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. We adopted ASU 2011-04 beginning January 1, 2012 and does not expect the adoption to have a material impact on our consolidated financial statements and disclosures.

In June 2011, the FASB issued ASU No. 2011-05, or ASU 2011-05, “Comprehensive Income (Topic 220), Presentation of Comprehensive Income”, which eliminates the current option to report other comprehensive income, or OCI, and its components in the statements of shareholders’ equity. Instead, an entity will be required to present items of net income and OCI in one continuous statement or in two separate, but consecutive, statements. In December 2011, the FASB issued ASU No. 2011-12, or AUS 2011-12, “Comprehensive Income (Topic 220), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.” This ASU defers the ASU 2011-05 requirement that companies present reclassification adjustments for each component of OCI in both net income and OCI on the face of the financial statements and the requirement to report reclassification adjustments in interim periods. The amendments in ASU 2011-05 and ASU 2011-12 should be applied retrospectively and are effective for fiscal years and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. We adopted ASU 2011-05 beginning January 1, 2012 and do not expect the adoption to have a material impact on our consolidated financial statements and disclosure.

C. Research and Development

As of March 31, 2012, our research and development team consisted of 34 research personnel and medical professionals. Our research and development personnel comprises medical and biopharmaceutical professionals, many of whom have experience in healthcare and biotechnological research, including experience working in research institutions and hospitals and in proceeding through the SFDA drug approval process. Our research and development management committee oversees our research and development activities and consists of senior management members, company scientists and senior scientific advisors with extensive academic and industry experiences in the healthcare and biotechnology research fields.

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

Our research and development team also maintains cooperative relationship and collaborates closely with domestic and international research institutions, laboratories and universities on new drug development. We believe by complementing our internal research and development efforts with a disciplined strategy of entering into collaborative relationships, we can further build a pipeline of diversified pharmaceuticals to drive sustainable revenue growth. We are carrying out several major research projects in hematological and cardiovascular areas that were sponsored by provincial and municipal health departments and we also serve as a post-doctoral scientific research station designated by relevant local authorities in Shenyang, China. Our research and development expenses were RMB8.3 million, RMB13.5 million and RMB15.7 million ($2.5 million) in 2009, 2010 and 2011, respectively, representing 2.9%, 4.3% and 5.5% of our net revenue in those respective periods.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB in thousands)
Use right obligations (1)	22,000	2,100	4,200	4,200	11,500
Operating lease obligations	458	458	—	—	—
Purchase obligations (2)	17,536	14,701	2,835	—	—
Unrecognized tax benefit	2,656	809	1,847	—	—
Total	42,650	18,068	8,882	4,200	11,500

(1)	In connection with the acquisition of a non-controlling interest in Penglai Nuokang, we have a total contractual obligation of RMB22.0 million ($3.5 million) as of December 31, 2011 to Shandong Penglai Pharmaceutical Plant, of which RMB2.1 million ($0.3 million) will be paid annually until December 31, 2016 and RMB2.3 million ($0.4 million) will be paid annually until December 31, 2021.
(2)	Purchase obligations were incurred in connection with construction-in-progress, purchase of office equipment, purchase of snake venom and purchase of a product under our distributorship.

G. Safe Harbor

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements convey our current expectations and views of future events. The words “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” and other similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements include, among other things, statements about:

•	competition from other domestic and foreign pharmaceutical companies;

•	our ability to enhance existing products and develop, obtain government approvals for, and market future generations of our existing products and other new products;

•	the expected market growth for pharmaceutical products in China;

•	market acceptance of our products;

•	our expectations regarding hospital or patient demand for our products;

•	our ability to expand our production, sales and distribution network and other aspects of our operations;

•	our ability to diversify our product range;

•	our ability to effectively protect our intellectual property;

•	our ability to identify and acquire new medical technologies, pharmaceutical products and product candidates;

•	changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government and changes in the healthcare insurance sector in the PRC; and

•	fluctuations in general economic and business conditions in China.

Any or all of our forward-looking statements in this annual report may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions described in “Item 3. Key Information—D. Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this annual report may not occur as contemplated, and actual results could differ materially from those anticipated or implied by the forward-looking statements.

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

A. Directors and Senior Management

Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and directors as of the date of this annual report. The business address for each of our executive officers and directors is No. 18-1 East Nanping Road, Hunnan National New & High-tech Development Zone, Shenyang, Liaoning Province, People’s Republic of China 110171.

Name	Age	Position/Title

Baizhong Xue	47	Chairman and Chief Executive Officer

Qiang Liu	46	Director

Neil Nanpeng Shen	45	Director

Sean Shao	55	Independent Director

David Xiaoying Gao	62	Independent Director

Mingde Yu	66	Independent Director

Huining Cao	46	Independent Director

Tianruo Pu	44	Chief Financial Officer

Hongying Wang	39	Executive Vice President

Felix Chungfai Wong	52	Finance Director

Tong Le	45	Vice President of Sales & Marketing

Yan Xue	35	Director of Research and Development

Shizheng Duan	44	Vice President of Investor Relations and Board Secretary

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

Neil Nanpeng Shen has been our company’s director since December 2007. Mr. Shen is the founding managing partner of Sequoia Capital China. Mr. Shen co-founded Ctrip.com International Ltd., the largest travel consolidator in China, and served as its chief financial officer from 2000 to October 2005 and as its president from August 2003 to October 2005. He also co-founded Home Inns and Hotels Management, a leading economy hotel chain in China. Prior to founding Ctrip and Home Inns, Mr. Shen had worked at Deutsche Bank, Chemical Bank, Lehman Brothers and Citibank, possessing over eight years of investment banking experience in New York and Hong Kong. Currently, Mr. Shen is a co-chairman of Home Inns, a director of Ctrip, a director of E-House (China) Holdings Limited, a NYSE-listed real estate service company in China, a director of China Real Estate Information Corporation, a NASDAQ-listed real estate information service company in China and a director of Peak Sport Products, a Hong Kong Stock Exchange listed sports apparel company in China, a director of Qihoo 360 Technology Co. Ltd., a NYSE-listed Internet security products company in China, a director of Le GaGa Holdings Limited, a NASDAQ-listed farmland and greenhouse vegetable producer in China, a director of Mecox Lane Limited, a NASDAQ-listed online apparel platform provider in China. He is also an independent director of Focus Media Holding Limited, a NASDAQ-listed media advertising company based in China and a director of a number of privately owned companies based in China. Mr. Shen received a bachelor’s degree from Shanghai Jiao Tong University, China in 1988 and a master’s degree from the School of Management at Yale University in 1992.

Sean Shao has been our company’s independent director since August 2008. He currently serves as (i) independent director and chairman of the audit committee of: Xueda Education Group, a Chinese personalized tutoring services company listed on NYSE since March 2010; China Biologic Products, Inc., a biopharmaceutical company listed on NASDAQ since July 2008 and Yongye International, Inc., a Chinese agricultural company listed on NASDAQ since April 2009; (ii) independent director and chairman of the compensation committee of AsiaInfo-Linkage, Inc., a Chinese telecom software solutions provider listed on NASDAQ since July 2010 (iii) independent director and chairman of the nominating committee of Agria Corporation, a Chinese agricultural company listed on NYSE since November 2008; and (iv) independent director and chairman of the audit committee and compensation committee of China Nuokang Bio-Pharmaceutical, Inc., a biopharmaceutical company listed on NASDAQ since September 2008. He served as the chief financial officer of Trina Solar Limited from 2006 to 2008. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

David Xiaoying Gao has been our company’s independent director since December 2011. Mr. Gao served as the chief executive officer and a director of BMP Sunstone (Nasdaq:BJGP) from February 2004 until its acquisition by Sanofi-aventis in February 2011. Following the acquisition, he transitioned to become a senior integration advisor for Sanofi-aventis from February 2011 to August 2011. Previously, Mr. Gao served as chairman of the board of directors and CEO of Abacus Investments Ltd., a private wealth management company, and also held various executive positions at Motorola, Inc. including vice-president and director of the integrated electronic system sector, Asia-Pacific operations; and served as a member of the management board of Motorola Asia Pacific, Motorola Japan Ltd. and Motorola China. Mr. Gao holds a B.S. in mechanical engineering from the Beijing Institute of Technology, a M.S. in mechanical engineering from Hanover University in Germany and an M.B.A. from the Massachusetts Institute of Technology. Mr. Gao also currently serves as an independent director for China Biologic Products Inc., a company listed on NASDAQ.

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

Felix Chungfai Wong has been our finance director since February 2012. Mr. Wong has three decades of experience in finance, management and accounting in the U.S. and Greater China. He joins Nuokang from ITT Corporation, a company listed on the New York Stock Exchange, where he held various senior financial management positions including finance business expert for ITT China & India and finance controller for ITT China. Prior to that, he held various senior finance positions across a broad range of industries, including finance manager of Roche (China) Investment Ltd., one of the world’s leading pharmaceutical and diagnostics firms. He also has a decade of auditing experience in large multinational accounting firms in Hong Kong and Singapore, including management roles such as assistant manager. Mr. Wong graduated from the Accountancy Faculty of the Hong Kong Polytechnic University and is a member of the Hong Kong Institute of Certified Public Accountants, the Association of Chartered Certified Accountants and the Institute of Chartered Accountants in England & Wales.

Tong Le has been our vice-president of sales and marketing since February 2012. Mr. Le has two decades of sales and marketing experience in both Chinese and multinational pharmaceutical companies. Mr. Le joins Nuokang from Dawnrays Pharmaceutical, a company listed on the Hong Kong Stock Exchange, where he held various roles including marketing director and deputy general manager of the New Drug Section. Prior to Dawnrays, Mr. Le has also held a variety of key sales and marketing roles, including national marketing manager of Health Vision Enterprise, a subsidiary of German-listed Stada AG; product manager at Shenzhen Taitai Pharmaceutical; regional manager at Baker Norton Pharmaceutical, the Asia subsidiary of TEVA Pharmaceutical; and sales representative at Merck. Mr. Le holds a bachelor’s degree in stomatology from Wuhan University School of Medicine, a master’s degree in trade and economics from Wuhan Institute of Water Transportation Engineering and an EMBA from the International East-West University.

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

Shizheng Duan has been our vice-president of investor relations and board secretary since February 2012. Mr. Duan has held other various positions in our company, including director of investor relations, manager of corporate strategic planning and manager of product strategic planning since he joined us in August 2004. From June 2001 to September 2001, Mr. Duan worked for Eli Lilly & Company (UK) as an e-business consultant to their new product launch team. From November 2002 to August 2004, Mr. Duan was the general manager of the Beijing sales and marketing center of Shenyang Guangda Pharmaceutical Co., Ltd., a Chinese biopharmaceutical company. Mr. Duan received a bachelor’s degree in technical English from Shenyang Television University in 1989 and an MBA degree from Manchester Business School, United Kingdom in 2002.

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

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any confidential information, trade secrets and know-how of our company or the confidential information of any third party, including our subsidiaries, received by us. In addition, each executive officer has agreed to be bound by non-competition restrictions set forth in his or her employment agreement. Specifically, each executive officer has agreed not to, for a period of two years following the termination or expiration of the employment agreement, (i) carry on or be engaged or interested, directly or indirectly, as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with our business; (ii) solicit or entice away from us, or attempt to solicit or entice away from us, any person or entity who has been our customer, client or our representative or agent or in the habit of dealing with us within two years prior to such executive officer’s termination of employment; (iii) solicit or entice away from us, or attempt to solicit or entice away from us, any person or entity who has been our officer, manager, consultant or employee within 12 months prior to such executive officer’s termination of employment; or (iv) use a name including the word “Nuokang” or any other words used by us in our name or in the name of any of our products or services, in such a way as to be capable of or likely to be confused with our name or the name of our products or services.

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

In 2011, the aggregate cash compensation we paid to our directors and executive officers named in this annual report was approximately $1.1 million, excluding any pension or retirement plan payments.

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

We granted 681,000 and 591,000 restricted share units to our executive officers and certain directors in July 2010 and June 2011, respectively, under our 2008 Share option scheme. In December 2011, we cancelled all of our outstanding share options.

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

Audit Committee

Our audit committee consists of Messrs. Sean Shao, Huining Cao and David Xiaoying Gao, and is chaired by Mr. Sean Shao. Messrs. Shao, Cao and Gao satisfy the independence requirements of Rule 5605 of NASDAQ Stock Market Rules. Messrs. Shao, Cao and Gao also satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934. Our audit committee will consist solely of independent directors that satisfy NASDAQ and SEC requirements within one year of the completion of our initial public offering in December 2009. Our board also has determined that each of Messrs. Sean Shao and Huining Cao qualifies as an audit committee financial expert within the meaning of the SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In 2011, our audit committee held four meetings and passed two resolutions by unanimous written consent.

Compensation Committee

Our compensation committee consists of Messrs. Sean Shao, Huining Cao and Mingde Yu and is chaired by Mr. Sean Shao. Messrs. Shao, Cao and Yu satisfy the independence requirements of Rule 5605 of NASDAQ Stock Market Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

In 2011, our compensation committee held one meeting and passed three resolutions by unanimous written consent.

Corporate Governance and Nominating Committee.

Our corporate governance and nominating committee consists of Messrs. Mingde Yu, David Xiaoying Gao and Sean Shao and is chaired by Mr. Mingde Yu. Messrs. Yu, Gao and Shao satisfy the independence requirements of Rule 5605 of the NASDAQ Stock Market Rules. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

In 2011, our corporate governance and nominating committee did not hold any meetings and passed two resolutions by unanimous written consent.

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

Terms of Directors and Officers

All directors hold office until their successors have been duly elected and qualified. A director may be removed by special resolutions of the shareholders. Officers are elected by and serve at the discretion of the board of directors.

D. Employees

We had 642, 698 and 454 employees as of December 31, 2009, 2010 and 2011, respectively. The following table sets forth the number of our employees by function as of March 31, 2012.

Number of Employees
Manufacturing and services	170
Research and development	34
General and administration	73
Sales and marketing personnel	140
Other	23

Total	449

We have a workers’ union that protects our employees’ rights and benefits, and assists in mediating any disputes that may arise between us and our employees. We have not had any strikes or other labor disturbances that have interfered with our operations, and we believe that we have a good working relationship with our employees.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2011 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

	Ordinary Shares Beneficially Owned	%
Directors and Executive Officers:
Baizhong Xue (1)	94,508,704	59.7
Qiang Liu	*	*
Neil Nanpeng Shen (2)	20,106,222	12.7
Sean Shao	*	*
David Xiaoying Gao	*	*
Mingde Yu	*	*
Huining Cao	*	*
Tianruo Pu	*	*
Hongying Wang	*	*
Felix Chungfai Wong	*	*
Tong Le	*	*
Yan Xue	*	*
Shizheng Duan	*	*
All directors and executive officers as a group	117,576,426	74.3
Principal Shareholders:
Anglo China Bio-technology Investment Holdings Limited (3)	85,447,648	54.0
Sequoia Capital China Growth Fund I., L.P. and its affiliates (4)	20,106,222	12.7
Britain Ukan Technology Investment Holdings (Group) Limited (5)	9,061,056	5.7

*	The person beneficially owns less than 1% of our outstanding ordinary shares.

(1)	Includes 9,061,056 shares held by Britain Ukan Technology Investment Holdings (Group) Limited, a British Virgin Islands company wholly-owned by Yuhuan Zhu, Mr. Xue’s wife and a Canadian citizen, and 85,447,648 shares held by Anglo China Bio-technology Investment Holdings Limited, a British Virgin Islands company 49% owned by Mr. Xue and 51% ultimately owned by an irrevocable trust constituted under the laws of Singapore with Mrs. Yuhuan Zhu as the settler and certain family members of Mr. Xue as the beneficiaries. Mr. Xue is the sole director of Britain Ukan Technology Investment Holdings (Group) Limited and Anglo China Bio-technology Investment Holdings Limited and is deemed to be the beneficial owner, under SEC rules, of all the shares held by Britain Ukan Technology Investment Holdings (Group) Limited and Anglo China Bio-technology Investment Holdings Limited. Mr. Xue disclaims the beneficial ownership in the shares held by these companies except to the extent of his economic interest in those shares.
(2)	Includes 17,540,668 ordinary shares held by Sequoia Capital China Growth Fund I, L.P., 414,188 ordinary shares held by Sequoia Capital China Growth Partners Fund I, L.P. and 2,151,366 ordinary shares held by Sequoia Capital China GF Principals Fund I, L.P. (together with Sequoia Capital China Growth Fund I, L.P. and Sequoia Capital China GF Principals Fund I, L.P., the “Sequoia Funds”). The Sequoia Funds are managed by Sequoia Capital China Advisors Limited, a company incorporated in the Cayman Islands. The Sequoia Funds’ general partner is Sequoia Capital China Growth Fund Management I, L.P., whose general partner is SC China Holding Limited which is a company incorporated in the Cayman Islands. SC China Holding Limited is wholly-owned by Max Wealth Enterprises Limited, a company wholly-owned by Neil Nanpeng Shen. The registered address of Sequoia Capital China Growth Fund I., L.P. is Cricket Square, Hutchins Dr., P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Mr. Shen disclaims any beneficial ownership in the shares owned by the Sequoia Funds except to the extent of his pecuniary interest therein.
(3)	Anglo China Bio-technology Investment Holdings Limited, a British Virgin Islands company, is 49% owned by Mr. Baizhong Xue and 51% ultimately owned by an irrevocable trust constituted under the laws of Singapore with Mrs. Yuhuan Zhu as the settler and certain family members of Mr. Xue as the beneficiaries. Mr. Xue is the sole director of Anglo China Bio-technology Investment Holdings Limited and is deemed to be the beneficial owner, under SEC rules, of all the shares held by Anglo China Bio-technology Investment Holdings Limited. Mr. Xue disclaims the beneficial ownership in the shares held by this company except to the extent of his economic interest in those shares. The registered address of Anglo China Bio-technology Investment Holdings Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.
(4)	Includes 17,540,668 ordinary shares held by Sequoia Capital China Growth Fund I, L.P., 414,188 ordinary shares held by Sequoia Capital China Growth Partners Fund I, L.P. and 2,151,366 ordinary shares held by Sequoia Capital China GF Principals Fund I, L.P as reported by Sequoia Capital China Growth Fund I, L.P. and its affiliates on the Schedule 13G/A filed with the Securities and Exchange Commission, or SEC, on February 10, 2011. The Sequoia Funds are managed by Sequoia Capital China Advisors Limited, a company incorporated in the Cayman Islands. Sequoia Capital China Growth Fund I, L.P.’s general partner is Sequoia Capital China Growth Fund Management I, L.P., whose general partner is SC China Holding Limited which is a company incorporated in the Cayman Islands. SC China Holding Limited is wholly-owned by Max Wealth Enterprises Limited, a company wholly-owned by Neil Nanpeng Shen. The registered address of Sequoia Capital China Growth Fund I., L.P. is Cricket Square, Hutchins Dr., P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.
(5)	Britain Ukan Technology Investment Holdings (Group) Limited, a British Virgin Islands company, is wholly-owned by Yuhuan Zhu, Mr. Baizhong Xue’s wife. Mr. Xue is the sole director of Britain Ukan Technology Investment Holdings (Group) Limited and is deemed to be the beneficial owner, under SEC rules, of all the shares held by Britain Ukan Technology Investment Holdings (Group) Limited. Mr. Xue disclaims the beneficial ownership in the shares held by this company except to the extent of his economic interest in those shares. The registered address of Britain Ukan Technology Investment Holdings (Group) Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

As of December 31, 2012, 158,294,358 of our ordinary shares were issued and outstanding. Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that 40,834,216 ordinary shares, or approximately 25.8% of our issued and outstanding shares, were held by the record shareholders in the United States, represented by 5,104,277 ADSs held of record by JPMorgan Chase Bank, N.A., the depositary of our ADS program.

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

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Transactions with Certain Directors, Shareholders and Affiliates

Transactions with Mr. Baizhong Xue

From time to time, Mr. Baizhong Xue, our chairman and chief executive officer, has extended loans to us and paid business-related expenses on our behalf. We from time to time make advances in respect of business-related expenses incurred by Mr. Xue on our behalf. As of December 31, 2009, 2010 and 2011 amounts due to Mr. Xue were nil, nil and nil, respectively.

Loans and Guarantees

In March 2009, Dengzhou Credit Union extended to us a short-term loan of RMB3.0 million at the interest rate of 7.7%. In September 2009, Industrial Bank Co., Ltd. and China Merchants Bank extended to us short-term loans of RMB60.0 million and RMB15.0 million, respectively, each at an interest rate of 6.372%. While these loans were secured by certain of our property, plant and equipment or land use rights, Mr. Baizhong Xue, our chairman and chief executive officer, also provided guarantees for all these loans. As of December 31, 2011, these loans have all been repaid.

Restructuring

See “Item 4. Information on the Company—C. Organizational Structure.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—Employment Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

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

	Sales Price (US$1.00)
	High	Low
Annual High and Low
2009 (from December 9, 2009)	9.30	7.01
2010	9.24	3.25
2011	5.88	2.30

Quarterly High and Low
Second Quarter 2010	6.85	4.50
Third Quarter 2010	6.49	4.40
Fourth Quarter 2010	5.00	3.25
First Quarter 2011	4.74	3.52
Second Quarter 2011	4.65	3.80
Third Quarter 2011	5.88	3.88
Fourth Quarter 2011	4.85	2.30
First Quarter 2012	3.23	2.25

Monthly High and Low
October 2011	4.85	3.51
November 2011	3.84	2.58
December 2011	3.37	2.30
January 2012	2.95	2.25
February 2012	3.20	2.40
March 2012	3.23	2.50
April 2012 (through April 23)	3.70	3.16

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

B. Memorandum and Articles of Association

The following are summaries of material provisions of our amended and restated memorandum and articles of association, as well as the as provided by Section 27(2) of The Companies Law (2011 Revision), as the same may be amended from time to time, of the Cayman Islands, which is referred to as the “Companies Law” below, insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read our amended and restated memorandum and articles of association.

Registered Office and Objects

The Registered Office of our company is at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place as our directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or as the same may be revised from time to time, or any other law of the Cayman Islands.

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

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by our chairman or any one or more shareholders holding together at least 10% of the paid-up voting share capital given a right to vote at the meeting, present in person or by proxy.

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

Calls on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time or times of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

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

Anti-takeover Provisions in Our Amended and Restated Memorandum and Articles of Association

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Such shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue these preference shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Foreign Currency Exchange” and “—Regulation on Dividend Distribution.”

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable, from time to time, on certain instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties that are applicable to any payments made to or by the Company. There is no exchange control legislation under Cayman Islands law and accordingly there are no exchange control regulations imposed under Cayman Islands law.

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

In addition, the discussion below does not describe any tax consequences arising out of the recently enacted Medicare tax on certain “net investment income.”

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

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to our ADSs or ordinary shares (including the amount of any taxes withheld therefrom) generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or ordinary shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, any dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided (1) either (a) the ADSs are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period and other requirements are met. Under U.S. Internal Revenue Service authority, ADSs are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Market, as are our ADSs. However, based on existing guidance, it is not entirely clear whether dividends you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. If we are treated as a “resident enterprise” for PRC tax purposes under the new EIT law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to the ADSs or ordinary shares.

Any dividends we pay generally will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” If PRC withholding taxes apply to any dividends paid to you with respect to our ADSs or ordinary shares, the amount of the dividend would include withheld PRC taxes and, subject to certain conditions and limitations, such PRC withholding taxes generally will be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties, as well as the effects of any change in applicable law after the date of this annual report.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2011. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

U.S. Holders should consult their tax advisor regarding the application of the U.S information reporting and backup withholding rules.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was -0.7%, 3.3% and 5.4% in 2009, 2010 and 2011, respectively. Although we have not in the past been materially affected by any such inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, real estate leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

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

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. The amount of reimbursement available to us is not based upon the amounts of fees the depositary collects from investors. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid. In the year ended December 31, 2011, we received $158,500 in reimbursements from the depositary.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.—D. Material Modifications to the Rights of Security Holders

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

We received net proceeds of approximately $35.1 million from our initial public offering. From December 9, 2009, the effective date of our registration statement on Form F-1 for the offering, to December 31, 2011, we used approximately $10.0 million to fund the construction of our Penglai production facilities. We intend to use the remainder of our net proceeds as follows:

•	approximately $6.0 million to fund the acquisition and in-licensing of new technologies, products or companies;

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

•	approximately $8.0 million to fund the improvement of our production systems, the expansion of our production facilities and the enhancement of our production lines;

•	approximately $5.0 million to fund the expansion and enhancement of our sales and marketing network; and

•	the balance for general corporate purposes.

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

Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2011, our disclosure controls and procedures were not effective solely as a result of the material weaknesses in internal control over financial reporting as described below and in “Item 3.D—Risk Factors.” Disclosure controls and procedures means controls and other procedures that are designed to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual and interim financial statements will not be prevented or detected on a timely basis. The material weakness identified primarily related to inadequate control procedures for contract review.

We have planned to make the following necessary changes and improvements to our internal control procedures for review of contracts to address the material weakness described above:

•	Develop detailed checklists and procedures to review contract terms based on U.S. GAAP for revenue recognition;

•	Develop, communicate, and implement an accounting policy manual for our financial reporting personnel for recurring transactions and period-end closing;

•	Improve the capabilities of existing financial reporting and operating personnel through training and education in the reporting requirements set under U.S. GAAP and SEC rules and regulation; and

•	Hire additional staff with U.S. GAAP and other internal control experience.

Because of the material weakness described above, management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2011.

This annual report does not include an attestation report of the Company’s registered public accounting firm on internal control over financial reporting because the Company is an non-accelerated filer permanently exempted from section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, other than the identification of the material weakness described above.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Each of Messrs. Sean Shao and Huining Cao qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of Messrs. Shao and Cao satisfies the independence requirements of Rule 5605 of NASDAQ Stock Market Rules and Rule 10A-3 under the Exchange Act.

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

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	$
	(in thousands)
Audit fees (1)	4,315	5,300	4,733	752
Audit-related fees (2)	1,114	—	—	—
Tax fees (3)	—	180	189	30

(1)	“Audit fees” means the aggregate fees billed for professional services rendered in connection with the audit or review of our financial statements.
(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered incrementally and directly in connection with our initial public offering in 2009.
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered in connection with tax compliance, tax advice and tax planning.

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

Issuer Purchases of Equity Securities

Period	Total Number of ADSs Purchased	Average Price Paid per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
March 15, 2011 to date of this annual report	673,970	$4.281	673,970	$2,115,159

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We believe that there are no significant differences between our corporate governance practices and those of U.S. domestic companies under the listing standards of the NASDAQ Global Market.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of China Nuokang Bio-Pharmaceutical Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

2.3	Form of Deposit Agreement among the Registrant, the depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.1	2007 Share Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.2	2008 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.3	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.5	Preference A Shares Purchase Agreement dated December 20, 2007 among the Registrant, the Management Shareholder and the Purchasers, each as defined therein (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.6	Investors’ Rights Agreement dated December 20, 2007 among the Registrant, Anglo China Bio-Technology Investment Holdings Limited and Britain Ukan Technology Investment Holdings (Group) Limited, the Management Shareholders and the Preference A Holders, each as defined therein (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.7	Side Letter dated June 2, 2008 to Preference A Shares Purchase Agreement dated December 20, 2007 among the Registrant, the Management Shareholder and the Purchasers, each as defined therein (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.8	Voting Agreement dated December 20, 2007 among the Registrant, Anglo China Bio-Technology Investment Holdings Limited and Britain Ukan Technology Investment Holdings (Group) Limited, the Management Shareholders and the Preference A Holders, each as defined therein (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.9	Right of First Refusal and Co-Sale Agreement dated December 20, 2007 among the Registrant, Anglo China Bio-Technology Investment Holdings Limited and Britain Ukan Technology Investment Holdings (Group) Limited, the Management Shareholders and the Preference A Holders, each as defined therein (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.10	Repurchase Agreement dated December 20, 2007 between the Registrant and Anglo China Bio-Technology Investment Holdings Limited (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.11	English translation of Equity Pledge Agreement dated December 14, 2007 among Penglai Nuokang Pharmaceutical Co., Ltd., Liaoning Nuokang Medicines Co., Ltd. and the shareholder of Liaoning Nuokang Medicines Co., Ltd. (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.12	English translation of Exclusive Call Option Agreement dated December 14, 2007 among Penglai Nuokang Pharmaceutical Co., Ltd., Liaoning Nuokang Medicines Co., Ltd. and the shareholder of Liaoning Nuokang Medicines Co., Ltd. (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.13	English translation of Business Operation Agreement dated December 14, 2007 among Penglai Nuokang Pharmaceutical Co., Ltd., Liaoning Nuokang Medicines Co., Ltd. and the shareholder of Liaoning Nuokang Medicines Co., Ltd. (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.14	English translation of Power of Attorney dated December 14, 2007 from the shareholder of Liaoning Nuokang Medicines Co., Ltd. (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.15	English translation of Exclusive Technology Support and Management Consulting Service Agreement dated December 14, 2007 among Penglai Nuokang Pharmaceutical Co., Ltd. and Liaoning Nuokang Medicines Co., Ltd. (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.16	English translation of Real Estate Lease Contract dated August 22, 2006 between Penglai Nuokang Pharmaceutical Co., Ltd. and Shandong Penglai Pharmaceutical Plant (incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.17*	English translation of Supplemental Agreement II executed on November 22, 2011 in relation to the Real Estate Lease Contract dated August 22, 2006 among Penglai Nuokang Pharmaceutical Co., Ltd., Shangdong Penglai Pharmaceutical Plant, Shangdong Ronghai Group Company, Beihai Branch and Baizhong Xue

4.18	English translation of Land Use Right Grant Contract dated September 7, 2005 between the Hunnan New District branch bureau of Shenyang City Planning and National Land Resources Bureau and Liaoning Nuokang Bio-pharmaceutical Co., Ltd. (incorporated by reference to Exhibit 10.17 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.19	English translation of Investment Agreement dated May 19, 2010 between Shandong Penglai Economic Development Zone Management Committee and Penglai Nuokang Pharmaceutical Co., Ltd. (incorporated by reference to Exhbit 4.18 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 3, 2011)

4.20**	Contract dated August 1, 2008 among Shenyang Nanhu Import and Export Co., Ltd., Liaoning Nuokang Bio-pharmaceutical Co., Ltd., Procamp Coml Import Export Ltda. and Ceta-Centro de Extraçåo de Toxinas Animais Ltda. (incorporated by reference to Exhibit 10.18 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.21**	English translation of Exclusive Regional Distribution Agreement dated December 28, 2008 between Liaoning Nuokang Medicines Co., Ltd. and Jilin Yuhua Pharmaceutical Co., Ltd., and its Supplemental Agreement dated June 28, 2009 (incorporated by reference to Exhibit 10.19 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.22	Subscription Agreement dated July 10, 2009 between Venomics Hong Kong Limited, Liaoning Nuokang Medicines Co., Ltd., Venomics Pty Limited and QRxPharma Limited (incorporated by reference to Exhibit 10.20 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

4.23	English translation of Second Supplemental Agreement dated December 28, 2009 to Exclusive Regional Distribution Agreement dated December 28, 2008 between Liaoning Nuokang Medicines Co., Ltd. and Jilin Yuhua Pharmaceutical Co., Ltd. (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 2, 2010)

4.24	English translation of Third Supplemental Agreement dated April 30, 2010 to Exclusive Regional Distribution Agreement dated December 28, 2008 between Liaoning Nuokang Medicines Co., Ltd. and Jilin Yuhua Pharmaceutical Co., Ltd. (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 2, 2010)

4.25	English translation of Fourth Supplemental Agreement dated April 30, 2010 to Exclusive Regional Distribution Agreement dated December 28, 2008 between Liaoning Nuokang Medicines Co., Ltd. and Jilin Yuhua Pharmaceutical Co., Ltd. (incorporated by reference to Exhbit 4.24 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 3, 2011)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-163250), as amended, initially filed with the Securities and Exchange Commission on November 20, 2009)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Ernst & Young Hua Ming, Independent Registered Public Accounting Firm

*	Filed with this annual report on Form 20-F.
**	Confidential treatment has been granted with respect to the redacted portions of this exhibit.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Nuokang Bio-Pharmaceutical Inc.

By:	/s/ Baizhong Xue
Name:	Baizhong Xue
Title:	Chairman and Chief Executive Officer

Date: April 24, 2012

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

China Nuokang Bio-Pharmaceutical Inc.

We have audited the accompanying consolidated balance sheets of China Nuokang Bio-Pharmaceutical Inc. (the “Company”) as of December 31, 2010 and 2011, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Nuokang Bio-Pharmaceutical Inc. at December 31, 2010 and 2011 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming

Shanghai, the People’s Republic of China

April 24, 2012

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		December 31,
	Note	2010	2011
		(RMB)	(RMB)	(US$)

ASSETS
Current assets:
Cash and cash equivalents		191,822	179,385	28,501
Restricted cash		—	5,410	860
Short-term investments	12	29,868	—	—
Accounts receivable (net of allowance for doubtful accounts of RMB394 and RMB394 (US$63) as of December 31, 2010 and 2011, respectively)	5	132,504	60,767	9,655
Bills receivable	6	86,587	109,256	17,359
Inventories	7	16,789	15,846	2,518
Prepayments	8	15,862	18,020	2,863
Other receivables	8	4,254	7,203	1,144
Prepaid income tax		5,117	8,179	1,300
Deferred tax assets	19	1,518	1,040	165

Total current assets		484,321	405,106	64,365

Non-current assets:
Property, plant and equipment, net	9	155,786	214,171	34,028
Land use rights, net	10	35,800	35,121	5,580
Intangible assets, net	11	23,587	21,212	3,370
Other investments	12	3,414	3,414	542
Prepayments	13	37,713	15,884	2,524
Deferred tax assets	19	4,258	7,406	1,177

Total non-current assets		260,558	297,208	47,221

TOTAL ASSETS		744,879	702,314	111,586

The accompanying notes are an integral part of the consolidated financial statements.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

CONSOLIDATED BALANCE SHEETS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

			December 31,
	Note		2010	2011
			(RMB)	(RMB)	(US$)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	14		47,000	7,000	1,112
Accounts payable			1,764	1,501	238
Accrued expenses and other payables	15		22,281	34,863	5,539
Income tax payable			253	3,312	526
Unrecognized tax benefits	19		809	2,656	422

Total current liabilities			72,107	49,332	7,837

Non-current liabilities:
Deferred tax liabilities	19		2,054	2,036	323
Deferred government grants	16		21,621	23,185	3,684
Long-term payable	4		11,299	12,934	2,056

Total non-current liabilities			34,974	38,155	6,063

TOTAL LIABILITIES			107,081	87,487	13,900

Commitments and contingencies	24

EQUITY
China Nuokang Bio-Pharmaceutical Inc. shareholders’ equity:
Ordinary shares (par value US$0.0005 per share, 474,200,000 shares authorized; 162,171,942 shares and 157,906,470 shares issued and outstanding as of December 31, 2010 and 2011, respectively)			597	581	92
Additional paid-in capital			460,981	469,107	74,534
Retained earnings	18	(b)	174,133	143,180	22,749
Accumulated other comprehensive income (loss)			—	—	—

Total China Nuokang Bio-Pharmaceutical Inc. shareholders’ equity			635,711	612,868	97,375

Non-controlling interest			2,087	1,959	311

TOTAL EQUITY			637,798	614,827	97,686

TOTAL LIABILITIES AND EQUITY			744,879	702,314	111,586

The accompanying notes are an integral part of the consolidated financial statements.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		For the Years Ended December 31,
	Note	2009	2010	2011
		(RMB)	(RMB)	(RMB)	(US$)

Net revenue		282,911	315,789	288,269	45,801
Cost of revenue		(35,625)	(37,304)	(38,458)	(6,110)

Gross profit		247,286	278,485	249,811	39,691

Operating expenses
Research and development costs		(8,297)	(13,504)	(15,737)	(2,500)
Selling, marketing and distribution expenses		(110,513)	(145,549)	(144,228)	(22,916)
General and administrative expenses		(47,582)	(53,527)	(71,188)	(11,311)

Total operating expenses		(166,392)	(212,580)	(231,153)	(36,727)

Operating profit		80,894	65,905	18,658	2,964
Interest income		1,372	1,198	1,508	240
Interest expense		(3,327)	(7,147)	(3,096)	(492)
Foreign exchange gain (losses)		178	(5,825)	(5,142)	(817)
Other income (losses), net		2,836	2,473	(13,400)	(2,129)

Income (loss) before income tax expense	19	81,953	56,604	(1,472)	(234)
Income tax expense	19	(16,858)	(10,606)	(12,662)	(2,012)

Net income (loss)		65,095	45,998	(14,134)	(2,246)

Net loss attributable to non-controlling interest		—	(64)	(128)	(20)

Net income (loss) attributable to China Nuokang Bio-Pharmaceutical Inc.		65,095	46,062	(14,006)	(2,226)

Accretion of Series A convertible redeemable preference shares	20	(13,886)	—	—	—

Net income (loss) attributable to ordinary shareholders	20	51,209	46,062	(14,006)	(2,226)

Net income (loss) per share
Basic	20	0.52	0.30	(0.09)	(0.01)
Diluted	20	0.51	0.30	(0.09)	(0.01)

Weighted average ordinary shares used in net income (loss) per share computation
Basic	20	98,885,045	158,466,428	155,872,950	155,872,950
Diluted	20	99,725,253	158,797,628	155,872,950	155,872,950

The accompanying notes are an integral part of the consolidated financial statements.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND

COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

			China Nuokang Bio-Pharmaceutical Inc.
	Note		Number of ordinary shares	Amount	Additional paid-in capital	Retained earnings	Non - controlling Interest	Total equity
				(RMB)	(RMB)	(RMB)	(RMB)	(RMB)

Balance as of January 1, 2009			95,447,648	382	50,477	76,862	—	127,721

Proceeds from issuance of ordinary shares upon initial public offering	18		36,215,832	124	239,506	—	—	239,630

Conversion of preference shares	17		25,796,662	88	140,907	—	—	140,995

Exercise of share options	21		960,000	3	3,020	—	—	3,023

Capital contributed by non-controlling interest				—	—	—	2,151	2,151

Share-based compensation expense reclassification of liability awards to equity	21			—	13,096	—	—	13,096

Share-based compensation expenses of equity awards	21			—	4,710	—	—	4,710

Accretion of Series A convertible redeemable preference shares	17			—	—	(13,886)	—	(13,886)

Net income and comprehensive income				—	—	65,095	—	65,095

Balance as of December 31, 2009			158,420,142	597	451,716	128,071	2,151	582,535

Exercise of share options	21		70,800	—	259	—	—	259

Issuance of shares to depositary bank	20		3,000,000	—	—	—	—	—

Issuance of restricted stock units	21		681,000	—	—	—	—	—

Share-based compensation expenses of equity awards	21			—	9,006	—	—	9,006

Net income (loss) and comprehensive income (loss)				—	—	46,062	(64)	45,998

Balance as of December 31, 2010			162,171,942	597	460,981	174,133	2,087	637,798

Repurchase of ordinary shares	18	(c)	(4,856,472)	(16)	—	(16,947)	—	(16,963)

Exercise of share options	21		60,000	—	182	—	—	182

Settlement of share options exercised with shares held by depositary bank			(60,000)	—	—	—	—	—

Issuance of restricted stock units	21		591,000	—	—	—	—	—

Share-based compensation expenses of equity awards	21			—	7,944	—	—	7,944

Net loss and comprehensive loss				—	—	(14,006)	(128)	(14,134)

Balance as of December 31, 2011			157,906,470	581	469,107	143,180	1,959	614,827

Balance as of December 31, 2011 (US$’000)				92	74,534	22,749	311	97,686

The accompanying notes are an integral part of the consolidated financial statements.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the Years Ended December 31,
	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(US$)

Cash flow from operating activities
Net income (loss)	65,095	45,998	(14,134)	(2,246)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation	13,722	9,006	7,944	1,262
(Reversal) provision for doubtful accounts or other receivables	(54)	—	8,600	1,366
Write-down of inventories	51	14	127	20
Depreciation of property, plant and equipment	10,662	12,159	12,623	2,006
Loss (gain) on disposal of property, plant and equipment	(23)	13	(17)	(3)
Amortization of land use rights	457	567	679	108
Amortization of intangible assets	540	782	2,375	377
Accretion of interest for long-term payable (Note 4)	742	742	742	118
Deferred tax (benefit) expense	(1,371)	287	(2,689)	(427)
Foreign currency exchange (gains) loss	(176)	6,242	5,142	817

Changes in operating assets and liabilities:
Accounts and bills receivables	(58,565)	(81,026)	49,068	7,797
Inventories	(4,206)	(2,038)	816	130
Prepayments	250	(11,564)	(2,158)	(343)
Other receivables	(3,388)	1,745	(3,414)	(543)
Prepaid income tax	(2,528)	1,280	(3,062)	(487)
Income tax payable	4,658	(8,632)	3,059	486
Unrecognized tax benefits	809	—	1,847	293
Accounts and bills payables	(23,111)	(160)	(263)	(42)
Accrued expenses and other payables	5,671	1,054	13,205	2,100
Deferred government grants	(126)	2,363	1,564	248

Net cash generated from (used in) operating activities	9,109	(21,168)	82,054	13,037

The accompanying notes are an integral part of the consolidated financial statements.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the Years Ended December 31,
	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(US$)

Cash flow from investing activities
Payment of other investments	(5,414)	(29,868)	—	—
Proceeds from sales of short-term investments	—	2,000	30,097	4,782
Purchase of property, plant and equipment	(26,853)	(32,745)	(57,076)	(9,068)
Prepayment for intangible assets	—	—	(3,000)	(477)
Prepayment for exclusive distribution right	(6,000)	(10,000)	—	—
Purchase of land use right	—	(10,155)	—	—
Proceeds from disposal of property, plant and equipment	1,203	1,212	2,544	404
Repayment from related parties	3,823	—	—	—

Net cash used in investing activities	(33,241)	(79,556)	(27,435)	(4,359)

Cash flow from financing activities
(Pledge) release of restricted cash	(14,200)	34,200	—	—
Restricted cash for share repurchase	—	—	(5,410)	(860)
Repayment of short-term bank loans	(75,229)	(166,795)	(40,000)	(6,355)
Proceeds from short-term bank loans	128,417	88,480	—	—
Repayment of loan to a related party	(5,809)	—	—	—
Proceeds from exercise of share options	3,023	259	182	29
Repurchase of ordinary shares	—	—	(16,963)	(2,695)
Proceeds from issuance of common stocks upon initial public offering, net of payment for offering cost	257,351	(8,311)	—	—

Net cash generated from (used in) financing activities	293,553	(52,167)	(62,191)	(9,881)

Effect of foreign exchange rate changes on cash	—	(6,545)	(4,865)	(773)

Net increase (decrease) in cash and cash equivalents	269,421	(159,436)	(12,437)	(1,976)
Cash and cash equivalents at the beginning of year	81,837	351,258	191,822	30,477

Cash and cash equivalents at the end of year	351,258	191,822	179,385	28,501

Supplemental disclosures of cash flow information:
Interest expense paid	(4,563)	(6,987)	(2,880)	(458)
Income tax paid	(15,292)	(17,671)	(13,436)	(2,135)
Supplemental disclosures of non-cash activities:
Acquisition of property, plant and equipment included in accrued expenses and other payables	343	443	3,255	517
Accretion of Series A convertible redeemable preference shares	13,886	—	—	—
Accretion of interest for long-term payable	742	742	742	118
Initial public offering costs included in accrued expenses and other payables	8,311	—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

On December 20, 2007, the Company issued convertible redeemable preference shares to two investors (Note 17).

On December 9, 2009, the Company completed its initial public offering of 4,526,979 American Depositary Shares (“ADS”) at US$9.0 per ADS. Each ADS comprises eight ordinary shares. The net proceeds to the Company from the offering amounted to RMB239,629,419 (US$38,073,280), net of issuance costs paid and payable.

The Company and its subsidiaries and variable interest entity (the “VIE”) (collectively, the “Group”) are principally engaged in research, development, manufacture and distribution of pharmaceutical products in the People’s Republic of China (the “PRC”).

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

1.	BASIS OF PRESENTATION (CONT’D)

As of December 31, 2011, the consolidated financial statements of the Company include the following subsidiaries:

Name	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of shareholding/ownership			Principal activities
			December 31 2010 and 2011
			Direct	Indirect
Surplus International Investments Limited (“Surplus International”)	August 26, 2005	Hong Kong	100%	—		Investment holding

Liaoning Nuokang Bio-Pharmaceutical Co., Ltd. (“Liaoning Nuokang”)	November 7, 1997	The PRC	—	100%		Sourcing and processing of raw materials for Penglai Nuokang

Shenyang Shouzheng Bio-Technology Co., Ltd. (“Shenyang Shouzheng”)	October 22, 2001	The PRC	—	100%		Performing research and development activities and manufacturing of certain auxiliary raw materials for Penglai Nuokang

Penglai Nuokang Pharmaceutical Co., Ltd. (“Penglai Nuokang”)	June 7, 2002	The PRC	—	100%		Manufacturing of pharmaceutical products

Liaoning Nuokang Medicines Co., Ltd. (“Nuokang Distribution”)	December 3, 1999	The PRC	—	100	%(**)	Distribution of pharmaceutical products

Venomics Hong Kong Limited (“VHK”)	April 28, 2009	Hong Kong	—	93.7	%(*)	Investment holding

*	The Group owns a total of 93.7% equity interest, directly and indirectly, in VHK (93% direct ownership through Nuokang Distribution and 0.7% through a 10% equity interest in VHK’s parent Venomics Pty limited (“VPL”).
**	As discussed in more detail below, Nuokang Distribution had been a VIE of Penglai Nuokang since the date of its incorporation. In June 2011, all the VIE agreements were terminated and Liaoning Nuokang concurrently acquired 100% equity interest of Nuokang Distribution. As a result, Nuokang Distribution ceased to be a VIE of Penglai Nuokang and became the subsidiary of Liaoning Nuokang.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

1.	BASIS OF PRESENTATION (CONT’D)

Due to restrictions placed by PRC rules and regulations on the ability of wholly-owned foreign entities to distribute pharmaceutical products in Chinese market, a series of contractual agreements were entered into in December 2007 so that the Group could conduct certain activities of distributing its pharmaceutical products via Nuokang Distribution, an entity that was established in the PRC on December 3, 1999 and became wholly-owned by Mr. Xue on October 30, 2001. On December 14, 2007, Nuokang Distribution, Mr. Xue and Penglai Nuokang, one of the Company’s wholly-owned subsidiaries, entered into a series of contractual arrangements (the “Reorganization”), including a power of attorney agreement, an exclusive technical support and management consultancy agreement, a business operation restriction agreement, an equity pledging agreement, and an equity purchase agreement (collectively, the “VIE Agreements”), which collectively enabled Penglai Nuokang to: a) exercise effective control over Nuokang Distribution through its ability to exercise all the rights of the underlying equity interests held by Mr. Xue, including voting and transfer rights; b) provide unlimited financial support to Nuokang Distribution for its operations and agree to forego the right to seek repayment in the event Nuokang Distribution fails to repay such funding; c) receive technical support and management consulting fees of 80% of Nuokang Distribution’s profit before tax, which is adjustable at the sole discretion of Penglai Nuokang; and d) have an exclusive option to purchase all or part of the equity interest held by Mr. Xue in Nuokang Distribution, to the extent permitted under PRC law at an amount equal to either (i) the registered capital of Nuokang Distribution at the time of purchase or (ii) the lowest permissible purchase price as set by PRC law. In addition, pursuant to these VIE Agreements, Mr. Xue, as the equity interest holder of Nuokang Distribution a) cannot declare any profit distributions in any form without the prior consent of Penglai Nuokang; b) must remit in full any funds received from Nuokang Distribution to Penglai Nuokang, in the event any distributions are made by Nuokang Distribution; and c) must remit in full to Penglai Nuokang any consideration received from Penglai Nuokang upon the exercise of the equity purchase option.

The following is a summary of the VIE Agreements dated December 14, 2007:

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

1.	BASIS OF PRESENTATION (CONT’D)

Exclusive technical support and management consultancy agreement

Pursuant to the exclusive technical support and management consultancy agreement between Penglai Nuokang and Nuokang Distribution, Penglai Nuokang is to a) provide exclusive technical support and management consultancy services in respect of technology support service, market development, customer maintenance and financing to Nuokang Distribution; and b) provide unlimited financial support to Nuokang Distribution for its operations and agree to forego the right to seek repayment in the event Nuokang Distribution fails to repay such funding. In return, Penglai Nuokang is to receive technical support and management consulting fees of 80% of Nuokang Distribution’s profit before tax, which is adjustable at the sole discretion of Penglai Nuokang. Technical support and management consulting fees associated with this agreement amounted to RMB12,860,249, RMB5,455,540 and RMB3,039,404 (US$482,913) for the years ended December 31, 2009, 2010 and 2011, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

Despite the lack of technical majority ownership, there existed a parent-subsidiary relationship between Penglai Nuokang and Nuokang Distribution through the irrevocable power of attorney agreement, whereby Mr. Xue effectively assigned all of his voting rights underlying his equity interest in Nuokang Distribution to Penglai Nuokang. In addition, through the other aforementioned agreements, Penglai Nuokang demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the expected losses and majority of the profits of Nuokang Distribution. Thus, Penglai Nuokang was also considered the primary beneficiary of Nuokang Distribution. As a result of the above, Nuokang Distribution is consolidated in the Company’s financial statements as required by ASC Subtopic 810-10 (“ASC 810-10”) “Consolidation: Overall.”

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

Due to new developments in PRC rules and regulations which removed some of the aforementioned restrictions, Penglai Nuokang, Nuokang Distribution and Mr. Xue entered into a series of agreements in June 2011 to terminate the VIE Agreements. Simultaneously, Penglai Nuokang designated Liaoning Nuokang to exercise the purchase option to acquire 100% equity interests of Nuokang Distribution from Mr. Xue with a cash consideration of RMB11,736,205 (US$1,864,695). Mr. Xue then remitted in full the consideration received from Liaoning Nuokang to Penglai Nuokang. Nuokang Distribution remains ultimately controlled by the Company through Penglai Nuokang and Liaoning Nuokang, respectively, before and after the termination of VIE Agreements and the Group consolidates Nuokang Distribution after the termination of VIE Agreements under the direct voting interest model in accordance with ASC 810-10.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

1.	BASIS OF PRESENTATION (CONT’D)

The following tables set forth the assets, liabilities and results of operations of the VIE and its subsidiary included in the Company’s consolidated balance sheets and statements of operations:

As of December 31,
2010
(RMB’000)

Total assets	227,651
Current	176,279
Non-current	51,372

Total liabilities	218,769
Current	217,769
Non-current	1,000

	For the Years Ended December 31,
	2009	2010	2011 (i)
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Total revenue	188,715	202,957	89,818	14,271
Net income	1,997	613	218	35

(i)	For the year ended December 31, 2011, the revenue and net income were for the period ended June 30, 2011 when Nuokang Distribution ceased to be the VIE and started to be consolidated under the direct voting interest model.

In addition, the Group has not provided any financial support that was not previously contractually required to provide during any of the years presented.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

(a)	Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries and the VIE. All significant inter-company transactions and balances between the Company, its subsidiaries and the VIE are eliminated upon consolidation. Results of acquired subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

(b)	Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant estimates reflected in the Group’s consolidated financial statements include, but are not limited to, the recoverability of the carrying amount and estimated useful lives of long-lived assets, allowance for accounts receivable and other receivables, realizable values for inventories, valuation allowance of deferred tax assets, purchase price allocation of its acquisitions and share-based compensation expenses. Changes in facts and circumstances may result in revised estimates. Actual results could differ from these estimates.

(c)	Foreign Currency

The functional currency of the Group is the Renminbi (“RMB”) as determined based on the criteria of ASC Topic 830 “Foreign Currency.” The reporting currency of the Group is also the RMB. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of operations.

Amounts in United States dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.2939 on December 30, 2011 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months.

(e)	Restricted Cash

Restricted cash consists of cash reserved in an account at a third party agent to repurchase the Company’s ordinary shares from the open market based on the resolution passed by its Board of Directors (Note 18(c)).

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(f)	Accounts Receivable

Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded in the period when loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. An accounts receivable is written off after all collection efforts have ceased.

(g)	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by the weighted average method. Costs of raw materials and consumables and packaging materials are based on purchase costs while costs of work-in-progress and finished goods comprise direct materials, direct labor and an allocation of manufacturing overhead costs. The Group provides inventory allowances when conditions indicate that the selling price is less than cost due to physical deterioration, usage, obsolescence and reductions in estimated future demand.

(h)	Property, Plant and Equipment

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings	8 - 20 years
Plant and machinery	5 - 10 years
Motor vehicles	4 - 5 years
Furniture, fixtures and office equipment	3 - 10 years

Repair and maintenance costs are charged to expense when incurred, whereas the costs of renewals and betterment that extend the useful life of property, plant and equipment are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and related accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of operations.

Property, plant and equipment that are purchased or constructed which require a period of time before the assets are ready for their intended use are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including installation costs and interest costs. The capitalization of interest costs commences when expenditures for the asset have been made, activities that are necessary to get the asset ready for its intended use are in progress and interest cost is being incurred. The capitalization period ends when the asset is substantially complete and ready for its intended use. Total interest costs incurred were RMB3,326,579 and RMB7,146,932 for the years ended December 31, 2009 and 2010, respectively, out of which nil was capitalized. Total amount of interest costs incurred was RMB3,170,441 (US$ 503,732) for the year ended December 31, 2011, out of which RMB296,940 (US$47,179) was capitalized.

Certain buildings form part of the purchase consideration payable pursuant to an equity purchase agreement and are expected to be transferred to a third party eight years after the acquisition date at their then fair value. Such buildings are therefore depreciated over eight years with a residual value of RMB4,515,000 (US$717,361), which is the estimated fair value of such buildings eight years from the acquisition date (Note 4).

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(i)	Land Use Rights and Intangible Assets

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

One of the Group’s land use rights forms part of the purchase consideration payable pursuant to an equity purchase agreement and is expected to be transferred to a third party eight years after the acquisition date at its then fair value. Such land use right is therefore amortized over eight years with a residual value of RMB5,821,000 (US$924,864), which is the estimated fair value of such land use right eight years from the acquisition date (Note 4).

Intangible assets represent purchased technical know-how and certain exclusive distribution rights and are stated at the acquisition cost less accumulated amortization. Amortization expense is recognized using the straight-line method over the estimated useful life and is included as a cost of revenue.

Technical know-how includes (i) intangible assets acquired from the acquisition of non-controlling interest in Penglai Nuokang (Note 4) for one of the Group’s major products, (ii) technical know-how acquired from the acquisition of VHK, and (iii) developed new drug technologies purchased from third parties. Developed new drug technologies are recorded as intangible assets only if regulatory approval from the State Food and Drug Administration of China (“SFDA”) has been obtained or when the re-registration of the developed new drug technology with the SFDA by the Group in its name is determined to be reasonably assured or perfunctory. The amortization of such intangible assets will not commence until the technology has been re-registered with the SFDA and hence ready for its intended use. Refundable deposits paid for new drug technologies for which recoverability is reasonably assured are classified as prepayments and other receivables.

Exclusive distribution rights are purchased from third parties.

The estimated useful economic lives of the identifiable long-lived assets acquired are as follows:

Land use rights	8 - 50 years
Technical know-how	9 - 14 years
Exclusive distribution rights	10 years

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(j)	Investment

In accordance with ASC subtopic 325-20 (“ASC 325-20”), “Investments-Other: Cost Method Investments”, for investments in an investee over which the Group does not have significant influence, the Group carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidences of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in the consolidated statements of operations equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

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

The Group evaluates its long-lived assets or asset groups for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the asset or asset group to future undiscounted net cash flows expected to result from the use of such asset or asset group and its eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the asset or asset group, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset or asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset, when the market prices are not readily available. No impairment of long-lived assets was recognized for any of the periods presented.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(l)	Fair Value of Financial Instruments

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, short-term investments, bills receivable, other receivables, bank loans, accounts payable, bills payable, income tax payable and other payables, approximate their fair values because of the short maturity of these instruments. The fair value of the long-term payable is determined based on the discounted cash flow model using the discount curve of market interest rates. The share-based compensation liability is initially recognized at fair value on the date of grant and is subsequently remeasured at the end of each reporting period until the initial public offering, which results in the share-based payments being classified as equity awards.

(m)	Revenue Recognition

The Group records revenue when the criteria of ASC 605 “Revenue Recognition” are met. The Group recognizes revenue from the sale of pharmaceutical products when all of the following criteria are met: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred; 3) the sales price is fixed or determinable; and 4) collectability is reasonably assured. More specifically, the Group’s sales arrangements are evidenced by individual sales agreements or purchase orders based on master sales agreements. The customer takes title and assumes the risks and rewards of ownership of the products upon delivery of the products, which generally occurs at destination point. The product sales price stated in the sales contract or purchase order is final and not subject to adjustment. The Group’s products are subject to price control by the PRC government. The maximum prices of the products are published by the PRC price administration authorities from time to time. Any changes in product pricing announced by the PRC price administration authorities affect future sales transactions and do not impact sales that have already occurred, including those for which revenues have not yet been collected. There are no general rights of return on delivered products. No price protection is granted to customers. The Group assesses a customer’s creditworthiness before accepting sales orders. Based on the above, the Group records revenue upon delivery of the product to its customers.

Revenue is recognized net of all value-added taxes imposed by governmental authorities and collected from customers concurrent with revenue-producing transactions.

The Group has not offered any significant discounts or rebates to its customers nor does it provide for refunds in its sales contracts with customers.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(n)	Cost of Revenue

Cost of revenue includes direct and indirect production costs, as well as shipping and handling costs for products sold.

Upon the Reorganization, Penglai Nuokang is subject to business tax and other surcharges on the revenues earned for technical support and management consulting services provided to Nuokang Distribution, the Group’s VIE, pursuant to the VIE agreements (Note 1). The current applicable rate of business tax is 5%. Such business tax and other surcharges are accrued and charged to cost of revenues as the related technical support and consulting services are received from the VIE. No such business tax or other surcharges were incurred after June 2011, when the VIE agreements, including the exclusive technical support and management consultancy agreement between Penglai Nuokang and Nuokang Distribution, were terminated and 100% equity interest of Nuokang Distribution was acquired by Liaoning Nuokang.

(o)	Research and Development Costs

Research and development costs consist of personnel-related expenses for internal research and development activities or costs incurred for research and development activities performed by third party service providers. Research and development costs are expensed as incurred.

(p)	Advertising Expenditures

Advertising expenditures are expensed as incurred. Advertising expenditures, included in sales, marketing and distribution expenses, amounted to RMB5,913,578, RMB11,213,865 and RMB13,968,858 (US$2,219,428) for the years ended December 31, 2009, 2010 and 2011, respectively.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(q)	Government Grants

Government grants are provided by the relevant PRC municipal government authorities to reward the Group for the business achievements, to subsidize the cost of certain research and development projects, construction of property, plant and equipment or to reimburse the interest expenses for the bank loans borrowed to finance the construction of property, plant and equipment. The amount of such government grants are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive these government grants in the future. Government grants are initially deferred and subsequently recognized in the statement of operations when the Group has complied with the conditions or performance obligations attached to the related government grants, if any, and the grants are no longer refundable. Grants that subsidize the cost of research and development expenses are recorded as a reduction of the related research and development expenses. Grants that subsidize the construction cost of property, plant and equipment are amortized over the life of the related assets, when operational, as a reduction of the related depreciation expense. To the extent the grants that reimburse the interest expenses for the bank loans borrowed to finance the construction of property, plant and equipment are capitalized, the grants are regarded as a reduction of capitalized interests, and are amortized over the life of the related assets, when operational, as a reduction of the related depreciation expense. The non-capitalized grants that reimburse the interest expenses for the bank loans borrowed are recorded as a reduction of interest expenses. Grants that are rewarded to the Group for business achievements are recorded as other income upon receipts when the Group has no requirement to comply with the conditions or performance obligations attached to the related government grants.

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

Effective January 1, 2007, the Group adopted ASC 740 “Income Taxes.” ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has elected to classify interest and penalties related to an uncertain position, if and when required, as part of “interest expenses” and “other expenses”, respectively, in the consolidated statements of operations. No such amounts have been incurred or accrued through December 31, 2011 by the Group.

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

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(t)	Share-based Compensation

Share options granted to employees and non-employees are accounted for under ASC 718 “Compensation-Stock Compensation” and ASC 505-50 “Equity Based Payments to Non-Employees.”

In accordance with ASC 718, the Group determines whether a share option should be classified and accounted for as a liability award or an equity award. All grants of share options to employees classified as equity awards are recognized in the financial statements based on their grant date fair values. The Group has elected to recognize compensation expenses using the straight-line method for share options granted with service conditions that have a graded vesting schedule.

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

Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award. Cancellation of an award not accompanied by the concurrent grant of or an offer to grant a replacement award is accounted for as a repurchase for no consideration. Accordingly, there is no reversal of previously recognized compensation cost, and any previously measured but unrecognized cost is accelerated at the cancellation date.

The binomial option pricing model is applied in determining the fair value of the options granted to employees, while the Black-Scholes pricing model is utilized in determining the fair value of the options granted to non-employees.

The Group records share-based compensation expense for awards granted to non-employees in exchange for services at fair value in accordance with the provisions of ASC subtopic 505-50. For the awards granted to non-employees, the Group has recorded expenses equal to the fair value of the share options at the initial public offering date as the measurement date was determined to be the initial public offering date.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(u)	Leases

Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. The Group has no capital lease for any of the periods presented.

(v)	Net Income (Loss) per Share

In accordance with ASC 260 “Earnings Per Share”, basic income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year. Diluted income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the year. Ordinary share equivalents consist of incremental ordinary shares resulting from the assumed exercise of the share options or the grant of restricted stock units (Note 21), using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted income (loss) per share if their effects would be anti-dilutive.

(w)	Share Repurchase Program

Pursuant to a Board of Directors’ resolution on March 15, 2011, the Group’s management is authorized to repurchase up to US$5 million of the Company’s ADSs. For the year ended December 31, 2011, the Company repurchased of 4,856,472 ordinary shares (607,059 ADSs) under this plan for a consideration of RMB16,962,270 (US$2,695,033).

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(x)	Comprehensive Income (loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Group did not have any other component of comprehensive income except for net income (loss) for the years ended December 31, 2009, 2010 and 2011.

(y)	Segment Reporting

The Group follows ASC 280 “Segment Reporting” for its segment reporting.

The Group operates and manages its business as a single segment as the Group’s chief operating officer relies upon consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. As the Group’s long-lived assets are all located in the PRC and revenues are all derived from the PRC, no geographical segments are presented.

(z)	Employee Benefit

The full-time employees of the Company’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits. These entities are required to accrue for these benefits based on certain percentages of the employees’ salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make contributions to the state-sponsored plans out of the amounts accrued. The total amounts for such employee benefits, which were expensed as incurred, were RMB4,450,133, RMB4,637,581 and RMB5,048,285 (US$802,092) for the years ended December 31, 2009, 2010 and 2011, respectively.

(aa)	Recent Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04 (“ASU 2011-04”), “Fair Value Measurement” (“ASC 820”) which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. The Group will adopt ASU 2011-04 beginning January 1, 2012 and does not expect the adoption to have a material impact on its consolidated financial statements and disclosures.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(aa)	Recent Accounting Pronouncements (cont’d)

In June 2011, the FASB issued ASU No. 2011-05 (“ASU 2011-05”), “Comprehensive Income (Topic 220), Presentation of Comprehensive Income”, which eliminates the current option to report other comprehensive income (“OCI”) and its components in the statements of shareholders’ equity. Instead, an entity will be required to present items of net income and OCI in one continuous statement or in two separate, but consecutive, statements. In December 2011, the FASB issued ASU No. 2011-12 (“AUS 2011-12”), “Comprehensive Income (Topic 220), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.” This ASU defers the ASU 2011-05 requirement that companies present reclassification adjustments for each component of OCI in both net income and OCI on the face of the financial statements and the requirement to report reclassification adjustments in interim periods. The amendments in ASU 2011-05 and ASU 2011-12 should be applied retrospectively and are effective for fiscal years and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The Group will adopt ASU 2011-05 beginning January 1, 2012 and does not expect the adoption to have a material impact on its consolidated financial statements and disclosures.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

3.	CONCENTRATION OF RISK

(a)	Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, bills receivables and other receivables. As of December 31, 2010 and 2011, RMB150,437,950 and RMB141,405,411 (US$22,467,057), respectively, were deposited with major financial institutions located in the PRC, and US$11,320,812 and US$6,034,320 (RMB37,979,407), respectively, were deposited with the major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Company has deposits has increased. In the event of bankruptcy of one of the banks which holds the Company’s deposits, it is unlikely for the Company to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

With respect to accounts receivable, the Group conducts credit evaluations of its customers but does not require collateral or other forms of security from its customers. The Group makes an allowance for doubtful accounts primarily based on the age of receivables and factors surrounding the credit risk of specific customers.

For bills receivable, the Group will only accept selected bank acceptance bills issued by large or medium sized commercial banks in the PRC, and with maturity periods normally not more than 6 months. The default risk from these bank acceptance bills is considered low as PRC capital market is highly regulated and bankruptcy or default of PRC financial institutions should be rare. Historically, the Group has experienced no losses on bills receivable.

(b)	Concentration of customers

The Group sells its products to pharmaceutical distributors in the PRC and sales to distributors account for substantially all of the Group’s revenues. The Group does not have long-term distribution agreements and competes for desired distributors with other pharmaceutical manufacturers. Consequently, maintaining relationships with existing distributors and replacing distributors may be difficult and time-consuming. Any disruption of the Group’s distribution network, including its failure to renew existing distribution agreements with desired distributors, could negatively affect its ability to effectively sell its products and could materially and adversely affect its business, financial condition and results of operations. For the years ended December 31, 2009 and 2010, one single customer contributed 27% and 26% of the Group’s total revenues, respectively. For the year ended December 31, 2011, two single customers contributed, on an individual basis, 20% and 11% of the Group’s total revenues, respectively.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

3.	CONCENTRATION OF RISK (CONT’D)

(b)	Concentration of customers (Cont’d)

The Group derives substantially all of its revenue from the sales of one product, namely Hemocoagulase Atrox for Injection, or “Baquting.” Sales of Baquting accounted for 94%, 94% and 95% of the Group’s revenues for the years ended December 31, 2009, 2010 and 2011, respectively. As the Group expects the sales of Baquting to continue to comprise a substantial portion of revenues in the future, any factors adversely affecting the sales of this product will have a material adverse effect on the Group’s business, financial condition and results of operations.

(c)	Concentration of suppliers

A significant portion of the Group’s raw materials are sourced from its five largest suppliers who collectively accounted for 40%, 54% and 43% of the total raw material purchases for the years ended December 31, 2009, 2010 and 2011, respectively. For the years ended December 31, 2009, 2010 and 2011, two single suppliers contributed, on an individual basis, 15% and 10%, 24% and 12%, 14% and 11% of the Group’s total purchase, respectively.

Failure to develop or maintain the relationships with these suppliers may cause the Group to be unable to manufacture its products. Any disruption in the supply of raw materials to the Group may adversely affect the Group’s business, financial condition and results of operations.

(d)	Price Control

Certain medical products sold in the PRC are subject to retail price controls in the form of fixed prices or price ceilings. The fixed prices or the price ceilings of such medicines are published by the national and provincial price administration authorities from time to time. Although the Group sells its products through distributors, the controls over retail prices could have a corresponding effect on the wholesale prices. The prices of medicines that are not subject to price controls are determined freely at the discretion of the respective pharmaceutical companies, subject, in certain cases, to notification to the provincial pricing authorities. Certain of the Group’s products, including its main product, Hemocoagulase Atrox for Injection, are subject to price controls and accordingly, the price of such products could not be increased at the Group’s discretion above the relevant controlled price ceiling without prior governmental approval. In addition, the price of such products may also be adjusted downward by the relevant government authorities in the future. Such price controls, especially potential downward price adjustments, may negatively affect the Group’s revenue and profitability.

In addition, in order to access certain local or provincial-level markets, the Group is required to enter into competitive bidding processes for certain products, including its main product, every year or every other year with a pre-defined price range. The competitive bidding in effect sets price ceilings for the Group’s products, thereby limiting its profitability.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

3.	CONCENTRATION OF RISK (CONT’D)

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

4.	ACQUISITION OF NON-CONTROLLING INTEREST

Since its establishment in 2002, Penglai Nuokang was controlled by Mr. Xue through his 60% equity interest, with the remaining 40% non-controlling interest held by a third party owner, Ronghai Group Beihai Co., Ltd. (“Ronghai Group”). Pursuant to an equity purchase agreement (the “Agreement”) entered into on August 22, 2006 (which was also determined to be the acquisition date), Mr. Xue acquired the remaining 40% equity interest in Penglai Nuokang from Ronghai Group in exchange for RMB4,000,000 (the “Equity Purchase Consideration”). On August 23, 2006, Mr. Xue transferred his 100% equity interests in Penglai Nuokang to the Group for RMB10,000,000, which was accounted for as a legal reorganization of entities under common control in a manner similar to a pooling of interest using historical cost. The carrying values of the assets and liabilities of Penglai Nuokang transferred to the Group were comprised of (i) historical carrying values of the assets and liabilities underlying the original 60% equity interest held by Mr. Xue in Penglai Nuokang, and (ii) fair values of the assets and liabilities underlying the remaining 40% equity interest acquired from Ronghai Group on August 22, 2006 using the purchase method, pursuant to ASC Subtopic 805, “Business Combinations.” The Group consolidated the financial position and results of operations of Penglai Nuokang from the inception of Penglai Nuokang, the date when common control was established in accordance with ASC Subtopic 805.

The Agreement called for (a) a land use right and certain property, plant and equipment (collectively the “Manufacturing Assets”) held by Penglai Nuokang to be transferred to Shandong Penglai Pharmaceutical Plant (“SDPP”), a wholly-owned subsidiary of Ronghai Group, in exchange for RMB13,900,000 (the “Manufacturing Assets Payment”); and (b) a right for Penglai Nuokang to continue to use those Manufacturing Assets for an initial period of eight years in exchange for total consideration of RMB14,100,000 (the “Manufacturing Assets Use Right Payment”), with a payment in the range of RMB1,600,000 to RMB1,800,000 per annum.

According to the Agreement, the Equity Purchase Consideration and the Manufacturing Assets Payment shall be settled on a net basis, with the net balance of RMB9,900,000 (“Net Manufacturing Assets Payment”) payable at anytime within ten years from the date of the Agreement at the discretion of SDPP. The Net Manufacturing Assets Payment and Manufacturing Assets Use Right Payment will also be settled on a net basis. As a result, there will be no exchange of cash consideration until 2012 between the Group and SDPP relating to the above-mentioned transactions.

The Manufacturing Assets are currently pledged as security for certain bank loans of Penglai Nuokang (Note 14), and therefore, the Agreement restricts Ronghai Group from selling or otherwise disposing of the Manufacturing Assets without the consent of Penglai Nuokang within the contractual period. The original eight-year contractual period over which Penglai Nuokang can use the Manufacturing Assets can be extended for a fee to be negotiated between Penglai Nuokang and SDPP at the time of extension. At the end of the initial eight–year contractual period or, if extended, at the end of the extended period, the title and ownership of certain intellectual properties currently owned by Penglai Nuokang shall be automatically transferred to SDPP for no consideration in addition to the Manufacturing Assets. Both Penglai Nuokang and SDPP can early terminate the right to use the Manufacturing Assets during the eight-year period, though the terminating party will be obligated to pay the other party at the time of termination a penalty of RMB1,000,000 for each year of the remaining eight years. Since Penglai Nuokang has continuing involvement in the Manufacturing Assets, the transaction does not qualify for sales-leaseback accounting pursuant to FASB ASC 840, “Lease”, and the Group continues to carry the assets on its consolidated balance sheet and depreciate and amortize such assets to the end of the eight-year contractual period. The Manufacturing Assets will be transferred to the SDPP at the end of the eight years, and the expected residual value of the Manufacturing Assets at the date of the acquisition was determined to be equal to their fair value at the end of the eight years.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

4.	ACQUISITION OF NON-CONTROLING INTEREST (CONT’D)

The purchase of the 40% non-controlling interest from Ronghai Group was accounted for as a step acquisition using the purchase method for a total purchase consideration of RMB8,209,000, which equals the sum of (i) the present value of the Manufacturing Assets Use Right Payment less the Net Manufacturing Assets Payment; and (ii) the present value of the fair value at the end of eight years of the Manufacturing Assets to be given up. The Group determined the fair value of aforementioned certain intellectual properties to be insignificant.

The total purchase consideration is recorded as a long-term payable on the balance sheet with accreted interest charged to the consolidated statement of operations over the initial eight-year contractual period.

However, due to recent regulatory change in 2011, it became impracticable for Penglai Nuokang to transfer the title and ownership of the aforementioned certain intellectual properties to SDPP in the future. Consequently, in December 2011, Penglai Nuokang, together with Mr. Xue, entered into supplementary agreements (the “Supplementary Agreements”) with SDRB and SDPP to clarify that all the clauses in the Agreement entered in 2006 remain effective through December 31, 2014, but will be terminated and have no binding force thereafter, except that (a) Penglai Nuokang shall pay SDPP a cash consideration of RMB12,100,000 (US$1,922,496) to be released from the obligation of transferring the aforementioned certain intellectual properties and (b) Penglai Nuokang agreed to increase the annual payments for its use of the Manufacturing Assets for the period from January 1, 2012 to December 31, 2014 from RMB1,600,000 per annum to RMB2,100,000 per annum.

Accordingly, pursuant to the Supplementary Agreements, Penglai Nuokang will no longer have the continuing involvement with the Manufacturing Assets after December 31, 2014, as Penglai Nuokang shall no longer have the right to pledge the Manufacturing Assets for its bank loans or the right to require SDPP to obtain its consent before SDPP sells or otherwise disposes of the Manufacturing Assets. As a result, the Manufacturing Assets will be considered sold and de-recognized from the balance sheet of the Group as of December 31, 2014.

The cash consideration of RMB12,100,000 (US$1,922,496) and the present value of RMB1,320,594 (US$209,821) for the increase in the annual payments for the period from January 1, 2012 to December 31, 2014 were deemed to be payments made by Penglai Nuokang to settle the potential claim from SDPP in connection with the aforementioned intellectual properties, and were included in “other losses” for the year ended December 31, 2011.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

5.	ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2010	2011
	(RMB’000)	(RMB’000)	(US$’000)

Accounts receivable	132,898	61,161	9,718
Less: Allowance for doubtful accounts	(394)	(394)	(63)

	132,504	60,767	9,655

As of December 31, 2010 and 2011, all accounts receivable were due from third party customers.

There was no movement in the allowance for doubtful accounts during the years presented.

6.	BILLS RECEIVABLE

To reduce the Group’s credit risk, the Group has required certain customers to pay for the purchase of the Group’s products using bills receivable. Bills receivable represent short-term notes receivable endorsed by financial institutions in the PRC that entitle the Group to receive the full face amount from the financial institutions at maturity, which generally ranges from three to six months from the date of issuance. Historically, the Group has experienced no losses on bills receivable.

For the years ended December 31, 2009, 2010 and 2011, the Group entered into arrangements with unrelated commercial banks on certain of its bills receivable in return for cash at a discount of their carrying value. These transactions are recorded as a reduction to bills receivable with the difference between cash received and the carrying value of the bills receivable recorded as interest expense in the consolidated statement of operations. For the years ended December 31, 2009, 2010 and 2011, interest expense related to these transactions amounted to RMB633,341, RMB578,021 and RMB113,680 (US$18,062), respectively.

7.	INVENTORIES

Inventories consist of the following:

	As of December 31,
	2010	2011
	(RMB’000)	(RMB’000)	(US$’000)

Raw materials	1,440	1,779	283
Work-in-progress	9,997	5,521	877
Finished goods	3,537	6,511	1,035
Consumables and packaging materials	1,815	2,035	323

	16,789	15,846	2,518

The amounts of write-down of inventories recognized as an expense in cost of revenue for the years ended December 31, 2009, 2010 and 2011 were RMB51,491, RMB13,891 and RMB126,755 (US$20,139), respectively.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

8.	PREPAYMENTS AND OTHER RECEIVABLES

Prepayments consist of the following:

	As of December 31,
	2010	2011
	(RMB’000)	(RMB’000)	(US$’000)

Prepayment for raw materials and trading products (i)	9,135	14,903	2,368
Prepaid research and development costs	2,210	2,977	473
Prepaid advertising expenses	4,517	140	22

	15,862	18,020	2,863

Other receivables consist of the following:

	As of December 31,
	2010	2011
	(RMB’000)	(RMB’000)	(US$’000)

Receivables due from a third party (ii)	—	8,600	1,366
Other receivables	2,106	3,495	555
Deposits	242	2,076	330
Staff advances	1,906	1,632	259

Less: Allowance for doubtful accounts (ii)	—	(8,600)	(1,366)

	4,254	7,203	1,144

(i)	Prepayment for raw materials and trading products represents non-interest-bearing cash deposits paid to suppliers for future purchases of raw materials and trading products. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and monitored for recoverability on a regular basis by the Group. A charge to cost of revenue will be recognized in the period in which the advances are determined to be unrecoverable. To date, the Group has not experienced any loss on prepayment for raw materials and trading products.
(ii)	On January 4, 2010, the Group entered into a construction agreement with a third party (“the Contractor”) to renovate and upgrade the workshop in Liaoning Nuokang and prepaid RMB8,600,000 (US$1,366,402). The project was never started due to the change of plan. On February 11, 2011, the two parties agreed to terminate the project and the Contractor was required to refund the prepayment before April 20, 2011. As of December 31, 2011, such amount was still outstanding and the Group estimated that the collectability was remote and made full provision of allowance, which was charged into general and administrative expenses for the year ended December 31, 2011.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

9.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As of December 31,
	2010	2011
	(RMB’000)	(RMB’000)	(US$’000)

Buildings	141,959	145,032	23,043
Plant and machinery	38,436	36,842	5,854
Motor vehicles	7,935	7,873	1,250
Furniture, fixtures and office equipment	5,084	4,310	685

	193,414	194,057	30,832
Less: Accumulated depreciation	(37,884)	(49,282)	(7,830)

	155,530	144,775	23,002
Construction in progress (i)	256	69,396	11,026

	155,786	214,171	34,028

(i)	The increase in Construction in progress mainly represented the costs incurred for the new plant construction project in Shandong Province, PRC by Penglai Nuokang to increase the manufacturing capacity. The construction project started in April 2011 and is expected to be completed by the end of 2012.

Depreciation expenses were RMB10,661,737, RMB12,158,581 and RMB12,622,728 (US$2,005,550) for the years ended December 31, 2009, 2010 and 2011, respectively, and were included in the following captions:

	For the Years Ended December 31,
	2009	2010	2011
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Cost of revenue	5,634	7,134	7,483	1,189
Research and development costs	952	1,008	1,004	160
Selling, marketing and distribution expenses	211	163	135	21
General and administrative expenses	3,865	3,854	4,001	636

	10,662	12,159	12,623	2,006

As of December 31, 2010 and 2011, certain buildings with carrying value of RMB107,171,219 and RMB5,956,185(US$946,342), respectively, were pledged as securities for the Group’s short-term bank loans (Note 14).

As of December 31, 2010 and 2011, certain buildings with carrying value of RMB5,385,196 and RMB5,147,930(US$817,924), respectively, formed part of the purchase consideration payable pursuant to an equity purchase agreement and were expected to be transferred to SDPP, a wholly-owned subsidiary of the former non-controlling owner of Penglai Nuokang, in year 2014 (Note 4).

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

10.	LAND USE RIGHTS, NET

	As of December 31,
	2010	2011
	(RMB’000)	(RMB’000)	(US$’000)

Cost
Beginning of year	28,237	38,392	6,100
Additions	10,155	—	—

End of year	38,392	38,392	6,100

Accumulated amortization
Beginning of year	(2,025)	(2,592)	(412)
Charge for the year	(567)	(679)	(108)

End of year	(2,592)	(3,271)	(520)

Net book value, end of year	35,800	35,121	5,580

As of December 31, 2010 and 2011, land use right with carrying value of RMB20,720,033 and RMB5,856,399(US$930,488), respectively, was pledged as securities for the Group’s short-term bank loans (Note 14).

As of December 31, 2010 and 2011, certain land use right with carrying value of RMB5,867,564 and RMB5,856,399(US$930,488), respectively, formed part of the purchase consideration payable pursuant to an equity purchase agreement and was expected to be transferred to SDPP, a wholly-owned subsidiary of the former non-controlling owner of Penglai Nuokang, in year 2014 (Note 4).

For each of the next five years starting from January 1, 2012, annual amortization expenses of the land use rights is expected to be RMB679,420 (US$107,949).

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

11.	INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	As of December 31,
	2010	2011
	(RMB’000)	(RMB’000)	(US$’000)

Technical know-how	10,745	10,745	1,707
Exclusive distribution rights	16,000	16,000	2,542
Less: Accumulated amortization	(3,158)	(5,533)	(879)

	23,587	21,212	3,370

As of December 31, 2011, the outstanding balances of technical know-how and the exclusive distribution rights were RMB6,812,150 (US$1,082,342) and RMB14,400,000 (US$2,287,929), respectively. As of December 31, 2010 and 2011, technical know-how with a carrying amount of RMB2,180,000 (US$346,367) is not subject to amortization as such technical know-how has not yet been re-registered with SFDA and has not been put into use (Note 2(i)). The re-registration with SFDA is expected to be completed by December 31, 2012.

For each of the next five years starting from January 1, 2012, annual amortization expenses of the intangible assets is expected to be RMB2,375,547 (US$377,436).

12.	SHORT TERM INVESTMENTS AND OTHER INVESTMENTS

Short-term investments

During the year ended December 31, 2010, the Group made fixed-rate investments of USD3,000,000 and RMB10,000,000, respectively (i.e. time deposits in commercial banks and financial institutions with original maturity of over three months but less than one year). As of December 31, 2010, the amortized cost and the fair value of such time deposits were RMB29,868,100 and RMB29,941,573 with an unrealized gain of RMB73,473. Such short-term investments have been collected upon the maturity with gain recognized in the amount of RMB229,251 (US$36,424) in 2011.

Other investments

Other investments at each year end comprised of:

			As of December 31,
			2010	2011
			(RMB’000)	(RMB’000)	(US$’000)

Non-current:
Investment in unlisted equity, at cost	(i	)	3,414	3,414	542

			3,414	3,414	542

(i)	The Group subscribed 125,000 shares of VPL, representing 10% of authorized capital of VPL, on September 23, 2009 for cash consideration of US$500,000. The Group does not have the ability to exercise significant influence over VPL and the investment was accounted for under cost method. To date, the Group has not recognized any impairment losses on its investments.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

13.	PREPAYMENTS (NON-CURRENT)

		As of December 31,
		2010	2011
		(RMB’000)	(RMB’000)	(US$’000)

Prepayment for the exclusive distribution right	(i)	10,000	10,000	1,589
Prepayments for equipment and construction cost	(ii)	27,713	2,884	458
Prepayment for the intangible assets	(iii)	—	3,000	477

		37,713	15,884	2,524

(i)	The Group entered into an exclusive distribution agreement with a third party vendor to market and distribute a new drug product. In accordance with the agreement dated August 10, 2010, a deposit of RMB10,000,000 (US$1,588,840) was paid by the Group for the exclusive distribution right. The contract shall remain in force for five years from the first product shipment received. Agreement may be extended thereafter for successive periods of two years. If the contract has not taken effect within five years from the contract signing date, the Group is entitled to receive a refund of RMB5 million. As of December 31, 2011, the contract had not yet become effective since the vendor has not yet delivered first shipment. To date, there has been no indicator of impairment.
(ii)	This represents the prepayments for purchase of equipment and construction materials.
(iii)	In December 2011, the Group and a third party (“counterparty”) entered into a technology transfer agreement, pursuant to which the counterparty agreed to transfer the medicine license of one new drug product to the Group for the total consideration of RMB16,000,000 (US$2,542,144). In accordance with the agreement dated December 1, 2011, a deposit of RMB3,000,000 (US$476,652) was prepaid by the Group for the technology transfer. The transfer is expected to take place over one year from December 31, 2011.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

14.	SHORT-TERM BANK LOANS

The short-term bank loans denominated in RMB carry a balance of RMB47,000,000 and RMB7,000,000 (US$1,112,188) as of December 31, 2010 and 2011, respectively. All short-term loans were from third party commercial banks, which bore interest at fixed interest rates between 5.310% and 7.216%. The weighted average interest rates of the Group’s short-term bank loans outstanding as of December 31, 2010 and 2011 were 6.424% and 7.216% per annum, respectively. These short-term bank loans had terms of one year and expired at various times throughout the year. These short-term bank loans contain no specific renewal terms and the extension is dependent on the negotiation between the Group and the banks.

None of the short-term bank loan agreements had financial covenants.

Bank loans were secured/guaranteed by the following:

2010	2011		Secured/Guaranteed by
(RMB’000)	(RMB’000)	(US$’000)

40,000	—	—	Secured by certain of the Group’s property, plant and equipment (Note 9), a land use right (Note 10) and guaranteed by Mr. Xue (Note 22)

7,000	7,000	1,112	Secured by certain of the Group’s Manufacturing Assets (Note 4), which comprised of certain property, plant and equipment (Note 9) and a land use right (Note 10)

47,000	7,000	1,112

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

15.	ACCRUED EXPENSES AND OTHER PAYABLES

	As of December 31,
	2010	2011
	(RMB’000)	(RMB’000)	(US$’000)

Accrued salaries, bonus and welfare expenses (i)	6,574	19,237	3,056
Advance from customers (ii)	4,003	6,191	984
Accrued advertising and consulting expenses	3,376	2,598	413
Value-added tax payable	3,843	2,397	381
Other tax payables	1,445	1,490	237
Payable for purchase of property, plant and equipment	496	726	115
Accrued professional service fees	331	—	—
Others	2,213	2,224	353

	22,281	34,863	5,539

(i)	As of December 31, 2011, the Group accrued for one-off bonuses of RMB11,638,582 (US$1,849,184) to compensate and retain certain key employees and directors for services provided in exploring strategic alternatives during the fourth quarter of 2011, which was included in selling, marketing and distribution expenses or general and administrative expenses for the year ended December 31, 2011.
(ii)	Advance from customers represents the prepayment from customers for finished goods and is non-interest bearing.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

16.	DEFERRED GOVERNMENT GRANTS

During the years ended December 31, 2010 and 2011, the Group received RMB3,570,000 and RMB2,950,000(US$468,708), respectively, in government grants from the relevant PRC government authorities, out of which amounts of RMB720,000 and RMB2,240,000 (US$355,900), respectively, are required to be used towards the construction of the Group’s new manufacturing facilities located in Shenyang City of the PRC. These grants are not otherwise subject to adjustment or refund. The amortization of such government grants related to the Group’s new manufacturing facilities under construction has commenced as the related assets have been ready for use and commenced depreciation.

None of the grants received in years ended December 31, 2010 and 2011 are required to be used to reimburse the interest expense incurred by Liaoning Nuokang on bank loans borrowed to finance one of its research and development projects.

Of the grants received in the year ended December 31, 2011, RMB510,000 (US$81,031), is reserved to pay for the acquisition cost of VHK by Nuokang Distribution. The Group is required to provide the financial statements of VHK for the most recent three fiscal years from the acquisition date to the relevant government authority of the PRC. The Group is also required to provide the operating results of acquisition projects on a semi-annual basis after VHK generates revenue for formal approval by the relevant government authority. As such, these grants will be recognized when the formal approvals are to be obtained.

The remaining portion of the government grants received in the years ended December 31, 2010 and 2011 is required to be used in research and development projects as authorized by the relevant PRC government authorities. The Group is required to provide the results of the underlying research and development projects upon completion, regardless of the result, for formal approval by the relevant government authority. As such, these grants are recognized when the formal approvals are obtained.

Movements in deferred government grants are as follows:

	2010	2011
	(RMB’000)	(RMB’000)	(US$’000)

Balance at beginning of year	19,258	21,621	3,435
Additions	3,570	2,950	469
Amortization as a reduction of interest expense	—	(23)	(4)
Amortization as a reduction of depreciation of manufacturing facilities	(1,207)	(1,363)	(216)

Balance at end of year	21,621	23,185	3,684

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

17.	SERIES A CONVERTIBLE REDEEMABLE PREFERENCE SHARES

The Company and a group of third party investors (the “Investors”) entered into a purchase agreement (the “Purchase Agreement”) on December 20, 2007 (the “Purchase Date”) whereby the Company issued in aggregate 25,796,662 Series A Redeemable Convertible Preference Shares at an issue price of US$0.6590 per share for gross proceeds of US$17,000,000 (RMB124,234,000).

The Preference Shares were classified as mezzanine equity prior to conversion because their redemption was contingent on certain events which were not within the control of the Company. The initial carrying value of the preference shares was accreted using the effective interest method to the redemption amount over the earliest redemption date.

Upon the completion of the IPO on December 9, 2009, all of the Preference Share had been converted into 25,796,662 ordinary shares. Accordingly, the carrying value of the Preference Shares of the date of conversion was reclassified to equity, which resulted in an increase of ordinary shares by RMB88,066 (US$13,992) and additional paid-in capital by RMB140,906,981 (US$22,387,865).

Net accretion charges of RMB13,886,046 (US$2,206,271) were recorded as a reduction of net income available to ordinary shareholders for the year ended December 31, 2009.

18.	SHAREHOLDERS’ EQUITY

(a)	Issuance of new ordinary Shares from IPO

On December 9, 2009, the Company completed its initial public offering of 36,215,832 new ordinary shares, which resulted in an increase of common stocks by RMB123,635 (US$19,644) and additional paid-in capital by RMB239,505,784 (US$38,053,637). All of the Preference Shares had been converted into ordinary shares, which resulted in an increase of common stocks by RMB88,066 (US$13,992) and additional paid in capital by RMB140,906,981(US$22,387,865) (Note 17). All the non-employee stock options had been exercised into ordinary shares, which resulted in an increase of common stocks by RMB3,277(US$521) and additional paid-in capital by RMB3,020,356 (US$479,886) (Note 21).

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

18.	SHAREHOLDERS’ EQUITY (CONT’D)

(b)	Statutory Reserves

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

Additionally, in accordance with the relevant PRC laws and regulations, the Group’s VIE (being as a domestic enterprise) is required to provide statutory general reserve at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

As a result, for the years ended December 31, 2009, 2010 and 2011, RMB10,207,946, RMB5,496,875 and RMB6,974,367 (US$1,108,115), respectively, have been appropriated to the statutory reserves (included retained earnings) by the Group’s PRC subsidiaries. As of December 31, 2010 and 2011, an analysis of the Group’s retained earnings is as follows:

	As of December 31,
	2010	2011
	(RMB’000)	(RMB’000)	(US$’000)

Retained earnings
Restricted – statutory reserves	36,559	43,533	6,917
Unrestricted	137,574	99,647	15,832

	174,133	143,180	22,749

(c)	Repurchase of ordinary shares

On March 15, 2011, the Company announced that its Board of Directors has authorized a share repurchase program in relation to repurchase of the Company’s ordinary shares from the open market up to an aggregate amount of US$5 million. As of December 31, 2011, the Company has repurchased a total 4,856,472 ordinary shares (607,059 ADSs) with consideration of RMB16,962,270 (US$2,695,033). The difference between the par value and the repurchase price is debited to retained earnings, which resulted in a decrease of par value of ordinary shares by RMB15,700 (US$2,494) and retained earnings by RMB16,946,570 (US$2,692,539).

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

19.	INCOME TAXES

The Cayman Islands and Hong Kong

The Company is a tax exempt company incorporated in the Cayman Islands and conducts substantially all of its business through its subsidiaries located in the PRC.

Surplus International, the Group’s wholly-owned subsidiary incorporated in Hong Kong, was subject to Hong Kong corporate income tax rate of 16.5% on the estimated assessable profits arising in Hong Kong. Since Surplus International is an investment holding company, no provision for income tax has been made as it had no assessable profits during the years ended December 31, 2009, 2010 and 2011.

VHK, the Group’s wholly-owned subsidiary incorporated in Hong Kong, is subject to Hong Kong corporate income tax of 16.5% on the estimated assessable profits arising in Hong Kong. No provision for income tax has been made as it had no assessable profits during the years ended December 31, 2009, 2010 and 2011.

PRC

Under the Corporate Income Tax Law and the rules related to implementation of the Corporate Income Tax Law (the “New CIT Law”), the general applicable new Corporate Income Tax rate is 25% from 2008 onwards. Enterprises that are “high and new technology enterprises strongly supported by the State” are entitled to a reduced income tax rate of 15%, subject to approval by, and receipt of a qualification certificate from relevant authorities. The “High and New Technology Enterprises” certificate is subject to annual qualification and tri-annual renewal.

Liaoning Nuokang and Penglai Nuokang have been recognized by relevant authorities as “High and New Technology Enterprises” for each of the tax years from 2008 to 2010 and were subject to a reduced income tax rate of 15%. In 2011, Liaoning Nuokang and Penglai Nuokang renewed their qualification of the “High and New Technology Enterprises” and will continue to be subject at income tax rate of 15% from 2011 to 2013. Shenyang Shouzheng has been recognized as “High and New Technology Enterprises” for each of the tax years from 2010 to 2012.

Furthermore, being recognized as “Foreign Investment Manufacturing Enterprises” in December 2005 and October 2006, Liaoning Nuokang and Shenyang Shouzheng were entitled to full exemption of CIT for the first two years and a 50% reduction in CIT for the following three years (“Tax Holiday”), commencing from January 2006 and January 2007, respectively. Liaoning Nuokang’s CIT rates are 12.5% in 2009 and 2010 and 15% in 2011. Shenyang Shouzheng’s CIT rate is 12.5% from 2009 to 2011. Penglai Nuokang, recognized as a “Foreign Investment Manufacturing Enterprise” in September 2006, was entitled to full exemption from CIT for the first two years and a 50% reduction in CIT for the following three years, commencing from September 2006. Despite the tax holiday started from September 2006, the calendar year 2006 was counted as the first year of such tax holiday. Penglai Nuokang’s CIT rates are 12.5% in 2009 and 2010 and 15% in 2011.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

19.	INCOME TAXES (CONT’D)

Income (loss) before income taxes consists of:

	For the Years Ended December 31,
	2009	2010	2011
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Cayman Islands	(2,850)	(6,815)	(18,702)	(2,971)
Hong Kong	(732)	(1,417)	(3,097)	(492)
The PRC	85,535	64,836	20,327	3,229

	81,953	56,604	(1,472)	(234)

The income tax expense comprises the following:

	For the Years Ended December 31,
	2009	2010	2011
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Current	(18,231)	(10,319)	(15,351)	(2,439)
Deferred	1,373	(287)	2,689	427

	(16,858)	(10,606)	(12,662)	(2,012)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2009, 2010 and 2011 applicable to the PRC operations to income tax expense is as follows:

	For the Years Ended December 31,
	2009	2010	2011
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Income (loss) before income tax expense	81,953	56,604	(1,472)	(234)

Income tax computed at PRC statutory tax rate of 25%	20,488	14,151	(368)	(58)
Non-deductible staff costs	146	—	213	34
Non-deductible entertainment expenses	846	1,160	647	103
Non-deductible share based compensation expense	3,431	2,251	1,986	316
Other non-deductible expenses	4,385	1,289	3,575	568
Effect of differing tax rates in different jurisdiction	713	1,704	4,675	743
Taxable donation income (i)	—	—	2,934	466
Income not subject to tax	(690)	—	—	—
Change of valuation allowance	—	—	7,452	1,183
Tax holiday	(12,169)	(9,556)	(7,559)	(1,201)
Changes in tax rates	(292)	(393)	(893)	(142)

	16,858	10,606	12,662	2,012

(i)	Amount represents the tax liability of the Group due to the taxable donation income of RMB11,736,205 (US$1,864,695) received by Penglai Nuokang from Mr. Xue upon termination of the VIE Agreements in June 2011 (Note 1).

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

19.	INCOME TAXES (CONT’D)

The benefit of the tax holiday per basic and diluted earnings per share is as follows:

For the Years Ended December 31,
	2009	2010	2011
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Basic	RMB 0.123	RMB 0.060	RMB 0.049	USD 0.008

Diluted	RMB 0.122	RMB 0.060	RMB 0.049	USD 0.008

The components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2010	2011
	(RMB’000)	(RMB’000)	(US$’000)

Deferred tax assets:

Current:
Bad debt provision	98	70	11
Write-down of inventories	16	29	5
Advertising and promotion expenses	—	6,481	1,030
Accrual of payroll	1,404	1,534	244

Valuation allowance	—	(7,074)	(1,125)

	1,518	1,040	165

Non-current:
Property, plant and equipment	454	478	76
Settlement cost (i)	—	2,997	476
Deferred government grants	3,804	4,309	685

Valuation allowance	—	(378)	(60)

	4,258	7,406	1,177

Total deferred tax assets, net	5,776	8,446	1,342

(i)	Amount represents deferred tax assets resulting from the temporary difference for the settlement cost paid to SDPP in December 2011 totaling RMB13,420,594 (US$2,132,318) consisting of a one-off cash consideration and the present value of the increase in the annual payment to SDPP for use of certain assets (Note 4).

	As of December 31,
	2010	2011
	(RMB’000)	(RMB’000)	(US$’000)

Deferred tax liabilities:

Non-current:
Property, plant and equipment – capitalized interest	258	321	51
Intangible assets	1,796	1,715	272

Total deferred tax liabilities	2,054	2,036	323

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

19.	INCOME TAXES (CONT’D)

In assessing the realizability of deferred tax assets, the Group has considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. As of December 31, 2010, the Group recorded no valuation allowance as management believes is more-likely-than-not that the Group’s deferred tax assets are realizable based on the weight of all available evidence. As of December 31, 2011, the Group recorded full valuation allowance against the deferred tax assets of Nuokang Distribution that suffered significant losses in 2011.

The New CIT Law also imposes a 10% withholding income tax, subject to reduction based on tax treaty where applicable, for dividends distributed by a foreign invested enterprise to its immediate holding company outside China. Such dividends were exempted from PRC tax under the previous income tax law and regulations. The foreign invested enterprise is subject to the withholding tax starting from January 1, 2008.

As of December 31, 2011, the Group intended to reinvest permanently the retained earnings of its PRC subsidiaries. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

As of December 31, 2010 and 2011, the Group reported pre-paid income tax of RMB5,116,997 and RMB8,179,406 (US$1,299,577), respectively, related to tax due on the unrealized profit arising from inter-company sales between Group companies.

The Group evaluated its income tax uncertainty under ASC 740-10, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of uncertain tax positions taken in the tax return. As of December 31, 2010 and 2011, the Group’s liability for recorded unrecognized tax benefits was of RMB808,765 and RMB2,655,726 (US$421,952), respectively. As of December 31, 2011, RMB808,765 of unrecognized tax benefits was related to an intercompany consulting income and RMB1,846,961 (US$293,452) was related to advertising and promotion expenses. It is possible that the amount of unrecognized tax benefits will change in the next 12 months. However, an estimate of the range of the possible change cannot be made at this time. The Group has elected to classify interest and penalties related to an uncertain position, if and when required, as part of interest expenses and other expenses, respectively, in the consolidated statements of operations. No such amounts have been accrued through December 31, 2011 by the Group. The total unrecognized tax benefits as of December 31, 2011, if recognized, would affect the Group’s effective income tax rate. For the PRC subsidiaries, the tax years ended December 31, 2007 to 2011 remain open to examination by the tax authorities. For the HK subsidiaries, the tax years ended December 31, 2006 to 2011 remain open to examination.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

19.	INCOME TAXES (CONT’D)

A roll-forward of accrued unrecognized tax benefits is as follows:

	2010	2011
	RMB’000	RMB’000	USD’000

Beginning of the year	809	809	129
Additions based on tax positions related to the current year	—	1,847	293
Reversals based on tax position related to prior year	—	—

End of the year	809	2,656	422

The New CIT Law stipulates that a PRC resident enterprise, which includes an enterprise established outside of PRC with its effective management and control located in PRC, will be subject to PRC income tax on its worldwide income. If the PRC tax authorities subsequently determine that the Company or Surplus International, which was registered outside PRC should be deemed a resident enterprise, the Company or Surplus International will be subject to PRC income tax at a rate of 25%. The Company will continue to monitor its tax status.

In addition, the New CIT Law provides that dividend income between qualified “resident enterprises” is exempted from the 10%, or a lower rate as provide by tax treaty or agreement if available, withholding tax on dividends paid to non-PRC enterprise shareholders. If the Company or Surplus International is considered a “non-resident enterprise,” dividends paid to Surplus International by our subsidiaries in the PRC (through the Group’s holding company structure) may be subject to the withholding tax.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

20.	NET INCOME (LOSS) PER SHARE

Basic and diluted net income (loss) per share for each of the period presented are calculated as follows:

	For the Years Ended December 31,
	2009	2010	2011
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Numerator:
Net income (loss) attributable to shareholders	65,095	46,062	(14,006)	(2,226)
Accretion of Preference Shares	(13,886)	—	—	—

Net income (loss) attributable to ordinary shareholders	51,209	46,062	(14,006)	(2,226)

Denominator:
Number of shares outstanding, opening	95,447,648	158,420,142	158,490,942	158,490,942
New ordinary shares issued from IPO	1,984,429	—	—	—
Conversion of Preference Share	1,413,516	—	—	—
Repurchase of ordinary shares	—	—	(2,786,014)	(2,786,014)
Exercise of stock options	39,452	46,286	53,589	53,589
Vesting of restricted stock units	—	—	114,433	114,433

Weighted average number of shares outstanding – basic	98,885,045	158,466,428	155,872,950	155,872,950
Share options and restricted stock units	840,208	331,200	—	—

Weighted average number of shares outstanding – diluted	99,725,253	158,797,628	155,872,950	155,872,950

Basic net income (loss) per share	RMB 0.52	RMB 0.30	RMB (0.09)	USD (0.01)

Diluted net income (loss) per share	RMB 0.51	RMB 0.30	RMB (0.09)	USD (0.01)

In December 2010, the Company issued to its share depository bank 3,000,000 ordinary shares which have been used to settle stock option awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and, therefore, have been excluded from the computation of income (loss) per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.

The effects of vested restricted stock units are included in the computation of basic income (loss) per share. The effects of unvested restricted stock units are included in the computation of diluted income per share if they are dilutive. The effects of unvested restricted stock units have been excluded from the computations of diluted loss per share for the year ended December 31, 2011, as they were anti-dilutive.

The effects of share options granted on December 19, 2007 have been excluded from the computation of dilutive income (loss) per share for the years ended December 31, 2010 and 2011, as they were anti-dilutive.

The effects of share options granted on October 11, 2008 have been excluded from the computation of dilutive income (loss) per share for all the periods presented, as they were anti-dilutive.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

21.	SHARE OPTION PLAN

On December 19, 2007, the Group adopted a share option scheme (the “2007 Option Plan”) which allows the Group’s board of directors, at its discretion, to offer options to officers (including directors), employees and consultants of the Group to purchase up to 7,738,998 ordinary shares of the Company. As of December 31, 2007, 5,500,000 and 960,000 options were granted to the employees and non-employees (consultants and former employees), respectively, at an exercise price of US$0.4613 per share. On October 11, 2008, another 1,200,000 options were granted to the employees and directors at an exercise price of US$0.7250 per share. All options granted to employees vest over the related requisite service period of four years using a graded vesting schedule of 25% of the options vesting on each of the first, second, third and fourth anniversaries of the grant date. For consultants, a performance condition exists as the services are directly related to, and the options are vested upon, a qualified IPO. The former employee options vest upon the date when a qualified IPO is completed. All options granted to employees expire four years after their respective vest dates and options granted to non-employees expire after 7 days from the date of a qualified IPO.

On October 6, 2008, the Group adopted a share option scheme (the “2008 Option Plan”) which allows the Group’s board of directors, at its discretion, to offer options to officers (including directors), employees and consultants of the Group to purchase up to 1,800,000 ordinary shares of the Company.

Ordinary shares issuable upon the exercise of share options are issued from the option plans authorized by the board of directors. The maximum contractual life of the options was eight years.

The binomial option pricing model was applied in determining the fair value of the options granted to employees and Black-Scholes pricing model in determining the fair value of the options granted to non-employees. These models require the input of highly subjective assumptions, including the expected stock price volatility and the expected price multiple at which employees are likely to exercise share options. For expected volatilities, the Group has made reference to historical volatilities of several comparable companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury Bills yield in effect at the time of grant. The fair value of the ordinary shares, at the option grant dates, was determined by management, with the assistance of Sallmanns. The Group’s management is ultimately responsible for the determination of the fair value of the ordinary shares.

As the exercise price of the options granted on December 19, 2007 and October 11, 2008 was higher than the market price of the ordinary shares during recent years, there has been no incentive provided to the grantee. On December 19, 2011, the Group cancelled all of the then outstanding 5,619,200 options, both vested and non-vested, pursuant to a resolution by the Board of Directors, and recognized expenses of RMB681,408 (US$108,265) related to options cancelled with no consideration for the year ended December 31, 2011.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

21.	SHARE OPTION PLAN (CONT’D)

(a)	Options Granted to Employees and Non-Employees

The following table summarized the Group’s share option activities:

	Number of options	Weighted average grant date fair value per share	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		(US$)	(US$)	(Years)	(US$’000)

Outstanding, December 31, 2010	6,061,696	0.3483	0.5057	3.61	3,724

Granted	—	—	—
Exercised	60,000	0.3429	0.4613
Forfeited	382,496	0.3460	0.4889
Cancelled	5,619,200	0.3481	0.5073	—	—

Outstanding, December 31, 2011	—	—	—	—	—

Vested and expected to vest at December 31, 2011	—	—	—	—	—

Exercisable at December 31, 2011	—	—	—	—	—

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the underlying stock at each reporting date, for those awards that have an exercise price currently below the fair value of the Company’s shares. Total intrinsic value of options exercised for the three years ended December 31, 2009, 2010 and 2011 was RMB1,068,911, RMB3,723,865 and nil, respectively.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

21.	SHARE OPTION PLAN (CONT’D)

(a)	Options Granted to Employees and Non-Employees (Cont’d)

Prior to the IPO, the Group has accounted for its options granted to employees as liability awards as the options are indexed to the U.S. dollar to RMB exchange rate in addition to the fair value of the underlying shares, as the exercise price was dominated in US$ while the functional currency of the Company is RMB. The share-based compensation liability is initially recognized at fair value on the date of grant and is subsequently remeasured at the end of each reporting period and IPO date with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested options over the vesting period. The Group has recognized compensation expenses using the straight-line method for liability classified share options granted with service conditions that have a graded vesting schedule. Upon the IPO, the Group started to account for its options granted to employees as equity awards, given that the Company’s shares are publicly traded in U.S. and therefore, the options are no longer considered dual-indexed. The fair value of the options granted to employees was remeasured on the IPO date, with the fair value of the options reclassified to equity and the fair value of the unvested options to be recognized over the remaining requisite service period as compensation expenses using the straight-line method.

The Group calculated the estimated fair value of the options on the IPO date using the binomial option pricing model with the following assumptions:

December 9, 2009
Suboptimal exercise factor	1.5
Risk-free interest rates	1.28% - 2.67%
Expected volatility	63.10% - 78.15%
Expected dividend yield	0%

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

21.	SHARE OPTION PLAN (CONT’D)

(a)	Options Granted to Employees and Non-Employees (Cont’d)

The Group recorded compensation expenses related to options granted to non-employees as equal to the fair value of the share options at the measurement date. The measurement date was set upon a qualified IPO, which occurred on December 9, 2009. All non-employee options were exercised shortly after the IPO, resulting in RMB4,326,525 of compensation expenses recorded in general and administrative expenses, with a corresponding credit to additional paid-in capital during the year ended December 31, 2009.

The Company calculated the estimated fair value of the options on the measurement date using the Black-Scholes pricing model with the following assumptions:

December 9, 2009

Expected term	1.5 years
Risk-free interest rate	0.03%
Expected volatility	78.15%
Expected dividend yield	0%

Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. The estimation of the forfeiture rate was based primarily upon historical experience of employee turnover. To the extent the Group revises this estimate in the future, the share-based payments could be materially impacted in the year of revision, as well as in following years. During the years ended December 31, 2009 and 2010, the Group increased the forfeiture rate for primarily due to changes in historical employee turnover rates.

Total compensation expenses relating to employee share options recognized for the years ended December 31, 2009, 2010 and 2011, respectively, and were included in the following captions:

	For the Years Ended December 31,
	2009	2010	2011
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Cost of revenue	222	149	124	20
Research and development costs	317	212	177	28
Selling, marketing and distribution expenses	2,556	1,663	1,050	167
General and administrative expenses	10,618	4,292	4,328	688

	13,713	6,316	5,679	903

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

21.	SHARE OPTION PLAN (CONT’D)

(b)	RSU

Pursuant to a resolution of the Board of Directors on July 1, 2010 and June 1, 2011, 681,000 and 591,000 Restricted Stock Units (the “RSUs”) under the 2008 Option Plan were granted to the Group’s management staff and directors, respectively. One third of the RSUs will vest at each anniversary of the following three years from the grant date, and all unvested RSUs will continue to vest even though employment or service is terminated due to retirement, voluntary resignation, layoff due to the Group’s strategic restructuring, etc. As the service condition is not considered substantive, the Group fully recognized the compensation cost relating to the RSUs with a corresponding credit to additional paid-in capital based on their fair values of US$0.6013 and US$0.5925 per unit on the grant dates of July 1, 2010 and June 1, 2011, respectively.

The following table summarized the Group’s RSU activities under the 2008 Option Plan:

	Number of RSUs	Weighted- average grant date fair value per unit
		(US$)

Unvested, December 31, 2010	681,000	0.601

Granted	591,000	0.593
Vested	227,000	0.601
Forfeited	—	—

Unvested, December 31, 2011	1,045,000	0.596

Total compensation expenses relating to the RSUs were included in the following captions:

	For the Years Ended December 31,
	2010	2011
	(RMB’000)	(RMB’000)	(US$’000)

Research and development costs	123	125	20
Selling, marketing and distribution expenses	135	138	22
General and administrative expenses	2,432	2,002	318

	2,690	2,265	360

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

22.	RELATED PARTY TRANSACTIONS

Name of related party	Relationship with the Group

Mr. Xue	Ultimate shareholder of the Company

The movements of the related party balances are as follows:

Mr. Xue
(RMB’000)

Balance as of January 1, 2009	(2,026)

Foreign currency translation gain for the US$ loan from a related party	40
Repayment of loan by the Group	5,809
Expenses paid by a related party on behalf of the Group	(4,575)
Expenses paid by the Group on behalf of a related party	752

Balance as of December 31, 2009	—

Loan to shareholder	15,147
Repayment of loan by a related party	(15,147)
Expenses paid by a related party on behalf of the Group	(159)
Expenses paid by the Group on behalf of a related party	159

Balance as of December 31, 2010	—

Expenses paid by a related party on behalf of the Group	(512)
Expenses paid by the Group on behalf of a related party	512

Balance as of December 31, 2011	—

Balance as of December 31, 2011 (US$’000)	—

As of December 31, 2010 and 2011, bank loans of the Group totaling RMB40,000,000 and nil, respectively, were secured by certain of the Group’s property, plant and equipment, land use rights and guaranteed by Mr. Xue (Note 14).

23.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee at a rate of 13% to 20% on a standard salary as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC. The total amounts of contributions of RMB2,506,043, RMB2,875,198 and RMB3,100,754 (US$492,660) for the years ended December 31, 2009, 2010 and 2011, respectively, were charged to expenses in the consolidated statements of operations. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

24.	COMMITMENTS AND CONTINGENCIES

(a)	Purchase Commitments

As of December 31, 2011, the Group had outstanding purchase commitments in relation to construction-in-progress and office equipment of RMB464,375 (US$73,782), all of which would be paid within one year.

On August 1, 2008 and October 1, 2011, Liaoning Nuokang entered into supply contracts of snake venom, the primary raw material of the Group’s final product, with foreign suppliers. The unit prices are specified in the contract for snake venom purchase during the period from January 1, 2009 to August 1, 2011 and from October 1, 2011 to October 1, 2013, respectively, but subject to mutual written confirmation between the supplier and the Group on an annual basis for adjustments taking into consideration currency rate fluctuations, changes in production costs, changes in environmental law, changes in government taxes and availability of the product. Minimum annual purchase volumes are also specified in the contract. This amount is subject to change depending on annual adjustments to the unit price. Penalty of failure to meet the minimum quantity by either party will be 50% of the total amount of the shortfall, determined using the average unit price of the 12 latest invoices. The Group has made the purchase beyond minimum quantity required for the year ended December 31, 2011. The term of these supply contracts are three years and two years, respectively, and subject to renewal upon future negotiation. On August 3, 2011, Liaoning Nuokang entered into an addendum upon the contract dated August 1, 2008 with the foreign supplier to extend the term to August 1, 2014. As of December 31, 2011, the aggregate amounts of required minimum payment were as follows:

	As of December 31, 2011
	(RMB’000)	(US$’000)

2012	1,393	221
2013	2,086	332
2014	749	119

	4,228	672

As of December 31, 2011, the Group had an outstanding purchase commitment in relation to a technology transfer of medicine license (Note 13(iii)) with amount of RMB13,000,000 (US$2,065,492), all of which would be paid within one year.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

24.	COMMITMENTS AND CONTINGENCIES (CONT’D)

(b)	Operating Leases

As of December 31, 2011, the Group had minimum lease payments under non-cancellable operating leases in relation to office premises of RMB458,016 (US$72,771), all of which would be paid in one year.

Total rental expenses for the operating lease were RMB1,625,361, RMB1,830,576 and RMB1,464,376 (US$232,666) for the years ended December 31, 2009, 2010 and 2011, respectively. The terms of the leases do not contain rent escalation or contingent rents.

(c)	Manufacturing Assets Use Right Payment

In December 2011, the Group entered into agreement to lease from SDPP the Manufacturing Assets from January 1, 2015 to December 31, 2021, with RMB 2,100,000 per annum for the period starting from January 1, 2015 to December 31, 2016, and RMB 2,300,000 per annum for the period starting from January 1, 2017 to December 31, 2021.

As of December 31, 2011, the Group had contractual future payments for its right to use the Manufacturing Assets as follows:

	As of December 31, 2011
	(RMB’000)	(US$’000)

2012	2,100	334
2013	2,100	334
2014	2,100	334
2015	2,100	334
2016	2,100	334
2017 thereafter	11,500	1,827

	22,000	3,497

(d)	Income Tax

As of December 31, 2010 and 2011, the Group recorded a liability of RMB808,765 and RMB2,655,726 (US$421,952), respectively, for unrecognized tax benefits, all of which related to an intercompany consulting income and advertising and promotion expenses (Note 19).

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

25.	FAIR VALUE MEASUREMENT

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

(a)	Assets and liabilities measured or disclosed at fair value on a recurring basis

In accordance with ASC 820-10, the Group measures long-term payables and discloses held-to-maturity short term investments, i.e. time deposits, at fair value, which are determined based on the discounted cash flow model using the discount curve of market interest rates.

Assets/liabilities measured or disclosed at fair value on a recurring basis are summarized below:

	Fair value Measurement at December 31, 2010
	Quoted price in active Markets for identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value at December 31, 2010
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Held-to-maturity short-term investments
Time deposits	—	29,942	—	29,942	4,757
Long-term payables	—	11,299	—	11,299	1,795

	—	41,241	—	41,241	6,552

	Fair value Measurement at December 31, 2011
	Quoted price in active Markets for identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value at December 31, 2011
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Long-term payables	—	12,934	—	12,934	2,056

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

25.	FAIR VALUE MEASUREMENT (CONT’D)

(b)	Assets and liabilities measured at fair value on a nonrecurring basis

The Group measures certain financial assets, including cost method investments, at fair value on a nonrecurring basis only if an impairment charge were to be recognized. The Group’s non-financial assets, such as fixed assets and intangible assets, would be measured at fair value only if they were determined to be other-than-temporarily impaired. There was no impairment loss recognized for any of the periods presented.

26.	SUBSEQUENT EVENTS

Since December 31, 2011, the Company has repurchased a total 535,288 ordinary shares (66,911 ADSs) with an aggregate consideration of RMB1,196,317 (US$190,076), which resulted in an decrease of par value of ordinary shares by RMB1,685 (US$268) and retained earnings by RMB1,194,632(US$189,808).

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

27.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY

Under PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans, or advances. The amount restricted include share capital and statutory reserve of PRC subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling RMB397,595,429 (US$63,171,552) as of December 31, 2011.

Balance sheets

	As of December 31,
	2010	2011
	(RMB’000)	(RMB’000)	(US$’000)

ASSETS
Current assets:
Cash and cash equivalents	37,314	5,724	908
Other receivables	—	5,427	861
Due from a subsidiary	—	1,699	270

Total current assets	37,314	12,850	2,039

Non-current assets:
Investment in subsidiaries	598,728	609,934	96,910

TOTAL ASSETS	636,042	622,784	98,949

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	331	9,916	1,574

Total current liabilities	331	9,916	1,574

Shareholders’ equity:
Ordinary shares (par value US$0.0005 per share, 474,200,000 shares authorized and 162,171,942 share issued and outstanding as of December 31, 2010; 474,200,000 shares authorized and 157,906,470 shares issued and outstanding as of December 31, 2011)	597	581	92
Additional paid-in capital	460,981	469,107	74,534
Retained earnings	174,133	143,180	22,749

Total shareholders’ equity	635,711	612,868	97,375

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	636,042	622,784	98,949

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

27.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

Statements of operations

	For the Years Ended December 31,
	2009	2010	2011
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

General and administrative expenses	(2,940)	(4,488)	(17,366)	(2,759)
Other expense, net	90	(2,327)	(1,336)	(212)
Equity in profit of subsidiaries	67,945	52,877	4,696	745

Income (loss) before tax	65,095	46,062	(14,006)	(2,226)

Income tax	—	—	—	—

Net income (loss)	65,095	46,062	(14,006)	(2,226)

Statements of cash flows

	For the Years Ended December 31,
	2009	2010	2011
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Net cash used in operating activities	(1,079)	(15,796)	(7,971)	(1,266)

Net cash used in investing activities	—	(203,788)	(1,247)	(198)

Net cash generated from (used in) financing activities	256,647	259	(22,372)	(3,555)

Net increase (decrease) in cash and cash equivalents	255,568	(219,325)	(31,590)	(5,019)

Cash at the beginning of year	1,071	256,639	37,314	5,928

Cash at the end of year	256,639	37,314	5,724	909

(a)	Basis of presentation

In the parent-only financial statements, the Company’s investment in subsidiaries and the VIE is stated at cost plus equity in undistributed earnings of subsidiaries and the VIE since inception. The parent-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

The Company records its investment in its subsidiaries and the VIE under the equity method of accounting as prescribed in FASB ASC 323, “Investment-Equity Method and Joint Venture.” Such investment is presented on the balance sheet as “Investments in subsidiaries” and share of the subsidiaries’ profit or loss as “Equity in profit of subsidiaries” on the statements of operations.

The subsidiaries and the VIE did not pay any dividend to the Company for the periods presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted by reference to the consolidated financial statements.

(b)	Commitments

The Company did not have any significant commitments or long-term obligations as of December 31, 2011.